Form 10-K405, Exhibit 13
period 1997-12-31
AMEREN CORP
filed 1998-03-30
CIK 1002910

                                                                      Exhibit 13


    FINANCIAL TABLE OF CONTENTS

17  Responsibility for Financial Statements
    and Report of Independent Accountants

18  Management's Discussion
    and Analysis

24  Consolidated Balance Sheet

26  Consolidated Statement of Income

27  Consolidated Statement of Cash Flows

28  Consolidated Statement of
    Retained Earnings and Selected
    Quarterly Information

29  Notes to Consolidated Financial
    Statements

45  Selected Consolidated Financial
    Information

46  Electric Operating Statistics

47  Gas Operating Statistics


                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The management of Ameren Corporation is responsible for the information and representations contained in the consolidated financial statements and in other sections of this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Other information included in this report is consistent, where applicable, with the consolidated financial statements.

   The Company maintains a system of internal accounting controls designed to provide reasonable assurance as to the integrity of the financial records and the protection of assets. Qualified personnel are selected and an organization structure is maintained that provides for appropriate functional responsibility.

   Written policies and procedures have been developed and are revised as necessary. The Company maintains and supports an extensive program of internal audits with appropriate management follow up.

   The Board of Directors, through its Auditing Committee comprised of outside directors, is responsible for ensuring that both management and the independent accountants fulfill their respective responsibilities relative to the financial statements. Moreover, the independent accountants have full and free access to meet with the Auditing Committee, with or without management present, to discuss auditing or financial reporting matters.

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 5, 1998

                                                   [LOGO]  PRICE WATERHOUSE LLP

                                                            800 Market Street
                                                          St. Louis, MO 63101
                                                       Telephone 314-206-8500


        To the Stockholders and Board of Directors of Ameren Corporation

   In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and retained earnings appearing on pages 24-28 of this report present fairly, in all material respects, the financial position of Ameren Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Central Illinois Public Service Company and CIPSCO Investment Company, wholly-owned subsidiaries, which combined statements reflect total assets of $1,889,451,000 and $1,913,691,000 at December 31, 1997 and 1996,
respectively, and total revenues of $863,441,000, $891,631,000 and $837,216,000 for the three years in the period ended December 31, 1997, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Central Illinois Public Service Company and CIPSCO Investment Company, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

                                                  /s/ PRICE WATERHOUSE LLP

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW Ameren Corporation (Ameren) is a newly created holding company which is registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC) becoming wholly-owned subsidiaries of Ameren (the Merger). In addition, Ameren, as a result of the Merger, has a 60% ownership interest in Electric Energy, Inc. (EEI), which is consolidated for financial reporting purposes.

             The Merger was accounted for as a pooling of interests; therefore the consolidated financial statements are presented as if the Merger were consummated as of the beginning of the earliest period presented. However, the consolidated financial statements are not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of the future results of operations, financial position or cash flows.

             References to the Company are to Ameren on a consolidated basis; however, in certain circumstances, the subsidiaries are separately referred to in order to distinguish between their different business activities.

RESULTS OF EARNINGS. Earnings for 1997, 1996 and 1995, were $335 million ($2.44 OPERATIONS per share), $372 million ($2.71 per share) and $373 million ($2.72 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, primarily: weather variations, electric rate reductions, competitive market forces, credits to electric customers, sales growth, fluctuating operating costs, including Callaway Plant nuclear refueling outages, merger-related expenses, changes in interest expense, changes in income and property taxes and an extraordinary charge.


             The Company recorded an extraordinary charge to earnings in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes, or 38 cents per share. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.)

           ELECTRIC OPERATIONS. The impacts of the more significant items affecting electric revenues and operating expenses during the past three years are analyzed and discussed below:

                                                           Variations from Prior Year
                                                           ----------------------------
           ELECTRIC REVENUES (Millions of Dollars)         1997        1996        1995
           ----------------------------------------------------------------------------
           Rate variations                                 $ --        $(20)       $(14)
           Credit to customers                               28         (15)        (33)
           Effect of abnormal weather                         3         (28)         63
           Growth and other                                   5          67          51
           Interchange sales                                (43)         51         (13)
           EEI                                                9          (2)        (76)
           ----------------------------------------------------------------------------
                                                           $  2        $ 53        $(22)
           ----------------------------------------------------------------------------

             Electric revenues for 1997 were flat compared to 1996, reflecting a decrease in the Missouri electric customer credits recorded in 1997 versus 1996 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information), partly offset by a 1% decrease in kilowatthour sales. The kilowatthour sales decrease was due to a 13% decrease in interchange sales due to market conditions and differences in the classification of certain interchange and purchased power transactions resulting from the Federal Energy Regulatory Commission (FERC) Order 888 and a 1% decline in residential sales. These decreases were partly offset by increases in commercial and industrial sales of 1% and 2%, respectively, attributable to economic growth. In addition, sales at EEI were up 6% over 1996.

             The increase in 1996 electric revenues was primarily due to a 5% increase in kilowatthour sales over the prior year, partly offset by the 1.8% rate decrease for Missouri electric customers and the net increase in Missouri electric customer credits recorded in 1996 versus 1995. (See Note 2 -- Regulatory Matters under Notes to Consolidated Financial Statements for further information.) The kilowatthour sales increase reflected economic growth in the service area and increased interchange sales opportunities, partially offset by milder weather during the period. Residential and industrial sales each rose 2% over 1995, while commercial sales grew 3% and interchange sales increased 32%.

             The decrease in 1995 electric revenues was primarily the result of decreased sales to the Department of Energy by EEI, a one-time $30 million credit to Missouri electric customers and rate decrease in Missouri. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.) This decrease was partially offset by increased retail kilowatthour sales, mainly due to the unusually hot weather in the third quarter of 1995, compared to 1994, and sales growth reflecting the Company's healthy service area economy. Weather-sensitive residential and commercial sales increased 6% and 3%, respectively, over 1994, and industrial sales grew 2%.

                                                                      Variations from Prior Year
           --------------------------------------------------------------------------------------
           FUEL AND PURCHASED POWER (Millions of Dollars)          1997        1996          1995
           --------------------------------------------------------------------------------------
           Fuel:
              Variation in generation                             $ 25           $43         $(10)
              Price                                                (24)          (14)           2
              Generation efficiencies and other                     (5)            2            3
           Purchased power variation                               (50)            2            9
           EEI                                                      10            23          (42)
           --------------------------------------------------------------------------------------
                                                                  $(44)          $56         $(38)
           ======================================================================================


           The decrease in 1997 fuel and purchased power costs was primarily due to reduced purchased power costs, resulting from relatively flat native load sales, lower interchange sales and lower fuel prices, offset by greater generation.The increase in 1996 fuel and purchased power costs was driven mainly by higher kilowatthour sales, partially offset by lower fuel prices due to the use of lower cost coal. The decrease in 1995 fuel and purchased power costs reflected decreased sales by EEI, partly offset by greater retail kilowatthour sales during the hot 1995 summer and the need for replacement power during Callaway Plant's spring nuclear refueling outage.

           GAS OPERATIONS. Gas revenues in 1997 decreased $4 million primarily due to a 12% decrease in retail dekatherm sales. Weather-sensitive residential and commercial sales declined 15% and 18%, respectively. These decreases were partly offset by a 20% increase in industrial sales and an increase in off-system sales of gas to others. The increase in 1996 gas revenues of $37 million was primarily the result of higher gas prices and increased sales due to colder weather. Residential and commercial dekatherm sales increased 13% and 17%, respectively, in 1996 versus 1995. Gas revenues decreased $8 million in 1995 primarily as a result of lower prices and lower industrial dekatherm sales.

           Gas costs for 1997 remained flat as compared to those of 1996. The $35 million increase in 1996 gas costs was primarily the result of a combination of increased demand due to colder weather and an increase in the price paid for gas in 1996 versus 1995. The decrease in 1995 gas costs of $20 million was predominantly due to lower gas prices in 1995, compared to 1994.

           OTHER OPERATING EXPENSES. Other operating expense variations in 1995 through 1997 reflected recurring factors such as growth, inflation, labor and benefit increases. In 1997, other operations expenses increased $41 million primarily due to increases in information system-related costs, labor and injuries and damages expenses. In 1996, other operations expenses increased $2 million primarily due to increases in employee benefits, injuries and damages and information system-related costs, offset by decreases resulting from several nonrecurring costs incurred in 1995. Other operations expenses increased $7 million in 1995, mainly due to increases in labor and material and supplies expenses, as well as the occurrence of several nonrecurring costs, including costs related to a voluntary separation program and write-offs of system development costs. These increases were partly offset by decreases in employee benefits, injuries and damages and insurance expenses.

           Maintenance expenses for 1997 increased $8 million primarily resulting from increased scheduled fossil plant maintenance, partly offset by decreased expenses at Callaway Plant due to the absence of a refueling outage in 1997. In 1996, maintenance expenses decreased $5 million primarily due to lower scheduled power plant maintenance, partly offset by increased labor expenses at Callaway Plant. In 1995, maintenance expenses increased $26 million mainly due to scheduled power plant maintenance expenses, partially offset by reduced distribution system maintenance expenses. Callaway Plant's maintenance expenses increased $17 million primarily due to the spring 1995 refueling outage. Maintenance expenses at other power plants increased primarily due to scheduled maintenance outages.

           Depreciation and amortization expense increased $7 million in 1997, $12 million in 1996 and $11 million in 1995, due to increased depreciable property.

           TAXES. Income tax expense from operations decreased $19 million in 1997 principally due to lower pretax income and a lower effective tax rate. Income tax expense from operations decreased $8 million in 1996 principally due to lower pretax income. Income tax expense from operations decreased $2 million in 1995 primarily due to lower pretax income, partially offset by a higher effective income tax rate.

           OTHER INCOME AND DEDUCTIONS. Miscellaneous, net increased $11 million for 1997, compared to 1996, primarily due to the capitalization of merger-related expenses. (See Note 2 - Regulatory Matters under
           Notes to Consolidated Financial Statements for further information.) Miscellaneous, net increased $2 million for 1996 primarily due to reduced merger-related expenses. Miscellaneous, net decreased $11 million for 1995 primarily due to increased merger-related expenses.

           INTEREST. Interest expense increased $5 million in 1997 primarily due to higher debt outstanding during the year at higher interest rates. Interest expense increased $2 million for 1996 primarily due to a greater amount of short-term debt outstanding, offset by lower rates on variable-rate long-term debt. In 1995, interest expense declined $5 million as decreases in other interest expense were partly offset by higher interest rates on variable long-term debt.

           BALANCE SHEET. The $26 million decrease in other current liabilities was primarily due to a lower accrued customer credit. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.) The $50 million increase in other deferred credits and liabilities was attributable to increases in the accrued pension liability and the nuclear decommissioning trust fund.

LIQUIDITY    Cash provided by operating activities totaled $687 million for
  AND      1997, compared to $786 million and $792 million in 1996 and 1995,
CAPITAL    respectively.
RESOURCES
             Cash flows used in investing activities totaled $387 million, $481 million and $468 million, for the years ended December 31, 1997, 1996 and 1995, respectively. Expenditures in 1997 for constructing new or to improve existing facilities, purchasing rail cars and complying with the Clean Air Act were $381 million. In addition, the Company spent $35 million to acquire nuclear fuel.

             Construction expenditures are expected to be about $315 million in 1998. For the five-year period 1998-2002, construction expenditures are estimated at $1.7 billion. This estimate does not include any construction expenditures which may be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed below.

             The Company's need for additional base load electric generating capacity is not anticipated until after the year 2013. Under Title IV of the Clean Air Act Amendments of 1990, the Company is required to significantly reduce total annual sulfur dioxide emissions by the year 2000. Significant reductions in nitrogen oxide are also required. By switching to low-sulfur coal and early banking of emissions credits, the Company anticipates that it can comply with the requirements of the law without significant revenue increases because the related capital costs are largely offset by lower fuel costs. As of year-end 1997, estimated remaining capital costs expected to be incurred pertaining to Clean Air Act-related projects totaled $107 million.

             In July 1997, the United States Environmental Protection Agency
           (EPA) issued final regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. Although specific emission control requirements are still being developed, it is believed that the revised standards will require significant additional reductions in nitrogen oxide and sulfur dioxide emissions from coal-fired boilers. In October 1997, the EPA announced that Missouri and Illinois are included in the area targeted for nitrogen oxide emissions reductions as part of the EPA's regional control program. Reduction requirements in nitrogen oxide emissions from the Company's coal-fired boilers could exceed 80% from 1990 levels by the year 2002. Reduction requirements in sulfur dioxide emissions may be up to 50% beyond that already required by Phase II acid rain control provisions of the 1990 Clean Air Act Amendments and could be required by 2007. Because of the magnitude of these additional reductions, the Company could be required to incur significantly higher capital costs to meet future compliance obligations for its coal-fired boilers or purchase power from other sources, either of which could have significantly higher operations and maintenance expenditures associated with compliance. At this time, the Company is unable to determine the impact of the revised air quality standards on its future financial condition, results of operations or liquidity.

             In December 1997, the United States and numerous other countries agreed to certain environmental provisions (the Kyoto Protocol), which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Company is unable to predict what requirements, if any, will be adopted in this country. However, implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenditures by the Company. At this time, the Company is unable to determine the impact of these proposals on its future financial condition, results of operations or liquidity.

             See Note 11 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for a discussion of Callaway Plant decommissioning costs.

             Cash flows used in financing activities were $302 million for 1997, compared to $296 million and $325 million for 1996 and 1995, respectively. The Company's principal financing activities during 1997 included the issuance of $187 million of long-term debt, offset by the redemption of $123 million of long-term debt and $64 million of preferred stock and the payment of dividends.

             The Company plans to continue utilizing short-term debt to support normal operations and other tem-
              porary requirements. The Company's utility operating subsidiaries are authorized by the FERC to have up to an aggregate $750 million of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10 to 45 days). At December 31, 1997, the Company had committed bank lines of credit aggregating $259 million (of which $244 million were unused and $179 million were available at such date) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate or other options. The lines of credit are renewable annually at various dates throughout the year. At year-end, the Company had $86 million of short-term borrowings.

                 AmerenUE also has bank credit agreements due 1999 which permit the borrowing of up to $300 million and $200 million on a long-term basis. At December 31, 1997, $35 million of such borrowings were outstanding.

                 Additionally, AmerenUE has a lease agreement which provides for the financing of nuclear fuel. At December 31, 1997, the maximum amount that could be financed under the agreement was $120 million. Cash provided from financing for 1997 included issuances under the lease for nuclear fuel of $40 million, offset in part by $28 million of redemptions. At December 31, 1997, $117 million was financed under the lease. (See Note 3 - Nuclear Fuel Lease under Notes to Consolidated Financial Statements for further information.)

 RATE MATTERS See Note 2 - Regulatory Matters under Notes to Consolidated
              Financial Statements for a discussion of rate matters.

CONTINGENCIES See Note 10 - Commitments and Contingencies under Notes to
              Consolidated Financial Statements for material issues existing at December 31, 1997.

    DIVIDENDS Common stock dividends paid in 1997 resulted in a payout rate of 99% of the Company's earnings to common stockholders (86% of earnings before extraordinary charge). Dividends paid to common stockholders in relation to net cash provided by operating activities for the same period were 48%.

                 The Board of Directors does not set specific targets or payout parameters for dividend payments; however, the Board considers various issues including the Company's historic earnings and cash flow; projected earnings, cash flow and potential cash flow requirements; dividend payout rates at other utilities; return on investments with similar risk characteristics; and overall business considerations. On February 13, 1998, the Ameren Board of Directors declared a quarterly common stock dividend of 63.5 cents per share, payable March 31, 1998.

     ELECTRIC Changes enacted and being considered at the federal and state INDUSTRY levels continue to change the structure of the electric industry
RESTRUCTURING and utility regulation, as well as encourage increased competition. At the federal level, the Energy Policy Act of 1992 reduced various restrictions on the operation and ownership of independent power producers and gave the FERC the authority to order electric utilities to provide transmission access to third parties.

                 In April 1996, the FERC issued Order 888 and Order 889, which are intended to promote competition in the wholesale electric market. The FERC requires transmission-owning public utilities, such as AmerenUE and AmerenCIPS, to provide transmission access and service to others in a manner similar and comparable to that which the utilities have by virtue of ownership. Order 888 requires that a single tariff be used by the utility in providing transmission service. Order 888 also provides for the recovery of stranded costs, under certain conditions, related to the wholesale business.

                 Order 889 established the standards of conduct and information requirements that transmission owners must adhere to in doing business under the open access rule. Under Order 889, utilities must obtain transmission service for their own use in the same manner their customers will obtain service, thus mitigating market power through control of transmission facilities. In addition, under Order 889, utilities must separate their merchant function (buying and selling wholesale power) from their transmission and reliability functions.

                 The Company believes that Order 888 and Order 889, which relate to its wholesale business, will not have a material adverse effect on its financial condition, results of operations or liquidity.

                 In addition, certain states are considering proposals or have adopted legislation that will promote competition at the retail level. In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the
              Act) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy in Illinois. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.)

                 After evaluating the impact of this legislation, the Company determined that it was necessary to write-off the generation-related regulatory assets and liabilities of its Illinois retail electric business. This extraordinary charge reduced 1997 earnings $52 million, net of income taxes, or 38 cents per share. The Company has also concluded that its remaining net generation-related assets are not impaired and that no plant write-downs are necessary at this time. The provisions of the Act could

                                                               [AMEREN LOGO]  21
              also result in lower revenues, reduced profit margins and increased costs of capital. At this time, the Company is unable to determine any further impact of the Act on its future financial condition, results of operations or liquidity. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.)

                 In Missouri, where approximately 72% of the Company's retail electric revenues are derived, a task force appointed by the Missouri Public Service Commission (MoPSC) is investigating electric industry restructuring and competition and is expected to issue a report to the MoPSC in 1998. A joint legislative committee is also conducting hearings on these issues. Up to this point, retail wheeling has not been allowed in Missouri; however, the joint agreement approved by the MoPSC in February 1997 as part of its merger authorization includes a provision that required AmerenUE to file a proposal for a 100-megawatt experimental retail wheeling pilot program in Missouri. AmerenUE filed its proposal with the MoPSC in September 1997. This proposal is subject to review and approval by the MoPSC.

                 The Company is unable to predict the timing or ultimate outcome of electric industry restructuring in the state of Missouri, as well as its impact on the Company's future financial condition, results of operations or liquidity. The potential negative consequences of electric industry restructuring could be significant and include the impairment and write-down of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.)

INFORMATION   The Year 2000 issue relates to computer systems and
    SYSTEMS   applications that currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems will recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly.

                 The Company is utilizing both internal and external resources to identify, correct or reprogram and test information systems for Year 2000 compliance. The Company estimates that its costs for addressing the Year 2000 issue will range from $10 million to $15 million. These costs will be expensed as incurred.

    OUTLOOK Significant changes are taking place in the electric utility industry. The Company's management and Board of Directors recognize that competition will likely continue to increase in the future, especially in the energy supply portion of the business. New air quality standards are being considered which could significantly increase capital costs, purchased power expenses and other operations and maintenance expenditures. In addition, expenditures for information systems are increasing (including those costs associated with the Year 2000 issue). These issues will result in numerous challenges and uncertainties for Ameren and the utility industry, including the potential for increased earnings pressure on Ameren and other electric utilities. Due to the factors cited above, as well as expected future rate decreases in the Company's Illinois and Missouri jurisdictions (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information) and other operating conditions (such as the refueling of Callaway Nuclear Plant), management believes that 1998 earnings will likely be lower than 1997 earnings, excluding the extraordinary charge for the write-off of the generation-related regulatory assets and liabilities associated with the Company's Illinois retail electric business. In addition, the factors cited previously may also contribute to earnings pressure beyond 1998. At this time, management cannot predict the ultimate timing or impact of these matters on its future financial condition, results of operations or liquidity.

                 Ameren management and its Board of Directors are taking actions to address these challenges. Efforts are underway to accelerate merger cost savings and other expense reductions. The Company is also analyzing the potential benefits associated with the Illinois electric industry restructuring legislation, including the elimination of the fuel adjustment clause and the securitization of certain future revenues. In addition, the Company will continue to focus on developing its core energy business for additional growth opportunities, as evidenced by the recent formation of a power marketing and energy services affiliate, Ameren Energy, Inc. Through these initiatives and other strategies, the Company intends to address these challenges, maximize the value of its strategic generating assets and enhance shareholder value.

ACCOUNTING    In June 1997, the Financial Accounting Standards Board issued
   MATTERS    Statement of Financial Accounting Standards (SFAS) No. 130,
              "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and displaying comprehensive income. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and interim reports to shareholders. SFAS 130 and SFAS 131 are effective for fiscal years beginning after December 15, 1997. SFAS
              130 and SFAS 131 are not expected to have a material effect on the Company's financial position or results of operations upon adoption.

     EFFECTS OF   The Company's rates for retail electric and gas service are
  INFLATION AND   regulated by the MoPSC and the Illinois Commerce Commission.
CHANGING PRICES   Non-retail electric rates are regulated by the FERC.

                     The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical costs through depreciation may not be adequate to replace plant in future years. However, existing regulatory practice may be modified for the Company's generation portion of its business (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In addition, the impact on common stockholders is mitigated to the extent depreciable property is financed with debt that is repaid with dollars of less purchasing power.

                     In Illinois, changes in the cost of fuel for electric
                  generation and gas costs are generally reflected in billings to customers through fuel and purchased gas adjustment clauses. However, existing regulatory practice may be modified in the Illinois retail jurisdiction for changes in the cost of fuel for electric generation (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In the Missouri retail jurisdiction, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through a fuel adjustment clause. Changes in gas costs in the Missouri retail jurisdiction are generally reflected in billings to customers through a purchased gas adjustment clause.

                     Inflation continues to be a factor affecting operations,
                  earnings, stockholders' equity and financial performance.

    SAFE HARBOR      Statements made in this annual report to stockholders which
      STATEMENT   are not based on historical facts, are forward-looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed.
                  Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions and financial performance. In connection with the "Safe Harbor" provisions of the Private Securities
                  Litigation Reform Act of 1995, the Company is providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. Factors include, but are not limited to, the effects of regulatory actions; changes in laws and other governmental actions; competition; future market prices for electricity; average rates for electricity in the Midwest;
                  business and economic conditions; weather conditions; fuel prices and availability; generation plant performance;
                  monetary and fiscal policies; and legal and administrative proceedings.



                                                             [AMEREN LOGO]    23

Consolidated Balance Sheet


ASSETS
(Thousands of Dollars)
---------------------------------------------------------------------------------------------
December 31,                                                           1997           1996
---------------------------------------------------------------------------------------------
PROPERTY AND PLANT, AT ORIGINAL COST:
   Electric                                                        $11,522,730    $11,252,095
   Gas                                                                 447,458        428,531
   Other                                                                36,023        35,965
---------------------------------------------------------------------------------------------
                                                                    12,006,211     11,716,591
   Less accumulated depreciation and amortization                    5,285,434      5,024,046
---------------------------------------------------------------------------------------------
                                                                     6,720,777      6,692,545
   Construction work in progress:
      Nuclear fuel in process                                          134,804         96,147
      Other                                                            131,504        162,414
---------------------------------------------------------------------------------------------
         TOTAL PROPERTY AND PLANT, NET                               6,987,085      6,951,106
---------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS:
   Investments                                                          97,188        113,310
   Nuclear decommissioning trust fund                                  122,438         96,601
   Other                                                                64,915         64,655
---------------------------------------------------------------------------------------------
         TOTAL INVESTMENTS AND OTHER ASSETS                            284,541        274,566
---------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                             9,696         11,899
   Accounts receivable - trade (less allowance for doubtful
      accounts of $4,845 and $5,795, respectively)                     266,306        268,839
   Unbilled revenue                                                    102,864        106,316
   Other accounts and notes receivable                                  49,765         55,256
   Materials and supplies, at average cost -
      Fossil fuel                                                       93,431        106,153
      Other                                                            134,152        137,953
   Other                                                                55,002         42,759
---------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                          711,216        729,175
---------------------------------------------------------------------------------------------
REGULATORY ASSETS:
   Deferred income taxes                                               639,792        734,206
   Other                                                               204,913        243,514
---------------------------------------------------------------------------------------------
         TOTAL REGULATORY ASSETS                                       844,705        977,720
---------------------------------------------------------------------------------------------

TOTAL ASSETS                                                        $8,827,547     $8,932,567
=============================================================================================


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

CAPITAL AND LIABILITIES
(Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------
December 31,                                                                            1997          1996
--------------------------------------------------------------------------------------------------------------
CAPITALIZATION:
   Common stock, $.01 par value, authorized 400,000,000 shares -
         outstanding 137,215,462 shares                                           $       1,372     $    1,372
   Other paid-in capital, principally premium on common stock                         1,582,938      1,583,728
   Retained earnings (see accompanying statement)                                     1,434,658      1,431,295
--------------------------------------------------------------------------------------------------------------
         Total common stockholders' equity                                            3,018,968      3,016,395
   Preferred stock not subject to mandatory redemption (Note 4)                         235,197        298,497
   Preferred stock subject to mandatory redemption (Note 4)                                  -             624
   Long-term debt (Note 6)                                                            2,506,068      2,335,454
--------------------------------------------------------------------------------------------------------------
         TOTAL CAPITALIZATION                                                         5,760,233      5,650,970
--------------------------------------------------------------------------------------------------------------



MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                              3,534          3,534
--------------------------------------------------------------------------------------------------------------


CURRENT LIABILITIES:
   Current maturity of long-term debt                                                    52,241        146,410
   Short-term debt                                                                       86,266         69,068
   Accounts and wages payable                                                           293,391        297,017
   Accumulated deferred income taxes                                                     35,809         43,933
   Taxes accrued                                                                        110,566         65,245
   Other                                                                                168,727        194,239
--------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                      747,000        815,912
--------------------------------------------------------------------------------------------------------------
Construction, Commitments and Contingencies (Notes 10 and 11)
Accumulated Deferred Income Taxes                                                     1,556,981      1,653,095
Accumulated Deferred Investment Tax Credits                                             190,260        209,227
Regulatory Liability                                                                    224,225        304,172
Other Deferred Credits and Liabilities                                                  345,314        295,657
--------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES                                                        $8,827,547     $8,932,567
==============================================================================================================


See Notes to Consolidated Financial Statements.


                                                 [AMEREN LOGO]             25

Consolidated Statement Of Income

(Thousands of Dollars, Except Shares and per Share Amounts)

-------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                       1997            1996           1995
-------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
   Electric                                                               $3,064,177      $3,061,856     $3,008,481
   Gas                                                                       249,815         254,412        217,420
   Other                                                                      12,551          12,153          9,976
-------------------------------------------------------------------------------------------------------------------
         TOTAL OPERATING REVENUES                                          3,326,543       3,328,421      3,235,877
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Operations
      Fuel and purchased power                                               836,445        880,204         823,951
      Gas                                                                    160,679        160,776         125,305
      Other                                                                  585,214        543,998         542,386
-------------------------------------------------------------------------------------------------------------------
                                                                           1,582,338      1,584,978       1,491,642
-------------------------------------------------------------------------------------------------------------------
   Maintenance                                                               310,241        302,203         307,546
   Depreciation and amortization                                             346,000        339,276         327,201
   Income taxes                                                              234,179        253,005         260,940
   Other taxes                                                               271,711        273,034         270,670
-------------------------------------------------------------------------------------------------------------------
         TOTAL OPERATING EXPENSES                                          2,744,469      2,752,496       2,657,999
-------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                             582,074        575,925         577,878
-------------------------------------------------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS):
   Allowance for equity funds used during construction                         5,244          6,870           7,716
   Miscellaneous, net                                                        (10,344)       (21,229)        (22,975)
-------------------------------------------------------------------------------------------------------------------
         TOTAL OTHER INCOME AND (DEDUCTIONS)                                  (5,100)       (14,359)        (15,259)
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INTEREST CHARGES AND PREFERRED DIVIDENDS                       576,974        561,566         562,619
-------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES AND PREFERRED DIVIDENDS:
   Interest                                                                  185,368        180,402         178,826
   Allowance for borrowed funds used during construction                      (7,462)        (7,490)         (6,179)
   Preferred dividends of subsidiaries                                        12,532         16,970          17,100
-------------------------------------------------------------------------------------------------------------------
         NET INTEREST CHARGES AND PREFERRED DIVIDENDS                        190,438        189,882         189,747
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE EXTRAORDINARY CHARGE                                           386,536        371,684         372,872
-------------------------------------------------------------------------------------------------------------------
EXTRAORDINARY CHARGE, NET OF INCOME TAXES (NOTE 2)                          (51,820)              -               -
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $   334,716       $371,684     $   372,872
-------------------------------------------------------------------------------------------------------------------
Earnings per Common Share - Basic and Diluted
   (based on average shares outstanding)
   Income before extraordinary charge                                          $2.82          $2.71           $2.72
   Extraordinary charge                                                        $(.38)             -               -
-------------------------------------------------------------------------------------------------------------------
   Net Income                                                                  $2.44          $2.71           $2.72
-------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                        137,215,462    137,215,462     137,215,462



See Notes to Consolidated Financial Statements.

Consolidated Statement Of Cash Flows

(Thousands of Dollars)

----------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                 1997             1996              1995
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
   Income before extraordinary charge                                $ 386,536        $ 371,684        $ 372,872
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                    340,079          333,565          322,813
      Amortization of nuclear fuel                                      37,126           37,792           35,140
      Allowance for funds used during construction                     (12,706)         (14,360)         (13,895)
      Postretirement benefit accrual                                        --               --           11,923
      Deferred income taxes, net                                       (24,499)          12,665            4,003
      Deferred investment tax credits, net                             (18,967)          (9,531)          (9,542)
      Changes in assets and liabilities:
         Receivables, net                                               11,476          (25,468)         (21,229)
         Materials and supplies                                         16,523            2,376             (174)
         Accounts and wages payable                                     (3,626)           7,302          105,042
         Taxes accrued                                                  45,321            6,259           (7,085)
         Other                                                         (89,862)          63,816           (8,212)
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              687,401          786,100          791,656
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING:
   Construction expenditures                                          (380,593)        (435,904)        (429,839)
   Allowance for funds used during construction                         12,706           14,360           13,895
   Nuclear fuel expenditures                                           (35,432)         (51,176)         (42,444)
   Other                                                                16,122           (7,784)         (10,047)
----------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                 (387,197)        (480,504)        (468,435)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING:
   Dividends on common stock                                          (331,282)        (326,855)        (319,875)
   Environmental bond funds                                                 --               --            4,443
   Redemptions -
      Nuclear fuel lease                                               (28,292)         (34,819)         (70,420)
      Short-term debt                                                       --          (18,300)          (6,100)
      Long-term debt                                                  (123,444)         (35,000)         (54,000)
      Preferred stock                                                  (63,924)             (26)             (26)
   Issuances -
      Nuclear fuel lease                                                40,337           43,884           49,134
      Short-term debt                                                   17,198            9,847           52,536
      Long-term debt                                                   187,000           65,194           19,766
----------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                 (302,407)        (296,075)        (324,542)
----------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                 (2,203)           9,521           (1,321)
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          11,899            2,378            3,699
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $   9,696        $  11,899        $   2,378
----------------------------------------------------------------------------------------------------------------

Cash paid during the periods:
----------------------------------------------------------------------------------------------------------------
   Interest (net of amount capitalized)                              $ 162,459        $ 167,433        $ 173,569
   Income taxes                                                      $ 242,222        $ 248,096        $ 274,820
----------------------------------------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION:

An extraordinary charge to earnings was recorded in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes. (See Note 2 - Regulatory Matters for further information.)



See Notes to Consolidated Financial Statements.


                                              [AMEREN LOGO]          27

Consolidated Statement Of Retained Earnings

(Thousands of Dollars)

---------------------------------------------------------------------------------
Year ended December 31,                 1997             1996             1995
---------------------------------------------------------------------------------
Balance at Beginning of Period       $1,431,295       $1,385,629       $1,331,567
---------------------------------------------------------------------------------
   Add:
   Net income                           334,716          371,684          372,872
   Other                                     --              837            1,065
---------------------------------------------------------------------------------
                                        334,716          372,521          373,937
---------------------------------------------------------------------------------
   Deduct:
   Common stock cash dividends          331,282          326,855          319,875
   Other                                     71               --               --
---------------------------------------------------------------------------------
                                        331,353          326,855          319,875
---------------------------------------------------------------------------------
BALANCE AT CLOSE OF PERIOD           $1,434,658       $1,431,295       $1,385,629
---------------------------------------------------------------------------------


Selected Quarterly Information

(Unaudited)

(Thousands of Dollars, Except per Share Amounts)

--------------------------------------------------------------------------------------------
QUARTER ENDED                Operating        Operating        Net Income    Earnings (Loss)
                              Revenues          Income           (Loss)        per Common
                                                                                Share
--------------------------------------------------------------------------------------------
MARCH 31, 1997 (A)          $  759,663       $   95,461       $   44,977        $    .33
March 31, 1996 (a)             777,333          106,393           57,946             .42
--------------------------------------------------------------------------------------------
JUNE 30, 1997 (B)              791,821          132,492           79,686             .58
June 30, 1996 (b)              785,297          123,668           72,616             .53
--------------------------------------------------------------------------------------------
SEPTEMBER 30, 1997           1,043,137          269,093          215,423            1.57
September 30, 1996           1,018,214          267,812          217,073            1.58
--------------------------------------------------------------------------------------------
DECEMBER 31, 1997 (C)          731,922           85,028           (5,370)           (.04)
December 31, 1996 (c)          747,577           78,052           24,049             .18
--------------------------------------------------------------------------------------------

(a) The first quarter of 1997 and 1996 included credits to Missouri electric customers which reduced net income approximately $7 million, or 5 cents per share, and $8 million, or 6 cents per share, respectively. In addition, a 1.8% rate decrease effective August 1995 for Missouri electric customers reduced net income for the first quarter of 1996 $4 million, or 3 cents per share.

(b) The second quarter of 1997 and 1996 included credits to Missouri electric customers which reduced net income approximately $4 million, or 3 cents per share, and $18 million, or 14 cents per share, respectively. In addition, the 1995 rate decrease reduced net income for the second quarter of 1996 $5 million, or 4 cents per share.

(c) The fourth quarter of 1997 included a net reversal of merger-related expenses of $17 million, or 13 cents per share. The fourth quarter of 1997 also included an extraordinary charge of $52 million, net of income taxes, or 38 cents per share (see Note 2 - Regulatory Matters for further information). Callaway Plant refueling expenses, which decreased net income approximately $18 million, or 13 cents per share, were included in the fourth quarter of 1996.

   Other changes in quarterly earnings are due to the effect of weather on sales and other factors that are characteristic of public utility operations.



See Notes to Consolidated Financial Statements.

                        Notes To Consolidated Financial Statements

   NOTE 1  -     MERGER AND BASIS OF PRESENTATION. Effective December 31, 1997,
  SUMMARY OF     following the receipt of all required state and federal
 SIGNIFICANT     regulatory approvals, Union Electric Company (AmerenUE) and
  ACCOUNTING     CIPSCO Incorporated (CIPSCO) combined to form Ameren
   POLICIES      Corporation (Ameren) (the Merger). The accompanying
                 consolidated financial statements (the financial statements) reflect the accounting for the Merger as a pooling of interests and are presented as if the companies were combined as of the earliest period presented. However, the financial information is not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of future results of operations, financial position or cash flows. The outstanding preferred stock of AmerenUE and Central Illinois
                 Public Service Company (AmerenCIPS), a subsidiary of CIPSCO, was not affected by the Merger.

                    The accompanying financial statements include the accounts of Ameren and its consolidated subsidiaries (collectively the Company). All subsidiaries for which the Company owns directly or indirectly more than 50% of the voting stock are included as consolidated subsidiaries. Ameren's primary operating companies, AmerenUE and AmerenCIPS, are engaged principally in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas in the states of Missouri and Illinois. The Company also has a non-regulated investing subsidiary, CIPSCO Investment Company (CIC). Additionally, the Company has a 60% interest in Electric Energy, Inc. (EEI). EEI owns and operates an electric generating and transmission facility in Illinois that supplies electric power primarily to a uranium enrichment plant located in Paducah, Kentucky.

                    All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

                    Operating revenues and net income for each of the years in the three year period ended December 31, 1997, were as follows (in millions):

---------------------------------------------------------------------------------------
Year ended December 31, 1997:       AMERENUE        CIPSCO         OTHER        AMEREN
---------------------------------------------------------------------------------------
Operating revenues                  $ 2,287        $   863        $   177       $ 3,327
Extraordinary charge                    (27)           (25)            --           (52)
Net income                              293             42             --           335
---------------------------------------------------------------------------------------
Year ended December 31, 1996:
---------------------------------------------------------------------------------------
Operating revenues                  $ 2,260        $   891        $   177       $ 3,328
Net income                              292             80             --           372
---------------------------------------------------------------------------------------
Year ended December 31, 1995:
---------------------------------------------------------------------------------------
Operating revenues                  $ 2,242        $   837        $   157       $ 3,236
Net income                              301             72             --           373
---------------------------------------------------------------------------------------


                 REGULATION. Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA) and is subject to regulation by the Securities and Exchange Commission
                 (SEC). AmerenUE is also regulated by the Missouri Public Service Commission (MoPSC), Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission (FERC). AmerenCIPS is also regulated by the ICC and the FERC. The accounting policies of the Company conform to generally accepted accounting principles (GAAP). (See Note 2 - Regulatory Matters for further information.)

                 PROPERTY AND PLANT. The cost of additions to and betterments of units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads, plus an allowance for funds used during construction. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage, are charged to accumulated depreciation.

                 DEPRECIATION. Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1997, 1996 and 1995 was approximately 3% of the average depreciable cost.

                 FUEL AND GAS COSTS. In Illinois, changes in the cost of fuel for electric generation and gas costs are generally reflected in billings to customers through fuel and purchased gas adjustment clauses. However, existing regulatory practice may be modified in the Illinois retail jurisdiction for changes in the cost of fuel for electric generation (see Note 2 - Regulatory Matters for further information). In the Missouri retail jurisdiction, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through a fuel adjustment clause. Changes in gas costs in the Missouri retail jurisdiction are generally reflected in billings to customers through a purchased gas adjustment clause.

                 NUCLEAR FUEL. The cost of nuclear fuel is amortized to fuel expense on a unit-of-production basis. Spent fuel disposal cost is charged to expense based on kilowatthours sold.

                 CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and temporary investments purchased with a maturity of three months or less.

                 INCOME TAXES. The Company and its subsidiaries file a consolidated federal tax return. Deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates.

                    Investment tax credits utilized in prior years were deferred and are being amortized over the useful lives of the related properties.

                 ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION. Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's construction program are capitalized as a cost of construction. AFC does not represent a current source of cash funds. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.

                 Under accepted rate-making practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates. The AFC ranges of rates used during 1997, 1996 and 1995 were 8.3% - 8.7%, 7.7% - 9.0% and 9.0% - 9.3%, respectively.

                 UNAMORTIZED DEBT DISCOUNT, PREMIUM AND EXPENSE. Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues.

                 REVENUE. The Company accrues an estimate of electric and gas revenues for service rendered but unbilled at the end of each accounting period.

                 STOCK COMPENSATION PLANS. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its plans.

                 LONG-LIVED ASSETS. Statement of Financial Accounting Standards
                 (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" became effective on January 1, 1996. SFAS 121 prescribes general standards for the recognition and measurement of impairment losses. SFAS 121 requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings (see Note 2 - Regulatory Matters for further information).

                 EARNINGS PER SHARE. SFAS No. 128, "Earnings per Share" became effective on January 1, 1997. SFAS 128 established standards for computing and presenting earnings per share (EPS) on a basic and diluted basis (see Note 9 - Stock Options for further information). SFAS 128 did not have an impact on the financial position, results of operations or liquidity of the Company upon adoption.

                 USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions may affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                 RECLASSIFICATIONS. Certain reclassifications have been made to prior-years financial statements to conform with 1997 reporting.


  NOTE 2 -       In July 1995, the MoPSC approved an agreement involving the
 REGULATORY      Company's Missouri retail electric rates. The agreement
  MATTERS        decreased rates 1.8% for all classes of Missouri retail
                 electric customers, effective August 1, 1995, reducing annual revenues about $30 million and reducing annual earnings approximately 13 cents per share. In addition, a one-time $30 million credit to retail Missouri electric customers reduced
                 1995 earnings approximately 13 cents per share. Also included was a three-year experimental alternative regulation plan that runs from July 1,1995 through June 30, 1998, which provides that earnings in any future years in excess of a 12.61% regulatory return on equity (ROE) will be shared equally between customers and stockholders, and earnings above a 14%
                 ROE will be credited to customers. The formula for computing the credit uses twelve-month results ending June 30, rather than calendar year earnings. The agreement also provides that no party shall file for a general increase or decrease in the Company's Missouri retail electric rates prior to July 1, 1998, except that the Company may file for an increase if certain adverse events occur. During 1997, the Company recorded a $20 million credit for the second year of the plan, which reduced earnings $11 million, or 8 cents per share. During 1996, the Company recorded a $47 million credit, which reduced earnings
                 $28 million, or 20 cents per share. These credits were reflected as reductions in electric revenues.

                    Included in the joint agreement approved by the MoPSC in its
                 February 1997 order authorizing the Merger, is a new three-year experimental alternative regulation plan that will run from July 1, 1998 through June 30, 2001. Like the current plan, the new plan requires that earnings over a 12.61% ROE up to a 14% ROE will be shared equally between customers and stockholders. The new three-year plan will also return to customers 90% of all earnings above a 14% ROE up to a 16% ROE. Earnings above a 16% ROE would be credited entirely to customers. Other agreement provisions include: recovery within a 10-year period of the merger-related expenses applicable to the Missouri retail jurisdiction; a Missouri electric rate decrease, effective September 1, 1998, based on the weather-adjusted average annual credits to customers under the current experimental alternative regulation plan; and an experimental retail wheeling pilot program for 100 megawatts of electric power. Also, as part of the agreement, the Company did not seek to recover in Missouri the merger premium. The exclusion of the merger premium from rates did not result in a charge to earnings.

                    In September 1997, the ICC approved the Merger subject to
                 certain conditions. The conditions included the requirement for AmerenUE and AmerenCIPS to file electric and gas rate cases or alternative regulatory plans within six months after the Merger became final to determine how net merger savings would be shared between the ratepayers and stockholders.

                    In December 1997, the Governor of Illinois signed the
                 Electric Service Customer Choice and Rate Relief Law of 1997 (the Act) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy in Illinois. The Act includes a 5% rate decrease for the Company's Illinois residential electric customers, effective August 1, 1998. The Company may be subject to additional 5% residential electric rate decreases in each of 2000 and 2002 to the extent its rates exceed the Midwest utility average at that time. The Company's rates are currently below the Midwest utility average. The Company estimates that the initial 5% rate decrease will result in a decrease in annual electric revenues of about $13 million, based on estimated levels of sales and assuming normal weather conditions. Retail direct access, which allows customers to choose their electric generation supplier, will be phased in over several years. Access for commercial and industrial customers will occur over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002. The Act also relieves the Company of the requirement in the ICC's September 1997 Order (which approved the Merger), requiring AmerenUE and AmerenCIPS to file electric rate cases or alternative regulatory plans in Illinois following consummation of the Merger to reflect the effects of net merger savings. Other provisions of the Act include (1) potential recovery of a portion of stranded costs through a transition charge collected from customers who choose another electric supplier, (2) the option to eliminate the uniform fuel adjustment clause (FAC) and to roll into base rates a historical level of fuel expense and (3) a mechanism to securitize certain future revenues.

                    The Company's accounting policies and financial statements conform to GAAP applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues. For example, SFAS 71 allows the Company to record certain assets and liabilities (regulatory assets and regulatory liabilities) which are expected to be recovered or settled in future rates and would not be recorded under GAAP for nonregulated entities. In addition, reporting under SFAS 71 allows companies whose service obligations and prices are regulated to maintain assets on their balance sheets representing costs they reasonably expect to recover from customers, through inclusion of such costs in future rates. SFAS 101, "Accounting for the Discontinuance of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuance of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the portion of the business which no longer meets the SFAS 71 criteria. At its July 24, 1997 meeting, the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) concluded that application of SFAS 71 accounting should be discontinued once sufficiently detailed deregulation legislation is issued for a separable portion of a business for which a plan of deregulation has been established. However, the EITF further concluded that regulatory assets associated with the deregulated portion of the business, which will be recovered through tariffs charged to customers of a regulated portion of the business, should be associated with the regulated portion of the business from which future cash recovery is expected (not the portion of the business from which the costs originated), and can therefore continue to be carried on the regulated entity's balance sheet to the extent such assets are recovered. In addition, SFAS 121 establishes accounting standards for the impairment of long-lived assets (see Note 1 - Summary of Significant Accounting Policies for further information).

                    Due to the enactment of the Act, prices for the retail
                 supply of electric generation are expected to transition from cost-based, regulated rates to rates determined in large part by competitive market forces in the state of Illinois. As a result, the Company discontinued application of SFAS 71 for the Illinois retail portion of its generating business (i.e., the portion of the Company's business related to the supply of electric energy in Illinois) in the fourth quarter of 1997. The Company has evaluated the impact of the Act on the future recoverability of its regulatory assets and liabilities related to the generation portion of its business and has determined that it is not probable that such assets and liabilities will be recovered through the cash flows from the regulated portion of its business. Accordingly, the Company's generation-related regulatory assets and liabilities of its Illinois retail electric business were written off in the fourth quarter of 1997, resulting in an extraordinary charge to earnings of $52 million, net of income taxes, or 38 cents per share. These regulatory assets and liabilities included previously incurred costs originally expected to be collected/refunded in future revenues, such as fuel contract restructuring costs, deferred charges related to a generating plant, costs associated with an abandoned scrubber at a fossil plant, and income tax-related regulatory assets and liabilities. In addition, the Company has evaluated whether the recoverability of the costs associated with its remaining net generation-related assets have been impaired as defined under SFAS 121. The Company has concluded that impairment, as defined under SFAS 121, does not exist and that no plant write-downs are necessary at this time. At December 31, 1997, the Company's net investment in generation facilities related to its Illinois retail jurisdiction approximated $836 million and was included in electric plant in-service on the Company's consolidated balance sheet.

                    The provisions of the Act could also result in lower
                 revenues, reduced profit margins and increased costs of capital. At this time, the Company is unable to determine the impact of the Act on its future financial condition, results of operations or liquidity.

                    In Missouri, where approximately 72% of the Company's retail electric revenues are derived, a task force appointed by the MoPSC is conducting studies of electric industry restructuring and competition and is expected to issue a report to the MoPSC in 1998. A joint legislative committee is also conducting studies and is expected to report its findings and recommendations to the Missouri General Assembly. Up to this point, retail wheeling has not been allowed in Missouri; however, the joint agreement approved by the MoPSC in February 1997 as part of its merger authorization includes a provision that required AmerenUE to file a proposal for a 100-megawatt experimental retail wheeling pilot program in Missouri. AmerenUE filed its proposal with the MoPSC in September 1997. This proposal is subject to review and approval by the MoPSC.

                    The Company is unable to predict the timing or ultimate
                 outcome of electric industry restructuring in the state of Missouri, as well as its impact on the Company's future financial condition, results of operations or liquidity. The potential negative consequences of electric industry restructuring could be significant and include the impairment and write-down of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital. At December 31, 1997, the Company's net investment in generation facilities related to its Missouri jurisdiction approximated $2.7 billion and was included in electric plant in-service on the Company's consolidated balance sheet. In addition, at December 31, 1997, the Company's Missouri net generation-related regulatory assets approximated $462 million.

                    In accordance with SFAS 71, the Company has deferred certain costs pursuant to actions of its regulators, and is currently recovering such costs in electric rates charged to customers.

                    At December 31, the Company had recorded the following
                 regulatory assets and regulatory liability:

                 -----------------------------------------------------------------------
                 (in millions)                                        1997          1996
                 -----------------------------------------------------------------------
                 REGULATORY ASSETS:
                    Income taxes                                      $640          $734
                    Callaway costs                                      99           111
                    Undepreciated plant costs                          --             41
                    Unamortized loss on reacquired debt                 32            42
                    DOE decommissioning assessment                      15            18
                    Deferred environmental remediation costs            13            11
                    Merger costs                                        28           --
                    Other                                               18            21
                 -----------------------------------------------------------------------
                 Regulatory Assets                                    $845          $978
                 -----------------------------------------------------------------------
                 REGULATORY LIABILITY:
                    Income taxes                                      $224          $304
                 -----------------------------------------------------------------------
                 Regulatory Liability                                 $224          $304
                 -----------------------------------------------------------------------

                 INCOME TAXES: See Note 7 - Income Taxes.

                 CALLAWAY COSTS: Represents Callaway Nuclear Plant operations and maintenance expenses, property taxes and carrying costs incurred between the plant in-service date and the date the plant was reflected in rates. These costs are being amortized over the remaining life of the plant (through 2024).

                 UNDEPRECIATED PLANT COSTS: Represents the unamortized cost of a generating plant's scrubber plus costs of removal.

                 UNAMORTIZED LOSS ON REACQUIRED DEBT: Represents losses related to refunded debt. These amounts are being amortized over the lives of the related new debt issues or the remaining lives of the old debt issues if no new debt was issued.

                 DEPARTMENT OF ENERGY (DOE) DECOMMISSIONING ASSESSMENT:
                 Represents fees assessed by the DOE to decommission its uranium enrichment facility. These costs are being amortized through 2007 as payments are made to the DOE.

                 DEFERRED ENVIRONMENTAL REMEDIATION COSTS: Represents costs, net of recoveries from insurers, relating to studies and remediation at manufactured gas sites which are recovered through environmental rate riders. (See Note 10 - Commitments and Contingencies for further information.)

                 MERGER COSTS: Represents the portion of merger-related expenses applicable to the Missouri retail jurisdiction. These costs are being amortized within 10 years, based on a MoPSC order.

                    The Company continually assesses the recoverability of its regulatory assets. Under current accounting standards, regulatory assets are written off to earnings when it is no longer probable that such amounts will be recovered through future revenues. However, as noted in the above paragraphs, electric industry restructuring legislation may impact the recoverability of regulatory assets in the future.

                    In April 1996, the FERC issued Order 888 and Order 889
                 related to the industry's wholesale electric business. In January 1998, the Company filed a combined open access tariff which conforms to the FERC's orders.


NOTE 3 -         The Company has a lease agreement which provides for the
NUCLEAR          financing of nuclear fuel. At December 31, 1997, the maximum
FUEL LEASE       amount that could be financed under the agreement was $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.

                    The Company is obligated to reimburse the lessor for all
                 expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway Nuclear Plant. The Company reimbursed the lessor $31 million during 1997, $37 million during 1996 and $34 million during 1995.

                    The Company has capitalized the cost, including certain
                 interest costs, of the leased nuclear fuel and has recorded the related lease obligation. During each of the years 1997, 1996 and 1995, the total interest charges under the lease were $6 million (based on average interest rates of 5.8%, 5.7% and 6.1%, respectively) of which $3 million was capitalized in each respective year.

   NOTE 4 -      At December 31, 1997 and 1996, AmerenUE and AmerenCIPS had
   PREFERRED     25 million shares and 4.6 million shares, respectively, of
    STOCK OF     authorized preferred stock.
SUBSIDIARIES
                    In 1997, AmerenUE redeemed $64 million of preferred stock
                 (see note (b) in table below). AmerenUE retired 260 shares, $6.30 Series preferred stock in 1996.

                 Outstanding preferred stock is redeemable at the redemption prices shown below (in millions):

                        -----------------------------------------------------------------------------------------------------
                        December 31,                                                                     1997            1996
                        -----------------------------------------------------------------------------------------------------
                        PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION:
                        -----------------------------------------------------------------------------------------------------
                        Preferred stock outstanding (entitled to cumulative dividends)
                                                                       Redemption Price (per share)
                        Without par value and stated value of $100 per share  --
                           $7.64 Series  - 330,000 shares             $103.82 - note (a)                 $  33          $  33
                           $7.44 Series  - 330,001 shares              101.00 - note (b)                    --             33
                           $6.40 Series  - 300,000 shares              101.50 - note (b)                    --             30
                           $5.50 Series A  - 14,000 shares             110.00                                1              1
                           $4.75 Series  - 20,000 shares               102.176                               2              2
                           $4.56 Series  - 200,000 shares              102.47                               20             20
                           $4.50 Series  - 213,595 shares              110.00 - note (c)                    21             21
                           $4.30 Series  - 40,000 shares               105.00                                4              4
                           $4.00 Series  - 150,000 shares              105.625                              15             15
                           $3.70 Series  - 40,000 shares               104.75                                4              4
                           $3.50 Series  - 130,000 shares              110.00                               13             13

                        With par value of $100 per share  --
                           4.00% Series  - 150,000 shares              101.00                               15             15
                           4.25% Series  - 50,000 shares               102.00                                5              5
                           4.90% Series  - 75,000 shares               102.00                                8              8
                           4.92% Series  - 50,000 shares               103.50                                5              5
                           5.16% Series  - 50,000 shares               102.00                                5              5
                           1993 Auction  - 300,000 shares              100.00 - note (d)                    30             30
                           6.625% Series - 125,000 shares              100.00 - note (e)                    12             12

                        Without par value and stated value of $25 per share  --
                           $1.735 Series - 1,657,500 shares            25.00   - note (f)                   42             42
                        -----------------------------------------------------------------------------------------------------
                        TOTAL PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION                         $235           $298
                        -----------------------------------------------------------------------------------------------------
                        PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION:
                        -----------------------------------------------------------------------------------------------------
                        Preferred stock outstanding without par value (entitled
                        to cumulative dividends)
                           Stated value of $100 per share --
                           $6.30 Series   -  0 and 6,240 shares
                              at respective dates                     $100.00 - note (b)                  $ --           $  1
                        -----------------------------------------------------------------------------------------------------
                        TOTAL PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION                             $ --           $  1
                        =====================================================================================================

                        (a) Beginning February 15, 2003, eventually declining to $100 per share.
                        (b)   AmerenUE redeemed this series in 1997.
                        (c)   In the event of voluntary liquidation, $105.50.
                        (d) Dividend rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined dividend period lengths. The average dividend rate during 1997 was 3.98%.
                        (e)   Not redeemable prior to October 1, 1998.
                        (f)   Not redeemable prior to August 1, 1998.

  NOTE 5 -       Short-term borrowings of the Company consist of bank loans
SHORT-TERM       (maturities generally on an overnight basis) and commercial
BORROWINGS       paper (maturities generally within 10-45 days). At December 31,
                 1997 and 1996, $86 million and $69 million, repectively, of short-term borrowings were outstanding. The weighted average interest rates on borrowings outstanding at December 31, 1997 and 1996, were 6.5% and 6.4%, respectively.

                   At December 31, 1997, the Company had committed bank lines of credit aggregating $259 million (of which $244 million were unused and $179 million were available) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. These lines of credit are renewable annually at various dates throughout the year.

     NOTE 6 -           Long-term debt outstanding at December 31,                                       1997           1996
 LONG-TERM DEBT         ----------------------------------------------------------------------------------------------------
 OF SUBSIDIARIES          (in millions)
                        ----------------------------------------------------------------------------------------------------
                        First Mortgage Bonds - note (a)
                        ----------------------------------------------------------------------------------------------------
                           5 1/2% Series paid in 1997                                                   $  --        $    40
                           6 1/8% Series X paid in 1997                                                    --             43
                           6 3/4% Series due 1999                                                         100            100
                           7 1/8% Series W due 1999                                                        50             50
                           8.33% Series due 2002                                                           75             75
                           6 3/8% Series Z due 2003                                                        40             40
                           7.65% Series due 2003                                                          100            100
                           6 7/8% Series due 2004                                                         188            188
                           7 3/8% Series due 2004                                                          85             85
                           7 1/2% Series X due 2007                                                        50             50
                           6 3/4% Series due 2008                                                         148            148
                           7.61% 1997 Series due 2017                                                      40            --
                           7.40% Series due 2020 - note (b)                                                60             60
                           8 3/4% Series due 2021                                                         125            125
                           8% Series due 2022                                                              85             85
                           8 1/4% Series due 2022                                                         104            104
                           7.15% Series due 2023                                                           75             75
                           7% Series due 2024                                                             100            100
                           5.45% Series due 2028 - note (b)                                                44             44
                           Other 6% - 8.5% due 1999 through 2022                                          186            121
                        ----------------------------------------------------------------------------------------------------
                                                                                                        1,655          1,633
                        ----------------------------------------------------------------------------------------------------
                        Environmental Improvement/Pollution Control Revenue Bonds
                        ----------------------------------------------------------------------------------------------------
                           1984 Series A due 2014 - note (c)                                               80             80
                           1984 Series B due 2014 - note (c)                                               80             80
                           1985 Series A due 2015 - note (d)                                               70             70
                           1985 Series B due 2015 - note (d)                                               57             57
                           1990 Series B 7.60% due 2013                                                    32             32
                           1991 Series due 2020 - note (d)                                                 43             43
                           1992 Series due 2022 - note (d)                                                 47             47
                           1993 Series A 6 3/8% due 2028                                                   35             35
                           1993 Series C-1 due 2026 - note (e)                                             35             35
                           Other 4.375% - 7.6% due 2014 through 2028                                       80             80
                        ----------------------------------------------------------------------------------------------------
                                                                                                          559            559
                        ----------------------------------------------------------------------------------------------------
                        Subordinated Deferrable Interest Debentures
                        ----------------------------------------------------------------------------------------------------
                           7.69% Series A due 2036 - note (f)                                              66             66
                        ----------------------------------------------------------------------------------------------------
                        Unsecured Loans
                        ----------------------------------------------------------------------------------------------------
                           Commercial paper - note (g)                                                     35            --
                           Credit agreements - note (h)                                                    21            --
                           1991 Senior Medium Term Notes 8.60% due through 2005                            54             60
                           1994 Senior Medium Term Notes 6.61% due through 2005                            62             70
                        ----------------------------------------------------------------------------------------------------
                                                                                                          172            130
                        ----------------------------------------------------------------------------------------------------
                        Nuclear Fuel Lease                                                                117            106
                        ----------------------------------------------------------------------------------------------------
                        Unamortized Discount and Premium on Debt                                          (11)           (13)
                        ----------------------------------------------------------------------------------------------------
                        Maturities Due Within One Year                                                    (52)          (146)
                        ----------------------------------------------------------------------------------------------------
                        TOTAL LONG-TERM DEBT                                                           $2,506         $2,335
                        ====================================================================================================

                 (a) At December 31, 1997, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.

                 (b) Environmental Improvement Series

                 (c) On June 1 of each year, the interest rate is established for the following year, or alternatively at the option of the Company, may be fixed until maturity. A per annum rate of 3.95% is effective for the year ended May 31, 1998. Thereafter, the interest rates will depend on market conditions and the selection of an annual versus remaining life rate by the Company. The average interest rate for the year 1997 was 3.83%.

                 (d) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the year 1997, for 1985 Series A, 1985 Series B, 1991 Series and 1992 Series bonds were 3.61%, 3.82%, 3.86%, and 3.83%, respectively.

                 (e) The interest rate for the year 1997 was 4.20%. This
                     interest rate will be adjusted to a then-current market rate on August 15, 1998. Actual interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes.

                 (f) During the terms of the debentures, the Company may, under certain circumstances, defer the payment of interest for up to five years.

                 (g) A bank credit agreement, due 1999, permits the Company to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 1997, the outstanding commercial paper was at an average annualized rate of 5.93%.

                 (h) Bank credit agreements, due 2002, permit the Company to borrow up to $42 million. Interest rates vary depending on market conditions and the Company's selection of various options under the agreements. At December 31, 1997, the average annualized interest rate was 6.15%.

                 (i) A bank credit agreement, due 1999, permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1997, no such borrowings were outstanding.

                 Maturities of long-term debt through 2002 are as follows:

                       (in millions)                          Principal Amount
                       -------------------------------------------------------
                       1998                                              $  52
                       1999                                                209
                       2000                                                 49
                       2001                                                 44
                       2002                                                134
                       =======================================================

                 Amounts for years subsequent to 1998 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.

   NOTE 7 -      Total income tax expense for 1997 resulted in an effective tax
 INCOME TAXES    rate of 38% on earnings before income taxes (40% in each of
                 1996 and 1995).

                 Principal reasons such rates differ from the statutory federal rate:

                 ------------------------------------------------------------------------------------------------------
                                                                                    1997           1996            1995
                 ------------------------------------------------------------------------------------------------------
                 STATUTORY FEDERAL INCOME TAX RATE:                                  35%            35%             35%
                 Increases (Decreases) from:
                    Depreciation differences                                          1              1               1
                    State tax                                                         4              4               4
                    Other                                                            (2)            --              --
                 ------------------------------------------------------------------------------------------------------
                 EFFECTIVE INCOME TAX RATE                                           38%            40%             40%
                 ======================================================================================================
                 Income tax expense components:
                 ------------------------------------------------------------------------------------------------------
                 (in millions)                                                     1997           1996            1995
                 ------------------------------------------------------------------------------------------------------
                 TAXES CURRENTLY PAYABLE (PRINCIPALLY FEDERAL):
                 Included in operating expenses                                    $261           $255            $267
                 Included in other income -- Miscellaneous, net                      --             --              (1)
                 ------------------------------------------------------------------------------------------------------
                                                                                    261            255             266
                 DEFERRED TAXES (PRINCIPALLY FEDERAL):
                 Included in operating expenses --
                    Depreciation differences                                        (11)             2              10
                    Postretirement benefits                                          --              --             (9)
                    Other                                                            (7)             5               2
                 Included in other income --
                    Depreciation differences                                         --              1               1
                    Other                                                            10             --              --
                 -----------------------------------------------------------------------------------------------------
                                                                                     (8)             8               4
                 DEFERRED INVESTMENT TAX CREDITS, AMORTIZATION:
                 Included in operating expenses                                      (9)            (9)             (9)
                 ------------------------------------------------------------------------------------------------------
                 TOTAL INCOME TAX EXPENSE                                          $244           $254            $261
                 ======================================================================================================

                           In accordance with SFAS 109, "Accounting for Income
                  Taxes," a regulatory asset, representing the probable recovery from customers of future income taxes, which is expected to occur when temporary differences reverse, was recorded along with a corresponding deferred tax liability. Also, a regulatory liability, recognizing the lower expected revenue resulting from reduced income taxes associated with amortizing accumulated deferred investment tax credits, was recorded. Investment tax credits have been deferred and will continue to be credited to income over the lives of the related property.

                           The Company adjusts its deferred tax liabilities for
                  changes enacted in tax laws or rates. Recognizing that regulators will probably reduce future revenues for deferred tax liabilities initially recorded at rates in excess of the current statutory rate, reductions in the deferred tax liability were credited to the regulatory liability.

                        Temporary differences gave rise to the following deferred tax assets and deferred tax liabilities at December 31:

                        ------------------------------------------------------------------------------------
                        (in millions)                                                    1997           1996
                        ------------------------------------------------------------------------------------
                        ACCUMULATED DEFERRED INCOME TAXES:
                           Depreciation                                                 $1,045        $1,070
                           Regulatory assets, net                                          451           488
                           Capitalized taxes and expenses                                  176           210
                           Deferred benefit costs                                          (46)          (48)
                           Regulatory liabilities, net                                     (42)          (46)
                           Other                                                             9            23
                        ------------------------------------------------------------------------------------
                        TOTAL NET ACCUMULATED DEFERRED INCOME TAX LIABILITIES           $1,593        $1,697
                        ------------------------------------------------------------------------------------


    NOTE 8 -            The Company has defined-benefit retirement plans
  RETIREMENT            covering substantially all of its employees. Benefits
   BENEFITS             are based on the employees' years of service and
                        compensation. The Company's plans are funded in compliance with income tax regulations and federal funding requirements.

                        Following is the pension plan information related to AmerenUE's plans as of December 31:

                        Pension costs for the years 1997, 1996 and 1995, were $24 million, $28 million and $26 million, respectively, of which approximately 17%, 19% and 20%, respectively was charged to construction accounts.


         FUNDED STATUS OF PENSION PLANS:
         -----------------------------------------------------------------------------------------------------------------------
         (in millions)                                                                     1997            1996            1995
         -----------------------------------------------------------------------------------------------------------------------
         ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
            Vested benefit obligation                                                    $   705         $   661         $   679
         -----------------------------------------------------------------------------------------------------------------------
            Accumulated benefit obligation                                               $   829         $   752         $   758
         -----------------------------------------------------------------------------------------------------------------------
            Projected benefit obligation for service rendered to date                    $   999         $   919         $   913
            Less: Plan assets at fair value*                                               1,006             924             847
         -----------------------------------------------------------------------------------------------------------------------
         (Excess) Deficiency of plan assets versus
            projected benefit obligation                                                      (7)             (5)             66
         Unrecognized net gain                                                               115              96              22
         Unrecognized prior service cost                                                     (69)            (76)            (82)
         Unrecognized net assets at transition                                                 7               8               9
         -----------------------------------------------------------------------------------------------------------------------
         ACCRUED PENSION COST AT DECEMBER 31                                             $    46         $    23         $    15
         -----------------------------------------------------------------------------------------------------------------------
         * Plan assets consist principally of common stocks and fixed income securities

         COMPONENTS OF NET PENSION EXPENSE:
         -----------------------------------------------------------------------------------------------------------------------
         (in millions)                                                                      1997            1996            1995
         -----------------------------------------------------------------------------------------------------------------------
         Service cost - benefits earned during the period                                $    22         $    22         $    19
         Interest cost on projected benefit obligation                                        69              65              66
         Actual return on plan assets                                                       (134)           (107)           (166)
         Net amortization and deferral                                                        67              48             107
         -----------------------------------------------------------------------------------------------------------------------
         PENSION COST                                                                    $    24         $    28         $    26
         -----------------------------------------------------------------------------------------------------------------------

         ASSUMPTIONS FOR ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:
         -----------------------------------------------------------------------------------------------------------------------
                                                                                            1997            1996            1995
         -----------------------------------------------------------------------------------------------------------------------
         Discount rate at measurement date                                                   7.0%            7.5%           7.25%
         Increase in future compensation                                                     4.0%            4.5%           4.25%
         Plan assets long-term rate of return                                                8.5%            8.5%            8.5%
         -----------------------------------------------------------------------------------------------------------------------

                    AmerenCIPS uses a September 30 measurement date for its
                 valuation of pension plan assets and liabilities. Following is the pension plan information related to AmerenCIPS' plan as of December 31:

                    Pension costs for the years 1997, 1996 and 1995, were $5
                 million, $4 million and $6 million, respectively, of which approximately 15% in 1997 and 1996 and 18% in 1995 was charged to construction accounts.

                 FUNDED STATUS OF PENSION PLAN:
                 -----------------------------------------------------------------------------------------------------
                 (in millions)                                                        1997          1996          1995
                 -----------------------------------------------------------------------------------------------------
                 ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
                     Vested benefit obligation                                       $ 164         $ 148         $ 121
                 -----------------------------------------------------------------------------------------------------
                     Accumulated benefit obligation                                  $ 190         $ 171         $ 142
                 -----------------------------------------------------------------------------------------------------
                     Projected benefit obligation for service rendered to date       $ 234         $ 211         $ 181
                     Less: Plan assets at fair value*                                  315           253           221
                 -----------------------------------------------------------------------------------------------------
                  (Excess) of plan assets versus projected
                     benefit obligation                                                (81)          (42)          (40)
                  Unrecognized net gain                                                 76            40            33
                  Unrecognized prior service cost                                      (11)          (11)           (5)
                  Unrecognized net assets at transition                                  3             3             4
                 -----------------------------------------------------------------------------------------------------
                  Prepaid pension costs at September 30                                (13)          (10)           (8)
                  Expense, net of funding October to December                           (2)           (1)           --
                 -----------------------------------------------------------------------------------------------------
                  PREPAID PENSION COST AT DECEMBER 31                                $ (15)        $ (11)        $  (8)
                 -----------------------------------------------------------------------------------------------------
                  * Plan assets consist principally of common and preferred
                    stocks, bonds, money market instruments and real estate.

                  COMPONENTS OF NET PENSION EXPENSE:
                 -----------------------------------------------------------------------------------------------------
                  (in millions)                                                       1997          1996          1995
                 -----------------------------------------------------------------------------------------------------
                  Service cost - benefits earned during the period                   $   7         $   7         $   7
                  Interest cost on projected benefit obligation                         16            13            12
                  Actual return on plan assets                                         (60)          (30)          (34)
                  Net amortization and deferral                                         42            14            21
                 -----------------------------------------------------------------------------------------------------
                  PENSION COST                                                       $   5         $   4         $   6
                 -----------------------------------------------------------------------------------------------------

                  ASSUMPTIONS FOR ACTUARIAL PRESENT VALUE OF PROJECTED
                  BENEFIT OBLIGATIONS:
                 -----------------------------------------------------------------------------------------------------
                                                                                      1997          1996          1995
                 -----------------------------------------------------------------------------------------------------
                  Discount rate at measurement date                                    7.5%          7.5%          7.5%
                  Increase in future compensation                                      4.5%          4.5%          4.5%
                  Plan assets long-term rate of return                                 8.5%          8.5%          8.0%
                 -----------------------------------------------------------------------------------------------------

                    In addition to providing pension benefits, the Company
                 provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. The Company accrues the expected postretirement benefit costs during employees' years of service.

                    The following is information related to AmerenUE's
                 postretirement benefit plans as of December 31:

                    AmerenUE's funding policy is to annually contribute the net periodic cost to a Voluntary Employee Beneficiary Association trust (VEBA). Postretirement benefit costs were $44 million for each of the years 1997, 1996 and 1995, of which approximately 17% was charged to construction accounts in 1997 and 19% in each of 1996 and 1995. AmerenUE's transition obligation at December 31, 1997, is being amortized over the next 15 years.

                    In August 1994, the MoPSC authorized the recovery of
                 postretirement benefit costs in rates to the extent that such costs are funded. In December 1995, the Company established two external trust funds for retiree health care and life insurance benefits. For 1995, actual claims paid were approximately $15 million. In 1997 and 1996, claims were paid out of the plan trust funds.

                        FUNDED STATUS OF THE PLANS:
                        ----------------------------------------------------------------------------------------------------
                        (in millions)                                                      1997           1996          1995
                        ----------------------------------------------------------------------------------------------------
                        ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
                           Active employees eligible for benefits                         $  41          $  38         $  74
                           Retired employees                                                202            193           211
                           Other active employees                                            90             80            32
                        ----------------------------------------------------------------------------------------------------
                           Total benefit obligation                                         333            311           317
                           Less: Plan assets at fair market value*                           81             47            14
                        ----------------------------------------------------------------------------------------------------
                        Accumulated postretirement benefit obligation
                           in excess of plan assets                                         252            264           303
                        Unrecognized    - transition obligation                            (187)          (200)          (213)
                                        - gain/(loss)                                        18             19            (7)
                        ----------------------------------------------------------------------------------------------------
                        POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31                   $  83          $  83         $  83
                        ----------------------------------------------------------------------------------------------------
                        * Plan assets consist principally of common stocks
                          and fixed income securities.


                        COMPONENTS OF POSTRETIREMENT BENEFIT COST:
                        ----------------------------------------------------------------------------------------------------
                        (in millions)                                                      1997           1996           1995
                        ----------------------------------------------------------------------------------------------------
                        Service cost - benefits earned during the period                    $12            $12           $10
                        Interest cost on projected benefit obligation                        23             22            24
                        Actual return on plan assets                                         (9)            (4)           --
                        Amortization    - transition obligation                              12             12            12
                                        - unrecognized gain                                  (1)            (1)           (2)
                        Deferred gain                                                         7              3            --
                        ----------------------------------------------------------------------------------------------------
                        NET PERIODIC COST                                                   $44            $44           $44
                        ----------------------------------------------------------------------------------------------------

                        ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:
                        ----------------------------------------------------------------------------------------------------
                                                                                           1997           1996          1995
                        ----------------------------------------------------------------------------------------------------
                        Discount rate at measurement date                                     7%           7.5%         7.25%
                        Plan assets long-term rate of return                                8.5%           8.5%          8.5%
                        Medical cost trend rate  -  initial                                   7%          8.25%         9.25%
                                                 -  ultimate                                  5%          5.25%         5.25%
                        Ultimate medical cost trend rate expected in year                   2000          2000          2000
                        ----------------------------------------------------------------------------------------------------

                           A 1% increase in the medical cost trend rate is
                        estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $3 million and $23 million, respectively.

                           The following is information related to AmerenCIPS'
                        postretirement benefit plans as of December 31:

                           AmerenCIPS' funding policy is to fund the two VEBAs
                        and the 401(h) account established within the AmerenCIPS retirement income trust with the lessor of the net periodic cost or the amount deductible for federal income tax purposes. AmerenCIPS uses a September 30 measurement date for its valuation of postretirement assets and liabilities.

                           Postretirement benefit costs were $12 million for
                        1997, $16 million for 1996 and $17 million for 1995, of which approximately 17% was charged to construction accounts in 1997 and 15% in each of 1996 and 1995. AmerenCIPS' transition obligation at December 31, 1997, is being amortized over the next 15 years.

                           FUNDED STATUS OF THE PLANS:
                        -----------------------------------------------------------------------------------------------------
                        (in millions)                                                      1997           1996           1995
                        -----------------------------------------------------------------------------------------------------
                        ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
                           Active employees eligible for benefits                          $ 23            $ 20          $ 17
                           Retired employees                                                 47              54            50
                           Other active employees                                            67              65            76
                        -----------------------------------------------------------------------------------------------------
                           Total benefit obligation                                         137             139           143
                           Less: Plan assets at fair market value*                          106              71            49
                        -----------------------------------------------------------------------------------------------------
                        Accumulated postretirement benefit obligation
                           in excess of plan assets                                          31              68            94
                        Unrecognized    -  transition obligation                            (84)            (89)          (99)
                                        -  gain                                              64              38            24
                        -----------------------------------------------------------------------------------------------------
                        Accrued postretirement benefit cost at September 30                  11              17            19
                        Expense, net of funding, October to December                         (7)            (14)          (15)
                        -----------------------------------------------------------------------------------------------------
                        POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31                   $   4          $    3         $   4
                        -----------------------------------------------------------------------------------------------------

                        * Plan assets consist principally of common and
                          preferred stocks, bonds, money market instruments and real estate.


                        COMPONENTS OF POSTRETIREMENT BENEFIT COST:
                        -----------------------------------------------------------------------------------------------------
                        (in millions)                                                      1997           1996           1995
                        -----------------------------------------------------------------------------------------------------
                        Service cost - benefits earned during the period                  $   4           $  4          $  4
                        Interest cost on projected benefit obligation                        10             11            10
                        Actual return on plan assets                                        (21)            (9)           (8)
                        Amortization of transition obligation                                 6              6             6
                        Deferred gains                                                       13              4             5
                        -----------------------------------------------------------------------------------------------------
                        NET PERIODIC COST                                                  $ 12            $16           $17
                        -----------------------------------------------------------------------------------------------------

                        ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:
                        -----------------------------------------------------------------------------------------------------
                                                                                           1997           1996           1995
                        -----------------------------------------------------------------------------------------------------
                        Discount rate at measurement date                                  7.25%           7.5%          7.5%
                        Plan assets long-term rate of return                                8.5%           8.5%          8.0%
                        Medical cost trend rate    -  initial                               8.5%           9.8%         10.6%
                                                   -  ultimate                              5.5%           4.5%          4.0%
                        Ultimate medical cost trend rate expected in year                   2005          2005          2007
                        -----------------------------------------------------------------------------------------------------


                    A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation as of September 30, 1997 approximately $3 million and $22 million, respectively.


      NOTE 9 -      AmerenUE has a long-term incentive plan (the Plan) for
 STOCK OPTION    eligible employees. The Plan provides for the grant of options,
     PLANS       performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the Plan, options may be granted at a price not less than the fair market value of the common shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement.
                 Outstanding options expire on various dates through 2007. Under the Plan, subject to adjustment as provided in the Plan, 2.5 million shares have been authorized to be issued or delivered.

                  SUMMARY OF STOCK OPTIONS:
                  ---------------------------------------------------------------------------------------------------------------
                                                                                   1997                1996                  1995
                  ---------------------------------------------------------------------------------------------------------------
                  Options outstanding at beginning of the year                  307,390             142,500                   --
                  Options granted during the year                               195,880             165,590               142,500
                  Options exercised during the year                                 --                  --                    --
                  Options expired/canceled during the year                        7,200                 700                   --
                  ---------------------------------------------------------------------------------------------------------------
                  Options outstanding at end of the year                        496,070             307,390               142,500
                  ---------------------------------------------------------------------------------------------------------------
                  Options exercisable at end of the year                        134,785              39,710                 9,800
                  ---------------------------------------------------------------------------------------------------------------
                  Exercise price range of options granted                        $38.50                 $43        $35.50-$35.875
                  ===============================================================================================================

                    In accordance with APB 25, no compensation cost has been
                 recognized for the Company's stock compensation plans. In 1996, the Company adopted the disclosure-only method under SFAS 123, "Accounting for Stock-Based Compensation." If the fair value based accounting method under this statement had been used to account for stock-based compensation cost, the effects on 1997, 1996 and 1995 net income and earnings per share would have been immaterial.

                    The Company's calculation of basic and diluted earnings per share resulted in the same earnings per share amounts for each of the years 1997, 1996 and 1995. The reconciling item in each of the years is comprised of assumed stock option conversions which increased the number of shares outstanding in the diluted earnings per share calculation by 7,318 shares, 12,879 shares and 3,892 shares in 1997, 1996 and 1995, respectively.

   NOTE 10 -     The Company is engaged in a construction program under which
  COMMITMENTS    expenditures averaging approximately $333 million, including
CONTINGENCIES    AFC, are anticipated during each of the next five years. This estimate does not include any construction expenditures which may be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed later in this Note.

                    The Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments, including transportation costs, for 1998 through 2002 are estimated to total $1.5 billion. Total coal purchases, including transportation costs, for 1997, 1996 and 1995 were $476 million, $514 million and $460 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide natural gas for distribution and electric generation. Gas-related contracted cost commitments for 1998 through 2002 are estimated to total $212 million. Total delivered natural gas costs for 1997, 1996 and 1995 were $160 million, $161 million and $127 million, respectively. The Company's nuclear fuel commitments for 1998 through 2002, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $116 million, and are expected to be financed under the nuclear fuel lease. Nuclear fuel expenditures for 1997, 1996 and 1995 were $35 million, $51 million and $42 million, respectively. Additionally, the Company has long-term contracts with other utilities to purchase electric capacity. These commitments for 1998 through 2002 are estimated to total $187 million. During 1997, 1996 and 1995, electric capacity purchases were $34 million, $44 million and $42 million, respectively.

                    During 1996, the Company restructured its contract with one of its major coal suppliers. In 1997, the Company paid a $70 million restructuring payment to the supplier, which allows them to purchase at market prices low-sulfur, non-Illinois coal through the supplier (in substitution for the high-sulfur Illinois coal the Company was obligated to purchase under the original contract); and would receive options for future purchases of low-sulfur, non-Illinois coal from the supplier through 1999 at set negotiated prices.

                    By switching to low-sulfur coal, the Company was able to
                 discontinue operating a generating station scrubber. The benefits of the restructuring include lower cost coal, avoidance of significant capital expenditures to renovate the scrubber and elimination of scrubber operations and maintenance costs (offset by scrubber retirement expenses). The net benefits of restructuring are expected to exceed $100 million over the next 10 years. In December 1996, the ICC entered an order approving the switch to non-Illinois coal, recovery of the restructuring payment plus associated carrying costs (Restructuring Charges) through the retail FAC over six years, and continued recovery in rates of the undepreciated scrubber investment plus costs of removal. Additionally, in May 1997 the FERC approved recovery of the wholesale portion of the Restructuring Charges through the wholesale FAC. As a result of the ICC and FERC orders, the Company classified the $72 million of the Restructuring Charges made to the coal supplier in February 1997 as a regulatory asset and, through December 1997, recovered approximately $10 million of the Restructuring Charges through the retail FAC and from wholesale customers.

                    A group of industrial customers filed with the Illinois
                 Third District Appellate Court (the Court) in February 1997 an appeal of the December 1996 order of the ICC. On November 24, 1997, the Court reversed the ICC's December 1996 order, finding that the Restructuring Charges were not direct costs of fuel that may be recovered through the retail FAC, but rather should be considered as a part of a review of aggregate revenue requirements in a full rate case. Restructuring Charges allocated to wholesale customers (approximately $7 million) are not in question as a result of the opinion of the Court. In December 1997, the Company requested a rehearing by the Court; that request was denied. However, the Court did rule that all revenues collected under the retail FAC in 1997 would not have to be refunded to customers. The Company has appealed to the Illinois Supreme Court the Court's decision that Restructuring Charges may not be recovered through the retail FAC.

                    The recoverability of the Restructuring Charges under the
                 retail FAC in Illinois was also impacted by the Electric Service Customer Choice and Rate Relief Law of 1997 (the Act). Among other things, the Act provides utilities with the option to eliminate the retail FAC and limits the ability of utilities to file a full rate case for its aggregate revenue requirements. After evaluating the impact of the Act on the future recoverability of the Company's Restructuring Charges through future rates, the Company concluded that the unamortized balance of the Illinois retail portion of its Restructuring Charges as of December 31, 1997, should be written off ($34 million, net of income taxes). See Note 2 - Regulatory Matters for further information.

                    The Company's insurance coverage for Callaway Nuclear Plant at December 31, 1997, was as follows:

                        TYPE AND SOURCE OF COVERAGE
                        ----------------------------------------------------------------------
                        (in millions)                                 Maximum          Maximum
                                                                    Coverages      Assessments
                                                                                    for Single
                                                                                     Incidents
                        ----------------------------------------------------------------------
                        Public Liability:
                           American Nuclear Insurers               $   200           $    --
                           Pool Participation                        8,720                79(a)
                        ----------------------------------------------------------------------
                                                                   $ 8,920 (b)       $    79
                        ----------------------------------------------------------------------
                        Nuclear Worker Liability:
                           American Nuclear Insurers               $   200 (c)       $     3
                        ----------------------------------------------------------------------
                        Property Damage:
                           American Nuclear Insurers               $   500           $     --
                           Nuclear Electric Insurance Ltd.           2,250 (d)             11
                        ----------------------------------------------------------------------
                                                                   $ 2,750                $11
                        ----------------------------------------------------------------------
                        Replacement Power:
                           Nuclear Electric Insurance Ltd.         $   473 (e)       $      4
                        =====================================================================

                    (a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended, (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year.

                    (b) Limit of liability for each incident under
                 Price-Anderson.

                    (c) Industry limit for potential liability from workers
                 claiming exposure to the hazard of nuclear radiation.

                    (d) Includes premature decommissioning costs.

                    (e) Weekly indemnity of $3.5 million, for 52 weeks which
                 commences after the first 21 weeks of an outage, plus $2.8 million per week for 104 weeks thereafter.

                    Price-Anderson limits the liability for claims from an
                 incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.

                    If losses from a nuclear incident at Callaway Plant exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to anticipate a serious nuclear incident, if one did occur it could have a material but indeterminable adverse effect on the Company's financial position, results of operations or liquidity.

                    Under the Title IV of the Clean Air Act Amendments of 1990,
                 the Company is required to significantly reduce total annual sulfur dioxide emissions by the year 2000. Significant reductions in nitrogen oxide are also required. By switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law without significant revenue increases because the related capital costs are largely offset by lower fuel costs. As of year-end 1997, estimated remaining capital costs expected to be incurred pertaining to Clean Air Act-related projects totaled $107 million.

                    In July 1997, the United States Environmental Protection
                 Agency (EPA) issued final regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. Although specific emission control requirements are still being developed, it is believed that the revised standards will require significant additional reductions in nitrogen oxide and sulfur dioxide emissions from coal-fired boilers. In October 1997, the EPA announced that Missouri and Illinois are included in the area targeted for nitrogen oxide emissions reductions as part of the EPA's regional control program. Reduction requirements in nitrogen oxide emissions from the Company's coal-fired boilers could exceed 80% from 1990 levels by the year 2002. Reduction requirements in sulfur dioxide emissions may be up to 50% beyond that already required by Phase II acid rain control provisions of the 1990 Clean Air Act Amendments and could be required by 2007. Because of the magnitude of these additional reductions, the Company could be required to incur significantly higher capital costs to meet future compliance obligations for its coal-fired boilers or purchase power from other sources, either of which could have significantly higher operations and maintenance expenditures associated with compliance. At this time, the Company is unable to determine the impact of the revised air quality standards on its future financial condition, results of operations or liquidity.

                    In December 1997, the United States and numerous other
                 countries agreed to certain environmental provisions (the Kyoto Protocol), which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Company is unable to predict what requirements, if any, will be adopted in this country. However, implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenditures by the Company. At this time, the Company is unable to determine the impact of these proposals on its future financial condition, results of operations or liquidity.

                    As of December 31, 1997, the Company's utility operating
                 subsidiaries were designated as potentially responsible parties
                 (PRP) by federal and state environmental protection agencies at five hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP.

                    Costs relating to studies and remediation and associated
                 legal and litigation expenses at the sites located in Illinois are being accrued and deferred rather than expensed currently, pending recovery through rates. Through December 31, 1997, the total of the costs deferred, net of recoveries from insurers and through environmental adjustment clause rate riders approved by the ICC, was $13 million.

                    The ICC has instituted a reconciliation proceeding to review the Company's environmental remediation activities in 1993, 1994 and 1995 and to determine whether the revenues collected under the riders in 1993 were consistent with the amount of remediation costs prudently and properly incurred. Amounts found to have been incorrectly included under the riders would be subject to refund. In mid-1997, the Company and the ICC Staff submitted a stipulation with regard to all matters at issue which concluded that the amounts collected under the environmental rate rider were appropriate in all material respects. A ruling from the ICC is still pending.

                    The Company continually reviews remediation costs that may be required for all of these sites. Any unrecovered environmental costs are not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

                    The International Union of Operating Engineers Local 148 and
                 the International Brotherhood of Electrical Workers Local 702 filed unfair labor practice charges with the National Labor Relations Board (NLRB) relating to the legality of the lockout by AmerenCIPS of both unions during 1993. The NLRB has issued complaints against AmerenCIPS concerning its lockout. Both unions seek, among other things, back pay and other benefits for the period of the lockout. The Company estimates the amount of back pay and other benefits for both unions to be approximately $17 million. An administrative law judge of the NLRB has ruled that the lockout was unlawful. On July 23, 1996, the Company appealed to the NLRB. The Company believes the lockout was both lawful and reasonable and that the final resolution of the disputes will not have a material adverse effect on its financial position, results of operations or liquidity.

                    Regulatory changes enacted and being considered at the
                 federal and state levels continue to change the structure of the utility industry and utility regulation, as well as encourage increased competition. At this time, the Company is unable to predict the impact of these changes on its future financial condition, results of operations or liquidity. (See
                 Note 2 - Regulatory Matters for further information.)

                    The Company is involved in other legal and administrative
                 proceedings before various courts and agencies with respect to matters arising in the ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.

  NOTE 11 -      Under the Nuclear Waste Policy Act of 1982, the DOE is
  CALLAWAY       responsible for the permanent storage and disposal of spent
  NUCLEAR        nuclear fuel. The DOE currently charges one mill per
  PLANT          nuclear-generated kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. The DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at Callaway Plant site until 2004 and is pursuing a viable storage alternative. This alternative will require Nuclear Regulatory
                 Commission approval. The delayed availability of the DOE's disposal facility is not expected to adversely affect the continued operation of Callaway Plant.

                    Electric rates charged to customers provide for recovery of
                 Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $451 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. Decommissioning costs are charged to depreciation expense over Callaway's service life and amounted to $7 million in each of the years 1997, 1996 and 1995. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. The latest study was filed in 1996. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average 9.25% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the consolidated balance sheet as increases in the nuclear decommissioning trust fund and in the accumulated provision for nuclear decommissioning.

                    The staff of the SEC has questioned certain current
                 accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board has agreed to review the accounting for removal costs, including decommissioning. The Company does not expect that changes in the accounting for nuclear decommissioning costs will have a material effect on its financial position, results of operations or liquidity.

NOTE 12 -        The following methods and assumptions were used to estimate the
FAIR VALUE OF    fair value of each class of financial instruments for which it
FINANCIAL        is practicable to estimate that value.
INSTRUMENTS

                 CASH AND TEMPORARY INVESTMENTS/SHORT-TERM BORROWINGS
                 The carrying amounts approximate fair value because of the short-term maturity of these instruments.

                 MARKETABLE SECURITIES
                 The fair value is based on quoted market prices obtained from dealers or investment managers.


                 NUCLEAR DECOMMISSIONING TRUST FUND
                 The fair value is estimated based on quoted market prices for securities.

                 PREFERRED STOCK OF SUBSIDIARIES
                 The fair value is estimated based on the quoted market prices for the same or similar issues.

                 LONG-TERM DEBT OF SUBSIDIARIES
                 The fair value is estimated based on the quoted market prices for same or similar issues or on the current rates offered to the Company for debt of comparable maturities.

                    Carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                  ----------------------------------------------------------------------------------------------------
                 (in millions)                                       1997           1997           1996           1996
                                                                 CARRYING           FAIR       Carrying           Fair
                                                                   AMOUNT          VALUE         Amount          Value
                  ----------------------------------------------------------------------------------------------------
                    Marketable securities                        $     32       $     32      $     51        $     51
                    Preferred stock                                   235            214           299             257
                    Long-term debt (including current portion)      2,558          2,692         2,482           2,545
                  ----------------------------------------------------------------------------------------------------

                     The Company has investments in debt and equity securities
                 that are held in trust funds for the purpose of funding the nuclear decommissioning of Callaway Nuclear Plant (see Note 11
                 - Callaway Nuclear Plant). The Company has classified these investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 1997 and 1996. In 1997, 1996 and 1995, the proceeds from the sale of investments were $24 million, $20 million and $9 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were approximately $2 million for 1997 and $1 million each for 1996 and 1995. Net realized and unrealized gains and losses are reflected in the accumulated provision for nuclear decommissioning on the consolidated balance sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates.

                     Costs and fair values of investments in debt and equity
                 securities in the nuclear decommissioning trust fund at December 31 were as follows:

                 -----------------------------------------------------------------------------------------------------
                 1997 (in millions)                                                GROSS UNREALIZED
                 -----------------------------------------------------------------------------------------------------
                 Security Type                                       COST          GAIN          (LOSS)     FAIR VALUE
                 -----------------------------------------------------------------------------------------------------
                    Debt securities                                   $34          $   3         $  --           $  37
                    Equity securities                                  43             40            --              83
                    Cash equivalents                                    2             --            --               2
                 -----------------------------------------------------------------------------------------------------
                                                                      $79          $  43         $  --           $ 122
                 =====================================================================================================
                 -----------------------------------------------------------------------------------------------------
                 1996 (in millions)                                               Gross Unrealized
                 -----------------------------------------------------------------------------------------------------
                 Security Type                                       Cost          Gain          (Loss)     Fair Value
                 -----------------------------------------------------------------------------------------------------

                    Debt securities                                   $29         $    2          $ --             $31
                    Equity securities                                  40             22            --              62
                    Cash equivalents                                    4             --            --               4
                 -----------------------------------------------------------------------------------------------------
                                                                      $73            $24           $--             $97
                 =====================================================================================================

                 The contractual maturities of investments in debt securities at December 31, 1997 were as follows:

                 -----------------------------------------------------------------------------------------------------
                 (in millions)                                                                    Cost      Fair Value
                 -----------------------------------------------------------------------------------------------------
                 1 year to 5 years                                                                $  4           $  4
                 5 years to 10 years                                                                 6              7
                 Due after 10 years                                                                 24             26
                 -----------------------------------------------------------------------------------------------------
                                                                                                  $ 34           $ 37
                 =====================================================================================================

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Millions of Dollars Except Shares and per Share Amounts and Ratios)         1997              1996             1995
--------------------------------------------------------------------    -------------     -------------    -------------
RESULTS OF OPERATIONS (Year ended December 31,)
 Operating revenues                                                     $       3,327     $       3,328    $       3,236
 Operating expenses                                                             2,744             2,752            2,658
 Operating income                                                                 582               576              578
 Income before extraordinary charge                                               387               372              373
 Extraordinary charge, net of income taxes                                         52              --               --
 Net income                                                                       335               372              373
 Average common shares outstanding                                        137,215,462       137,215,462      137,215,462
                                                                        -------------     -------------    -------------

ASSETS, OBLIGATIONS AND EQUITY CAPITAL (December 31,)
 Total assets                                                           $       8,828     $       8,933    $       8,788
 Long-term debt obligations                                                     2,506             2,335            2,373
 Preferred stock subject to
  mandatory redemption                                                           --                   1                1
 Preferred stock not subject to
  mandatory redemption                                                            235               298              298
 Common equity                                                                  3,019             3,016            2,971
                                                                        -------------     -------------    -------------

FINANCIAL INDICES (Year ended December 31,)
 Earnings per share of common stock
  before extraordinary charge                                           $        2.82     $        2.71    $        2.72
 Extraordinary charge, net of income taxes                              $        (.38)             --               --
 Earnings per share of common stock
  (based on average shares outstanding)                                 $        2.44     $        2.71    $        2.72
 Dividend payout ratio                                                             99%               88%              86%
 Return on average common stock equity                                          11.14%            12.51%           12.76%
 Ratio earnings to fixed charges
  AmerenUE                                                                       4.70              4.68             4.78
  AmerenCIPS                                                                     3.64              4.30             4.41
 Book value per common share                                            $       22.00     $       21.98    $       21.65
                                                                        -------------     -------------    -------------

CAPITALIZATION RATIOS (December 31,)
 Common equity                                                                   52.4%             53.4%            52.6%
 Preferred stock                                                                  4.1               5.3              5.3
 Long-term debt                                                                  43.5              41.3             42.1
                                                                        -------------     -------------    -------------
                                                                                100.0%            100.0%           100.0%
                                                                        =============     =============    =============

(Millions of Dollars Except Shares and per Share Amounts and Ratios)         1994             1993             1992
--------------------------------------------------------------------    -------------    -------------    -------------
RESULTS OF OPERATIONS (Year ended December 31,)
 Operating revenues                                                     $       3,270    $       3,272    $       3,047
 Operating expenses                                                             2,685            2,724            2,514
 Operating income                                                                 585              548              533
 Income before extraordinary charge                                               391              369              361
 Extraordinary charge, net of income taxes                                       --               --               --
 Net income                                                                       391              369              361
 Average common shares outstanding                                        137,253,617      137,254,771      137,254,771
                                                                        -------------    -------------    -------------

ASSETS, OBLIGATIONS AND EQUITY CAPITAL (December 31,)
 Total assets                                                           $       8,629    $       8,546    $       7,631
 Long-term debt obligations                                                     2,413            2,301            2,213
 Preferred stock subject to
  mandatory redemption                                                              1                1                1
 Preferred stock not subject to
  mandatory redemption                                                            298              298              283
 Common equity                                                                  2,917            2,840            2,781
                                                                        -------------    -------------    -------------

FINANCIAL INDICES (Year ended December 31,)
 Earnings per share of common stock
  before extraordinary charge                                           $        2.85    $        2.69    $        2.63
 Extraordinary charge, net of income taxes                                       --               --               --
 Earnings per share of common stock
  (based on average shares outstanding)                                 $        2.85    $        2.69    $        2.63
 Dividend payout ratio                                                             80%              83%              82%
 Return on average common stock equity                                          13.69%           13.18%           13.30%
 Ratio earnings to fixed charges
  AmerenUE                                                                       4.68             4.66             4.66
  AmerenCIPS                                                                     4.93             4.82             4.12
 Book value per common share                                            $       21.25    $       20.69    $       20.26
                                                                        -------------    -------------    -------------

CAPITALIZATION RATIOS (December 31,)
 Common equity                                                                   51.8%            52.2%            52.7%
 Preferred stock                                                                  5.3              5.5              5.4
 Long-term debt                                                                  42.9             42.3             41.9
                                                                        -------------    -------------    -------------
                                                                                100.0%           100.0%           100.0%
                                                                        =============    =============    =============

ELECTRIC OPERATING STATISTICS

(Year Ended December 31,)                               1997                  1996                  1995
-------------------------                           ------------          ------------          ------------
ELECTRIC OPERATING REVENUES (Millions)
 Residential                                        $      1,064          $      1,070          $      1,073
 Commercial                                                  927                   920                   906
 Industrial                                                  500                   500                   496
 Wholesale                                                    91                    91                    87
 Interchange                                                 224                   280                   230
 EEI                                                         207                   198                   201
 Miscellaneous                                                71                    50                    48
 Credit to customers                                         (20)                  (47)                  (33)
                                                    ------------          ------------          ------------
TOTAL ELECTRIC OPERATING REVENUES                   $      3,064          $      3,062          $      3,008
                                                    ============          ============          ============

KILOWATTHOUR SALES (Millions)
 Residential                                              14,325                14,418                14,086
 Commercial                                               14,990                14,872                14,464
 Industrial                                               11,404                11,191                10,971
 Wholesale                                                 2,323                 2,328                 2,248
 Interchange                                               9,402                10,768                 8,176
 EEI                                                      11,220                10,554                10,850
 Miscellaneous                                               317                   305                   316
                                                    ------------          ------------          ------------
TOTAL KILOWATTHOUR SALES                                  63,981                64,436                61,111
                                                    ============          ============          ============

ELECTRIC CUSTOMERS (End of Year)
 Residential                                           1,282,042             1,275,534             1,267,976
 Commercial                                              180,206               176,621               173,810
 Industrial                                                6,554                 6,660                 6,782
 Wholesale                                                    21                    20                    21
 Miscellaneous                                             2,381                 2,398                 2,434
                                                    ------------          ------------          ------------
TOTAL ELECTRIC CUSTOMERS                               1,471,204             1,461,233             1,451,023
                                                    ============          ============          ============

RESIDENTIAL CUSTOMER DATA (Average)
 Kilowatthours used                                       11,215                11,354                11,152
 Annual electric bill                               $     833.34          $     842.82          $     849.62
 Revenue per kilowatthour                                   7.38(CENT)            7.30(cent)            7.62(cent)
                                                    ------------          ------------          ------------
GROSS INSTANTANEOUS PEAK DEMAND (Megawatts)
 AmerenUE                                                  8,055                 8,085                 7,965
                                                    ------------          ------------          ------------
 AmerenCIPS                                                1,923                 1,892                 1,940
                                                    ------------          ------------          ------------
CAPABILITY AT TIME OF PEAK,
 INCLUDING NET PURCHASES AND SALES (Megawatts)
 AmerenUE                                                  8,950                 9,120                 8,714
                                                    ------------          ------------          ------------
 AmerenCIPS                                                2,491                 2,519                 2,489
                                                    ------------          ------------          ------------
GENERATING CAPABILITY AT TIME OF PEAK (Megawatts)
 AmerenUE                                                  8,279                 8,244                 8,184
                                                    ------------          ------------          ------------
 AmerenCIPS                                                3,033                 3,033                 3,018
                                                    ------------          ------------          ------------
COAL BURNED (Tons)                                    21,392,000            20,062,000            17,715,000
                                                    ------------          ------------          ------------
PRICE PER TON OF COAL (Average)                     $      23.54          $      25.25          $      26.86
                                                    ------------          ------------          ------------
SOURCE OF ENERGY SUPPLY (Percent)
 Coal                                                       83.8%                 79.6%                 76.3%
 Nuclear                                                    19.3                  19.2                  18.3
 Hydro                                                       2.7                   2.8                   3.6
 Purchased, net                                             (5.8)                 (1.6)                  1.8
                                                    ------------          ------------          ------------
                                                           100.0%                100.0%                100.0%
                                                    ============          ============          ============

(Year Ended December 31,)                                  1994                  1993                 1992
-------------------------                              ------------          ------------         ------------
ELECTRIC OPERATING REVENUES (Millions)
 Residential                                           $      1,014          $      1,037         $        952
 Commercial                                                     884                   861                  846
 Industrial                                                     487                   486                  520
 Wholesale                                                       84                    81                   77
 Interchange                                                    243                   254                  123
 EEI                                                            276                   251                  256
 Miscellaneous                                                   42                    46                   43
 Credit to customers                                           --                    --                   --
                                                       ------------          ------------         ------------
TOTAL ELECTRIC OPERATING REVENUES                      $      3,030          $      3,016         $      2,817
                                                       ============          ============         ============

KILOWATTHOUR SALES (Millions)
 Residential                                                 13,282                13,636               12,103
 Commercial                                                  14,043                13,642               12,964
 Industrial                                                  10,728                10,407               11,371
 Wholesale                                                    2,137                 2,088                1,953
 Interchange                                                  8,080                10,326                4,387
 EEI                                                         14,594                12,521               14,037
 Miscellaneous                                                  301                   317                  307
                                                       ------------          ------------         ------------
TOTAL KILOWATTHOUR SALES                                     63,165                62,937               57,122
                                                       ============          ============         ============

ELECTRIC CUSTOMERS (End of Year)
 Residential                                              1,258,757             1,248,723            1,243,863
 Commercial                                                 171,072               168,566              166,912
 Industrial                                                   6,750                 7,137                7,067
 Wholesale                                                       21                    21                   23
 Miscellaneous                                                2,406                 2,407                2,367
                                                       ------------          ------------         ------------
TOTAL ELECTRIC CUSTOMERS                                  1,439,006             1,426,854            1,420,232
                                                       ============          ============         ============

RESIDENTIAL CUSTOMER DATA (Average)
 Kilowatthours used                                          10,606                10,946                9,683
 Annual electric bill                                  $     809.27          $     832.46         $     761.08
 Revenue per kilowatthour                                      7.63(cent)            7.61(cent)           7.86(cent)
                                                       ------------          ------------         ------------
GROSS INSTANTANEOUS PEAK DEMAND (Megawatts)
 AmerenUE                                                     7,430                 7,540                7,135
                                                       ------------          ------------         ------------
 AmerenCIPS                                                   1,854                 1,848                1,649
                                                       ------------          ------------         ------------
CAPABILITY AT TIME OF PEAK,
 INCLUDING NET PURCHASES AND SALES (Megawatts)
 AmerenUE                                                     8,469                 8,597                8,407
                                                       ------------          ------------         ------------
 AmerenCIPS                                                   2,510                 2,439                2,534
                                                       ------------          ------------         ------------
GENERATING CAPABILITY AT TIME OF PEAK (Megawatts)
 AmerenUE                                                     8,057                 7,963                7,868
                                                       ------------          ------------         ------------
 AmerenCIPS                                                   3,018                 2,901                2,881
                                                       ------------          ------------         ------------
COAL BURNED (Tons)                                       16,885,000            14,879,000           14,843,000
                                                       ------------          ------------         ------------
PRICE PER TON OF COAL (Average)                        $      28.02          $      33.36         $      33.33
                                                       ------------          ------------         ------------
SOURCE OF ENERGY SUPPLY (Percent)
 Coal                                                          76.2%                 70.7%                73.9%
 Nuclear                                                       23.0                  19.5                 19.5
 Hydro                                                          3.9                   4.6                  3.5
 Purchased, net                                                (3.1)                  5.2                  3.1
                                                       ------------          ------------         ------------
                                                              100.0%                100.0%               100.0%
                                                       ============          ============         ============

GAS OPERATING STATISTICS

(Year Ended December 31):                     1997            1996            1995            1994            1993            1992
-------------------------                   --------        --------        --------        --------        --------        --------
NATURAL GAS OPERATING REVENUES (Millions)
 Residential                                $    150        $    161        $    137        $    138        $    153        $    139
 Commercial                                       55              61              51              53              58              53
 Industrial                                       22              21              18              24              22              13
 Off system sales                                 13            --              --              --              --              --
 Miscellaneous                                    10              11              11              10              12              13
                                            --------        --------        --------        --------        --------        --------
TOTAL NATURAL GAS OPERATING REVENUES        $    250        $    254        $    217        $    225        $    245        $    218
                                            ========        ========        ========        ========        ========        ========

DEKATHERM SALES (Millions)
 Residential                                      23              27              24              23              26              22
 Commercial                                        9              11              10              10              10               9
 Industrial                                        6               5               5               6               6               3
 Off system sales                                  5            --              --              --              --              --
                                            --------        --------        --------        --------        --------        --------
TOTAL DEKATHERM SALES                             43              43              39              39              42              34
                                            ========        ========        ========        ========        ========        ========

NATURAL GAS CUSTOMERS (End of Year)
 Residential                                 263,588         260,989         257,848         254,328         251,171         248,707
 Commercial                                   30,147          29,911          29,446          29,037          28,676          28,393
 Industrial                                      412             402             378             351             307             261
                                            --------        --------        --------        --------        --------        --------
TOTAL NATURAL GAS CUSTOMERS                  294,147         291,302         287,672         283,716         280,154         277,361
                                            ========        ========        ========        ========        ========        ========

INVESTOR INFORMATION


COMMON STOCK AND DIVIDEND INFORMATION

    Ameren's common stock is listed on the New York Stock Exchange (ticker symbol: AEE). AEE began trading on January 2, 1998, following the merger on December 31, 1997, and is being issued in exchange for Union Electric and CIPSCO Incorporated common stock.

    Common stockholders of record totaled 102,710 and 37,777 for Union Electric
(UEP) and CIPSCO Incorporated (CIP), respectively at December 31, 1997. The following includes the price ranges and dividends paid per common share for UEP and CIP during the past two years:

UEP
1997
Quarter Ended                    High                Low              Dividends Paid
-------------                  ---------           --------           --------------
March 31                       $39 3/4             $36 1/4             63 1/2(CENT)
                               ---------           --------            -----------
June 30                         37 13/16            34 1/2             63 1/2
                               ---------           --------            -----------
September 30                    38 7/8              36 7/16            63 1/2
                               ---------           --------            -----------
December 31                     43 3/4              35 5/8             63 1/2

1996
Quarter Ended                    High                Low              Dividends Paid
-------------                  ---------           --------           --------------
March 31                       $44 1/8             $38 7/8             62 1/2(cent)
                               ---------           --------            -----------
June 30                         41 1/4              38 1/8             62 1/2
                               ---------           --------            -----------
September 30                    40 5/8              36                 62 1/2
                               ---------           --------            -----------
December 31                     40 1/8              36 7/8             63 1/2

CIP
1997
Quarter Ended                    High                Low              Dividends Paid
-------------                  ---------           --------           --------------
March 31                       $37                 $34 7/8             52(CENT)
                               ---------           --------            -----------
June 30                         36 5/8              33 1/2             53
                               ---------           --------            -----------
September 30                    38 9/16             36                 53
                               ---------           --------            -----------
December 31                     45                  36 3/8             53

1996
Quarter Ended                    High                Low              Dividends Paid
-------------                  ---------           --------           --------------
March 31                       $41 1/4             $37 1/8             51(cent)
                               ---------           --------            -----------
June 30                         38 5/8              35 7/8             52
                               ---------           --------            -----------
September 30                    38 1/2              34 7/8             52
                               ---------           --------            -----------
December 31                     38 1/4              34 7/8             52



ANNUAL MEETING

    The annual meeting of Ameren common stockholders and Union Electric and CIPS preferred stockholders will convene at 9 a.m., Tuesday, April 28, 1998, at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri.

DRPLUS

    Through DRPlus -- Ameren's dividend reinvestment and stock purchase plan -- stockholders, customers and employees of Ameren and its subsidiaries can:

- make cash investments by check or automatic cash payment, totaling up to $120,000, in Ameren common stock annually

- reinvest their dividends in Ameren common stock -- or receive Ameren dividends in cash

- place Ameren common stock certificates in safekeeping and receive regular account statements.

    If you have not yet exchanged your Union Electric or CIPSCO common stock certificates for Ameren common stock certificates, please contact the Investor Services Department.

    This is not an offer to sell, or a solicitation of an offer to buy, any securities.

DIRECT DEPOSIT OF DIVIDENDS

    All registered Ameren common and Union Electric and CIPS preferred stockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.

AMEREN'S WEB SITE

    To obtain AEE's daily stock price, recent financial statistics and other information about the company, visit Ameren's home page on the internet. Ameren's web site address is: http://www.ameren.com

INVESTOR SERVICES

    The company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (central time). Please write or call:

Ameren Services Company
Investor Services Department
P.O. Box 66887
St. Louis, MO 63166-6887

St. Louis area 554-3502
Toll-free 1-800-255-2237

OFFICE

One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
314-621-3222

STOCK AND FIRST MORTGAGE
BOND TRANSFER AGENT
AND REGISTRAR

Ameren Services Company


                                                       Positioned for Success 49