Form 10-K, Exhibit 13
period 1998-12-31
AMEREN CORP
filed 1999-03-30
CIK 1002910

                                                                      EXHIBIT 13

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

February 4, 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Ameren Corporation:

   In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows appearing on pages 23-27 of this annual report present fairly, in all material respects, the financial position of Ameren Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Central Illinois Public Service Company and CIPSCO Investment Company, wholly-owned subsidiaries of Ameren Corporation, for the years ended December 31, 1997 and 1996, which combined statements reflect total assets of $1,889,451,000 at December 31, 1997, and total revenues of $863,441,000 and $891,631,000 for the two years in the period ended December 31, 1997, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Central Illinois Public Service Company and CIPSCO Investment Company, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri

February 4, 1999


14                1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
     Ameren Corporation (Ameren) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming wholly-owned subsidiaries of Ameren (the Merger). As a result of the Merger, Ameren also has a 60% ownership interest in Electric Energy, Inc. (EEI), which is consolidated for financial reporting purposes. In addition, Ameren formed a new energy marketing subsidiary, AmerenEnergy, Inc., which primarily serves as a power marketing agent for the operating companies and provides a range of energy and risk management services to targeted customers.
      The Merger was accounted for as a pooling of interests; therefore, the consolidated financial statements are presented as if the Merger were consummated as of the beginning of the earliest period presented. However, the consolidated financial statements are not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of the future results of operations, financial position or cash flows.
     References to the Company are to Ameren on a consolidated basis; however, in certain circumstances, the subsidiaries are separately referred to in order to distinguish between their different business activities.

Results of Operations

Earnings
     Earnings for 1998, 1997 and 1996, were $386 million ($2.82 per share), $335 million ($2.44 per share) and $372 million ($2.71 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, primarily: weather variations, electric rate reductions, competitive market forces, credits to electric customers, sales growth, fluctuating operating costs (including Callaway Nuclear Plant refueling outages), merger-related expenses, changes in interest expense, changes in income and property taxes, a charge for a targeted employee separation plan and an extraordinary charge.
     In 1998, the Company recorded a nonrecurring charge to earnings in connection with a targeted separation plan it offered to employees in July 1998. The charge reduced earnings $15 million, net of income taxes, or 11 cents per share (see Note 3 Targeted Separation Plan under Notes to Consolidated Financial Statements for further information). In addition, the Company recorded an extraordinary charge to earnings in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes, or 38 cents per share (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).
     The significant items affecting revenues, expenses and earnings for the years ended December 31, 1998, 1997 and 1996 are detailed in the following pages.

Electric Operations

ELECTRIC REVENUES

                                Variations from Prior Year
In Millions                       1998     1997    1996
---------------------------------------------------------------
Rate variations                   $(13)   $ --    $(20)
Credit to customers                (24)     28     (15)
Effect of abnormal weather          61       3     (28)
Growth and other                    45       5      67
Interchange sales                   16     (43)     51
EEI                                (55)      9      (2)
                                  --------------------
                                  $ 30    $  2    $ 53
                                  --------------------

     Electric revenues for 1998 increased $30 million compared to 1997. Revenues increased primarily due to higher sales to retail customers within the Company's service territory, as a result of warm summer weather and economic growth in the service area. Weather-sensitive residential and commercial sales increased 6% and 4%, respectively, while industrial sales grew 2%. Additionally, interchange revenues increased 7%, despite a 14% decline in interchange sales, due to market conditions. These increases were partially offset by an increase in credits to Missouri electric customers (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information) and lower sales to the United States Enrichment Corporation (USEC) by EEI.
     Electric revenues for 1997 were flat compared to 1996, reflecting a decrease in the Missouri electric customer credits recorded in 1997 versus 1996, partly offset by a 1% decrease in kilowatthour sales. The kilowatthour sales decrease was due to a 13% decrease in interchange sales due to market conditions, a 1% decline in residential sales and differences in the classification of certain interchange and purchased power transactions, resulting from the Federal Energy Regulatory Commission (FERC) Order 888. These decreases were partly offset by increases in commercial and industrial sales of 1% and 2%, respectively, attributable to economic growth. In addition, sales at EEI were up 6% over 1996.
     The increase in 1996 electric revenues was primarily due to a 5% increase in kilowatthour sales over the prior year, partly offset by the 1.8% rate decrease for Missouri electric customers and the net increase in Missouri electric customer credits recorded in 1996 versus 1995. The kilowatthour sales increase reflected economic growth in the service area and increased interchange sales opportunities, partially offset by milder weather during the period. Residential and industrial sales each rose 2% over 1995, while commercial sales grew 3% and interchange sales increased 32%.

                                                          Ameren Corporation  15

FUEL AND PURCHASED POWER

                                  Variations from Prior Year
In Millions                           1998      1997    1996
------------------------------------------------------------
Fuel:
  Variation in generation             $  9    $ 25    $ 43
  Price                                (23)    (24)    (14)
  Generation efficiencies and other    --       (5)      2
Purchased power variation               (3)    (50)      2
EEI                                    (39)     10      23
                                      --------------------
                                      $(56)   $(44)   $ 56
                                      --------------------

     The $56 million decrease in fuel and purchased power costs for 1998, compared to 1997, was primarily driven by lower fuel and purchased power costs at EEI as a result of fewer sales to the USEC. In addition, fuel cost reductions were realized due to lower fuel prices, as well as through the joint dispatch of generation. Upon consummation of the Merger, AmerenUE and AmerenCIPS began jointly dispatching generation, therefore allowing the Company to utilize the most cost efficient plants of both operating companies to serve customers in either service territory. These decreases were partially offset by increased generation to serve native load demand. The decrease in 1997 fuel and purchased power costs was primarily due to reduced purchased power costs, resulting from relatively flat native load sales and lower interchange sales, as well as lower fuel prices, offset by greater generation. The increase in 1996 fuel and purchased power costs was driven mainly by higher kilowatthour sales, partially offset by lower fuel prices due to the use of lower cost coal.
     While unprecedented prices for power purchases occurred in the marketplace during the last week of June 1998, the Company was able to effectively manage its power costs in the face of soaring wholesale electricity prices. Overall, the abnormally high prices for power purchases in June had little impact on the Company's financial results for 1998.

Gas Operations
     Gas revenues in 1998 decreased $33 million, compared to 1997, primarily due to an 8% decline in retail sales resulting from mild winter weather and lower gas costs reflected in the Company's purchased gas adjustment clauses. These decreases were partially offset by benefits realized from an annual $12 million Missouri gas rate increase effective February 1998 (see Note 2 Regulatory Matters under Notes to Consolidated Financial Statements for further information). Gas revenues in 1997 decreased $4 million, primarily due to a 12% decrease in retail sales. Milder winter weather resulted in a decline in weather-sensitive residential and commercial sales of 15% and 18%, respectively. These decreases were partly offset by a 20% increase in industrial sales and an increase in off-system sales of gas to others. The increase in 1996 gas revenues of $37 million was primarily the result of higher gas prices and increased sales due to colder weather. Residential and commercial sales increased 13% and 17%, respectively, in 1996 versus 1995.
     Gas costs in 1998 declined $42 million compared to 1997. This decrease in gas costs was due to lower sales and lower gas prices. Gas costs for 1997 remained flat as compared to those of 1996. The $35 million increase in 1996 gas costs was primarily the result of a combination of increased demand, due to colder weather, and an increase in the price paid for gas in 1996 versus 1995.

Other Operating Expenses
     Other operating expense variations in 1996 through 1998 reflected recurring factors such as growth, inflation, labor and benefit increases, in addition to a charge for the targeted separation plan (TSP) as discussed below.
     In March 1998, the Company announced plans to reduce its other operating expenses, including plans to eliminate approximately 400 employee positions by mid-1999 through a hiring freeze and the TSP. In July 1998, the Company offered separation packages to employees whose positions were to be eliminated through the TSP. During the third quarter of 1998, a nonrecurring, pre-tax charge of $25 million was recorded, which reduced earnings $15 million, or 11 cents per share, representing costs incurred to implement the TSP. The elimination of these positions, exclusive of the nonrecurring charge, reduced the Company's operating expenses by approximately $15 million in 1998, and the Company expects operating expenses to be reduced approximately $20 million to $25 million annually thereafter. See Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information.
     The $62 million increase in other operations expense in 1998, compared to 1997, was primarily due to the charge for the TSP and increases in injuries and damages expense and information system-related costs. In 1997, other operations expense increased $41 million, primarily due to increases in information system-related costs, labor, and injuries and damages expenses. In 1996, other operations expense increased $2 million, primarily due to increases in employee benefits, injuries and damages, and information system-related costs, offset by decreases resulting from nonrecurring costs incurred in 1995, including the write-off of system development costs.
     Maintenance expenses increased $2 million in 1998, compared to 1997, due to the scheduled spring refueling outage at the Callaway Nuclear Plant, partially offset by less scheduled fossil plant maintenance. The spring 1998 refueling was completed in 31 days. There was no refueling outage in 1997. Maintenance expenses for 1997 increased $8 million primarily resulting from increased scheduled fossil plant maintenance, partly offset by decreased expenses at Callaway due to the absence of a refueling outage in 1997. In 1996, maintenance expenses decreased $5 million primarily due to less scheduled power plant maintenance, partly offset by increased labor expenses at Callaway.
     Depreciation and amortization expense was relatively flat in 1998 compared to 1997. Depreciation and amortization expense increased $7 million in 1997 and $12 million in 1996, due to increased depreciable property.

16     1998 Annual Report

Taxes
     Income tax expense from operations increased $33 million in 1998, compared to 1997, due to higher pre-tax income and a higher effective tax rate. Income tax expense from operations decreased $19 million in 1997 principally due to lower pre-tax income and a lower effective tax rate. Income tax expense from operations decreased $8 million in 1996 principally due to lower pre-tax income.

Other Income and Deductions
     Miscellaneous, net decreased $8 million for 1998, compared to 1997, due to increased interest income and gains on the sale of property. Miscellaneous, net decreased $11 million for 1997, compared to 1996, primarily due to the capitalization of certain merger-related costs in 1997 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). Miscellaneous, net decreased $2 million for 1996 primarily due to reduced merger-related expenses.

Interest
     Interest expense decreased $4 million in 1998, compared to 1997, due to lower interest rates and a decrease in other interest expense, partially offset by an increase in interest on a higher amount of debt outstanding. Interest expense increased $5 million in 1997 primarily due to higher debt outstanding during the year at higher interest rates. Interest expense increased $2 million for 1996 primarily due to a greater amount of short-term debt outstanding, offset by lower rates on variable-rate long-term debt.

Balance Sheet
     The $68 million decrease in accounts receivable at December 31, 1998, compared to 1997, was due to lower sales and revenues in November and early December 1998, compared to the same 1997 time period, due to mild winter weather. The Company's service territory experienced much colder weather in the latter part of December 1998, resulting in higher sales and revenues at that time compared to the same 1997 period. This increase in sales caused a $48 million increase in unbilled revenues. The $48 million increase in other current liabilities was primarily due to a higher estimated accrued customer credit (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

LIQUIDITY AND CAPITAL RESOURCES
     Cash provided by operating activities totaled $803 million for 1998, compared to $708 million for 1997 and $782 million for 1996.
     Cash flows used in investing activities totaled $323 million, $387 million and $481 million, for the years ended December 31, 1998, 1997 and 1996, respectively. Expenditures in 1998 for constructing new or improving existing facilities and purchasing rail cars were $325 million. In addition, the Company spent $20 million to acquire nuclear fuel.
     Capital expenditures are expected to approximate $495 million in 1999. For the five-year period 1999 through 2003, construction expenditures are estimated at $2.4 billion. This estimate includes capital expenditures for the purchase of six new combustion turbines (CTs), as well as expenditures which will be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed below.
     In 1998, the Company committed to purchase six new CT peaking units. The CTs will add over 700 megawatts to the Company's net peaking capacity and are expected to cost approximately $260 million. Three of the CTs are expected to be installed in 2000, and the remaining three in 2001.
     Under Title IV of the Clean Air Act Amendments of 1990, the Company is required to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions by the year 2000. By switching to low-sulfur coal, early banking of emissions credits and installing low NOx burner technology, the majority of these reductions have been achieved.
     In July 1997, the United States Environmental Protection Agency (EPA) issued final regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. The new ambient standards may result in significant additional reductions in SO2 and NOx emissions from the Company's power plants. The new particulate matter standards may require SO2 reductions of up to 50% beyond that already required by Phase II acid rain control provisions of the 1990 Clean Air Act Amendments and could be required by 2007. The full details of these requirements are under study by the Company. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.
     In an attempt to lower ozone levels across the eastern United States, the EPA issued final regulations in September 1998 to reduce NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). Although reduction requirements in NOx emissions from the Company's coal-fired boilers are anticipated to exceed 75% from 1990 levels by the year 2003, it is not yet possible to determine the exact magnitude of the reductions required from the Company's power plants because each state has up to one year to develop a plan to comply with the EPA rule. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help to reduce the costs of compliance with this regulation. However, preliminary analysis of the regulations indicate that selective catalytic reduction technology will be required for some of the Company's units, as well as other additional controls.
     Currently, the Company estimates that its additional capital expenditures to comply with the EPA's final regulations, issued in September 1998, could range from $250 million to $350 million over the period from 1999 to 2002. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2003. The Company will explore alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity.

                                                       Ameren Corporation     17

     In November 1998, the United States signed an agreement with numerous other countries (the Kyoto Protocol) containing certain environmental provisions, which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Kyoto Protocol must be ratified by the United States Senate before provisions are effective for the United States. Until ratification is obtained, the Company is unable to predict what requirements, if any, will be adopted in this country; however, implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenses by the Company. At this time, the Company is unable to determine the impact of these proposals on the Company's future financial condition, results of operations or liquidity.
     See Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for a discussion of Callaway Plant decommissioning costs.
     Cash flows used in financing activities were $446 million for 1998, compared to $302 million for 1997 and $296 million for 1996. The Company's principal financing activities during 1998 included the issuance of $255 million of long-term debt, the redemption of $273 million of long-term debt and the payment of dividends.
     The Company plans to continue utilizing short-term debt to support normal operations and other temporary requirements. The Company and its subsidiaries are authorized by the Securities and Exchange Commission (SEC) to have up to an aggregate $1.6 billion of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10 to 45 days). At December 31, 1998, the Company had committed bank lines of credit aggregating $217 million, all of which was unused and $170 million was available at such date, which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate or other options. The lines of credit are renewable annually at various dates throughout the year. The Company had $59 million of short-term borrowings at year-end.
     The Company has a bank credit agreement due 2003, which permits the borrowing of up to $200 million on a long-term basis. This credit agreement is available for the Company's own use and for the use of its subsidiaries. There was $10 million outstanding under this agreement as of December 31, 1998. AmerenUE also has a bank credit agreement due 2000, which permits the borrowing of up to $300 million on a long-term basis, all of which was unused and available at December 31, 1998.
     Additionally, AmerenUE has a lease agreement which provides for the financing of nuclear fuel. At December 31, 1998, the maximum amount that could be financed under the agreement was $120 million. Cash used in financing for 1998 included redemptions under the lease for nuclear fuel of $68 million, offset in part by $16 million of issuances. At December 31, 1998, $67 million was financed under the lease. See Note 5 - Nuclear Fuel Lease under Notes to Consolidated Financial Statements for further information.

DIVIDENDS
     Common stock dividends paid in 1998 resulted in a payout rate of 90% of the Company's net income. Dividends paid to common stockholders in relation to net cash provided by operating activities for the same period were 43%.
     The Board of Directors does not set specific targets or payout parameters for dividend payments; however, the Board considers various issues including the Company's historic earnings and cash flow; projected earnings, cash flow and potential cash flow requirements; dividend payout rates at other utilities; return on investments with similar risk characteristics; and overall business considerations. On February 12, 1999, the Ameren Board of Directors declared a quarterly common stock dividend of 63.5 cents per share, payable March 31, 1999.

RATE MATTERS
     See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for a discussion of rate matters.

ELECTRIC INDUSTRY RESTRUCTURING
     Changes enacted and being considered at the federal and state levels continue to change the structure of the electric industry and utility regulation, as well as encourage increased competition. At the federal level, the Energy Policy Act of 1992 reduced various restrictions on the operation and ownership of independent power producers and gave the FERC the authority to order electric utilities to provide transmission access to third parties.
     In April 1996, the FERC issued Order 888 and Order 889, which are intended to promote competition in the wholesale electric market. The FERC requires transmission-owning public utilities, such as AmerenUE and AmerenCIPS, to provide transmission access and service to others in a manner similar and comparable to that which the utilities have by virtue of ownership. Order 888 requires that a single tariff be used by the utility in providing transmission service. Order 888 also provides for the recovery of stranded costs, under certain conditions, related to the wholesale business.
     Order 889 established the standards of conduct and information requirements that transmission owners must adhere to in doing business under the open access rule. Under Order 889, utilities must obtain transmission service for their own use in the same manner their customers will obtain service, thus mitigating market power through control of transmission facilities. In addition, under Order 889, utilities must separate their merchant function (buying and selling wholesale power) from their transmission and reliability functions.
     The Company believes that Order 888 and Order 889, which relate to its wholesale business, will not have a material adverse effect on its financial condition, results of operations or liquidity.
     In 1998, Ameren's operating subsidiaries joined a group of nine other utility companies which support the formation of the Midwest Independent System Operator (Midwest ISO). An ISO

18     1998 Annual Report
operates, but does not own, transmission systems and maintains system reliability and security while alleviating pricing issues associated with the "pancaking" of rates. The Midwest ISO would be regulated by FERC. The FERC conditionally approved the formation of the Midwest ISO in September 1998, and it is expected to be operational by the year 2001. AmerenUE's membership in the Midwest ISO must be approved by the Missouri Public Service Commission (MoPSC). The Midwest ISO covers eight states and represents portions of 40,000 miles of transmission line and 62,000 megawatts of electric power. Collectively, the member companies serve more than seven million customers.
     In addition, certain states are considering proposals or have adopted legislation that will promote competition at the retail level. In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy in Illinois.
     Major provisions of the Law include the phasing-in through 2002 of retail direct access, which allows customers to choose their electric generation supplier. In addition, the Law includes a 5% rate decrease for residential customers, which became effective in August 1998. The decrease reduced electric revenues by approximately $6 million in 1998 and is expected to reduce electric revenues by approximately $14 million annually thereafter, based on estimated levels of sales and assuming normal weather conditions. In 1998, the Company eliminated its Uniform Fuel Adjustment Clauses (FACs) as allowed by the Law, which the Company expects to benefit shareholders in the future (see Note 1 - Summary of Significant Accounting Policies under Notes to Consolidated Financial Statements for further information). The Law contains a provision allowing for the potential recovery of a portion of strandable costs, which represent costs which would not be recoverable in a restructured environment, through a transition charge collected from customers who choose an alternate electric supplier. In addition, the Law contains a provision requiring a portion of excess earnings (as defined under the Law) for the years 1998 through 2004 to be refunded to customers. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.
     In December 1997, after evaluating the impact of the Law, the Company determined that it was necessary to write-off the generation-related regulatory assets and liabilities of its Illinois retail electric business. This extraordinary charge reduced 1997 earnings $52 million, net of income taxes, or 38 cents per share. The Company has also concluded that its remaining net generation-related assets are not impaired for financial reporting purposes and that no plant writedowns are necessary at this time. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.
     In Missouri, where approximately 72% of the Company's retail electric revenues are derived, a task force appointed by the MoPSC investigated electric industry restructuring and competition. In 1998, the task force issued a report to the MoPSC that addressed many of the restructuring issues, but did not provide a specific recommendation or approach to restructure the industry. In addition, in 1998, the MoPSC staff issued a proposed plan for restructuring Missouri's electric industry. The staff's plan addressed a number of issues of concern if the industry is restructured in Missouri. It also included a proposal for less than full recovery of strandable costs. The staff's plan has not been addressed by the MoPSC. A joint legislative committee is also conducting hearings on these issues. The Company is unable to predict the timing or ultimate outcome of electric industry restructuring in the state of Missouri.
     In summary, the potential negative consequences associated with electric industry restructuring could be significant and could include the impairment and writedown of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expense. The Company is actively taking steps to mitigate these negative consequences. Most importantly, the Company will continue to focus on cost control to ensure that it maintains a competitive cost structure. Also, in Illinois, the Company's actions include strengthening its marketing operations to maintain its current customers and obtain new customers, as well as enhancing its information systems. In Missouri, the Company is actively involved in all major deliberations taking place surrounding electric industry restructuring in an effort to ensure that restructuring legislation, if any, contains an orderly transition and is equitable to the Company's shareholders. The Company is also actively involved in shaping the policies of the Midwest ISO to protect its shareholders' interests. At this time, the Company is unable to predict the ultimate impact of electric industry restructuring on the Company's future financial condition, results of operations or liquidity.

YEAR 2000 ISSUE
     The Year 2000 Issue relates to how dates are stored and used in computer systems, applications, and embedded systems. As the century date change occurs, certain date-sensitive systems need to be able to recognize the year as 2000 and not as 1900. This inability to recognize and properly treat the year as 2000 may cause these systems to process critical financial and operational information incorrectly. The Company's primary concern is the potential for any interruption in providing electric and gas service to customers, as well as the potential inability to process critical financial and operational information on a timely basis, including billing its customers, if appropriate steps are not taken to address this issue. Management has developed a Year 2000 Plan (Plan) and Ameren's Board of Directors has been briefed about the Year 2000 Issue and how it may affect the Company.
     The Company's Plan to resolve the Year 2000 Issue involves three phases: assessment, planning, and implementation/testing. Implementation of the Plan is directly supervised by each area's responsible Vice President. A Year 2000 Project Director coordinates the implementation of the Plan among functional teams who are addressing issues specific to a particular area, such as nuclear and non-nuclear generation facilities, energy management systems,

                                                       Ameren Corporation     19
gas distribution, etc. Ameren has also engaged certain outside consultants, technicians and other external resources to aid in formulating and implementing the Plan.
     The Company has completed its assessment phase, which included analyzing date-sensitive electronic hardware, software applications and embedded systems and has developed a compliance plan to address issues that were identified. Many of the major corporate computer systems at Ameren are relatively new and therefore are either Year 2000 compliant or only require minor modifications. Also, several of the operating hardware and embedded systems (i.e., microprocessor chips) use analog rather than digital technology and thus are unaffected by the two-digit date issue. In addition, the Company has contacted hundreds of vendors and suppliers to verify compliance.
     The Company has also completed its planning phase. Items that have been identified for remediation have been prioritized into groups based on their significance to Company operations. The implementation/testing phase for all components/applications is approximately 45% complete as of December 31, 1998. The Company expects to complete remediation of its significant components/applications by the end of the third quarter 1999.
     With respect to third parties, for areas that interface directly with significant vendors, the Company has inventoried vendors and major suppliers and is currently assessing their Year 2000 readiness through surveys, websites and personal contact. The Company plans to follow up with major suppliers and vendors and verify Year 2000 compliance, where appropriate. The Company has also queried its health insurance providers. To date, the Company is not aware of any problems that would materially impact its financial condition, results of operations or liquidity; however, the Company has no means of ensuring that these parties will be Year 2000 compliant. The inability of those parties to complete their Year 2000 resolution process could materially impact the Company.
     The Company is also addressing the impact of electric power grid problems that may occur outside of its own electric system. The Company has started Year 2000 electric power grid impact planning through the system's various electric interconnection affiliations and is working with the Mid-American Interchange Network (MAIN) to begin planning Year 2000 operational preparedness and restoration scenarios. As of November 30, 1998 (the latest information available), MAIN was 88% complete with its assessment phase, 74% complete with its planning phase and 36% complete with the implementation/testing phase. In addition, the Company provides monthly status reports to the North American Electric Reliability Council (NERC) to assist them in assessing Year 2000 readiness of the regional electric grid. As of November 30, 1998 (the latest information available), NERC was 96% complete with its assessment phase, 82% complete with its planning phase and 44% complete with the implementation/testing phase. Through the Electric Power Research Institute
(EPRI), an industry-wide effort has been established to deal with Year 2000 problems affecting digital systems and equipment used by the nation's electric power companies. Under this effort, participating utilities are working together to assess specific vendors' system problems and test plans. The assessment will be shared by the industry as a whole to facilitate Year 2000 problem solving.
     In addressing the Year 2000 Issue, the Company will incur internal labor costs as well as external consulting and other expenses to prepare for the new century. The Company estimates that its external costs (consulting fees and related costs) for addressing the Year 2000 Issue will range from $10 million to $15 million. As of December 31, 1998, the Company had expended approximately $2.4 million. The Company's plans to complete Year 2000 modifications are based on management's best estimates, which are derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.
     The Company believes that, with appropriate modifications to existing computer systems/components, updates by vendors and trading partners, and conversion to new software and hardware in the ordinary course of business, the Year 2000 Issue will not pose significant operational problems for the Company. However, if such conversions are not completed in a proper and timely manner by all affected parties, the Year 2000 Issue could result in material adverse operational and financial consequences to the Company, and there can be no assurance that the Company's efforts, or those of vendors and trading partners, interconnection affiliates, NERC or EPRI to address the Year 2000 Issue will be successful. The Company is in the process of developing contingency plans to address potential risks, including risks of vendor/trading partners' noncompliance, as well as noncompliance of any of the Company's material operating systems. The first operational contingency plan addressing power grid issues is expected to be completed by the end of the first quarter 1999. Contingency plans related to the business areas are expected to be completed by the end of the second quarter 1999. At this time, the Company is unable to predict the ultimate impact, if any, of the Year 2000 Issue on the Company's financial condition, results of operations or liquidity; however, the impact could be material.

CONTINGENCIES
     See Note 12 - Commitments and Contingencies and Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for material issues existing at December 31, 1998.

MARKET RISK RELATED TO FINANCIAL INSTRUMENTS
AND COMMODITY INSTRUMENTS
     Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates and equity prices. The following discussion of the Company's risk management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the "forward-looking" statements. The Company handles market risks in accordance with established policies, which may include entering into various deriv-


20     1998 Annual Report
ative transactions. In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

INTEREST RATE RISK
     The Company is exposed to market risk through changes in interest rates, principally at its subsidiaries, through its issuance of both long-term and short-term variable-rate debt, fixed-rate debt, commercial paper and auction market preferred stock. The Company manages its interest rate exposure by controlling the amount of these instruments it holds within its total capitalization portfolio and by monitoring the effects of market changes in interest rates.
     If interest rates increase 1% in 1999, as compared to 1998, the Company's interest expense would increase by approximately $6 million and net income would decrease by approximately $4 million. This amount has been determined using the assumptions that the Company's outstanding variable-rate debt, commercial paper and auction market preferred stock as of December 31, 1998, continued to be outstanding throughout 1999, and that the average interest rates for these instruments increased 1% over 1998. The model does not consider the effects of the reduced level of overall economic activity that would exist in such an environment. In the event of a significant change in interest rates, management would likely take actions to further mitigate its exposure to this market risk. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in the Company's financial structure.

Commodity Price Risk
     The Company is exposed to changes in market prices for natural gas and fuel and purchased power. With regard to its natural gas utility business, the Company's exposure to changing market prices is in large part mitigated by the fact that the Company has a Purchased Gas Adjustment Clause (PGA) in place in both its Missouri and Illinois jurisdictions. The PGA allows the Company to pass on to its customers its prudently incurred costs of natural gas. With approval of the MoPSC, AmerenUE is participating in an experimental program to control the volatility of gas prices paid by its Missouri customers in the winter months through the purchase of financial instruments.
     Since the Company does not have a provision similar to the PGA for its electric operations, the Company has entered into several long-term contracts with various suppliers to purchase coal and nuclear fuel to manage its exposure to fluctuating fuel prices (see Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). With regard to the Company's exposure to commodity risk for purchased power, the Company has established a subsidiary, AmerenEnergy, Inc., whose primary responsibility includes managing market risks associated with the changing market prices for purchased power for the Company's operating subsidiaries, AmerenUE and AmerenCIPS.
     AmerenEnergy utilizes several techniques to mitigate its market risk for purchased power, including utilizing derivative financial instruments. A derivative is a contract whose value is dependent on or derived from the value of some underlying asset. The derivative financial instruments that AmerenEnergy is allowed to utilize (which include forward contracts and futures contracts) are dictated by a risk management policy, which has been reviewed with the Auditing Committee of Ameren's Board of Directors. Compliance with the risk management policy is the responsibility of a risk management steering committee, consisting of Company officers and an independent risk management officer at AmerenEnergy.
     As of December 31, 1998, the fair value of derivative financial instruments exposed to commodity price risk was immaterial. The Company expects an increase in the derivative financial instruments used to manage risk in 1999 due to expected growth at AmerenEnergy.

Equity Price Risk
     The Company maintains trust funds, as required by the Nuclear Regulatory Commission and Missouri and Illinois state laws, to fund certain costs of nuclear decommissioning (see Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for further information). As of December 31, 1998, these funds were invested primarily in domestic equity securities, fixed-rate, fixed-income securities, and cash and cash equivalents. By maintaining a portfolio that includes long-term equity investments, the Company is seeking to maximize the returns to be utilized to fund nuclear decommissioning costs. However, the equity securities included in the Company's portfolio are exposed to price fluctuations in equity markets, and the fixed-rate, fixed-income securities are exposed to changes in interest rates. The Company actively monitors its portfolio by benchmarking the performance of its investments against certain indices and by maintaining, and periodically reviewing, established target allocation percentages of the assets of its trusts to various investment options. The Company's exposure to equity price market risk is in large part mitigated due to the fact that the Company is currently allowed to recover its decommissioning costs in its rates.

ACCOUNTING MATTERS
     In its November 1998 meeting, the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) reached a consensus on EITF Issue 98-10, "Accounting for Energy Trading and Risk Management Activities." EITF 98-10 provides guidance on the accounting for energy contracts entered into for the purchase or sale of electricity, natural gas, capacity and transportation. The EITF reached a consensus in EITF 98-10 that sales and purchase activities being performed need to be classified as either trading or non-trading. Furthermore, transactions that are determined to be trading activities would be recognized on the balance sheet measured at fair value, with gains and losses included in earnings. EITF 98-10 includes factors or indicators to consider

                                                       Ameren Corporation     21
when determining if a transaction is a trading or non-trading activity. EITF 98-10 will be effective beginning in 1999. Currently, AmerenEnergy enters into contracts for the sale and purchase of energy on behalf of AmerenUE and AmerenCIPS. These transactions are considered non-trading activities and are accounted for using the accrual or settlement method, which represents industry practice. Should any of AmerenEnergy's future activities be considered trading activities based on the indicators provided in EITF 98-10, a change in accounting practice would be required. EITF 98-10 is not expected to have a material impact on the Company's financial position or results of operations upon adoption. Many of the provisions of EITF 98-10 will likely be superceded by Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" (see below).
     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives on the balance sheet measured at fair value. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Earlier application is encouraged. SFAS 133 cannot be applied retroactively. At this time, the Company is unable to determine the impact of SFAS 133 on its financial position or results of operations upon adoption.
     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Under SOP 98-1, certain costs, which are currently expensed by the Company, may be capitalized and amortized over some future period. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. SOP 98-1 is not expected to have a material impact on the Company's financial position or results of operations upon adoption.

EFFECTS OF INFLATION AND CHANGING PRICES
     The Company's rates for retail electric and gas service are regulated by the MoPSC and the Illinois Commerce Commission. Non-retail electric rates are regulated by the FERC.
     The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical costs through depreciation might not be adequate to replace plants in future years. Regulatory practice has been modified for the Company's generation portion of its business in its Illinois jurisdiction, and may be modified in the future for the Company's Missouri jurisdiction (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In addition, the impact on common stockholders is mitigated to the extent depreciable property is financed with debt that is repaid with dollars of less purchasing power.
     In the Illinois retail jurisdiction, the cost of fuel for electric generation, which was previously reflected in billings to customers through fuel adjustment clauses, has been added to base rates as provided for in the Law (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In the Missouri retail jurisdiction, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through a fuel adjustment clause. In Illinois and Missouri, changes in gas costs are generally reflected in billings to customers through purchased gas adjustment clauses.
     Inflation continues to be a factor affecting operations, earnings, stockholders' equity and financial performance.

SAFE HARBOR STATEMENT
     Statements made in this annual report to stockholders which are not based on historical facts, are forward-looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance and the Year 2000 Issue. In connection with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. Factors include, but are not limited to, the effects of regulatory actions; changes in laws and other governmental actions; competition; future market prices for fuel and purchased power, electricity, and natural gas, including the use of financial instruments; average rates for electricity in the midwest; business and economic conditions; interest rates; weather conditions; fuel prices and availability; generation plant performance; monetary and fiscal policies; future wages and employee benefits costs; and legal and administrative proceedings.


22    1998 Annual Report

CONSOLIDATED STATEMENT OF INCOME


Thousands of Dollars, Except Share and Per Share Amounts  Year ended December 31,  1998             1997             1996
-------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Electric                                                                $   3,094,211    $   3,064,177    $   3,061,856
  Gas                                                                           216,681          249,815          254,412
  Other                                                                           7,316           12,551           12,153
                                                                          -----------------------------------------------
     TOTAL OPERATING REVENUES                                                 3,318,208        3,326,543        3,328,421
                                                                          -----------------------------------------------
OPERATING EXPENSES:
  Operations
   Fuel and purchased power                                                     780,123          836,445          880,204
   Gas                                                                          118,846          160,679          160,776
   Other                                                                        647,157          585,214          543,998
                                                                          -----------------------------------------------
                                                                              1,546,126        1,582,338        1,584,978
                                                                          -----------------------------------------------
  Maintenance                                                                   312,011          310,241          302,203
  Depreciation and amortization                                                 348,403          346,000          339,276
  Income taxes                                                                  267,673          234,179          253,005
  Other taxes                                                                   272,774          271,711          273,034
                                                                          -----------------------------------------------
     TOTAL OPERATING EXPENSES                                                 2,746,987        2,744,469        2,752,496
                                                                          -----------------------------------------------

OPERATING INCOME                                                                571,221          582,074          575,925
                                                                          -----------------------------------------------

OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                             5,001            5,244            6,870
  Miscellaneous, net                                                             (2,609)         (10,344)         (21,229)
                                                                          -----------------------------------------------
     TOTAL OTHER INCOME AND (DEDUCTIONS)                                          2,392           (5,100)         (14,359)
                                                                          -----------------------------------------------

INCOME BEFORE INTEREST CHARGES AND PREFERRED DIVIDENDS                          573,613          576,974          561,566
                                                                          -----------------------------------------------

INTEREST CHARGES AND PREFERRED DIVIDENDS:
  Interest                                                                      181,580          185,368          180,402
  Allowance for borrowed funds used during construction                          (7,026)          (7,462)          (7,490)
  Preferred dividends of subsidiaries                                            12,562           12,532           16,970
                                                                          -----------------------------------------------
     NET INTEREST CHARGES AND PREFERRED DIVIDENDS                               187,116          190,438          189,882
                                                                          -----------------------------------------------

INCOME BEFORE EXTRAORDINARY CHARGE                                              386,497          386,536          371,684

EXTRAORDINARY CHARGE, NET OF INCOME TAXES (NOTE 2)                                 --            (51,820)            --
                                                                          -----------------------------------------------

NET INCOME                                                                $     386,497    $     334,716    $     371,684
                                                                          ===============================================
EARNINGS PER COMMON SHARE - BASIC AND DILUTED
  (BASED ON AVERAGE SHARES OUTSTANDING)
  Income before extraordinary charge                                      $        2.82    $        2.82    $        2.71
  Extraordinary charge                                                             --               (.38)            --
                                                                          -----------------------------------------------
  NET INCOME                                                              $        2.82    $        2.44    $        2.71
                                                                          ===============================================

AVERAGE COMMON SHARES OUTSTANDING                                           137,215,462      137,215,462      137,215,462


See Notes to Consolidated Financial Statements.

                                                       Ameren Corporation     23

CONSOLIDATED BALANCE SHEET


Thousands of Dollars                                            December 31,           1998           1997
----------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY AND PLANT, AT ORIGINAL COST:
  Electric                                                                      $11,761,306    $11,522,730
  Gas                                                                               469,216        447,458
  Other                                                                              44,646         36,023
                                                                                --------------------------
                                                                                 12,275,168     12,006,211
  Less accumulated depreciation and amortization                                  5,602,816      5,285,434
                                                                                --------------------------
                                                                                  6,672,352      6,720,777

  Construction work in progress:
   Nuclear fuel in process                                                          108,294        134,804
   Other                                                                            147,393        131,504
                                                                                --------------------------
     TOTAL PROPERTY AND PLANT, NET                                                6,928,039      6,987,085
                                                                                --------------------------

INVESTMENTS AND OTHER ASSETS:
  Investments                                                                        86,694         97,188
  Nuclear decommissioning trust fund                                                161,877        122,438
  Other                                                                              78,091         64,915
                                                                                --------------------------
     TOTAL INVESTMENTS AND OTHER ASSETS                                             326,662        284,541
                                                                                --------------------------

CURRENT ASSETS:
  Cash and cash equivalents                                                          76,863         42,425
  Accounts receivable - trade (less allowance for doubtful
   accounts of $8,393 and $4,845, respectively)                                     198,193        266,306
  Unbilled revenue                                                                  150,481        102,864
  Other accounts and notes receivable                                                76,919         49,765
  Materials and supplies, at average cost:
   Fossil fuel                                                                      112,908         93,431
   Other                                                                            132,884        134,152
  Other                                                                              22,912         22,273
                                                                                --------------------------
     TOTAL CURRENT ASSETS                                                           771,160        711,216
                                                                                --------------------------

REGULATORY ASSETS:
  Deferred income taxes                                                             633,529        639,792
  Other                                                                             188,049        204,913
                                                                                --------------------------
     TOTAL REGULATORY ASSETS                                                        821,578        844,705
                                                                                --------------------------

TOTAL ASSETS                                                                    $ 8,847,439    $ 8,827,547
                                                                                ==========================




See Notes to Consolidated Financial Statements.

24    1998 Annual Report


Thousands of Dollars, Except Share and Per Share Amounts        December 31,          1998            1997
----------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES
CAPITALIZATION:
  Common stock, $.01 par value, 400,000,000 shares
     authorized - 137,215,462 shares outstanding (Note 6)                      $     1,372     $     1,372
  Other paid-in capital, principally premium on common stock                     1,582,548       1,582,938
  Retained earnings (see accompanying statement)                                 1,472,200       1,434,658
                                                                               ---------------------------
   Total common stockholders' equity                                             3,056,120       3,018,968
  Preferred stock not subject to mandatory redemption (Note 6)                     235,197         235,197
  Long-term debt (Note 8)                                                        2,289,424       2,506,068
                                                                               ---------------------------
   TOTAL CAPITALIZATION                                                          5,580,741       5,760,233
                                                                               ---------------------------


MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                         3,534           3,534
                                                                               ---------------------------


CURRENT LIABILITIES:
  Current maturity of long-term debt                                               201,713          52,241
  Short-term debt                                                                   58,528          86,266
  Accounts and wages payable                                                       297,185         293,391
  Accumulated deferred income taxes                                                 66,299          56,094
  Taxes accrued                                                                    114,106         110,566
  Other                                                                            216,889         168,727
                                                                               ---------------------------
   TOTAL CURRENT LIABILITIES                                                       954,720         767,285
                                                                               ---------------------------


Commitments and Contingencies (Notes 2, 12 and 13)
Accumulated Deferred Income Taxes                                                1,521,417       1,536,696
Accumulated Deferred Investment Tax Credits                                        178,832         190,260
Regulatory Liability                                                               198,937         224,225
Other Deferred Credits and Liabilities                                             409,258         345,314
                                                                               ---------------------------

TOTAL CAPITAL AND LIABILITIES                                                  $ 8,847,439     $ 8,827,547
                                                                               ===========================


See Notes to Consolidated Financial Statements.

                                                       Ameren Corporation     25

CONSOLIDATED STATEMENT OF CASH FLOWS


Thousands of Dollars                     Year ended December 31,       1998           1997          1996
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
  Income before extraordinary charge                                $386,497      $386,536      $ 371,684
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                     338,488       340,079        333,565
   Amortization of nuclear fuel                                       36,855        37,126         37,792
   Allowance for funds used during construction                      (12,027)      (12,706)       (14,360)
   Deferred income taxes, net                                        (24,849)      (24,499)        12,665
   Deferred investment tax credits, net                              (11,428)      (18,967)        (9,531)
   Changes in assets and liabilities:
     Receivables, net                                                 (6,658)       11,476        (25,468)
     Materials and supplies                                          (18,209)       16,523          2,376
     Accounts and wages payable                                        3,794        (3,626)         7,302
     Taxes accrued                                                     3,540        45,321          6,259
     Other                                                           107,241       (68,820)        60,160
                                                                   --------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            803,244        708,443       782,444
                                                                   --------------------------------------
CASH FLOWS FROM INVESTING:
  Construction expenditures                                         (324,905)     (380,593)      (435,904)
  Allowance for funds used during construction                        12,027        12,706         14,360
  Nuclear fuel expenditures                                          (20,432)      (35,432)       (51,176)
  Other                                                               10,494        16,122         (7,784)
                                                                   --------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                               (322,816)     (387,197)      (480,504)
                                                                   --------------------------------------
CASH FLOWS FROM FINANCING:
  Dividends on common stock                                         (348,527)     (331,282)      (326,855)
  Redemptions -
   Nuclear fuel lease                                                (67,720)      (28,292)       (34,819)
   Short-term debt                                                   (27,738)            -        (18,300)
   Long-term debt                                                   (273,444)     (123,444)       (35,000)
   Preferred stock                                                         _       (63,924)           (26)
  Issuances -
   Nuclear fuel lease                                                 16,439        40,337         43,884
   Short-term debt                                                         _        17,198          9,847
   Long-term debt                                                    255,000       187,000         65,194
                                                                   --------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                               (445,990)     (302,407)      (296,075)
                                                                   --------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               34,438        18,839          5,865
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        42,425        23,586         17,721
                                                                   --------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  76,863     $  42,425       $ 23,586
                                                                   ======================================

Cash paid during the periods:
  Interest (net of amount capitalized)                              $175,168      $162,459       $167,433
  Income taxes                                                      $291,291      $242,222       $248,096

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION:
An extraordinary charge to earnings was recorded in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes. See Note 2 Regulatory Matters under Notes to Consolidated Financial Statements for further information.

See Notes to Consolidated Financial Statements.

26     1998 Annual Report

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Thousands of Dollars                     Year ended December 31,        1998          1997            1996
----------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                     $1,434,658    $1,431,295     $1,385,629
   Add:
      Net income                                                      386,497       334,716        371,684
   Deduct:
      Common stock cash dividends                                     348,955       331,353        326,018
                                                                   ---------------------------------------
BALANCE AT CLOSE OF PERIOD                                         $1,472,200    $1,434,658     $1,431,295
                                                                   =======================================



SELECTED QUARTERLY INFORMATION
(Unaudited)

Thousands of Dollars, Except per Share Amounts
---------------------------------------------------------------------------------------------------------
QUARTER ENDED                                  Operating    Operating     Net Income      Earnings (Loss)
                                                Revenues       Income          (Loss)    Per Common Share

MARCH 31, 1998 (A)                           $   700,810    $  90,432      $  39,927               $  .29
March 31, 1997 (a)                               759,663       95,461         44,977                  .33
                                             ------------------------------------------------------------
JUNE 30, 1998 (B)                                821,777      128,158         83,632                  .61
June 30, 1997 (b)                                791,821      132,492         79,686                  .58
                                             ------------------------------------------------------------

SEPTEMBER 30, 1998 (C)                         1,117,118      283,652        236,657                 1.73
September 30, 1997                             1,043,137      269,093        215,423                 1.57
                                             ------------------------------------------------------------

DECEMBER 31, 1998                                678,503       68,979         26,281                  .19
December 31, 1997 (d)                            731,922       85,028         (5,370)                (.04)
                                             ============================================================



(a) The first quarter of 1998 and 1997 included credits to Missouri electric customers which reduced net income approximately $6 million, or 4 cents per share, and $7 million, or 5 cents per share, respectively.

(b) The second quarter of 1998 and 1997 included credits to Missouri electric customers which reduced net income approximately $18 million, or 14 cents per share, and $4 million, or 3 cents per share, respectively. Callaway Plant refueling expenses, which decreased net income approximately $18 million, or 13 cents per share, were included in the second quarter of 1998.

(c) The third quarter of 1998 included a nonrecurring charge related to the targeted separation plan which reduced net income $15 million, or 11 cents per share. See Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information.

(d) The fourth quarter of 1997 included a net reversal of merger-related expenses of $17 million, or 13 cents per share. The fourth quarter of 1997 also included an extraordinary charge of $52 million, net of income taxes, or 38 cents per share (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

Other changes in quarterly earnings are due to the effect of weather on sales and other factors that are characteristic of public utility operations.

See Notes to Consolidated Financial Statements.


                                                       Ameren Corporation     27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
   Ameren Corporation (Ameren) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming wholly-owned subsidiaries of Ameren (the Merger). The accompanying consolidated financial statements (the financial statements) reflect the accounting for the Merger as a pooling of interests and are presented as if the companies were combined as of the earliest period presented. However, the financial information is not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of future results of operations, financial position or cash flows. The outstanding preferred shares of AmerenUE and AmerenCIPS were not affected by the Merger.
   The accompanying financial statements include the accounts of Ameren and its consolidated subsidiaries (collectively the Company). All subsidiaries for which the Company owns directly or indirectly more than 50% of the voting stock are included as consolidated subsidiaries. Ameren's primary operating companies, AmerenUE and AmerenCIPS, are engaged principally in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. The operating companies serve 1.5 million electric and 300,000 natural gas customers in a 44,500-square-mile area of Missouri and Illinois. The Company's non-regulated subsidiaries include CIC, an investing subsidiary, and AmerenEnergy, Inc., an energy marketing subsidiary. The Company also has a 60% interest in Electric Energy, Inc. (EEI). EEI owns and operates an electric generation and transmission facility in Illinois that supplies electric power primarily to a uranium enrichment plant located in Paducah, Kentucky. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

Regulation
   Ameren is subject to regulation by the Securities and Exchange Commission
(SEC). AmerenUE is also regulated by the Missouri Public Service Commission (MoPSC), the Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission (FERC). AmerenCIPS is also regulated by the ICC and the FERC. The accounting policies of the Company conform to generally accepted accounting principles (GAAP). See Note 2 - Regulatory Matters for further information.

Property and Plant
   The cost of additions to, and betterments of, units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads. An allowance for funds used during construction is also added for the Company's regulated assets, and interest during construction is added for non-regulated assets. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage value, are charged to accumulated depreciation.

Depreciation
   Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1998, 1997 and 1996 was approximately 3% of the average depreciable cost.

Fuel and Gas Costs
   In the Missouri and Illinois retail electric jurisdictions, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through fuel adjustment clauses (see Note 2 - Regulatory Matters for further information). In 1997 and 1996, changes in fuel costs were generally reflected in billings to electric customers through the fuel adjustment clauses. In the Illinois and Missouri retail gas jurisdictions, changes in gas costs are generally reflected in billings to gas customers through purchased gas adjustment clauses.

Nuclear Fuel
   The cost of nuclear fuel is amortized to fuel expense on a unit-of-production basis. Spent fuel disposal cost is charged to expense based on kilowatthours sold.

Cash and Cash Equivalents
   Cash and cash equivalents include cash on hand and temporary investments purchased with an original maturity of three months or less.

Income Taxes
   The Company and its subsidiaries file a consolidated federal tax return. Deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates.
   Investment tax credits utilized in prior years were deferred and are being amortized over the useful lives of the related properties.

Allowance for Funds Used During Construction
   Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's construction program are capitalized as a cost of construction. AFC does not represent a current source of cash funds. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.
   Under accepted ratemaking practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates. The AFC ranges of rates used were 6% - 9% during 1998, and 8% - 9% during 1997 and 1996.

Unamortized Debt Discount, Premium and Expense
   Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues.

Revenue
   The Company accrues an estimate of electric and gas revenues for service rendered but unbilled at the end of each accounting period.

28   1998 Annual Report

Evaluation of Assets for Impairment
   Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" prescribes general standards for the recognition and measurement of impairment losses. The Company determines if long-lived assets are impaired by comparing their undiscounted expected future cash flows to their carrying amount. An impairment loss is recognized if the undiscounted expected future cash flows are less than the carrying amount of the asset. SFAS 121 also requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings (see Note 2 - Regulatory Matters for further information). As of December 31, 1998, no impairment was identified.

Stock Compensation Plans
   The Company applies Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees" in accounting for its plans.

Earnings Per Share
   The Company's calculation of basic and diluted earnings per share resulted in the same earnings per share amounts for each of the years 1998, 1997 and 1996. The reconciling item in each of the years is comprised of assumed stock option conversions which increased the number of shares outstanding in the diluted earnings per share calculation by 29,787 shares, 7,318 shares and 12,879 shares in 1998, 1997 and 1996, respectively.

Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions may affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications
   Certain reclassifications have been made to prior-years financial statements to conform with 1998 reporting.


NOTE 2
REGULATORY MATTERS
   In July 1995, the MoPSC approved an agreement establishing contractual obligations involving the Company's Missouri retail electric rates. Included was a three-year experimental alternative regulation plan that ran from July 1, 1995, through June 30, 1998, which provided that earnings in those years in excess of a 12.61% regulatory return on equity (ROE) be shared equally between customers and stockholders, and earnings above a 14% ROE be credited to customers. The formula for computing the credit used twelve-month results ending June 30, rather than calendar year earnings. In 1996, the Company recorded a $47 million credit for the first year of the plan. This credit reduced earnings $28 million, or 20 cents per share. During 1997, the Company recorded a $20 million credit for the second year of the plan, which reduced earnings $11 million, or 8 cents per share. In 1998, the Company recorded an estimated $43 million credit for the final year of the plan, which reduced earnings $24 million, or 18 cents per share. In November 1998, the MoPSC staff proposed preliminary adjustments to the Company's estimated credit. The credit for the final year of the plan will be subject to regulatory proceedings. The Company expects that the regulatory proceedings will be completed in 1999. The staff's proposed adjustments, if ultimately accepted, could increase the Company's estimated credit up to $10 million.
   Included in the joint agreement approved by the MoPSC in its February 1997 order authorizing the Merger, was a new three-year experimental alternative regulation plan that will run from July 1, 1998, through June 30, 2001. Like the original plan, the new plan requires that earnings over a 12.61% ROE up to a 14% ROE will be shared equally between customers and shareholders. The new three-year plan will also return to customers 90% of all earnings above a 14% ROE up to a 16% ROE. Earnings above a 16% ROE will be credited entirely to customers. In addition, the joint agreement provides for a Missouri electric rate decrease, retroactive to September 1, 1998, based on the weather-adjusted average annual credits to customers under the original experimental alternative regulation plan. The Company estimates that its Missouri electric rate decrease should approximate $15 million to $20 million on an annualized basis. However, the MoPSC staff has proposed adjustments to the Company's estimate based upon their methodology of calculating the weather-adjusted credits. In addition, the results of the regulatory proceedings associated with the final year of the original experimental alternative regulation plan will impact the final Missouri electric rate decrease as well. The Company expects that the regulatory proceedings associated with determining the Missouri electric rate decrease will be completed in 1999. The staff's proposed adjustments, if ultimately accepted, could increase the Company's proposed Missouri electric rate decrease by $15 million to $20 million.
   In December 1997, the MoPSC approved a $12 million annual rate increase for natural gas service in AmerenUE's Missouri jurisdiction. The rate increase became effective in February 1998.
   In June 1998, AmerenUE and AmerenCIPS filed requests with the ICC to increase rates for natural gas service in the Illinois jurisdiction. In February 1999, the ICC approved a $9 million annual rate increase. The rate increase became effective in February 1999.
   In 1998, Ameren's operating subsidiaries joined a group of nine other utility companies which support the formation of the Midwest Independent System Operator (Midwest ISO). An ISO operates, but does not own, transmission systems and maintains system reliability and security while alleviating pricing issues associated with the "pancaking" of rates. The Midwest ISO would be regulated by FERC. The FERC conditionally approved the Midwest ISO in September 1998, and it is expected to be operational by the year 2001. AmerenUE's membership in the Midwest ISO must be approved by the MoPSC. The Midwest ISO covers eight states and represents portions of 40,000 miles of transmission line and 62,000 megawatts of electric power. Collectively, the member companies serve more than seven million customers.
   In addition, certain states are considering proposals or have adopted legislation that will promote competition at the retail level. In December 1997, the Governor of Illinois signed the Electric

                                                           Ameren Corporation 29

Service Customer Choice and Rate Relief Law of 1997 (the Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy in Illinois.
     Under the Law, retail direct access, which allows customers to choose their electric generation supplier, will be phased in over several years. Access for commercial and industrial customers will occur over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002.
     The Law includes a 5% residential electric rate decrease for the Company's Illinois electric customers, effective August 1, 1998. This rate decrease reduced electric revenues approximately $6 million in 1998 and is expected to decrease electric revenues $14 million annually thereafter, based on estimated levels of sales and assuming normal weather conditions. The Company may be subject to additional 5% residential electric rate decreases in each of 2000 and 2002, to the extent its rates exceed the midwest utility average at that time. The Company's rates are currently below the midwest utility average.
     As a result of the Law, AmerenUE and AmerenCIPS filed proposals with the ICC to eliminate the electric fuel adjustment clause for Illinois retail customers, thereby including a historical level of fuel costs in base rates. The ICC approved AmerenCIPS' and AmerenUE's filings in March and April 1998, respectively.
     The Law contains a provision requiring one-half of excess earnings from the Illinois regulated jurisdiction for the years 1998 through 2004 to be refunded to Ameren's Illinois customers. Excess earnings are defined as the excess of the two-year average annual rate of return on common equity over the two-year average of the average monthly yields of the 30-year U.S. Treasury bonds, plus prescribed percentages ranging from 5.5% to 6.5%. Filings must be made with the ICC on or before March 31 of each year 2000 through 2005. At this time, the Company is unable to determine the impact of this provision on its future financial condition, results of operations or liquidity.
     Other provisions of the Law include (1) potential recovery of a portion of strandable costs, which represent costs which would not be recoverable in a restructured environment, through a transition charge collected from customers who choose another electric supplier; (2) a mechanism to securitize certain future revenues; (3) a requirement to file a delivery service tariff in March 1999 for customers who choose alternative suppliers; and (4) a provision relieving the Company of the requirement to file electric rate cases or alternative regulatory plans in Illinois following the consummation of the Merger to reflect the effects of net merger savings.
     The Company's accounting policies and financial statements conform to GAAP applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues. For example, SFAS 71 allows the Company to record certain assets and liabilities (regulatory assets and regulatory liabilities) which are expected to be recovered or settled in future rates and would not be recorded under GAAP for non-regulated entities. In addition, reporting under SFAS 71 allows companies whose service obligations and prices are regulated to maintain assets on their balance sheets representing costs they reasonably expect to recover from customers, through inclusion of such costs in future rates. SFAS 101, "Accounting for the Discontinuance of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuance of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the portion of the business that no longer meets the SFAS 71 criteria. The Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) has concluded that application of SFAS 71 accounting should be discontinued once sufficiently detailed deregulation legislation is issued for a separable portion of a business for which a plan of deregulation has been established. However, the EITF further concluded that regulatory assets associated with the deregulated portion of the business, which will be recovered through tariffs charged to customers of a regulated portion of the business, should be associated with the regulated portion of the business from which future cash recovery is expected (not the portion of the business from which the costs originated), and can therefore continue to be carried on the regulated entity's balance sheet to the extent such assets are recovered. In addition, SFAS 121 establishes accounting standards for the impairment of long-lived assets.
     Due to the enactment of the Law, prices for the retail supply of electric generation are expected to transition from cost-based, regulated rates to rates determined in large part by competitive market forces in the state of Illinois. As a result, the Company discontinued application of SFAS 71 for the Illinois retail portion of its generating business (i.e., the portion of the Company's business related to the supply of electric energy in Illinois) in the fourth quarter of 1997. The Company evaluated the impact of the Law on the future recoverability of its regulatory assets and liabilities related to the generation portion of its business and determined that it was not probable that such assets and liabilities would be recovered through the cash flows from the regulated portion of its business. Accordingly, the Company's generation-related regulatory assets and liabilities of its Illinois retail electric business were written off in the fourth quarter of 1997, resulting in an extraordinary charge to earnings of $52 million, net of income taxes, or 38 cents per share. These regulatory assets and liabilities included previously incurred costs originally expected to be collected/refunded in future revenues, such as fuel contract restructuring costs, deferred charges related to a generating plant, costs associated with an abandoned scrubber at a fossil plant, and income tax-related regulatory assets and liabilities. In addition, the Company has evaluated whether the recoverability of the costs associated with its remaining net generation-related assets has been impaired as defined under SFAS 121. The Company has concluded that impairment, as defined under SFAS 121, does not exist and that no plant writedowns are necessary at this time. At December 31, 1998, the Company's net investment in generation


30     1998 Annual Report
facilities related to its Illinois retail jurisdiction approximated $841 million and was included in electric plant in-service on the Company's consolidated balance sheet.
     The provisions of the Law could also result in lower revenues, reduced profit margins and increased costs of capital and operations expense. At this time, the Company is unable to determine the impact of the Law on the Company's future financial condition, results of operations or liquidity.
     In Missouri, where approximately 72% of the Company's retail electric revenues are derived, a task force appointed by the MoPSC investigated electric industry restructuring and competition. In 1998, the task force issued a report to the MoPSC that addressed many of the restructuring issues, but did not provide a specific recommendation or approach to restructure the industry. In addition, in 1998, the MoPSC staff issued a proposed plan for restructuring Missouri's electric industry. The staff's plan addressed a number of issues of concern if the industry is restructured in Missouri. It also included a proposal for less than full recovery of strandable costs. The staff's plan has not been addressed by the MoPSC. A joint legislative committee is also conducting hearings on these issues.
     The Company is unable to predict the timing or ultimate outcome of electric industry restructuring in the state of Missouri, as well as the impact of potential electric industry restructuring matters on the Company's future financial condition, results of operations or liquidity. The potential negative consequences of electric industry restructuring could be significant and include the impairment and writedown of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expense. At December 31, 1998, the Company's net investment in generation facilities related to its Missouri jurisdiction approximated $2.5 billion and was included in electric plant in-service on the Company's balance sheet. In addition, at December 31, 1998, the Company's Missouri net generation-related regulatory assets approximated $464 million.
     In accordance with SFAS 71, the Company has deferred certain costs pursuant to actions of its regulators, and is currently recovering such costs in electric rates charged to customers.
     At December 31, the Company had recorded the following regulatory assets and regulatory liability:

In Millions                                     1998    1997
------------------------------------------------------------
REGULATORY ASSETS:
  Income taxes                                  $634    $640
  Callaway costs                                  95      99
  Unamortized loss on reacquired debt             33      32
  Merger costs                                    24      28
  Other                                           36      46
                                                ------------
Regulatory Assets                               $822    $845
                                                ============

REGULATORY LIABILITY:
  Income taxes                                  $199    $224
                                                ------------
Regulatory Liability                            $199    $224
                                                ============


Income Taxes: See Note 9 - Income Taxes.

Callaway Costs: Represents Callaway Nuclear Plant operations and maintenance expenses, property taxes and carrying costs incurred between the plant in-service date and the date the plant was reflected in rates. These costs are being amortized over the remaining life of the plant (through 2024).

Unamortized Loss on Reacquired Debt: Represents losses related to refunded debt. These amounts are being amortized over the lives of the related new debt issues or the remaining lives of the old debt issues if no new debt was issued. Merger Costs: Represents the portion of merger-related expenses applicable to the Missouri retail jurisdiction. These costs are being amortized within 10 years, based on a MoPSC order.
     The Company continually assesses the recoverability of its regulatory assets. Under current accounting standards, regulatory assets are written off to earnings when it is no longer probable that such amounts will be recovered through future revenues. However, as noted in the above paragraphs, electric industry restructuring legislation may impact the recoverability of regulatory assets in the future.
     In April 1996, the FERC issued Order 888 and Order 889 related to the industry's wholesale electric business. In January 1998, the Company filed a combined open access tariff that conforms to the FERC's orders.

NOTE 3
TARGETED SEPARATION PLAN
     In July 1998, the Company offered separation packages to employees whose positions were eliminated through a targeted separation plan (TSP). During the third quarter of 1998, a nonrecurring, pre-tax charge of $25 million was recorded, which reduced earnings $15 million, or 11 cents per share. This represented costs incurred to implement the TSP. The remaining liability associated with the TSP at December 31, 1998 was $14 million.

NOTE 4
CONCENTRATION OF RISK
Market Risk
     The Company engages in price risk management activities related to electricity and natural gas. In addition to buying and selling these commodities, the Company uses derivative financial instruments to manage market risks and reduce exposure resulting from fluctuations in interest rates and the prices of electricity and natural gas. Derivative instruments used include futures and forward contracts. The use of these types of contracts allows the Company to manage and hedge its contractual commitments and reduce exposure related to the volatility of commodity market prices.

Credit Risk
     Credit risk represents the accounting loss that would be recognized if counterparties fail to perform as contracted. New York Mercantile Exchange (NYMEX) traded futures contracts are guaranteed by NYMEX and have nominal credit risk. On all other transactions, the Company is exposed to credit risk in the event of nonperformance by the counterparties in the transaction.


                                                       Ameren Corporation     31

     The Company's financial instruments subject to credit risk consist primarily of trade accounts receivable and forward contracts. The risk associated with trade receivables is mitigated by the large number of customers in a broad range of industry groups comprising the Company's customer base. The Company's revenues are primarily derived from sales of electricity and natural gas to customers in Missouri and Illinois. For each counterparty in forward contracts, the Company analyzes the counterparty's financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis.

NOTE 5
NUCLEAR FUEL LEASE
     The Company has a lease agreement that provides for the financing of nuclear fuel. At December 31, 1998, the maximum amount that could be financed under the agreement was $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.
     The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway Nuclear Plant. The Company reimbursed the lessor $23 million in 1998, $31 million during 1997 and $37 million during 1996.
     The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. During 1998, the total interest charges under the lease were $5 million. In both 1997 and 1996, the total interest charges under the lease were $6 million. Interest charges for these years were based on average interest rates of approximately 6%. Interest charges of $3 million were capitalized in each respective year.

NOTE 6
SHAREHOLDER RIGHTS PLAN AND
Preferred Stock of Subsidiaries
     In October 1998, the Company's Board of Directors approved a share purchase rights plan designed to assure shareholders of fair and equal treatment in the event of a proposed takeover. The rights will be exercisable only if a person or group acquires 15% or more of Ameren's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each right will entitle the holder to purchase one one-hundredth of a newly issued preferred stock at an exercise price of $180. If a person or group acquires 15% or more of Ameren's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of Ameren's common shares having a market value of twice such price. In addition, if Ameren is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company's outstanding common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person or group will not be entitled to exercise these rights. The SEC approved the plan under PUHCA in December 1998. The rights were issued as a dividend payable January 8, 1999, to shareholders of record on that date; these rights expire in 2008. One right will accompany each new share of Ameren common stock issued prior to such expiration date.
     At December 31, 1998 and 1997, AmerenUE and AmerenCIPS had 25 million shares and 4.6 million shares respectively, of authorized preferred stock.
     Outstanding preferred stock is entitled to cumulative dividends and is redeemable at the prices shown in the following table:

PREFERRED STOCK OUTSTANDING NOT SUBJECT TO MANDATORY REDEMPTION:

                                    Redemption Price         December 31,
In Millions                           (per share)           1998     1997
-------------------------------------------------------------------------
Without par value and stated
  value of $100 per share --
  $7.64 Series   - 330,000 shares   $103.82-note (a)       $  33    $  33
  $5.50 Series A - 14,000 shares     110.00                    1        1
  $4.75 Series   - 20,000 shares     102.176                   2        2
  $4.56 Series   - 200,000 shares    102.47                   20       20
  $4.50 Series   - 213,595 shares    110.00-note (b)          21       21
  $4.30 Series   - 40,000 shares     105.00                    4        4
  $4.00 Series   - 150,000 shares    105.625                  15       15
  $3.70 Series   - 40,000 shares     104.75                    4        4
  $3.50 Series   - 130,000 shares    110.00                   13       13
With par value of $100 per share --
  4.00% Series   - 150,000 shares    101.00                   15       15
  4.25% Series   - 50,000 shares     102.00                    5        5
  4.90% Series   - 75,000 shares     102.00                    8        8
  4.92% Series   - 50,000 shares     103.50                    5        5
  5.16% Series   - 50,000 shares     102.00                    5        5
  1993 Auction   - 300,000 shares    100.00-note (c)          30       30
  6.625% Series  - 125,000 shares    100.00                   12       12
Without par value and stated
  value of $25 per share --
  $1.735 Series  - 1,657,500 shares   25.00                   42       42
                                                           --------------
TOTAL PREFERRED OUTSTANDING STOCK NOT
SUBJECT TO MANDATORY REDEMPTION                            $ 235    $ 235
                                                           ==============

(a) Beginning February 15, 2003, eventually declining to $100 per share.
(b) In the event of voluntary liquidation, $105.50.
(c) Dividend rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined dividend period lengths.
    The average dividend rate during 1998 was 4.04%.


32   1998 Annual Report

NOTE 7
SHORT-TERM BORROWINGS
     Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). At December 31, 1998 and 1997, $59 million and $86 million, respectively, of short-term borrowings were outstanding. The weighted average interest rates on borrowings outstanding at December 31, 1998 and 1997, were 4.9% and 6.5%, respectively.
     At December 31, 1998, the Company had committed bank lines of credit aggregating $217 million (all of which was unused and $170 million was available) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. These lines of credit are renewable annually at various dates throughout the year.

NOTE 8
LONG-TERM DEBT

In Millions  Long-term debt outstanding at December 31,  1998   1997
--------------------------------------------------------------------
FIRST MORTGAGE BONDS - note (a)
  6 3/4% Series due 1999                               $  100 $  100
  7 1/8% Series W due 1999                                 50     50
  8.33% Series due 2002                                    75     75
  6 3/8% Series Z due 2003                                 40     40
  7.65% Series due 2003                                   100    100
  6 7/8% Series due 2004                                  188    188
  7 3/8% Series due 2004                                   85     85
  7 1/2% Series X due 2007                                 50     50
  6 3/4% Series due 2008                                  148    148
  7.61% 1997 Series due 2017                               40     40
  7.40% Series due 2020 - note (b)                         60     60
  8 3/4% Series due 2021                                  125    125
  8 1/4% Series due 2022                                  104    104
  8% Series due 2022                                       85     85
  7.15% Series due 2023                                    75     75
  7% Series due 2024                                      100    100
  6.125% Series due 2028                                   60      -
  5.45% Series due 2028 - note (b)                         44     44
  Other 5.375% - 7.05% due 1999 through 2008              168    186
                                                        ------------
                                                        1,697  1,655
                                                        ------------


                                                         1998    1997
---------------------------------------------------------------------
ENVIRONMENTAL IMPROVEMENT/POLLUTION
  CONTROL REVENUE BONDS
  1984 Series A paid in 1998                                -      80
  1984 Series B paid in 1998                                -      80
  1985 Series A due 2015 - note (c)                        70      70
  1985 Series B due 2015 - note (c)                        57      57
  1990 Series B 7.60% due 2013                             32      32
  1991 Series due 2020 - note (c)                          43      43
  1992 Series due 2022 - note (c)                          47      47
  1993 Series A 6 3/8% due 2028                            35      35
  1993 Series C-1 due 2026 - note (c)                      35      35
  1998 Series A due 2033 - note (c)                        60       -
  1998 Series B due 2033 - note (c)                        50       -
  1998 Series C due 2033 - note (c)                        50       -
  Other 3.875% - 7.60% due 2014 through 2028               80      80
                                                       --------------
                                                          559     559
                                                       --------------
SUBORDINATED DEFERRABLE INTEREST DEBENTURES
  7.69% Series A due 2036 - note (d)                       66      66
                                                       --------------
UNSECURED LOANS
  Commercial paper - note (e)                               -      35
  Credit agreements - note (f)                             10      21
  1991 Senior Medium Term Notes
   8.60% due through 2005                                  47      54
  1994 Senior Medium Term Notes
   6.61% due through 2005                                  54      62
                                                       --------------
                                                          111     172
                                                       --------------
NUCLEAR FUEL LEASE                                         66     117
                                                       --------------
UNAMORTIZED DISCOUNT AND PREMIUM ON DEBT                   (8)    (11)
                                                       --------------
MATURITIES DUE WITHIN ONE YEAR                           (202)    (52)
                                                       --------------
TOTAL LONG-TERM DEBT                                   $2,289  $2,506
                                                       ==============

(a) At December 31, 1998, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.
(b) Environmental Improvement Series
(c) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the year 1998 are as follows:
     1985 Series A            3.47%
     1985 Series B            3.72%
     1991 Series              3.75%
     1992 Series              3.63%
     1993 Series              3.90%
     1998 Series A            3.54%
     1998 Series B            3.50%
     1998 Series C            3.57%

(d) During the terms of the debentures, the Company may, under certain circumstances, defer the payment of interest for up to five years.
(e) A bank credit agreement, due 2000, permits the Company to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 1998, no such borrowings were outstanding.
(f) A bank credit agreement, due 2003, permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1998, the average annualized interest rate was 5.7%.

                                                        Ameren Corporation    33

Maturities of long-term debt through 2003 are as follows:

In Millions   Principal Amount
------------------------------
1999                      $202
2000                        35
2001                        30
2002                       108
2003                       145
                           ===

     Amounts for years subsequent to 1999 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.

NOTE 9
INCOME TAXES
     Total income tax expense for 1998 resulted in an effective tax rate of 40% on earnings before income taxes (38% in 1997 and 40% in 1996).

Principal reasons such rates differ from the statutory federal rate:


                                         1998    1997  1996
-----------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE:         35%    35%    35%
Increases (Decreases) from:
  Depreciation differences                  1      1      1
  State tax                                 4      4      4
  Other                                     -     (2)     -
                                         ------------------
EFFECTIVE INCOME TAX RATE                  40%    38%    40%
                                         ------------------

Income tax expense components:
In Millions                              1998   1997   1996
-----------------------------------------------------------
TAXES CURRENTLY PAYABLE
  (PRINCIPALLY FEDERAL):
Included in operating expenses           $303   $261   $255
Included in other income--
  Miscellaneous, net                       (6)     -      -
                                         ------------------
                                          297    261    255
                                         ------------------
DEFERRED TAXES (PRINCIPALLY FEDERAL):
Included in operating expenses --
  Depreciation differences                (10)   (11)     2
  Other                                   (17)    (7)     5
Included in other income --
  Depreciation differences                  -      -      1
  Other                                     2     10      -
                                         ------------------
                                          (25)    (8)     8
                                         ------------------
DEFERRED INVESTMENT TAX CREDIT
  AMORTIZATION:
Included in operating expenses             (8)    (9)    (9)
                                         ------------------
TOTAL INCOME TAX EXPENSE                 $264   $244   $254
                                         ==================


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


In Millions                                  1998       1997
------------------------------------------------------------
ACCUMULATED DEFERRED INCOME TAXES:
  Depreciation                              $1,036    $1,045
  Regulatory assets, net                       433       409
  Capitalized taxes and expenses               155       176
  Deferred benefit costs                       (48)      (46)
  Other                                         12         9
                                            ----------------
TOTAL NET ACCUMULATED DEFERRED
  INCOME TAX LIABILITIES                    $1,588    $1,593
                                            ----------------


NOTE 10
RETIREMENT BENEFITS
     In 1998, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which resulted in revisions to the 1997 and 1996 information previously reported.
     The Company has defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's plans are funded in compliance with income tax regulations and federal funding requirements.
     AmerenUE's plans cover qualified employees of AmerenUE as well as certain employees of Ameren Services Company, another wholly-owned subsidiary of Ameren. Following is the pension plan information related to AmerenUE's plans as of December 31.
     Pension costs for the years 1998, 1997 and 1996, were $28 million, $24 million and $28 million, respectively, of which approximately 19%, 17% and 19%, respectively, was charged to construction accounts.

34   1998 Annual Report

Funded Status of Pension Plans:


In Millions                                     1998    1997
------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year   $  999   $ 919
  Service cost                                    24      22
  Interest cost                                   70      69
  Amendments                                      10       -
  Actuarial loss                                  38      42
  Special termination benefit charge               7       -
  Benefits paid                                  (88)    (53)
                                              --------------
Net benefit obligation at end of year          1,060     999
                                              --------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at
   beginning of year                           1,006     924
  Actual return on plan assets                   122     134
  Employer contributions                           1       1
  Benefits paid                                  (88)    (53)
                                              --------------
Fair value of plan assets at end of year       1,041   1,006
                                              --------------

Funded status - (excess)/deficiency               19      (7)
Unrecognized net actuarial gain                  121     115
Unrecognized prior service cost                  (73)    (69)
Unrecognized net transition assets                 6       7
                                              --------------
ACCRUED PENSION COST AT DECEMBER 31           $   73   $  46
                                              ==============

* Plan assets consist principally of common stocks and fixed income securities.


Components of Net Periodic Benefit Cost:


In Millions                             1998     1997   1996
------------------------------------------------------------
Service cost                            $ 24     $22    $22
Interest cost                             70      69     65
Expected return on plan assets           (75)    (71)   (66)
Amortization of:
  Transition asset                        (1)     (1)    (1)
  Prior service cost                       6       7      7
  Actual (gain)/loss                      (3)     (2)     1
Special termination benefit charge         7       -      -
                                        -------------------
NET PERIODIC BENEFIT COST               $ 28     $24    $28
                                        ===================

WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL
PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:


                                                 1998   1997
------------------------------------------------------------
Discount rate at measurement date               6.75%     7%
Expected return on plan assets                   8.5%   8.5%
Increase in future compensation                    4%     4%

     AmerenCIPS' plans cover substantially all employees of AmerenCIPS as well as certain employees of Ameren Services Company. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. 1997 amounts have been restated to conform to the new date. Following is the pension plan information related to AmerenCIPS' plans as of December 31.
     Pension costs for the years 1998, 1997 and 1996 were $9 million, $5 million and $4 million, respectively, of which approximately 19% in 1998 and 15% in 1997 and 1996 was charged to construction accounts.

Funded Status of Pension Plans:

In Millions                                      1998   1997
------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year    $ 249   $ 214
     Service cost                                  8       7
  Interest cost                                   17      16
  Amendments                                       5       -
  Actuarial loss                                   8      19
  Special termination benefit charge               5       -
  Benefits paid                                  (31)     (7)
                                               -------------
Net benefit obligation at end of year            261     249
                                               -------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at
    beginning of year                            319     265
  Actual return on plan assets                    38      52
  Employer contributions                           5       9
  Benefits paid                                  (31)     (7)
                                               -------------
Fair value of plan assets at end of year         331     319
                                               -------------

Funded status - excess                           (70)    (70)
Unrecognized net actuarial gain                   73      65
Unrecognized prior service cost                  (13)    (11)
Unrecognized net transition assets                 2       3
                                               -------------
PREPAID PENSION COST AT DECEMBER 31            $  (8)  $ (13)
                                               =============

* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

Components of Net Periodic Benefit Cost:


In Millions                             1998     1997   1996
------------------------------------------------------------
Service cost                           $   8   $   7   $   7
Interest cost                             17      16      13
Expected return on plan assets           (22)    (19)    (16)
Amortization of:
  Prior service costs                      1       1       -
Special termination benefit charge         5       -       -
                                       ---------------------
NET PERIODIC BENEFIT COST              $   9   $   5   $   4
                                       ---------------------

WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL
PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:

                                                 1998   1997
------------------------------------------------------------
Discount rate at measurement date               6.75%  7.25%
Expected return on plan assets                   8.5%   8.5%
Increase in future compensation                    4%   4.5%

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. The Company accrues the expected postretirement benefit costs during employees' years of service.

                                       Ameren Corporation               35

     The following is information related to AmerenUE's postretirement benefit plans as of December 31.
     AmerenUE's funding policy is to annually contribute the net periodic cost to a Voluntary Employee Beneficiary Association trust (VEBA). Postretirement benefit costs were $43 million for 1998 and $44 million for both 1997 and 1996, of which approximately 17% was charged to construction accounts in 1998 and 1997, and 19% in 1996. AmerenUE's transition obligation at December 31, 1998 is being amortized over the next 14 years.
     The MoPSC and the ICC allow the recovery of postretirement benefit costs in rates to the extent that such costs are funded. In December 1995, AmerenUE established two external trust funds for retiree health care and life insurance benefits. In 1998, 1997 and 1996, claims were paid out of the plan trust funds.

Funded Status of the Plans:

In Millions                                      1998   1997
------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year     $333    $311
  Service cost                                    14      12
  Interest cost                                   24      23
  Actuarial loss                                   9       5
  Benefits paid                                  (20)    (18)
                                                ------------
Net benefit obligation at end of year            360     333
                                                ------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at
   beginning of year                              81      47
  Actual return on plan assets                     8       9
  Employer contributions                          44      44
  Unincorporated business income tax              (3)     (1)
Benefits paid                                    (20)    (18)
                                                ------------
Fair value of plan assets at end of year         110      81
                                                ------------
Funded status - deficiency                       250     252
Unrecognized net actuarial gain                   11      18
Unrecognized prior service cost                   (3)      -
Unrecognized net transition obligation          (175)   (187)
                                                ------------
Postretirement benefit liability
  at December 31                                $ 83   $  83
                                                ============

* Plan assets consist principally of common stocks and fixed income securities.

Components of Net Periodic Benefit Cost:

In Millions                             1998     1997   1996
------------------------------------------------------------
Service cost                            $ 14    $ 12    $ 12
Interest cost                             24      23      22
Expected return on plan assets            (5)     (2)     (1)
Amortization of:
   Transition obligation                  12      12      12
   Actuarial gain                         (2)     (1)     (1)
                                        --------------------
Net periodic benefit cost               $ 43    $ 44    $ 44
                                        ====================

ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:

                                                 1998   1997
------------------------------------------------------------
Discount rate at measurement date               6.75%     7%
Expected return on plan assets                   8.5%   8.5%
Medical cost trend rate - initial               5.75%     7%
                        - ultimate              4.75%     5%
Ultimate medical cost trend rate
  expected in year                               2000   2000
                                               =============

     A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $29 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $29 million, respectively.
     The following is information related to AmerenCIPS' postretirement benefit plans as of December 31.
     AmerenCIPS' funding policy is to fund the two VEBAs and the 401(h) account established within the AmerenCIPS retirement income trust with the lessor of the net periodic cost or the amount deductible for federal income tax purposes. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. 1997 amounts have been restated to conform to the new date. Following is the postretirement plan information related to AmerenCIPS' plans as of December 31.
     Postretirement benefit costs were $6 million for 1998, $12 million for 1997, and $16 million for 1996, of which approximately 20% was charged to construction accounts in 1998, 17% in 1997, and 15% in 1996. AmerenCIPS' transition obligation at December 31, 1998 is being amortized over the next 14 years.
     The ICC allows the recovery of postretirement benefit costs in rates to the extent that such costs are funded.




36                1998 Annual Report


Funded Status of the Plans:
In Millions                                      1998   1997
------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year    $ 140   $ 139
  Service cost                                     3       4
  Interest cost                                   10      10
  Actuarial (gain)/loss                            4      (9)
  Benefits paid                                   (5)     (4)
                                               -------------
Net benefit obligation at end of year            152     140
                                               -------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year   115      88
  Actual return on plan assets                    16      20
  Employer contributions                           4      12
  401(h) transfer                                 (2)     (1)
  Benefits paid                                   (5)     (4)
                                               -------------
Fair value of plan assets at end of year         128     115
                                               -------------

Funded status - deficiency                        24      25
Unrecognized net actuarial gain                   58      63
Unrecognized net transition obligation           (76)    (84)
                                               -------------
POSTRETIREMENT BENEFIT LIABILITY
  AT DECEMBER 31                               $   6   $   4
                                               =============

* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

Components of Net Periodic Benefit Cost:

In Millions                             1998     1997   1996
-------------------------------------------------------------
Service cost                             $ 3     $ 4     $ 4
Interest cost                             10      10      11
Expected return on plan assets            (8)     (5)     (4)
Amortization of:
   Transition obligation                   5       5       6
   Actual gain                            (4)     (2)     (1)
                                         -------------------
NET PERIODIC BENEFIT COST                $ 6     $12     $16
                                         ===================

Assumptions for the Obligation Measurements:

                                                 1998   1997
                                               --------------
Discount rate at measurement date               6.75%  7.25%
Expected return on plan assets                   8.5%   8.5%
Medical cost trend rate - initial               5.75%   8.5%
                        - ultimate              4.75%   5.5%
Ultimate medical cost trend rate
  expected in year                               2000   2000
                                               =============

     A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $22 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $22 million, respectively.


NOTE 11
STOCK OPTION PLANS

     In 1998, the Company adopted a long-term incentive plan (the Plan) for eligible employees, replacing the plan previously in place at AmerenUE. The Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the Plan, options may be granted at a price not less than the fair market value of the common shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2008. Under the Plan, subject to adjustment as provided in the Plan, four million shares have been authorized to be issued or delivered under the Company's plan. In accordance with APB 25, no compensation cost has been recognized for the Company's stock compensation plans. In 1996, the Company adopted the disclosure-only method of fair value data under SFAS 123, "Accounting for Stock-Based Compensation." If the fair value-based accounting method under this statement had been used to account for stock-based compensation cost, the effects on 1998, 1997 and 1996 net income and earnings per share would have been immaterial.
     The following table summarizes stock option activity during 1998, 1997 and 1996:



                                                  1998
                                         -------------------
                                                    Weighted
                                                     Average
                                                    Exercise
                                             Shares   Price
------------------------------------------------------------
Outstanding at beginning of year            496,070  $ 39.24
Granted                                     700,600    39.25
Exercised                                    72,390    36.81
Cancelled or expired                         28,097    39.28
                                          ------------------
Outstanding at end of year                1,096,183    39.41
Exercisable at end of year                  174,656    39.91
                                          ==================



                                   1997             1996
                             ---------------  ----------------
                                    Weighted          Weighted
                                     Average           Average
                                    Exercise          Exercise
                             Shares   Price   Shares    Price
------------------------------------------------------------
Outstanding at
  beginning of year         307,390   $39.71  142,500  $35.87
Granted                     195,880    38.50  165,590   43.00
Exercised                         -       -         -       -
Cancelled or expired          7,200    39.56      700   35.88
                            ---------------------------------
Outstanding at end of year  496,070    39.24  307,390   39.71
Exercisable at end of year  134,785    38.55   39,710   38.86
                            ---------------------------------

                                       Ameren Corporation               37

Additional information about stock options outstanding at December 31, 1998:


                                    Weighted Average
Exercise Price  Outstanding Shares    Life (Years)     Exercisable Shares
-------------------------------------------------------------------------
  $35.50               800               6.6                 400
   35.875           87,275               6.3              41,275
   38.50           177,190               8.1              15,480
   39.25           665,850               9.3              46,200
   39.8125           5,300               9.5                  -
   43.00           159,768               7.1              71,301
-------------------------------------------------------------------------

     The fair values of stock options were estimated using a binomial option-pricing model with the following assumptions:


           Risk-free                                             Expected
Grant Date Interest   Rate Option Term   Expected Volatility  Dividend Yield
-------------------------------------------------------------------------
  6/16/98    5.63%         10 years           17.68%              6.55%
  4/28/98    6.01%         10 years           17.63%              6.55%
  2/10/97    5.70%         10 years           13.17%              6.53%
  2/7/96     5.87%         10 years           13.67%              6.32%
-------------------------------------------------------------------------


NOTE 12
COMMITMENTS AND CONTINGENCIES
     The Company is engaged in a capital program under which expenditures averaging approximately $488 million, including AFC, are anticipated during each of the next five years. This estimate includes capital expenditures for the purchase of six new combustion turbines (CTs), as well as expenditures which will be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed later in this Note.
     The Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments, including transportation costs, for 1999 through 2003 are estimated to total $1.6 billion. Total coal purchases, including transportation costs, for 1998, 1997 and 1996 were $567 million, $547 million and $589 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide, transport and store natural gas for distribution and electric generation. Gas-related contract cost commitments for 1999 through 2003 are estimated to total $116 million. Total delivered natural gas costs were $119 million for 1998 and $161 million for both 1997 and 1996. The Company's nuclear fuel commitments for 1999 through 2003, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $107 million, and are expected to be financed under the nuclear fuel lease. Nuclear fuel expenditures for 1998, 1997 and 1996, were $20 million, $35 million and $51 million, respectively. Additionally, the Company has long-term contracts with other utilities to purchase electric capacity. These commitments for 1999 through 2003 are estimated to total $203 million. During 1998, 1997 and 1996, electric capacity purchases were $38 million, $36 million and $45 million, respectively.
     During 1996, the Company restructured its contract with one of its major coal suppliers. In 1997, the Company paid a $70 million restructuring payment to the supplier, which allowed it to purchase at market prices low-sulfur, non-Illinois coal through the supplier (in substitution for the high-sulfur Illinois coal the Company was obligated to purchase under the original contract); and would receive options for future purchases of low-sulfur, non-Illinois coal from the supplier through 1999 at set negotiated prices.
     By switching to low-sulfur coal, the Company was able to discontinue operating a generating station scrubber. The benefits of the restructuring include lower cost coal, avoidance of significant capital expenditures to renovate the scrubber, and elimination of scrubber operating and maintenance costs (offset by scrubber retirement expenses). The net benefits of restructuring are expected to exceed $100 million through 2007. In December 1996, the ICC entered an order approving the switch to non-Illinois coal, recovery of the restructuring payment, plus associated carrying costs (Restructuring Charges) through the retail uniform fuel adjustment clause (FAC) over six years, and continued recovery in rates of the undepreciated scrubber investment plus costs of removal. Additionally, in May 1997 the FERC approved recovery of the wholesale portion of the Restructuring Charges through the wholesale FAC. As a result of the ICC and FERC orders, the Company classified the $72 million of the Restructuring Charges made to the coal supplier in February 1997 as a regulatory asset and, through December 1997, recovered approximately $10 million of the Restructuring Charges through the retail FAC and from wholesale customers.
     A group of industrial customers filed with the Illinois Third District Appellate Court (the Court) in February 1997 an appeal of the December 1996 order of the ICC. In November 1997, the Court reversed the ICC's December 1996 order, finding that the Restructuring Charges were not direct costs of fuel that may be recovered through the retail FAC, but rather should be considered as a part of a review of aggregate revenue requirements in a full rate case. Restructuring Charges allocated to wholesale customers (approximately $7 million) are not in question as a result of the opinion of the Court. In December 1997, the Company requested a rehearing by the Court; that request was denied. However, the Court did rule that all revenues collected under the retail FAC in 1997 would not have to be refunded to customers. The Company filed an appeal with the Illinois Supreme Court. In December 1998, the Supreme Court issued its decision, reversing the Court's opinion and affirming the ICC's order. The Supreme Court held that the Restructuring Charges are recoverable through the retail FAC. No further proceedings are anticipated.
     The recoverability of the Restructuring Charges under the retail FAC in Illinois was also impacted by the Law. Among other things, the Law provides utilities with the option to eliminate the retail FAC and limits the ability of utilities to file a full rate case for its aggregate revenue requirements. After evaluating the impact of the Law on the future recoverability of the Company's Restructuring Charges through future rates, the Company wrote off the unamortized balance of the Illinois retail portion of its Restructuring Charges as of December 31, 1997 ($34 million, net of income taxes). See Note 2 - Regulatory Matters for further information.

38                1998 Annual Report

     The Company's insurance coverage for Callaway Nuclear Plant at December 31, 1998 was as follows:

TYPE AND SOURCE OF COVERAGE

                                                     Maximum
                                                   Assessments
                                         Maximum   for Single
In Millions                             Coverages   Incidents
-------------------------------------------------------------
Public Liability:
  American Nuclear Insurers             $  200        $ -
  Pool Participation                     9,602         88(a)
                                        -------------------
                                        $9,802(b)     $88
                                        -------------------
Nuclear Worker Liability:
  American Nuclear Insurers             $  200(c)     $ 3
                                        -------------------
Property Damage:
  Nuclear Electric Insurance Ltd.       $2,750(d)     $13
                                        -------------------
Replacement Power:
  Nuclear Electric Insurance Ltd.       $  494(e)     $ 3
                                        ===================

(a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended, (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year. Price-Anderson expires in 2002.
(b) Limit of liability for each incident under Price-Anderson.
(c) Industry limit for potential liability from workers claiming exposure to the hazard of nuclear radiation.
(d) Includes premature decommissioning costs.
(e) Weekly indemnity of $3.5 million, for 58 weeks which commences after the first 17 weeks of an outage, plus $2.8 million per week for 104 weeks thereafter.

     Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.
     If losses from a nuclear incident at Callaway exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to anticipate a serious nuclear incident, if one did occur it could have a material but indeterminable adverse effect on the Company's financial position, results of operations or liquidity.
     Under Title IV of the Clean Air Act Amendments of 1990, the Company is required to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions by the year 2000. By switching to low-sulfur coal, early banking of emissions credits and installing low NOx burner technology, the majority of these reductions have been achieved.
     In July 1997, the United States Environmental Protection Agency (EPA) issued final regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. The new ambient standards may result in additional significant reductions in SO2 and NOx emissions from the Company's power plants. The new particulate matter standards may require SO2 reductions of up to 50% beyond that already required by Phase II acid rain control provisions of the 1990 Clean Air Act Amendments and could be required by 2007. The full details of these requirements are under study by the Company. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.
     In an attempt to lower ozone levels across the eastern United States, the EPA issued final regulations in September 1998 pertaining to NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). Although reduction requirements in NOx emissions from the Company's coal-fired boilers are anticipated to exceed 75% from 1990 levels by the year 2003, it is not yet possible to determine the exact magnitude of the reductions required from the Company's power plants because each state has up to one year to develop a plan to comply with the EPA rule. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help to reduce the costs of compliance with this regulation. However, preliminary analysis of the regulations indicate that selective catalytic reduction technology will be required for some of the Company's units, as well as other additional controls.
     Currently, the Company estimates that its additional capital expenditures to comply with the EPA's final regulations issued in September 1998, could range from $250 million to $350 million over the period from 1999 to 2002. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2003. The Company will explore alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity.
     In November 1998, the United States signed an agreement with numerous other countries (the Kyoto Protocol) containing certain environmental provisions, which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Kyoto Protocol must be ratified by the United States Senate before provisions are effective for the United States. Until ratification is obtained, the Company is unable to predict what requirements, if any, will be adopted in this country; however, implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenses by the Company. At this time, the Company is unable to determine the impact of these proposals on the Company's future financial condition, results of operations or liquidity.
     As of December 31, 1998, the Company's utility operating subsidiaries were designated as potentially responsible parties (PRP) by federal and state environmental protection agencies at five hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP.
     Costs relating to studies and remediation and associated legal and litigation expenses at the sites located in Illinois are being accrued and deferred rather than expensed currently, pending recovery through rates. Through December 31, 1998, the total of the costs deferred, net of recoveries from insurers and through environmental adjustment clause rate riders approved by the ICC, was $12 million.
     The ICC has instituted a reconciliation proceeding to review the Company's environmental remediation activities from 1993 through 1997 and to determine whether the revenues collected from customers under its environmental adjustment clause rate rid-

                                       Ameren Corporation               39
ers were consistent with the amount of remediation costs prudently and properly incurred. Amounts found to have been incorrectly included under the riders would be subject to refund. Rulings from the ICC are still pending with respect to these proceedings applicable to the years 1993 through 1996. The reconciliation proceedings relating to the Company's 1997 environmental remediation activities were commenced in April 1998, but have not yet been submitted to the ICC for a decision.
     The Company continually reviews remediation costs that may be required for all of these sites. Any unrecovered environmental costs are not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.
     In 1998, the Company committed to purchase six new CT peaking units. The CTs will add over 700 megawatts to the Company's net peaking capacity and are expected to cost approximately $260 million. Three of the CTs are expected to be installed in 2000, and the remaining three in 2001.
     The International Union of Operating Engineers Local 148 and the International Brotherhood of Electrical Workers Local 702 filed unfair labor practice charges with the National Labor Relations Board (NLRB), relating to the legality of the 1993 lockout of both unions by AmerenCIPS. The NLRB issued complaints against AmerenCIPS concerning its lockout. Both unions sought, among other things, back pay and other benefits for the period of the lockout. At that time, the Company estimated the amount of back pay and other benefits for both unions to be approximately $17 million. In May 1996, an administrative law judge of the NLRB ruled that the lockout was unlawful. In July 1996, the Company appealed to the NLRB. In August 1998, a three-member panel of the NLRB reversed the administrative law judge's decision and ruled that the lockout was lawful. Both unions filed motions for review with the NLRB asking for reconsideration of this decision. In December 1998, the NLRB denied the unions' motions for reconsideration. Subsequently, in December 1998, the unions filed a joint motion for a rehearing of their motions for reconsideration. The NLRB has not ruled on this latest motion. The Company continues to believe that the lockout was both lawful and reasonable and that the final resolution of the dispute will not have a material adverse effect on its financial position, results of operations or liquidity.
     Certain employees of the Company are represented by the International Brotherhood of Electrical Workers and the International Union of Operating Engineers. These employees comprise approximately 70% of the Company's workforce. The collective bargaining agreements covering 98% of these represented employees expire in July 1999. Preliminary discussions with these collective bargaining units are currently underway. At this time, the Company is unable to predict the impact of these negotiations on its future financial condition, results of operations or cash flows.
     Regulatory changes enacted and being considered at the federal and state levels continue to change the structure of the utility industry and utility regulation, as well as encourage increased competition. At this time, the Company is unable to predict the impact of these changes on the Company's future financial condition, results of operations or liquidity. See Note 2 Regulatory Matters for further information.
     The Company is involved in other legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.


NOTE 13
CALLAWAY NUCLEAR PLANT

     Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The DOE currently charges one mill per nuclear-generated kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. The DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at the Callaway site until 2004 and is pursuing a viable storage alternative. This alternative has been approved by the Nuclear Regulatory Commission, and when implemented, will provide sufficient spent fuel storage for the licensed life of the plant. The delayed availability of the DOE's disposal facility is not expected to adversely affect the continued operation of Callaway Plant.
     Electric rates charged to customers provide for recovery of Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $485 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. Decommissioning costs are charged to depreciation expense over Callaway's service life and amounted to $7 million in each of the years 1998, 1997 and 1996. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. The latest study was filed in 1996. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average 9.25% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the consolidated balance sheet as increases in the nuclear decommissioning trust fund and in the accumulated provision for nuclear decommissioning.
     The staff of the SEC has questioned certain current accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board has agreed to review the accounting for removal costs, including decommissioning. The Company does not expect that changes in the accounting for nuclear decommissioning costs will have a material effect on its financial position, results of operations or liquidity.

40                1998 Annual Report

NOTE 14
FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

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

LONG-TERM DEBT
     The fair value is estimated based on the quoted market prices for same or similar issues or on the current rates offered to the Company for debt of comparable maturities.

     Carrying amounts and estimated fair values of the Company's financial instruments at December 31:


                                  1998    1998     1997     1997
                                Carrying  Fair   Carrying   Fair
In Millions                      Amount   Value   Amount    Value
------------------------------------------------------------------
Marketable securities             $   14  $   14   $   32   $   32
Preferred stock                      235     235      235      214
Long-term debt
  (including current portion)      2,491   2,659    2,558    2,692
                                  ================================

     The Company has investments in debt and equity securities that are held in trust funds for the purpose of funding the nuclear decommissioning of Callaway Nuclear Plant (see Note 13 - Callaway Nuclear Plant). The Company has classified these investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 1998 and 1997. In 1998, 1997 and 1996, the proceeds from the sale of investments were $29 million, $24 million and $20 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were approximately $2 million for both 1998 and 1997 and $1 million for 1996. Net realized and unrealized gains and losses are reflected in the accumulated provision for nuclear decommissioning on the consolidated balance sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates.
     Costs and fair values of investments in debt and equity securities in the nuclear decommissioning trust fund at December 31 were as follows:

1998 In Millions                  Gross Unrealized
                          ------------------------------------
Security Type             Cost     Gain    (Loss)   Fair Value
--------------------------------------------------------------
Debt securities           $48       $ 4     $ -      $  52
Equity securities          46        62       -        108
Cash equivalents            2         -       -          2
                          ------------------------------------
                          $96       $66     $ -       $162
                          ====================================

1997 In Millions                  Gross Unrealized
                          ------------------------------------
Security Type             Cost     Gain    (Loss)   Fair Value
--------------------------------------------------------------
Debt securities           $34       $ 3     $ -       $ 37
Equity securities          43        40       -         83
Cash equivalents            2         -       -          2
--------------------------------------------------------------
                          $79       $43     $ -       $122
                          ====================================

The contractual maturities of investments in debt securities at December 31, 1998 were as follows:



In Millions                                  Cost Fair Value
--------------------------------------------------------------
1 year to 5 years                              $ 3     $ 3
5 years to 10 years                             21      22
Due after 10 years                              24      27
                                               ---------------
                                               $48     $52
                                               ===============

NOTE 15
SEGMENT INFORMATION
     In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Ameren's principal business segment is comprised of the two regulated utility operating companies that provide electric and gas service in portions of Missouri and Illinois. The other reportable segment includes the non-regulated subsidiaries, as well as the Company's 60% interest in Electric Energy, Inc.
     The accounting policies of the segments are the same as those described in
Note 1 - Summary of Significant Accounting Policies. Segment data includes intersegment revenues, as well as a charge allocating costs of administrative support services to each of the operating companies. These costs are accumulated in a separate subsidiary, Ameren Services Company, which provides a variety of support services to Ameren and its subsidiaries. The Company evaluates the performance of its segments and allocates resources to them, based on revenues, operating income and net income.

                                       Ameren Corporation               41

     The table below presents information about the reported revenues, operating income, net income and total assets of Ameren Corporation for the years ended December 31:


                    Regulated             Reconciling
1998 In Millions    Utilities  All Other    Items       Total
--------------------------------------------------------------
Revenues             $3,230      $190      $(102)*     $3,318
Operating income        548        21          2          571
Net income              380         6          -          386
Total assets          8,594       237         16        8,847
==============================================================

1997 In Millions
--------------------------------------------------------------
Revenues             $3,139      $243      $ (55)*     $3,327
Operating income        551        31          -          582
Net income              321        14          -          335
Total assets          8,591       243         (6)       8,828
=============================================================

1996 In Millions
--------------------------------------------------------------
Revenues             $3,141      $235      $ (48)*    $3,328
Operating income        545        31          -         576
Net income              358        14          -         372
Total assets          8,666       272         (5)      8,933
==============================================================


*Elimination of intercompany revenues.

Specified items included in segment profit/loss for the years ended December 31:


1998 In Millions      Regulated Utilities  All Other   Total
-------------------------------------------------------------
Interest expense              $170           $ 9        $179
Depreciation, depletion
  and amortization expense     334            14         348
Income tax expense             263             5         268
=============================================================

1997 In Millions
-------------------------------------------------------------
Interest expense              $168           $10        $178
Depreciation, depletion
  and amortization expense     331            15         346
Income tax expense             226             8         234
Extraordinary items            (52)            -         (52)
=============================================================

1996 In Millions
-------------------------------------------------------------
Interest expense              $164           $ 9        $173
Depreciation, depletion
  and amortization expense     323            16         339
Income tax expense             245             8         253
=============================================================

Specified items related to segment assets as of December 31:



1998 In Millions       Regulated Utilities All Other   Total
-------------------------------------------------------------
Expenditures for additions
  to long-lived assets        $290            $31       $321
=============================================================

1997 In Millions
-------------------------------------------------------------
Expenditures for additions
  to long-lived assets        $375            $ 6       $381
=============================================================

1996 In Millions
-------------------------------------------------------------
Expenditures for additions
  to long-lived assets        $432           $ 4        $436
=============================================================



42                1998 Annual Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION


Millions of Dollars Except Share and per Share
Amounts and Ratios                                    1998          1997         1996          1995         1994         1993
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS Year ended December 31,
  Operating revenues                                $3,318        $3,327       $3,328        $3,236       $3,270       $3,272
  Operating expenses                                 2,747         2,744        2,752         2,658        2,685        2,724
  Operating income                                     571           582          576           578          585          548
  Income before extraordinary charge                   386           387          372           373          391          369
  Extraordinary charge, net of income taxes              -            52            -             -            -            -
  Net income                                           386           335          372           373          391          369
  Average common shares outstanding            137,215,462   137,215,462  137,215,462   137,215,462  137,253,617  137,254,771
                                              --------------------------------------------------------------------------------

ASSETS, OBLIGATIONS AND EQUITY CAPITAL December 31,
  Total assets                                      $8,847        $8,828       $8,933        $8,788       $8,629       $8,546
  Long-term debt obligations                         2,289         2,506        2,335         2,373        2,413        2,301
  Preferred stock subject to
   mandatory redemption                                  -             -            1             1            1            1
  Preferred stock not subject to
   mandatory redemption                                235           235          298           298          298          298
  Common equity                                      3,056         3,019        3,016         2,971        2,917        2,840
                                              --------------------------------------------------------------------------------

FINANCIAL INDICES Year ended December 31,
  Earnings per share of common stock
   before extraordinary charge                       $2.82         $2.82        $2.71         $2.72        $2.85        $2.69
  Extraordinary charge, net of income taxes              -        $(.38)            -             -            -            -
  Earnings per share of common stock
   (based on average shares outstanding)             $2.82         $2.44        $2.71         $2.72        $2.85        $2.69
  Dividend payout ratio                                 90%           99%          88%           86%          80%          83%
  Return on average common stock equity              12.82%        11.14%       12.51%        12.76%       13.69%       13.18%
  Ratio earnings to fixed charges
   AmerenUE                                           4.99          4.70         4.68          4.78         4.68         4.66
   AmerenCIPS                                         4.13          3.64         4.30          4.41         4.93         4.82
  Book value per common share                       $22.27        $22.00       $21.98        $21.65       $21.25       $20.69
                                              --------------------------------------------------------------------------------

CAPITALIZATION RATIOS December 31,
  Common equity                                       54.8%         52.4%        53.4%         52.6%        51.8%        52.2%
  Preferred stock                                      4.2           4.1          5.3           5.3          5.3          5.5
  Long-term debt                                      41.0          43.5         41.3          42.1         42.9         42.3
                                              --------------------------------------------------------------------------------
                                                     100.0%        100.0%       100.0%        100.0%       100.0%       100.0%
                                              ================================================================================

                                     Ameren Corporation               43

Electric Operating Statistics



Year Ended December 31,                               1998         1997          1996          1995         1994         1993
------------------------------------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES Millions

Residential                                         $1,125       $1,064        $1,070        $1,073       $1,014       $1,037
Commercial                                             966          927           920           906          884          861
Industrial                                             511          500           500           496          487          486
Wholesale                                               91           91            91            87           84           81
Other                                                   23           24            28            28           22           28
                                              --------------------------------------------------------------------------------------
   Native                                            2,716        2,606         2,609         2,590        2,491        2,493
Interchange                                            240          224           280           230          243          254
EEI                                                    152          207           198           201          276          251
Miscellaneous                                           29           47            22            20           20           18
Credit to customers                                    (43)         (20)          (47)          (33)          --           --
                                              --------------------------------------------------------------------------------------
TOTAL ELECTRIC OPERATING REVENUES                   $3,094       $3,064       $3,062        $3,008       $3,030        $3,016
                                              --------------------------------------------------------------------------------------
KILOWATTHOUR SALES Millions
Residential                                         15,188       14,325        14,418        14,086       13,282       13,636
Commercial                                          15,555       14,990        14,872        14,464       14,043       13,642
Industrial                                          11,582       11,404        11,191        10,971       10,728       10,407
Wholesale                                            2,446        2,323         2,328         2,248        2,137        2,088
Other                                                  303          317           305           316          301          317
                                              --------------------------------------------------------------------------------------
   Native                                           45,074       43,359        43,114        42,085       40,491       40,090
Interchange                                          8,075        9,402        10,768         8,176        8,080       10,326
EEI                                                  8,296       11,220        10,554        10,850       14,594       12,521
                                              --------------------------------------------------------------------------------------
TOTAL KILOWATTHOUR SALES                            61,445       63,981        64,436        61,111       63,165       62,937
                                              --------------------------------------------------------------------------------------
ELECTRIC CUSTOMERS End of Year
Residential                                      1,289,548    1,282,042     1,275,534     1,267,976    1,258,757    1,248,723
Commercial                                         181,678      180,206       176,621       173,810      171,072      168,566
Industrial                                           5,926        6,554         6,660         6,782        6,750        7,137
Wholesale                                               18           21            20            21           21           21
Miscellaneous                                        2,193        2,381         2,398         2,434        2,406        2,407
                                              --------------------------------------------------------------------------------------
TOTAL ELECTRIC CUSTOMERS                         1,479,363    1,471,204     1,461,233     1,451,023    1,439,006    1,426,854
                                              --------------------------------------------------------------------------------------
RESIDENTIAL CUSTOMER DATA Average
Kilowatthours used                                  11,986       11,215        11,354        11,152       10,606       10,946
Annual electric bill                               $873.28      $833.34       $842.82       $849.62      $809.27      $832.46
Revenue per kilowatthour                              7.29(cent)   7.38(cent)    7.30(cent)    7.62(cent)   7.63(cent)   7.61(cent)
                                              --------------------------------------------------------------------------------------
GROSS INSTANTANEOUS PEAK DEMAND Megawatts
AmerenUE                                             8,429        8,055         8,085         7,965        7,430        7,540
AmerenCIPS                                           2,163        1,923         1,892         1,940        1,854        1,848
                                              --------------------------------------------------------------------------------------
CAPABILITY AT TIME OF PEAK,
  INCLUDING NET PURCHASES AND SALES Megawatts
AmerenUE                                             9,027        8,950         9,120         8,714        8,469        8,597
AmerenCIPS                                           2,417        2,491         2,519         2,489        2,510        2,439
                                              --------------------------------------------------------------------------------------
GENERATING CAPABILITY AT TIME OF PEAK Megawatts
AmerenUE                                             8,282        8,279         8,244         8,184        8,057        7,963
AmerenCIPS                                           3,040        3,033         3,033         3,018        3,018        2,901
                                              --------------------------------------------------------------------------------------
COAL BURNED Tons                                22,959,000   21,392,000    20,062,000    17,715,000   16,885,000   14,879,000
                                              --------------------------------------------------------------------------------------
PRICE PER TON OF COAL Average                       $21.29       $23.54        $25.25        $26.86       $28.02       $33.36
                                              --------------------------------------------------------------------------------------
SOURCE OF ENERGY SUPPLY Percent
Coal                                                  83.5%       83.8%         79.6%         76.3%        76.2%        70.7%
Nuclear                                               17.7        19.3          19.2          18.3         23.0         19.5
Hydro                                                  3.8         2.7           2.8           3.6          3.9          4.6
Purchased, net                                        (5.0)       (5.8)         (1.6)          1.8         (3.1)         5.2
                                              --------------------------------------------------------------------------------------
                                                     100.0%      100.0%        100.0%        100.0%       100.0%       100.0%
                                              ======================================================================================



44                1998 Annual Report




Year Ended December 31                                1998         1997          1996          1995        1994          1993
------------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS OPERATING REVENUES Millions

  Residential                                   $      135   $      150    $      161    $      137  $      138    $      153
  Commercial                                            50           55            61            51          53            58
  Industrial                                            19           22            21            18          24            22
  Off system sales                                       3           13            --            --          --            --
  Miscellaneous                                         10           10            11            11          10            12
                                              --------------------------------------------------------------------------------------
TOTAL NATURAL GAS OPERATING REVENUES            $      217   $      250    $      254    $      217  $      225    $      245
                                              ======================================================================================

MMBTU SALES Millions
  Residential                                           21           23            27            24          23            26
  Commercial                                             8            9            11            10          10            10
  Industrial                                             6            6             5             5           6             6
  Off system sales                                       1            5            --            --          --            --
                                              --------------------------------------------------------------------------------------
TOTAL MMBTU SALES                                       36           43            43            39          39            42
                                              ======================================================================================

NATURAL GAS CUSTOMERS End of Year
  Residential                                      263,405      263,588       260,989       257,848     254,328       251,171
  Commercial                                        30,245       30,147        29,911        29,446      29,037        28,676
  Industrial                                           407          412           402           378         351           307
                                              --------------------------------------------------------------------------------------
TOTAL NATURAL GAS CUSTOMERS                        296,057      294,147       291,302       287,672     283,716       280,154
                                              ======================================================================================







                                                        1998 Annual Report    45

                              INVESTOR INFORMATION



                     COMMON STOCK AND DIVIDEND INFORMATION

   Ameren's common stock is listed on the New York Exchange (ticker symbol:
AEE). AEE began trading on January 2, 1998, following the merger of Union Electric Company (UEP) and CIPSCO Incorporated (CIP) on December 31, 1997.

   Common stockholders of record totaled 16,000 for Ameren at December 31, 1998. The following includes the price ranges and dividends paid per common share for AEE during 1998 and UEP and CIP during 1997:

AEE 1998
--------------------------------------------------------------------------------
Quarter Ended           High          Low           Close         Dividends Paid
March 31                $43 1/8      $35 9/16       42 1/8          63 1/2(cent)
June 30                  42 9/16      37 5/8        39 3/4          63 1/2
September 30             42 1/4       37            41 15/16        63 1/2
December 31              44 5/16      39 1/16       42 11/16        63 1/2
                        --------------------------------------------------------
UEP 1997
--------------------------------------------------------------------------------
Quarter Ended           High          Low           Close         Dividends Paid
March 31                $39 3/4       $36 1/4        36 7/8         63 1/2(cent)
June 30                  37 13/16      34 1/2        37 11/16        63 1/2
September 30             38 7/8        36 7/16       38 7/16        63 1/2
December 31              43 3/4        35 5/8        43 1/4         63 1/2
                        --------------------------------------------------------
CIP 1997
--------------------------------------------------------------------------------
Quarter Ended           High          Low           Close         Dividends Paid
March 31                $37           $34 7/8        35 1/2         52 (cent)
June 30                  36 5/8        33 1/2        36 9/16        53
September 30             38 9/16       36            38 1/8         53
December 31              45            36 3/8        44 1/4         53
                        --------------------------------------------------------

    Annual Meeting

    The annual meeting of Ameren stockholders will convene at 9 a.m., Tuesday, April 27, 1999, at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri, The annual meeting of Union Electric Company and Central Illinois Public Service Company stockholders will convene at 9 a.m., Thursday, April 22, 1999, at Ameren's General Office Building, One Ameren Plaza, 1901 Chouteau, St. Louis, Missouri.

DRPlus

Through DRPlus -- Ameren's dividend reinvestment and stock purchase plan -- stockholders, customers and employees of Ameren and its subsidiaries can:

- make cash investments by check or automatic direct debit to their bank accounts to purchase Ameren common stock, totaling up to $120,000 annually.
- reinvest their dividends in Ameren common stock -- or receive Ameren dividends in cash.
- place Ameren common stock certificates in safekeeping and receive regular account statements.

    If you have not yet exchanged your Union Electric COmpany or CIPSCO Incorporated common stock certificates for Ameren stock certificates, please contact the Investor Service Department.

    This is not an offer to sell, or a solicitation of an offer to buy, any securities.

Direct Deposit of Dividends

    All register Ameren common and Union Electric Company and Central Illinois Public Service Company preferred stockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.

Ameren's Web Site

    To obtain AEE's daily stock price, recent financial statistics and other information about the company, visit Ameren's home page on the Internet. Ameren's web site address is:
http:\\www.ameren.com

Investor Services

The company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (central time). Please write or call:

Ameren Services Company
Investor Service Department
P.O. box 66887
St. Louis, MO 63166-6887
St. Louis area 554-3502
Toll-free 1-800-255-2237

Office
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
314-621-3222

Ameren Common and Union Electric Company and Central Illinois Public Service Company Preferred Stock Transfer Agent, Registrar and Paying Agent.



Ameren Service Company