Form 10-K, Exhibit 13
period 1999-12-31
AMEREN CORP
filed 2000-03-30
CIK 1002910

                                                                      EXHIBIT 13


page 14  Ameren Corporation  1999 Annual Report

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


Charles W. Mueller                                Donald E. Brandt
Charles W. Mueller                                Donald E. Brandt
Chairman, President and Chief Executive Officer   Senior Vice President, Finance
February 2, 2000                                  February 2, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AMEREN CORPORATION:
   In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows appearing on pages 23-27 of this annual report present fairly, in all material respects, the financial position of Ameren Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Central Illinois Public Service Company and CIPSCO Investment Company, wholly-owned subsidiaries of Ameren Corporation, for the year ended December 31, 1997, which combined statements reflect total revenues of $863,441,000 for the year ended December 31, 1997. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Central Illinois Public Service Company and CIPSCO Investment Company for the year ended December 31, 1997, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
February 2, 2000
                                                       www.ameren.com    page 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
   Ameren Corporation (Ameren) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming subsidiaries of Ameren (the Merger). As a result of the Merger, Ameren has a 60% ownership interest in Electric Energy, Inc. (EEI). That interest is consolidated for financial reporting purposes. Since the Merger, Ameren has formed AmerenEnergy, Inc. (AmerenEnergy), Ameren Development Company, Ameren Intermediate Holding Company, Inc., and Ameren Services Company. AmerenEnergy, an energy marketing subsidiary, primarily serves as a power marketing agent for the operating utility subsidiaries and provides a range of energy and risk management services to targeted customers. Ameren Development Company is a nonregulated subsidiary encompassing Ameren's nonregulated products and services. Ameren Intermediate Holding Company, Inc. is a holding company for the proposed Illinois nonregulated generating subsidiary and its proposed marketing affiliate (see discussion below under "Electric Industry Restructuring - Illinois" and Note 2-Regulatory Matters under Notes to Consolidated Financial Statements for further information). Ameren Services Company provides shared support services to Ameren and all of its subsidiaries.
   The Merger was accounted for as a pooling of interests; therefore, the consolidated financial statements are presented as if the Merger were consummated as of the beginning of the earliest period presented. However, the consolidated financial statements are not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of the future results of operations, financial position or cash flows.
   References to the Company are to Ameren on a consolidated basis; however, in certain circumstances, the subsidiaries are separately referred to in order to distinguish between their different business activities.


RESULTS OF OPERATIONS
EARNINGS
   Earnings for 1999, 1998 and 1997, were $385 million ($2.81 per share), $386 million ($2.82 per share) and $335 million ($2.44 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, primarily: sales growth, weather variations, credits to electric customers, electric rate reductions, gas rate increases, competitive market forces, fluctuating operating costs (including Callaway Nuclear Plant refueling outages), charges for coal contract terminations and a targeted employee separation plan, merger-related expenses, changes in interest expense, changes in income and property taxes, and an extraordinary charge.
   In the fourth quarter of 1999, the Company recorded a nonrecurring charge to earnings in connection with coal contract terminations with two coal suppliers. The charge reduced earnings $31 million, net of income taxes, or 23 cents per share (see discussion below under "Electric Operations" and Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). In 1998, the Company also recorded a nonrecurring charge to earnings in connection with a targeted separation plan it offered to employees in July 1998. That charge reduced earnings $15 million, net of income taxes, or 11 cents per share (see Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information). In addition, the Company recorded an extraordinary charge to earnings in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes, or 38 cents per share (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).
   The significant items affecting revenues, expenses and earnings for the years ended December 31, 1999, 1998 and 1997 are detailed in the following pages.

ELECTRIC OPERATIONS
ELECTRIC REVENUES

                               Variations from Prior Year
In Millions                    1999       1998       1997
-----------------------------------------------------------
Rate variations               $ (17)      $(13)      $  -
Credit to customers               5        (24)        28
Effect of abnormal weather      (53)        61          3
Growth and other                 57         45          5
Interchange sales               177         16        (43)
EEI sales                        24        (55)         9
                              ---------------------------
                              $ 193       $ 30       $  2
                              ---------------------------

   Electric revenues for 1999 increased $193 million, compared to 1998, primarily due to a 9% increase in total kilowatthour sales. This increase was primarily driven by a 60% increase in interchange sales, due to strong marketing efforts by AmerenEnergy, and a 12% increase in EEI sales. Also contributing to the revenue increase was a decrease in the credit to Missouri electric customers, partially offset by the credit to Illinois electric customers (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). Partially offsetting these increases, weather-sensitive residential and commercial sales decreased 2% and 1%, respectively, while industrial sales remained flat. In addition, revenues were lower due to rate decreases in both Missouri and Illinois (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).
   Electric revenues for 1998 increased $30 million, compared to 1997. Revenues increased primarily due to higher sales to retail customers within the Company's service territory, as a result of warm summer weather and economic growth in the service area. Weather-sensitive residential and commercial sales increased 6% and 4%, respectively, while industrial sales grew 2%. Additionally, interchange revenues increased 7%, despite a 14% page 16 Ameren Corporation 1999 Annual Report decline in interchange sales, due to market conditions. These increases were partially offset by an increase in credits to Missouri electric customers (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information) and lower sales by EEI.
   Electric revenues for 1997 were flat compared to 1996, reflecting a decrease in the Missouri electric customer credits recorded in 1997, versus 1996 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information), partly offset by a 1% decrease in kilowatthour sales. The kilowatthour sales decrease was due to a 13% decrease in interchange sales, due to market conditions; a 1% decline in residential sales; and differences in the classification of certain interchange and purchased power transactions, resulting from the Federal Energy Regulatory Commission (FERC) Order 888. These decreases were partly offset by increases in commercial and industrial sales of 1% and 2%, respectively, attributable to economic growth. In addition, sales at EEI were up 6% over 1996.

FUEL AND PURCHASED POWER

                                        Variations from Prior Year
In Millions                              1999     1998       1997
------------------------------------------------------------------
Fuel:
  Generation                             $ 10     $  9       $ 25
  Price                                   (15)     (23)       (24)
  Generation efficiencies and other        (8)       -         (5)
  Coal contract termination payments       52        -          -
Purchased power                           117       (3)       (50)
EEI                                        37      (39)        10
                                         ------------------------
                                         $193     $(56)      $(44)
                                         ------------------------

   The $193 million increase in fuel and purchased power costs for 1999, compared to 1998, was primarily due to increased generation and purchased power, resulting from higher sales volume, increased fuel and purchased power costs at EEI and coal contract termination payments discussed below, partially offset by lower fuel costs.
   In the fourth quarter of 1999, AmerenCIPS and two of its coal suppliers executed agreements to terminate their existing coal supply contracts effective December 31, 1999. Under these agreements, AmerenCIPS made termination payments to the suppliers totaling approximately $52 million. These termination payments were recorded as a nonrecurring charge in the fourth quarter of 1999. Total pretax fuel cost savings from these termination agreements are estimated to be $183 million (or $131 million net of the termination payments) through 2010, which is the maximum period that would have remained on any of the terminated coal supply contracts. Approximately $66 million of pretax fuel cost savings is expected to be realized over the next three years. See Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information.
   The $56 million decrease in fuel and purchased power costs for 1998, compared to 1997, was primarily driven by lower fuel and purchased power costs at EEI as a result of fewer sales. In addition, fuel cost reductions were realized due to lower fuel prices, as well as through the joint dispatch of generation. Upon consummation of the Merger, AmerenUE and AmerenCIPS began jointly dispatching generation, therefore allowing the Company to utilize the most cost efficient plants of both operating companies to serve customers in either service territory. These decreases were partially offset by increased generation to serve native load demand. The decrease in 1997 fuel and purchased power costs was primarily due to reduced purchased power costs, resulting from relatively flat native load sales and lower interchange sales, as well as lower fuel prices, offset by greater generation.

GAS OPERATIONS
   Gas revenues in 1999 increased $12 million, compared to 1998, primarily due to Illinois gas rate increases which became effective in February 1999 (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information) and higher gas costs recovered through the Company's purchased gas adjustment clauses. These increases were partially offset by an 8% decline in retail sales, resulting primarily from milder weather, as well as a decrease in off-system sales of gas to others. Gas revenues in 1998 decreased $33 million, compared to 1997, primarily due to an 8% decline in retail sales resulting from milder winter weather and lower gas costs reflected in the Company's purchased gas adjustment clauses. These decreases were partially offset by benefits realized from a Missouri gas rate increase effective February 1998 (see Note 2-Regulatory Matters under Notes to Consolidated Financial Statements for further information). Gas revenues in 1997 decreased $4 million, primarily due to a 12% decrease in retail sales. Milder winter weather resulted in a decline in weather-sensitive residential and commercial sales of 15% and 18%, respectively. These decreases were partly offset by a 20% increase in industrial sales and an increase in off-system sales of gas to others.
   Gas costs in 1999 increased $13 million compared to 1998. This increase in gas costs was primarily due to higher gas prices, partially offset by lower total sales. Gas costs in 1998 declined $42 million, compared to 1997, due to lower sales and lower gas prices. Gas costs for 1997 remained flat, as compared to those of 1996.

OTHER OPERATING EXPENSES
   Other operating expense variations in 1997 through 1999 reflected recurring factors such as growth, inflation, labor and benefit increases, in addition to the capitalization of certain costs as a result of a Missouri Public Service Commission (MoPSC) Order and a charge for the targeted employee separation plan (TSP), as discussed below.
   In 1998, the Company announced plans to reduce its other operating expenses, including plans to eliminate approximately 400 employee positions by mid-1999 through a hiring freeze and the TSP. During the third quarter of 1998, a nonrecurring, pretax charge of $25 million was recorded, representing costs incurred to implement the TSP. The elimination of these positions, exclusive of the nonrecurring charge, reduced the Company's operating expenses approximately $15 million in 1998, and approximately $22 million in 1999, and is expected to reduce the Company's operating expenses by approximately $20 million to $25 million
                                                       www.ameren.com    page 17

each year thereafter. See Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information.
   Other operating expenses decreased $18 million in 1999, compared to 1998. This decrease was primarily due to the 1998 charge for the TSP and related reduced workforce and the capitalization of certain costs (including computer software costs) that had previously been expensed for the Company's Missouri electric operations. The capitalization was a result of the MoPSC Order received in December 1999 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). These decreases were partially offset by current year expenses associated with electric industry deregulation in Illinois. The $62 million increase in other operations expense in 1998, compared to 1997, was primarily due to the charge for the TSP and increases in injuries and damages expense and information system-related costs. In 1997, other operations expenses increased $41 million, primarily due to increases in information system-related costs, labor, and injuries and damages expenses.
   Maintenance expenses increased $59 million in 1999, compared to 1998.
This increase was primarily due to increased power plant maintenance and tree-trimming activity. The expenses incurred for the 35-day refueling outage in the fall of 1999 at the Callaway Nuclear Plant were comparable to those for the 31-day spring 1998 refueling outage. No refueling outage is scheduled for 2000. Maintenance expenses increased $2 million in 1998, compared to 1997, due to the refueling outage at the Callaway Nuclear Plant, partially offset by less scheduled fossil power plant maintenance. Maintenance expenses for 1997 increased $8 million, primarily resulting from increased scheduled fossil plant maintenance, partly offset by decreased expenses at the Callaway Plant due to the absence of a refueling outage in 1997.
   Depreciation and amortization expense was relatively flat in 1999 and 1998, compared to the prior year periods. Depreciation and amortization expense increased $7 million in 1997, due to increased depreciable property.

TAXES
   Income tax expense from operations decreased $9 million in 1999, compared to 1998, due to lower pretax income. Income tax expense from operations increased $33 million in 1998, compared to 1997, due to higher pretax income and a higher effective tax rate. Income tax expense from operations decreased $19 million in 1997, principally due to lower pretax income and a lower effective tax rate.
   Other tax expense decreased $26 million in 1999, compared to 1998, primarily due to a decrease in gross receipts taxes related to the Company's Illinois jurisdiction. This decrease is the result of the restructuring of the Illinois public utility tax whereby gross receipts taxes are no longer recorded as electric revenues and gross receipts tax expense.

OTHER INCOME AND DEDUCTIONS
   Miscellaneous, net increased $8 million, compared to 1998, primarily due to the write-off of certain nonregulated investments in 1999 and gains on the sale of property realized in 1998 but not in 1999. Miscellaneous, net decreased $8 million for 1998, compared to 1997, due to increased interest income and gains on the sale of property. Miscellaneous, net decreased $11 million for 1997, compared to 1996, primarily due to the capitalization of certain merger-related costs in 1997 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

INTEREST
   Interest expense decreased $13 million in 1999, primarily due to a lower amount of debt outstanding throughout the year. Interest expense decreased $4 million in 1998, compared to 1997, due to lower interest rates and a decrease in other interest expense, partially offset by an increase in interest on a higher amount of debt outstanding. Interest expense increased $5 million in 1997, primarily due to higher debt outstanding during the year at higher interest rates.

BALANCE SHEET
   The $22 million increase in trade accounts receivable and unbilled revenue was due primarily to higher sales and revenues in November and December 1999, compared to the same 1998 period. The $20 million decrease in accounts receivable and unbilled revenues at December 31, 1998, compared to 1997, was due to lower sales and revenues in November and December 1998, compared to the same 1997 time period, due to mild winter weather.
   The $84 million increase in other current liabilities was primarily due to the timing of credit payments to electric customers in the Company's Missouri and Illinois jurisdictions, as well as an increase in a liability for an estimated rate reduction for Missouri electric customers retroactive to September 1, 1998 (see Note 2-Regulatory Matters under Notes to Consolidated Financial Statements for further information). The remaining variance is a result of the timing of various payments to suppliers.

LIQUIDITY AND CAPITAL RESOURCES
   Cash provided by operating activities totaled $918 million for 1999, compared to $803 million for 1998 and $708 million for 1997.
   Cash flows used in investing activities totaled $558 million, $323 million and $387 million, for the years ended December 31, 1999, 1998 and 1997, respectively. Expenditures in 1999 for constructing new or improving existing facilities and purchasing rail cars were $571 million. In addition, the Company spent $22 million to acquire nuclear fuel.
   Capital expenditures are expected to approximate $749 million in 2000.
For the five-year period 2000 through 2004, construction expenditures are estimated at $3.3 billion. This estimate includes capital expenditures of approximately $1 billion for the purchase of new combustion turbines (CTs) (see
Note 12-Commitments and Contingencies under Notes to Consolidated Financial Statements for further information), as well as expenditures that will be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed below.
   Title IV of the Clean Air Act Amendments of 1990 requires the Company to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide
(NOx) emissions by the year 2000. By switching to low-sulfur coal, early banking of emission credits and installing advanced NOx reduction combustion technology, the Company is meeting these requirements.

page 18  Ameren Corporation  1999 Annual Report

   In July 1997, the United States Environmental Protection Agency (EPA) issued regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. In May 1999, the U.S. Court of Appeals for the District of Columbia remanded the regulations back to the EPA for review. Litigation regarding appeals of these regulations is ongoing. New ambient standards may result in significant additional reductions in SO2 and NOx emissions from the Company's power plants by 2007. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.
   In an attempt to lower ozone levels across the eastern United States, the EPA issued the implementation of regulations in September 1998 to reduce NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). The implementation of these regulations has been delayed by the U.S. Court of Appeals for the District of Columbia until a legal challenge brought by various industries and states has been resolved. The proposed regulations mandate a 75% reduction from 1990 levels by the year 2003 and require states to develop plans to reduce NOx emissions to help alleviate ozone problem areas. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help to reduce the costs of compliance with these regulations. However, preliminary analysis of the regulations indicate that selective catalytic reduction technology may be required for some of the Company's units, as well as other additional controls.
   Currently, the Company estimates that its additional capital expenditures to comply with the final NOx regulations could range from $250 million to $300 million over the period from 1999 to 2003. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2003. The Company is exploring alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity.
   In November 1998, the United States signed an agreement with numerous other countries (the Kyoto Protocol) containing certain environmental provisions, which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Kyoto Protocol has not been ratified by the United States Senate. Implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenses by the Company. At this time, the Company is unable to determine the impact of these proposals on the Company's future financial condition, results of operations or liquidity.
   See Note 13 - Callaway Nuclear Plant under Notes to Consolidated
Financial Statements for a discussion of Callaway Plant decommissioning costs.
   Cash flows used in financing activities were $241 million for 1999, compared to $446 million for 1998 and $302 million for 1997. The Company's principal financing activities during 1999 included the issuance of $210 million of long-term debt, the redemption of $174 million of long-term debt and the payment of dividends.
   The Company plans to continue utilizing short-term debt to support normal operations and other temporary requirements. The Company and its subsidiaries are authorized by the Securities and Exchange Commission (SEC) under PUHCA to have up to an aggregate $2.8 billion of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10 to 45 days). At December 31, 1999, the Company had committed bank lines of credit aggregating $180 million, all of which was unused and available at such date, which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate or other options. The lines of credit are renewable annually at various dates throughout the year. The Company has bank credit agreements, expiring at various dates between 2000 and 2003, that support commercial paper programs totaling $800 million, $500 million of which is available for the Company's own use and for the use of its subsidiaries. The remaining $300 million is available for the use of the Company's regulated subsidiaries. At December 31, 1999, $520 million was unused and available. The Company had $80 million of short-term borrowings outstanding at year-end.
   AmerenUE also has a lease agreement that provides for the financing of nuclear fuel. At December 31, 1999, the maximum amount that could be financed under the agreement was $120 million. Cash used in financing for 1999 included issuances under the lease for nuclear fuel of $65 million, offset in part by $15 million of redemptions. At December 31, 1999, $116 million was financed under the lease. See Note 5 - Nuclear Fuel Lease under Notes to Consolidated Financial Statements for further information.
   The Company, in the ordinary course of business, explores opportunities to reduce its costs in order to remain competitive in the marketplace. Areas where the Company focuses its review include, but are not limited to, labor costs and fuel supply costs. In the labor area, the Company has recently reached agreements with many of the Company's major collective bargaining units which will permit it to manage its labor costs and practices effectively in the future. The Company also explores alternatives to effectively manage the size of its workforce. These alternatives include utilizing hiring freezes, outsourcing and offering employee separation packages. In the fuel supply area, the Company explores alternatives to effectively manage its overall fuel costs. These alternatives include diversifying fuel sources for use at the Company's fossil power plants (e.g. utilizing low-sulfur versus high-sulfur coal), as well as restructuring or terminating existing contracts with suppliers.
   Certain of these reduction alternatives could result in additional investments being made at the Company's power plants in order to utilize different types of coal, or could require nonrecurring payments of employee separation benefits or nonrecurring payments to restructure or terminate existing fuel contracts with a supplier. Management is unable to predict which (if any), and to what extent, these alternatives to reduce its overall cost structure will be executed. Management is unable to determine the impact of these actions on the Company's future financial position, results of operations or liquidity.

                                                       www.ameren.com    page 19

DIVIDENDS
   Common stock dividends paid in 1999 resulted in a payout rate of 90% of the Company's net income. Dividends paid to common stockholders in relation to net cash provided by operating activities for the same period were 38%.
   The Board of Directors does not set specific targets or payout parameters for dividend payments; however, the Board considers various issues including the Company's historic earnings and cash flow; projected earnings, cash flow and potential cash flow requirements; dividend payout rates at other utilities; return on investments with similar risk characteristics; and overall business considerations. On February 11, 2000, the Ameren Board of Directors declared a quarterly common stock dividend of 63.5 cents per share, payable March 31, 2000.

RATE MATTERS
   See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for a discussion of rate matters.

ELECTRIC INDUSTRY RESTRUCTURING
   Steps taken and being considered at the federal and state levels continue to change the structure of the electric industry and utility regulation, and encourage increased competition. At the federal level, the Energy Policy Act of 1992 reduced various restrictions on the operation and ownership of independent power producers and gave the FERC the authority to order electric utilities to provide transmission access to third parties.

   In April 1996, the FERC issued Order 888 and Order 889, which are intended to promote competition in the wholesale electric market. The FERC requires transmission-owning public utilities, such as AmerenUE and AmerenCIPS, to provide transmission access and service to others in a manner similar and comparable to that which the utilities have by virtue of ownership. Order 888 requires that a single tariff be used by the utility in providing transmission service. Order 888 also provides for the recovery of strandable costs, under certain conditions, related to the wholesale business.

   Order 889 established the standards of conduct and information requirements that transmission owners must adhere to in doing business under the open access rule. Under Order 889, utilities must obtain transmission service for their own use in the same manner their customers will obtain service, thus mitigating market power through control of transmission facilities. In addition, under Order 889, utilities must separate their merchant function (buying and selling wholesale power) from their transmission and reliability functions.
   The Company believes that Order 888 and Order 889, which relate to its wholesale business, will not have a material adverse effect on its financial condition, results of operations or liquidity.
   In 1998, Ameren's operating utility subsidiaries joined a group of companies that support the formation of the Midwest Independent System Operator (Midwest
ISO). An ISO operates, but does not own, electric transmission systems and maintains system reliability and security, while alleviating pricing issues associated with the "pancaking" of rates. The Midwest ISO would be regulated by the FERC. Thirteen transmission-owning utilities have joined the Midwest ISO as of December 31, 1999. The FERC conditionally approved the formation of the Midwest ISO in September 1998, and it is expected to be operational during the year 2001. The MoPSC and the Illinois Commerce Commission (ICC) have authorized AmerenUE and AmerenCIPS to join the Midwest ISO and to transfer control of their transmission facilities to the Midwest ISO. The Midwest ISO covers 14 states, represents portions of 60,000 miles of transmission line and controls $8 billion of assets. The Company believes that the operation of the Midwest ISO will not have a material adverse effect on its financial condition, results of operations or liquidity.
   In December 1999, the FERC issued Order 2000 relating to Regional Transmission Organizations (RTOs) that would meet certain characteristics such as size and independence. Order 2000 calls on all transmission owners to join RTOs. In particular, all public utilities that own, operate, or control interstate transmission facilities must file with the FERC by October 15, 2000, a proposal for an RTO, or alternatively a description of efforts by the utility to join an RTO. The Company expects that its participation in the Midwest ISO will satisfy the requirements of Order 2000.

ILLINOIS
   Certain states are considering proposals or have adopted legislation that will promote competition at the retail level. In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the Illinois Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy at retail in Illinois.
   Major provisions of the Illinois Law include the phasing-in through 2002 of retail direct access, which allows customers to choose their electric generation suppliers. The phase-in of retail direct access began on October 1, 1999, with large commercial and industrial customers principally comprising the initial group. The customers in this group represent approximately 10% of the Company's total sales. As of December 31, 1999, the impact of retail direct access on the Company's financial condition, results of operations or liquidity was immaterial. Retail direct access will be offered to the remaining commercial and industrial customers on December 31, 2000, and to residential customers on May 1, 2002.
   In addition, the Illinois Law included a 5% rate decrease for residential customers that became effective in August 1998. This rate decrease reduced electric revenues $8 million in 1999 compared to 1998 and is expected to impact electric revenues by approximately $14 million annually, based on estimated levels of sales and assuming normal weather conditions. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In 1998, the Company eliminated its Uniform Fuel Adjustment Clauses (FACs) as allowed by the Illinois Law, which benefited shareholders in 1998 and 1999 and is expected to benefit shareholders in the future (see Note 1
- Summary of Significant Accounting Policies under Notes to Consolidated Financial Statements for further information). The Illinois Law contains a provision allowing for the potential recovery of a portion of strandable costs, which page 20 Ameren Corporation 1999 Annual Report represent costs that would not be recoverable in a restructured environment, through a transition charge collected from customers who choose an alternate electric supplier. In addition, the Illinois Law contains a provision requiring a portion of excess earnings (as defined under the Illinois Law) for the years 1998 through 2004 to be refunded to customers. As of December 31, 1999, the Company recorded an estimated $5 million credit it expects to return to its Illinois customers under the Illinois Law for the two-year period ended
December 31, 1999. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.
   In December 1997, after evaluating the impact of the Illinois Law, the Company determined that it was necessary to write-off the generation-related regulatory assets and liabilities of its Illinois retail electric business. This extraordinary charge reduced 1997 earnings $52 million, net of income taxes, or 38 cents per share. The Company has also concluded that its remaining net generation-related assets are not impaired for financial reporting purposes and that no plant writedowns are necessary at this time. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.
   In conjunction with another provision of the Illinois Law, in July 1999, AmerenCIPS filed a notice with the ICC that it intends to transfer AmerenCIPS' generating facilities (all in Illinois) to a new nonregulated subsidiary of Ameren. The formation of the new generating subsidiary, as well as the transfer of AmerenCIPS' generating assets and liabilities (at historical net book value) and certain power sales contracts, is subject to various regulatory proceedings. Certain regulatory approvals were received from the ICC, the FERC, and the MoPSC. An additional PUHCA-related determination that will permit the new generating subsidiary to operate as an Exempt Wholesale Generator will be sought from the FERC. The generating subsidiary will include most of the new combustion turbine generators being acquired by Ameren, in addition to the AmerenCIPS facilities (see Note 2-Regulatory Matters and Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). The new subsidiary is expected to be operational in mid-2000, subject to the outcome of these regulatory proceedings.
   Once the transfer is completed, a power sales agreement would be in place between the new generating subsidiary and a nonregulated marketing affiliate for all generation. The marketing affiliate would have a power sales agreement with AmerenCIPS to supply it sufficient generation to meet native load requirements over the term of the agreement. Power will continue to be jointly dispatched between AmerenUE and the new generating subsidiary.
   The proposed transfer of AmerenCIPS' generating assets and liabilities had no effect on the Company's financial statements as of December 31, 1999.

MISSOURI
   In Missouri, where approximately 73% of the Company's retail electric revenues are derived, a task force appointed by the MoPSC investigated electric industry restructuring and competition. In 1998 the task force issued a report to the MoPSC that addressed many of the restructuring issues, but did not provide a specific recommendation or approach to restructure the industry. In addition, in 1998, the MoPSC staff issued a proposed plan for restructuring Missouri's electric industry. The staff's plan addressed a number of issues of concern if the industry is restructured in Missouri. It also included a proposal for less than full recovery of strandable costs. The staff's plan has not been addressed by the MoPSC. A joint committee of the Missouri legislature is also conducting hearings on these issues. Several restructuring bills were introduced by the Missouri legislature in 1999 and 2000. The Company is unable to predict the timing or ultimate outcome of electric industry restructuring in the state of Missouri.

SUMMARY
   In summary, the potential negative consequences associated with electric industry restructuring could be significant and could include the impairment and writedown of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expenses. The Company is actively taking steps to mitigate these potential negative consequences. Most importantly, the Company will continue to focus on cost control to ensure that it maintains a competitive cost structure, which includes the recent termination of high-cost coal supply contracts (see Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). Also, in Illinois, the Company's actions include establishing a nonregulated generating subsidiary and expanding its generation assets, strengthening the Company's trading and marketing operations to maintain its current customers and obtain new customers, and enhancing its information systems. The Company believes that these actions will position the Company well in the competitive Illinois marketplace. In Missouri, the Company is actively involved in all major deliberations taking place surrounding electric industry restructuring in an effort to ensure that restructuring legislation, if any, contains an orderly transition and is equitable to the Company's shareholders. The Company is also actively involved in shaping the policies of the Midwest ISO to protect its shareholders' interests. At this time, the Company is unable to predict the ultimate impact of electric industry restructuring on the Company's future financial condition, results of operations or liquidity.

YEAR 2000 ISSUE
   The Year 2000 Issue relates to how dates are stored and used in computer systems, applications, and embedded systems. As the century date change occurred, certain date-sensitive systems had to recognize the year as 2000 and not as 1900. This inability to recognize and properly treat the year as 2000 could have caused these systems to process critical financial and operational information incorrectly. Management implemented a Year 2000 plan and briefed Ameren's Board of Directors about the Year 2000 Issue and how it might have affected the Company. The Company encountered no significant problems associated with the Year
                                                       www.ameren.com    page 21

2000 Issue at year-end. In addressing the Year 2000 Issue, the Company incurred internal labor costs as well as external consulting and other expenses to prepare for the new century. As of December 31, 1999, the Company had expended approximately $8 million in external costs (consulting fees and related costs). The impact of the Year 2000 Issue on the Company's financial condition, results of operations or liquidity was immaterial. The Company will continue to monitor date-sensitive systems as certain key dates occur throughout the year.

CONTINGENCIES
   See Note 2 - Regulatory Matters, Note 12 - Commitments and Contingencies and
Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for material issues existing at December 31, 1999.

MARKET RISK RELATED TO FINANCIAL INSTRUMENTS
AND COMMODITY INSTRUMENTS
   Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in market variables (e.g., interest rates, equity prices, commodity prices, etc.). The following discussion of the Company's risk management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the "forward-looking" statements. The Company handles market risks in accordance with established policies, which may include entering into various derivative transactions. In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operational, and credit risk and are not represented in the following analysis.

INTEREST RATE RISK
   The Company is exposed to market risk through changes in interest rates through its issuance of both long-term and short-term variable-rate debt, fixed-rate debt, commercial paper and auction market preferred stock. The Company manages its interest rate exposure by controlling the amount of these instruments it holds within its total capitalization portfolio and by monitoring the effects of market changes in interest rates.
   If interest rates increase 1% in 2000, as compared to 1999, the Company's interest expense would increase by approximately $9 million, and net income would decrease by approximately $5 million. This amount has been determined using the assumptions that the Company's outstanding variable-rate debt, commercial paper and auction market preferred stock, as of December 31, 1999, continued to be outstanding throughout 2000, and that the average interest rates for these instruments increased 1% over 1999. The model does not consider the effects of the reduced level of potential overall economic activity that would exist in such an environment. In the event of a significant change in interest rates, management would likely take actions to further mitigate its exposure to this market risk. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in the Company's financial structure.

COMMODITY PRICE RISK
   The Company is exposed to changes in market prices for natural gas, fuel and electricity. With regard to its natural gas utility business, the Company's exposure to changing market prices is in large part mitigated by the fact that the Company has Purchased Gas Adjustment Clauses (PGAs) in place in both its Missouri and Illinois jurisdictions. The PGAs allow the Company to pass on to its customers its prudently incurred costs of natural gas. With approval of the MoPSC, AmerenUE participated in an experimental program to control the volatility of gas prices paid by its Missouri customers in the 1998-1999 winter months through the purchase of financial instruments. This program concluded in April 1999.
   Since the Company does not have a provision similar to the PGA for its electric operations, the Company has entered into several long-term contracts with various suppliers to purchase coal and nuclear fuel to manage its exposure to fuel prices. (See Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). With regard to the Company's exposure to commodity price risk for purchased power and excess electricity sales, the Company has established a subsidiary, AmerenEnergy, whose primary responsibility includes managing market risks associated with changing market prices for electricity purchased and sold on behalf of the Company's operating subsidiaries, AmerenUE and AmerenCIPS.
   AmerenEnergy utilizes several techniques to mitigate its market risk for electricity, including utilizing derivative financial instruments. A derivative is a contract whose value is dependent on or derived from the value of some underlying asset. The derivative financial instruments that AmerenEnergy is allowed to utilize (which include forward contracts, futures contracts, and option contracts) are dictated by a risk management policy, which has been reviewed with the Auditing Committee of Ameren's Board of Directors. Compliance with the risk management policy is the responsibility of a risk management steering committee, consisting of Company officers and an independent risk management officer at AmerenEnergy.
   As of December 31, 1999, the fair value of derivative financial instruments exposed to commodity price risk was immaterial. AmerenEnergy's primary use of derivatives has been limited to transactions that are either risk-neutral or that reduce price risk exposure of the Company.

EQUITY PRICE RISK
   The Company maintains trust funds, as required by the Nuclear Regulatory Commission and Missouri and Illinois state laws, to fund certain costs of nuclear decommissioning (see Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for further information). As of December 31, 1999, these funds were invested primarily in domestic equity securities, fixed-rate, fixed-income securities, and cash and cash equivalents. By maintaining a portfolio that includes long-term equity investments, the Company is seeking to maximize the returns to be utilized to fund nuclear decommissioning costs. However, the page 22 Ameren Corporation 1999 Annual Report equity securities included in the Company's portfolio are exposed to price fluctuations in equity markets, and the fixed-rate, fixed-income securities are exposed to changes in interest rates. The Company actively monitors its portfolio by benchmarking the performance of its investments against certain indices and by maintaining, and periodically reviewing, established target allocation percentages of the assets of its trusts to various investment options. The Company's exposure to equity price market risk is in large part mitigated due to the fact that the Company is currently allowed to recover its decommissioning costs in its rates.

ACCOUNTING MATTERS
   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. The intended use of the derivatives and their designation as either a fair value hedge, a cash flow hedge, or a foreign currency hedge will determine when the gains or losses on the derivatives are to be reported in earnings and when they are to be reported as a component of other comprehensive income. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS 133 to all fiscal quarters of all fiscal years, beginning after June 15, 2000. Earlier application is still encouraged. The Company expects to adopt SFAS 133 in the first quarter of 2001.
   The Company is currently evaluating the impact of SFAS 133 on its financial position and results of operations upon adoption. The Company's evaluation includes reviewing existing derivative instruments and contracts to determine the appropriate accounting for these items under SFAS 133. At this time, management believes that adoption of SFAS 133 will not have a material impact on the Company's financial position or results of operations upon adoption based on the derivative instruments which existed as of December 31, 1999. However, changing market conditions, the volume of future transactions which may fall within the scope of SFAS 133, and potential amendments to SFAS 133 could change management's current assessment. As a result, SFAS 133 could increase the volatility of the Company's future earnings and could be material to the Company's financial position and results of operations upon adoption.

EFFECTS OF INFLATION AND CHANGING PRICES
   The Company's rates for retail electric and gas utility service are generally regulated by the MoPSC and the ICC. Non-retail electric rates are regulated by the FERC.
   The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical costs through depreciation might not be adequate to replace plants in future years. Regulatory practice has been modified for the Company's generation portion of its business in its Illinois jurisdiction and may be modified in the future for the Company's Missouri jurisdiction (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In addition, the impact on common stockholders is mitigated to the extent depreciable property is financed with debt that is repaid with dollars of less purchasing power.
   In the Illinois retail jurisdiction, the cost of fuel for electric generation, which was previously reflected in billings to customers through Uniform Fuel Adjustment Clauses, has been added to base rates as provided for in the Illinois Law (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In the Missouri retail jurisdiction, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through a fuel adjustment clause. In Illinois and Missouri, changes in gas costs are generally reflected in billings to customers through Purchased Gas Adjustment Clauses.
   Inflation continues to be a factor affecting operations, earnings, stockholders' equity and financial performance.

SAFE HARBOR STATEMENT
   Statements made in this annual report to stockholders which are not based on historical facts, are "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such "forward-looking" statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance and the Year 2000 Issue. In connection with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. The following factors, in addition to those discussed elsewhere in this report and in subsequent securities filings, could cause results to differ materially from management expectations as suggested by such "forward-looking" statements: the effects of regulatory actions; changes in laws and other governmental actions; the impact on the Company of current regulations related to the phasing-in of the opportunity for some customers to choose alternative energy suppliers in Illinois; the effects of increased competition in the future due to, among other things, deregulation of certain aspects of the Company's business at both the state and Federal levels; future market prices for fuel and purchased power, electricity, and natural gas, including the use of financial instruments; average rates for electricity in the Midwest; business and economic conditions; interest rates; weather conditions; fuel prices and availability; generation plant performance; the impact of current environmental regulations on utilities and generating companies and the expectation that more stringent requirements will be introduced over time, which could potentially have a negative financial effect; monetary and fiscal policies; future wages and employee benefits costs; and legal and administrative proceedings.

                                                          www.ameren.com page 23

CONSOLIDATED STATEMENT OF INCOME

Thousands of Dollars,
Except Share and Per Share Amounts                   Year Ended December 31,     1999                  1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Electric                                                                  $   3,287,590        $   3,094,211        $   3,064,177
  Gas                                                                             228,298              216,681              249,815
  Other                                                                             7,743                7,316               12,551
                                                                            --------------------------------------------------------
     TOTAL OPERATING REVENUES                                                   3,523,631            3,318,208            3,326,543
                                                                            --------------------------------------------------------
OPERATING EXPENSES:
  Operations
   Fuel and purchased power                                                       973,277              780,123              836,445
   Gas                                                                            131,449              118,846              160,679
   Other                                                                          629,482              647,157              585,214
                                                                            --------------------------------------------------------
                                                                                1,734,208            1,546,126            1,582,338
                                                                            --------------------------------------------------------
  Maintenance                                                                     370,873              312,011              310,241
  Depreciation and amortization                                                   350,539              348,403              346,000
  Income taxes                                                                    258,870              267,673              234,179
  Other taxes                                                                     246,592              272,774              271,711
                                                                            --------------------------------------------------------
     TOTAL OPERATING EXPENSES                                                   2,961,082            2,746,987            2,744,469
                                                                            --------------------------------------------------------


OPERATING INCOME                                                                  562,549              571,221              582,074
                                                                            --------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                               7,161                5,001                5,244
  Miscellaneous, net                                                              (10,813)              (2,609)             (10,344)
                                                                            --------------------------------------------------------
     TOTAL OTHER INCOME AND (DEDUCTIONS)                                           (3,652)               2,392               (5,100)
                                                                            --------------------------------------------------------

INCOME BEFORE INTEREST CHARGES AND PREFERRED DIVIDENDS                            558,897              573,613              576,974
                                                                            --------------------------------------------------------

INTEREST CHARGES AND PREFERRED DIVIDENDS:
  Interest                                                                        168,275              181,580              185,368
  Allowance for borrowed funds used during construction                            (7,123)              (7,026)              (7,462)
  Preferred dividends of subsidiaries                                              12,650               12,562               12,532
                                                                            --------------------------------------------------------
     NET INTEREST CHARGES AND PREFERRED DIVIDENDS                                 173,802              187,116              190,438
                                                                            --------------------------------------------------------

INCOME BEFORE EXTRAORDINARY CHARGE                                                385,095              386,497              386,536

EXTRAORDINARY CHARGE, NET OF INCOME TAXES (NOTE 2)                                   --                   --                (51,820)
                                                                            --------------------------------------------------------

NET INCOME                                                                  $     385,095        $     386,497        $     334,716
                                                                            --------------------------------------------------------
EARNINGS PER COMMON SHARE - BASIC AND DILUTED
     (BASED ON AVERAGE SHARES OUTSTANDING)
  Income before extraordinary charge                                        $        2.81        $        2.82        $        2.82
  Extraordinary charge                                                               --                   --                   (.38)
                                                                            --------------------------------------------------------
  NET INCOME                                                                $        2.81        $        2.82        $        2.44
                                                                            --------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                             137,215,462          137,215,462          137,215,462
                                                                            --------------------------------------------------------

See Notes to Consolidated Financial Statements.

page 24  Ameren Corporation  1999 Annual Report

CONSOLIDATED BALANCE SHEET

Thousands of Dollars                                                   December 31,                  1999                   1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY AND PLANT, AT ORIGINAL COST:
  Electric                                                                                       $12,053,411             $11,761,306
  Gas                                                                                                491,708                 469,216
  Other                                                                                               92,696                  44,646
                                                                                                 -----------------------------------
                                                                                                  12,637,815              12,275,168
  Less accumulated depreciation and amortization                                                   5,891,340               5,602,816
                                                                                                 -----------------------------------
                                                                                                   6,746,475               6,672,352

  Construction work in progress:
     Nuclear fuel in process                                                                          88,830                 108,294
     Other                                                                                           329,880                 147,393
                                                                                                 -----------------------------------
     TOTAL PROPERTY AND PLANT, NET                                                                 7,165,185               6,928,039
                                                                                                 -----------------------------------

INVESTMENTS AND OTHER ASSETS:
  Investments                                                                                         66,476                  86,694
  Nuclear decommissioning trust fund                                                                 186,760                 161,877
  Other                                                                                               80,737                  78,091
                                                                                                 -----------------------------------
     TOTAL INVESTMENTS AND OTHER ASSETS                                                              333,973                 326,662
                                                                                                 -----------------------------------

CURRENT ASSETS:
  Cash and cash equivalents                                                                          194,882                  76,863
  Accounts receivable - trade (less allowance for doubtful
     accounts of $7,136 and $8,393, respectively)                                                    216,344                 198,193
  Unbilled revenue                                                                                   154,097                 150,481
  Other accounts and notes receivable                                                                 20,668                  76,919
  Materials and supplies, at average cost:
     Fossil fuel                                                                                     123,143                 112,908
     Other                                                                                           130,081                 132,884
  Other                                                                                               39,791                  22,912
                                                                                                 -----------------------------------
     TOTAL CURRENT ASSETS                                                                            879,006                 771,160
                                                                                                 -----------------------------------
REGULATORY ASSETS:
  Deferred income taxes                                                                              622,520                 633,529
  Other                                                                                              176,931                 188,049
                                                                                                 -----------------------------------
     TOTAL REGULATORY ASSETS                                                                         799,451                 821,578
                                                                                                 -----------------------------------
TOTAL ASSETS                                                                                     $ 9,177,615             $ 8,847,439
                                                                                                 -----------------------------------


See Notes to Consolidated Financial Statements.

                                                       www.ameren.com    page 25


Thousands of Dollars, Except Share and Per Share Amounts                          December 31,        1999                   1998
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES
CAPITALIZATION:
 Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding (Note 6)                                                        $    1,372            $    1,372
  Other paid-in capital, principally premium on common stock                                         1,582,501             1,582,548
  Retained earnings (see accompanying statement)                                                     1,505,827             1,472,200
                                                                                                    --------------------------------
     Total Common Stockholders' Equity                                                               3,089,700             3,056,120
  Preferred stock not subject to mandatory redemption (Note 6)                                         235,197               235,197
  Long-term debt (Note 8)                                                                            2,448,448             2,289,424
                                                                                                    --------------------------------
   TOTAL CAPITALIZATION                                                                              5,773,345             5,580,741
                                                                                                    --------------------------------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                                           4,010                 3,534
                                                                                                    --------------------------------



CURRENT LIABILITIES:
  Current maturity of long-term debt (Note 8)                                                          128,867               201,713
  Short-term debt                                                                                       80,165                58,528
  Accounts and wages payable                                                                           341,274               284,818
  Accumulated deferred income taxes                                                                     70,719                66,299
  Taxes accrued                                                                                        155,396               114,106
  Other                                                                                                300,747               216,889
                                                                                                    --------------------------------
     TOTAL CURRENT LIABILITIES                                                                       1,077,168               942,353
                                                                                                    --------------------------------



Commitments and Contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                                                    1,493,634             1,521,417
Accumulated deferred investment tax credits                                                            170,834               178,832
Regulatory liability                                                                                   188,404               198,937
Other deferred credits and liabilities                                                                 470,220               421,625
                                                                                                    --------------------------------

TOTAL CAPITAL AND LIABILITIES                                                                       $9,177,615            $8,847,439
                                                                                                    ================================

See Notes to Consolidated Financial Statements.

page 26  Ameren Corporation  1999 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of Dollars                              Year Ended December 31,            1999                1998                1997
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
  Income before extraordinary charge                                              $ 385,095           $ 386,497           $ 386,536
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                                    340,329             338,488             340,079
   Amortization of nuclear fuel                                                      36,068              36,855              37,126
   Allowance for funds used during construction                                     (14,284)            (12,027)            (12,706)
   Deferred income taxes, net                                                       (22,578)            (24,849)            (24,499)
   Deferred investment tax credits, net                                              (7,998)            (11,428)            (18,967)
   Changes in assets and liabilities:
     Receivables, net                                                                34,484              (6,658)             11,476
     Materials and supplies                                                          (7,432)            (18,209)             16,523
     Accounts and wages payable                                                      56,456              (8,573)             (3,626)
     Taxes accrued                                                                   41,290               3,540              45,321
     Other                                                                           76,145             119,608             (68,820)
                                                                                  --------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                    917,575             803,244             708,443
                                                                                  --------------------------------------------------

CASH FLOWS FROM INVESTING:
  Construction expenditures                                                        (570,807)           (324,905)           (380,593)
  Allowance for funds used during construction                                       14,284              12,027              12,706
  Nuclear fuel expenditures                                                         (21,901)            (20,432)            (35,432)
  Other                                                                              20,218              10,494              16,122
                                                                                  --------------------------------------------------
       NET CASH USED IN INVESTING ACTIVITIES                                       (558,206)           (322,816)           (387,197)
                                                                                  --------------------------------------------------

CASH FLOWS FROM FINANCING:
  Dividends on common stock                                                        (348,527)           (348,527)           (331,282)
  Redemptions:
   Nuclear fuel lease                                                               (15,138)            (67,720)            (28,292)
   Short-term debt                                                                     --               (27,738)               --
   Long-term debt                                                                  (174,444)           (273,444)           (123,444)
   Preferred stock                                                                     --                  --               (63,924)
  Issuances:
   Nuclear fuel lease                                                                64,972              16,439              40,337
   Short-term debt                                                                   21,637                --                17,198
   Long-term debt                                                                   210,150             255,000             187,000
                                                                                  --------------------------------------------------
       NET CASH USED IN FINANCING ACTIVITIES                                       (241,350)           (445,990)           (302,407)
                                                                                  --------------------------------------------------
       NET CHANGE IN CASH AND CASH EQUIVALENTS                                      118,019              34,438              18,839
       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                76,863              42,425              23,586
                                                                                  --------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $ 194,882           $  76,863           $  42,425
                                                                                  ==================================================
Cash paid during the periods:
  Interest (net of amount capitalized)                                            $ 162,705           $ 175,168           $ 162,459
  Income taxes                                                                    $ 247,428           $ 298,589           $ 249,477


SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION
An extraordinary charge to earnings was recorded in the fourth quarter of 1997 for the write-off of generation-related regulatory assets and liabilities of the Company's Illinois retail electric business as a result of electric industry restructuring legislation enacted in Illinois in December 1997. The write-off reduced earnings $52 million, net of income taxes. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.

See Notes to Consolidated Financial Statements.

                                                       www.ameren.com    page 27


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Thousands of Dollars                        Year Ended December 31,           1999             1998           1997
---------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                            $1,472,200        $1,434,658     $1,431,295
   Add:
      Net income                                                             385,095           386,497        334,716

   Deduct:
      Dividends                                                              351,468           348,955        331,353
                                                                          -------------------------------------------
BALANCE AT CLOSE OF PERIOD                                                $1,505,827        $1,472,200     $1,434,658
                                                                          ===========================================


SELECTED QUARTERLY INFORMATION
(Unaudited)

Thousands of Dollars, Except Per Share Amounts
-------------------------------------------------------------------------------------------------------------------------
Quarter Ended                                Operating             Operating           Net Income        Earnings (Loss)
                                              Revenues               Income              (Loss)          Per Common Share

MARCH 31, 1999 (a)                         $   735,902             $ 99,687            $ 54,359             $ .40
March 31, 1998 (a)                             700,810               90,432              39,927               .29
                                           -------------------------------------------------------------------------------
JUNE 30, 1999                                  859,884              130,512              86,519               .63
June 30, 1998 (b)                              821,777              128,158              83,632               .61
                                           -------------------------------------------------------------------------------
SEPTEMBER 30, 1999                           1,193,462              296,727             249,819              1.82
September 30, 1998 (c)                       1,117,118              283,652             236,657              1.73
                                           -------------------------------------------------------------------------------
DECEMBER 31, 1999 (d)                          734,383               35,623              (5,602)             (.04)
December 31, 1998                              678,503               68,979              26,281               .19
                                           ===============================================================================


(a) The first quarter of 1999 and 1998 included credits to Missouri electric customers that reduced net income approximately $11 million, or 8 cents per share, and $6 million, or 4 cents per share, respectively.
(b) The second quarter of 1998 included credits to Missouri electric customers that reduced net income approximately $18 million, or 14 cents per share. Callaway Plant refueling expenses, which decreased net income approximately $18 million, or 13 cents per share, were also included in the second quarter of 1998.
(c) The third quarter of 1998 included a nonrecurring charge related to the targeted employee separation plan that reduced net income $15 million, or 11 cents per share. (See Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information).
(d) The fourth quarter of 1999 included adjustments that increased earnings $9 million, or 6 cents per share, as a result of a Report and Order received from the Missouri Public Service Commission relating to the Company's alternative regulation plan. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). The fourth quarter of 1999 also included a charge of $31 million, or 23 cents per share, for coal supply contract terminations. (See Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). In addition, Callaway Plant refueling expenses, which decreased net income approximately $22 million, or 16 cents per share, were included in the fourth quarter of 1999.
Other changes in quarterly earnings are due to the effect of weather on sales and other factors that are characteristic of public utility operations.

See Notes to Consolidated Financial Statements.

page 28  Ameren Corporation  1999 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
   Ameren Corporation (Ameren) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming subsidiaries of Ameren (the Merger). The accompanying consolidated financial statements (the financial statements) reflect the accounting for the Merger as a pooling of interests and are presented as if the companies were combined as of the earliest period presented. However, the financial information is not necessarily indicative of the results of operations, financial position or cash flows that would have occurred had the Merger been consummated for the periods for which it is given effect, nor is it necessarily indicative of future results of operations, financial position or cash flows. The outstanding preferred shares of AmerenUE and AmerenCIPS were not affected by the Merger.
   The accompanying financial statements include the accounts of Ameren and its consolidated subsidiaries (collectively the Company). All subsidiaries for which the Company owns directly or indirectly more than 50% of the voting stock are included as consolidated subsidiaries. Ameren's primary operating companies, AmerenUE and AmerenCIPS, are engaged principally in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. The operating companies serve 1.5 million electric and 300,000 natural gas customers in a 44,500-square-mile area of Missouri and Illinois. The Company's nonregulated subsidiaries include CIC, an investing subsidiary; AmerenEnergy, Inc., an energy marketing subsidiary; Ameren Development Company, a nonregulated products and services subsidiary; Ameren Intermediate Holding Company, a holding company for the proposed Illinois nonregulated generating subsidiary and its proposed marketing affiliate (see Note 2 - Regulatory Matters for further information); and Ameren Services Company, a shared support services subsidiary. The Company also has a 60% interest in Electric Energy, Inc. (EEI). EEI owns and operates an electric generation and transmission facility in Illinois that supplies electric power primarily to a uranium enrichment plant located in Paducah, Kentucky. All significant intercompany balances and transactions have been eliminated from the consolidated Financial statements.

REGULATION
   Ameren is subject to regulation by the Securities and Exchange
Commission (SEC). AmerenUE is also regulated by the Missouri Public Service Commission (MoPSC), Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission (FERC). AmerenCIPS is also regulated by the ICC and the FERC. The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). See Note 2 - Regulatory Matters for further information.

PROPERTY AND PLANT
   The cost of additions to, and betterments of, units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads. An allowance for funds used during construction is also added for the Company's regulated assets, and interest during construction is added for nonregulated assets. Maintenance expenditures and the renewal of items not considered units of property are charged to income, as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage value, are charged to accumulated depreciation.

DEPRECIATION
   Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1999, 1998 and 1997 was approximately 3% of the average depreciable cost.

FUEL AND GAS COSTS
   In the Missouri and Illinois retail electric jurisdictions, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through fuel adjustment clauses. (See Note 2 - Regulatory Matters for further information.) In the Illinois jurisdiction in 1997, changes in fuel costs were generally reflected in billings to electric customers through fuel adjustment clauses. In the Illinois and Missouri retail gas jurisdictions, changes in gas costs are generally reflected in billings to gas customers through purchased gas adjustment clauses.

NUCLEAR FUEL
   The cost of nuclear fuel is amortized to fuel expense on a unit-of-production basis. Spent fuel disposal cost is charged to expense based on net kilowatthours generated and sold.

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

ALLOWANCE FOR FUNDS USED
DURING CONSTRUCTION
   Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's regulated construction program are capitalized as a cost of construction. AFC does not represent a current source of cash funds. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.
   Under accepted ratemaking practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates. The AFC ranges of rates used were 5% - 10% during 1999, 6% - 9% during 1998, and 8% - 9% during 1997.

UNAMORTIZED DEBT DISCOUNT,
PREMIUM AND EXPENSE
   Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues.

REVENUE
   The Company accrues an estimate of electric and gas revenues for service rendered, but unbilled, at the end of each accounting period.

                                                       www.ameren.com    page 29

ENERGY CONTRACTS
   The Emerging Issues Task Force of the Financial Accounting Standards Board
(EITF) Issue 98-10, "Accounting for Energy Trading and Risk Management Activities" became effective on January 1, 1999. EITF 98-10 provides guidance on the accounting for energy contracts entered into for the purchase or sale of electricity, natural gas, capacity and transportation. The EITF reached a consensus in EITF 98-10 that sales and purchase activities being performed need to be classified as either trading or nontrading. Furthermore, transactions that are determined to be trading activities would be recognized on the balance sheet measured at fair value, with gains and losses included in earnings. AmerenEnergy, Inc., an energy marketing subsidiary of Ameren, enters into contracts for the sale and purchase of energy on behalf of AmerenUE and AmerenCIPS. Currently, virtually all of AmerenEnergy's transactions are considered nontrading activities and are accounted for using the accrual or settlement method, which represents industry practice. EITF 98-10 did not have a material impact on the Company's financial position or results of operations upon adoption.

SOFTWARE
   Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" became effective on January 1, 1999. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Under SOP 98-1, certain costs may be capitalized and amortized over some future period. SOP 98-1 did not have a material impact on the Company's financial position or results of operations upon adoption.

EVALUATION OF ASSETS FOR IMPAIRMENT
   Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" prescribes general standards for the recognition and measurement of impairment losses. The Company determines if long-lived assets are impaired by comparing their undiscounted expected future cash flows to their carrying amount. An impairment loss is recognized if the undiscounted expected future cash flows are less than the carrying amount of the asset. SFAS 121 also requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings (see Note 2 - Regulatory Matters for further information). As of December 31, 1999, no impairment was identified.

STOCK COMPENSATION PLANS
   The Company applies Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees" in accounting for its plans. See Note 11 - Stock Option Plans for further information.

EARNINGS PER SHARE
   The Company's calculation of basic and diluted earnings per share resulted in the same earnings per share amounts for each of the years 1999, 1998 and 1997. The reconciling item in each of the years is comprised of assumed stock option conversions which increased the number of shares outstanding in the diluted earnings per share calculation by 38,786 shares, 29,787 shares and 7,318 shares in 1999, 1998 and 1997, respectively.

USE OF ESTIMATES
   The preparation of Financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATIONS
   Certain reclassifications have been made to prior-years' financial statements to conform with 1999 reporting.

NOTE 2
REGULATORY MATTERS
MISSOURI ELECTRIC
   In July 1995, the MoPSC approved an agreement establishing contractual obligations involving the Company's Missouri retail electric rates. Included was a three-year experimental alternative regulation plan (the Original Plan) that ran from July 1, 1995, through June 30, 1998, which provided that earnings in those years in excess of a 12.61% regulatory return on equity (ROE) be shared equally between customers and stockholders, and earnings above a 14% ROE be credited to customers. The formula for computing the credit used twelve-month results ending June 30, rather than calendar year earnings. In 1996, the Company recorded a $47 million credit for the first year of the Original Plan. This credit reduced earnings $28 million, or 20 cents per share. During 1997, the Company recorded a $20 million credit for the second year of the Original Plan, which reduced earnings $11 million, or 8 cents per share. In 1998, the Company recorded an estimated $43 million credit for the final year of the Original Plan, which reduced earnings $26 million, or 18 cents per share.
   Included in the joint agreement approved by the MoPSC in its February 1997 order authorizing the Merger, was a new three-year experimental alternative regulation plan (the New Plan) that runs from July 1, 1998, through June 30, 2001. Like the Original Plan, the New Plan requires that earnings over a 12.61% ROE up to a 14% ROE be shared equally between customers and shareholders. The New Plan also returns to customers 90% of all earnings above a 14% ROE up to a 16% ROE. Earnings above a 16% ROE are credited entirely to customers. In addition, the joint agreement provides for a Missouri electric rate decrease, retroactive to September 1, 1998, based on the weather-adjusted average annual credits to customers under the Original Plan. The Company estimated that its Missouri electric rate decrease should approximate $20 million on an annualized basis and reduced revenues accordingly since September 1998.
   In November 1998, the MoPSC staff proposed adjustments to the customer credit for the third year of the Original Plan. In addition, the MoPSC staff proposed adjustments to the Company's estimated Missouri electric rate decrease based upon their methodology of calculating the weather-adjusted credits. The determination of the credit for the third year of the Original Plan, as well as the determination of the Missouri electric rate decrease, were subject to regulatory proceedings before the MoPSC in 1999.
   On December 23, 1999, the MoPSC issued a Report and Order (Order) related to the customer credit for the third year of the Original Plan. Certain of the MoPSC staff's proposed adjustments were accepted by the MoPSC in the Order. In addition, the Order requires the Company to capitalize and amortize certain costs (including computer software costs) that had previously been expensed for its Missouri electric operations.

page 30  Ameren Corporation  1999 Annual Report

   Based on the provisions of the Order, the Company estimates that the credit for the third year of the Original Plan will approximate $31 million. In addition, with regard to the Missouri electric rate decrease, the Company, the MoPSC staff, and other parties reached a settlement related to the calculation of the weather-adjusted credits. As a result, the Company estimates that the annualized Missouri electric rate decrease will approximate $17 million. Both of these estimates are subject to final approval of the MoPSC.
   The provisions of the Order also have an impact on the estimated credit to electric customers recorded by the Company for the first year of the New Plan. As a result, the Company recorded an estimated credit of $25 million for the plan year ended June 30, 1999. In addition, the Company recorded an estimated $20 million credit for the 1999 portion of the second year of the New Plan. Also, the provision of the Order which requires the Company to capitalize and amortize certain costs (including computer software costs) that had been previously expensed resulted in the capitalization of approximately $20 million of costs in the fourth quarter of 1999.
   In summary, the provisions of the Order and the resulting changes in the Company's estimates of credits and Missouri electric rate decrease for the open years under the Original Plan and the New Plan resulted in an increase in earnings of approximately $9 million, or 6 cents per share in the fourth quarter of 1999.
   On December 30, 1999, the Company filed a request for rehearing with the MoPSC, asking that it reconsider its decision to adopt certain of the MoPSC staff's adjustments. On January 25, 2000, the MoPSC denied the Company's request. The Company plans to file an appeal with the courts.

GAS
   In February 1999, the ICC approved a $9 million total annual rate increase for natural gas service in AmerenUE's and AmerenCIPS' Illinois jurisdictions. The increase became effective in February 1999.
   In December 1997, the MoPSC approved a $12 million annual rate increase for natural gas service in AmerenUE's Missouri jurisdiction. The rate increase became effective in February 1998.

MIDWEST ISO
   In 1998, Ameren's operating subsidiaries joined a group of companies that support the formation of the Midwest Independent System Operator (Midwest ISO). An ISO operates, but does not own, electric transmission systems and maintains system reliability and security while alleviating pricing issues associated with the "pancaking" of rates. The Midwest ISO would be regulated by the FERC. Thirteen transmission-owning utilities have joined the Midwest ISO, as of December 31, 1999. The FERC conditionally approved the formation of the Midwest ISO in September 1998, and it is expected to be operational during the year 2001. The MoPSC and the ICC have authorized AmerenUE and AmerenCIPS to join the Midwest ISO and to transfer control of their transmission facilities to the Midwest ISO. The Midwest ISO covers 14 states, represents portions of 60,000 miles of transmission line and controls $8 billion in assets. The Company believes that the operation of the Midwest ISO will not have a material adverse effect on its financial condition, results of operations or liquidity.
   In December 1999, the FERC issued its Order 2000 relating to Regional Transmission Organizations (RTOs) that would meet certain characteristics such as size and independence. Order 2000 calls on all transmission owners to join RTOs. In particular, all public utilities that own, operate, or control interstate transmission facilities must file with the FERC by October 15, 2000, a proposal for an RTO, or alternatively a description of efforts by the utility to join an RTO. The Company expects that its participation in the Midwest ISO will satisfy the requirements of Order 2000.

ILLINOIS ELECTRIC RESTRUCTURING
   Certain states are considering proposals or have adopted legislation that will promote competition at the retail level. In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the Illinois Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy at retail in Illinois.
   Under the Illinois Law, retail direct access, which allows customers to choose their electric generation suppliers, will be phased in over several years. Access for commercial and industrial customers will occur over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002.
   As a requirement of the Illinois Law, in March 1999, AmerenUE and AmerenCIPS filed delivery service tariffs with the ICC. These tariffs would be used by electric customers who choose to purchase their power from alternate suppliers. On August 25, 1999, the ICC issued an order approving the delivery services tariffs, with an allowed rate of return on equity of 10.45%. AmerenUE and AmerenCIPS filed a joint petition for rehearing of that order requesting the ICC to alter its conclusions on a number of issues. On October 13, 1999, the ICC granted a rehearing on certain issues. An order on this reopened proceeding is expected in early 2000.
   The Illinois Law included a 5% residential electric rate decrease for the Company's Illinois electric customers, effective August 1, 1998. This rate decrease reduced electric revenues approximately $8 million in 1999. The Company may be subject to additional 5% residential electric rate decreases in each of 2000 and 2002, to the extent its rates exceed the Midwest utility average at that time. The Company's rates are currently below the Midwest utility average.
   As a result of the Illinois Law, AmerenUE and AmerenCIPS filed proposals with the ICC to eliminate their electric fuel adjustment clauses for Illinois retail customers, thereby including historical levels of fuel costs in base rates. The ICC approved AmerenUE's and AmerenCIPS' filings in early 1998.
   The Illinois Law also contains a provision requiring that one-half of excess earnings from the Illinois jurisdiction for the years 1998 through 2004 be refunded to Ameren's Illinois customers. Excess earnings are defined as the portion of the two-year average annual rate of return on common equity in excess of 1.5% of the two-year average of an Index, as defined in the Illinois Law. The Index is defined as the sum of the average for the twelve months ended September 30 of the average monthly yields of the 30-year US Treasury bonds, plus prescribed percentages ranging from 4% to 7%. Filings must be made with the ICC on, or before, March 31 of each year 2000 through 2005. As of December 31, 1999, the Company recorded an estimated $5 million credit it expects to return to its customers under the Illinois Law for the two-year period ended December 31, 1999.
   In conjunction with another provision of the Illinois Law, in July 1999, AmerenCIPS filed a notice with the ICC that it intends to transfer AmerenCIPS' generating facilities (all in Illinois) to a new nonregulated subsidiary of Ameren. The formation of the new generating subsidiary, as well as the transfer of AmerenCIPS' generating assets and liabilities (at historical
                                                       www.ameren.com    page 31

net book value) and certain power sales contracts, are subject to various regulatory proceedings. Certain regulatory approvals were received from the ICC, the FERC, and the MoPSC. An additional PUHCA-related determination that will permit the new generating subsidiary to operate as an Exempt Wholesale Generator will be sought from the FERC. The generating subsidiary will include most of the new combustion turbine generators being acquired by Ameren in addition to the AmerenCIPS facilities. (See Note 12 - Commitments and Contingencies for further information.) The new generating subsidiary is expected to be operational in mid-2000, subject to the outcome of these regulatory proceedings. The proposed transfer of AmerenCIPS' generating assets and liabilities had no effect on Ameren's financial statements as of December 31, 1999.
   Once the transfer is completed, a power sales agreement would be in place between the new generating subsidiary and a nonregulated marketing affiliate for all generation. The marketing affiliate would have a power sales agreement with AmerenCIPS to supply it sufficient generation to meet native load requirements over the term of the agreement. Power will continue to be jointly dispatched between AmerenUE and the new generating subsidiary.
   Other provisions of the Illinois Law include (1) potential recovery of a portion of strandable costs, which represent costs which would not be recoverable in a restructured environment, through a transition charge collected from customers who choose another electric supplier; (2) a mechanism to securitize certain future revenues; and (3) a provision relieving the Company of the requirement to file electric rate cases or alternative regulatory plans in Illinois, following the consummation of the Merger to reflect the effects of net merger savings.
   The Company's accounting policies and financial statements conform to GAAP applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues. For example, SFAS 71 allows the Company to record certain assets and liabilities (regulatory assets and regulatory liabilities) that are expected to be recovered or settled in future rates and would not be recorded under GAAP for nonregulated entities. In addition, reporting under SFAS 71 allows companies whose service obligations and prices are regulated to maintain assets on their balance sheets representing costs they reasonably expect to recover from customers, through inclusion of such costs in future rates. SFAS 101, "Accounting for the Discontinuance of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuance of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the portion of the business that no longer meets the SFAS 71 criteria. The EITF has concluded that application of SFAS 71 accounting should be discontinued once sufficiently detailed deregulation legislation is issued for a separable portion of a business for which a plan of deregulation has been established. However, the EITF further concluded that regulatory assets associated with the deregulated portion of the business, which will be recovered through tariffs charged to customers of a regulated portion of the business, should be associated with the regulated portion of the business from which future cash recovery is expected (not the portion of the business from which the costs originated). Those assets can therefore continue to be carried on the regulated entity's balance sheet to the extent such assets are recoverable. In addition, SFAS 121 establishes accounting standards for the impairment of long-lived assets.
   Due to the enactment of the Illinois Law, prices for the retail supply of electric generation are expected to transition from cost-based, regulated rates to rates determined in large part by competitive market forces in the state of Illinois. As a result, the Company discontinued application of SFAS 71 for the Illinois retail portion of its generating business (i.e., the portion of the Company's business related to the supply of electric energy in Illinois) in the fourth quarter of 1997. The Company evaluated the impact of the Illinois Law on the future recoverability of its regulatory assets and liabilities related to the generation portion of its business and determined that it was not probable that such assets and liabilities would be recovered through the cash flows from the regulated portion of its business. Accordingly, the Company's generation-related regulatory assets and liabilities of its Illinois retail electric business were written off in the fourth quarter of 1997, resulting in an extraordinary charge to earnings of $52 million, net of income taxes, or 38 cents per share. These regulatory assets and liabilities included previously incurred costs originally expected to be collected/refunded in future revenues, such as coal contract restructuring costs, deferred charges related to a generating plant, costs associated with an abandoned scrubber at a generating plant, and income tax-related regulatory assets and liabilities. In addition, the Company has evaluated whether the recoverability of the costs associated with its remaining net generation-related assets has been impaired as defined under SFAS 121. The Company has concluded that impairment, as defined under SFAS 121, does not exist and that no plant writedowns are necessary at this time. At December 31, 1999, the Company's net investment in generation facilities related to its Illinois retail jurisdiction approximated $861 million and was included in electric plant in-service on the Company's consolidated balance sheet.
   In August 1999, the Company filed a transmission system rate case with the FERC. This filing was primarily designed to implement rates, terms and conditions for transmission service for those retail customers in Illinois who choose other suppliers as allowed under the Illinois Law. On October 14, 1999, the FERC issued an order suspending the proposed rates until March 25, 2000. In January 2000, a settlement in principle was reached with the FERC trial staff and other interested parties. The settlement establishes the rates for transmission service that are to go into effect in the first quarter of 2000. The settlement is subject to approval by the FERC. The Company expects that the FERC will approve the settlement in 2000.
   The provisions of the Illinois Law could also result in lower revenues, reduced profit margins and increased costs of capital and operations expense. At this time, the Company is unable to determine the impact of the Illinois Law on the Company's future financial condition, results of operations or liquidity.

MISSOURI ELECTRIC RESTRUCTURING
   In Missouri, where approximately 73% of the Company's retail electric revenues are derived, a task force appointed by the MoPSC investigated electric industry restructuring and competition. In 1998, the task force issued a report to the MoPSC that addressed many of the restructuring issues but did not provide a specific recommendation or approach to restructure the industry. In addition, in 1998, the MoPSC staff issued a proposed plan for restructuring Missouri's electric industry. The staff's plan addressed a number of issues of page 32 Ameren Corporation 1999 Annual Report concern if the industry is restructured in Missouri. It also included a proposal for less than full recovery of strandable costs. The staff's plan has not been addressed by the MoPSC. A joint committee of the Missouri legislature is also conducting hearings on these issues. Several restructuring bills were introduced by the Missouri legislature in 1999 and 2000.
   The Company is unable to predict the timing or ultimate outcome of electric industry restructuring in the state of Missouri, as well as the impact of potential electric industry restructuring matters on the Company's future financial condition, results of operations or liquidity. The potential negative consequences of electric industry restructuring could be significant and include the impairment and write-down of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expense. At December 31, 1999, the Company's net investment in generation facilities related to its Missouri jurisdiction approximated $2.6 billion and was included in electric plant in-service on the Company's balance sheet. In addition, at December 31, 1999, the Company's Missouri net generation-related regulatory assets approximated $454 million.

REGULATORY ASSETS AND LIABILITIES
   In accordance with SFAS 71, the Company has deferred certain costs pursuant to actions of its regulators, and is currently recovering such costs in electric rates charged to customers.
   At December 31, the Company had recorded the following regulatory assets and regulatory liability:

In Millions                                                1999        1998
----------------------------------------------------------------------------
REGULATORY ASSETS:
  Income taxes                                             $623         $634
  Callaway costs                                             92           95
  Unamortized loss on reacquired debt                        31           33
  Merger costs                                               27           24
  Other                                                      26           36
                                                           -----------------
Regulatory Assets                                          $799         $822
                                                           -----------------

REGULATORY LIABILITY:
  Income taxes                                             $188         $199
                                                           -----------------
Regulatory Liability                                       $188         $199
                                                           -----------------

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

NOTE 3
TARGETED SEPARATION PLAN
   In July 1998, the Company offered separation packages to employees whose positions were eliminated through a targeted separation plan (TSP). During the third quarter of 1998, a nonrecurring, pretax charge of $25 million was recorded, reducing earnings $15 million, or 11 cents per share. This represented costs incurred to implement the TSP.

NOTE 4
CONCENTRATION OF RISK
MARKET RISK
   The Company engages in price risk management activities related to electricity and fuel. In addition to buying and selling these commodities, the Company uses derivative financial instruments to manage market risks and reduce exposure resulting from fluctuations in interest rates and the prices of electricity and fuel. Derivative instruments used include futures, forward contracts and options. The use of these types of contracts allows the Company to manage and hedge its contractual commitments and reduce exposure related to the volatility of commodity market prices.

CREDIT RISK
   Credit risk represents the loss that would be recognized if counterparties fail to perform as contracted. New York Mercantile Exchange (NYMEX) traded futures contracts are guaranteed by NYMEX and have nominal credit risk. On all other transactions, the Company is exposed to credit risk in the event of nonperformance by the counterparties in the transaction.
   The Company's financial instruments subject to credit risk consist primarily of trade accounts receivables and forward contracts. The risk associated with trade receivables is mitigated by the large number of customers in a broad range of industry groups comprising the Company's customer base. The Company's revenues are primarily derived from sales of electricity and natural gas to customers in Missouri and Illinois. For each counterparty in forward contracts, the Company analyzes the counterparty's financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis through a credit risk management program.

NOTE 5
NUCLEAR FUEL LEASE
   The Company has a lease agreement that provides for the financing of nuclear fuel. At December 31, 1999, the maximum amount that could be financed under the agreement was $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.
   The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway Nuclear Plant. The Company reimbursed the lessor $16 million in 1999, $23 million during 1998 and $31 million during 1997.

                                                       www.ameren.com    page 33

   The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. Total interest charges under the lease were $5 million in 1999 and 1998 and $6 million in 1997. Interest charges for these years were based on average interest rates of approximately 6%. Interest charges of $4 million were capitalized in 1999 and $3 million were capitalized in 1998 and 1997.


NOTE 6
SHAREHOLDER RIGHTS PLAN AND PREFERRED STOCK OF SUBSIDIARIES

   In October 1998, the Company's Board of Directors approved a share purchase rights plan designed to assure shareholders of fair and equal treatment in the event of a proposed takeover. The rights will be exercisable only if a person or group acquires 15% or more of Ameren's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each right will entitle the holder to purchase one one-hundredth of a newly issued preferred stock at an exercise price of $180. If a person or group acquires 15% or more of Ameren's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of Ameren's common shares having a market value of twice such price. In addition, if Ameren is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company's outstanding common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person or group will not be entitled to exercise these rights. The SEC approved the plan under PUHCA in December 1998. The rights were issued as a dividend payable January 8, 1999, to shareholders of record on that date; these rights expire in 2008. One right will accompany each new share of Ameren common stock issued prior to such expiration date.
   At December 31, 1999 and 1998, AmerenUE and AmerenCIPS had 25 million shares and 4.6 million shares respectively, of authorized preferred stock.
   Outstanding preferred stock is entitled to cumulative dividends and is redeemable at the prices shown in the following table:

PREFERRED STOCK OUTSTANDING NOT SUBJECT
TO MANDATORY REDEMPTION:


                                          Redemption Price            December 31,
Dollars In Millions                       (per share)              1999           1998
--------------------------------------------------------------------------------------
Without par value and stated
  value of $100 per share --
     $7.64 Series   -  330,000 shares     $103.82 - note(a)       $ 33          $ 33
     $5.50 Series A -   14,000 shares      110.00                    1             1
     $4.75 Series   -   20,000 shares     102.176                    2             2
     $4.56 Series   -  200,000 shares      102.47                   20            20
     $4.50 Series   -  213,595 shares      110.00 - note(b)         21            21
     $4.30 Series   -   40,000 shares      105.00                    4             4
     $4.00 Series   -  150,000 shares     105.625                   15            15
     $3.70 Series   -   40,000 shares      104.75                    4             4
     $3.50 Series   -  130,000 shares      110.00                   13            13



                                          Redemption Price            December 31,
Dollars In Millions                       (per share)              1999           1998
--------------------------------------------------------------------------------------
With par value of $100 per share --
      4.00% Series  -  150,000 shares      101.00                   15            15
      4.25% Series  -   50,000 shares      102.00                    5             5
      4.90% Series  -   75,000 shares      102.00                    8             8
      4.92% Series  -   50,000 shares      103.50                    5             5
      5.16% Series  -   50,000 shares      102.00                    5             5
      1993 Auction  -  300,000 shares      100.00 - note(c)         30            30
      6.625% Series -  125,000 shares      100.00                   12            12
Without par value and stated
      value of $25 per share --
      $1.735 Series - 1,657,500 shares      25.00                   42            42
                                                                  ------------------
TOTAL PREFERRED STOCK OUTSTANDING
NOT SUBJECT TO MANDATORY REDEMPTION                               $235          $235
                                                                  ==================

(a) Beginning February 15, 2003, eventually declining to $100 per share.
(b) In the event of voluntary liquidation, $105.50.
(c) Dividend rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined dividend period lengths. The average dividend rate during 1999 was 3.89%.


NOTE 7
SHORT-TERM BORROWINGS
    Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). At December 31, 1999 and 1998, $80 million and $59 million, respectively, of short-term borrowings were outstanding. The weighted average interest rates on borrowings outstanding at December 31, 1999 and 1998, were 6.3% and 4.9%, respectively.
    At December 31, 1999, the Company had committed bank lines of credit aggregating $180 million (all of which was unused and available at such date) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. These lines of credit are renewable annually at various dates throughout the year.
    The Company also has a $300 million, short-term, bank credit agreement due in 2000, which permits the Company to borrow or to support a portion of the Company's commercial paper program. At December 31, 1999, all was unused and $240 million of such borrowing was available.
   The Company has money pool agreements among its subsidiaries to coordinate and provide for certain short-term cash and working capital requirements. Separate money pools are maintained between regulated and nonregulated businesses. Interest is calculated at varying rates of interest depending on the composition of internal and external funds in the money pools. This debt and the related interest represent intercompany balances, which are eliminated at the Ameren Corporation consolidated level.

page 34  Ameren Corporation  1999 Annual Report

NOTE 8
LONG-TERM DEBT


                                                   December 31,
In Millions                                     1999         1998
------------------------------------------------------------------
FIRST MORTGAGE BONDS - note(a)
   6 3/4% Series paid in 1999                   $   -        $  100
   7 1/8% Series W paid in 1999                     -            50
   8.33% Series due 2002                           75            75
   6 3/8% Series Z due 2003                        40            40
   7.65% Series due 2003                          100           100
   6 7/8% Series due 2004                         188           188
   7 3/8% Series due 2004                          85            85
   7 1/2% Series X due 2007                        50            50
   6 3/4% Series due 2008                         148           148
   7.61% 1997 Series due 2017                      40            40
   7.40% Series due 2020 - note(b)                 60            60
   8 3/4% Series due 2021                         125           125
   8 1/4% Series due 2022                         104           104
   8% Series due 2022                              85            85
   7.15% Series due 2023                           75            75
   7% Series due 2024                             100           100
   6.125% Series due 2028                          60            60
   5.45% Series due 2028 - note(b)                 44            44
  Other 5.375% - 7.05% due 2000 through 2008      158           168
                                                -------------------
                                                1,537         1,697
                                                -------------------

ENVIRONMENTAL IMPROVEMENT/POLLUTION CONTROL REVENUE BONDS


   1985 Series A due 2015 - note(c)               70            70
   1985 Series B due 2015 - note(c)               57            57
   1990 Series B 7.60% due 2013                   32            32
   1991 Series due 2020 - note(c)                 43            43
   1992 Series due 2022 - note(c)                 47            47
   1993 Series A 6 3/8% due 2028                  35            35
   1993 Series C-1 due 2026 - note(c)             35            35
   1998 Series A due 2033 - note(c)               60            60
   1998 Series B due 2033 - note(c)               50            50
   1998 Series C due 2033 - note(c)               50            50
   Other 5.40% - 7.60% due 2014 through 2028      80            80
                                               -------------------
                                                 559           559
                                               -------------------


SUBORDINATED DEFERRABLE INTEREST DEBENTURES
   7.69% Series A due 2036 - note(d)              66            66
UNSECURED LOANS
   Commercial paper - note(e)                    152             -
   Credit agreements - note(f)                    68            10
   1991 Senior Medium Term Notes
     8.60% due through 2005                       41            47
   1994 Senior Medium Term Notes
     6.61% due through 2005                       46            54
                                             ---------------------
                                                 307           111
                                             ---------------------
NUCLEAR FUEL LEASE                               116            66
                                             ---------------------
UNAMORTIZED DISCOUNT AND PREMIUM ON DEBT          (8)           (8)
                                             ---------------------
MATURITIES DUE WITHIN ONE YEAR                  (129)         (202)
                                             ---------------------
TOTAL LONG-TERM DEBT                         $ 2,448       $ 2,289
                                             ---------------------

(a) At December 31, 1999, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.
(b) Environmental Improvement Series
(c) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the year 1999 are as follows:
      1985 Series A  3.21%
      1985 Series B  3.29%
      1991 Series    3.65%
      1992 Series    3.55%
      1993 Series    3.34%
      1998 Series A  3.49%
      1998 Series B  3.48%
      1998 Series C  3.46%
(d) During the terms of the debentures, the Company may, under certain circumstances, defer the payment of interest for up to five years.
(e) A bank credit agreement, due 2002, permits AmerenUE to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions.
(f) A bank credit agreement, due 2002, permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1999, the average annualized interest rate was 6.4%.

Maturities of long-term debt through 2004 are as follows:


In Millions     Principal Amount
--------------------------------
2000                 $129
2001                   45
2002                  275
2003                  160
2004                  288

    Amounts for years subsequent to 2000 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.


NOTE 9
INCOME TAXES
    Total income tax expense for 1999 resulted in an effective tax rate of 39% on earnings before income taxes (40% in 1998 and 38% in 1997).

Principal reasons such rates differ from the statutory federal rate:


                                            1999      1998     1997
-------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE:           35%       35%      35%
Increases (Decreases) from:
  Depreciation differences                    1         1        1
  State tax                                   4         4        4
   Other                                     (1)        -       (2)
                                          ------------------------
EFFECTIVE INCOME TAX RATE                    39%       40%      38%
                                          ------------------------


Income tax expense components:


In Millions                                 1999      1998     1997
-------------------------------------------------------------------
TAXES CURRENTLY PAYABLE
  (PRINCIPALLY FEDERAL):
Included in operating expenses              $287      $303     $261
Included in other income -
   Miscellaneous, net                         (3)       (6)       -
                                            -----------------------
                                             284       297      261
                                            -----------------------

                                                       www.ameren.com    page 35


In Millions                                   1999     1998    1997
-------------------------------------------------------------------
DEFERRED TAXES (PRINCIPALLY FEDERAL):
Included in operating expenses -
   Depreciation differences                     3      (10)     (11)
   Other                                      (23)     (17)      (7)
Included in other income-
   Other                                       (2)       2       10
                                            -----------------------
                                              (22)     (25)      (8)
                                            -----------------------

DEFERRED INVESTMENT TAX CREDIT
   AMORTIZATION:
Included in operating expenses                 (8)      (8)      (9)
                                            -----------------------
TOTAL INCOME TAX EXPENSE                     $254     $264     $244
                                            -----------------------

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


In Millions                                           1999         1998
--------------------------------------------------------------------------------
NET ACCUMULATED DEFERRED INCOME TAX LIABILITIES:
   Depreciation                                     $1,038       $1,036
   Regulatory assets, net                              433          433
   Capitalized taxes and expenses                      130          155
   Deferred benefit costs                              (58)         (48)
   Other                                                21           12
                                                    -------------------
TOTAL NET ACCUMULATED DEFERRED
   INCOME TAX LIABILITIES                           $1,564       $1,588
                                                    -------------------

NOTE 10
RETIREMENT BENEFITS
    The Company has a defined-benefit retirement plan covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's plan is funded in compliance with income tax regulations and federal funding requirements.
    On January 1, 1999, the AmerenUE and the AmerenCIPS pension plans combined to form the Ameren Retirement Plan. The AmerenUE and AmerenCIPS pension plans' information for 1998 and 1997 is presented separately. The Ameren plan covers qualified employees of the Company. Following is the pension plan information related to Ameren's plan as of December 31, 1999:
    Pension costs for 1999 were $24 million, of which approximately 18% was charged to construction accounts.

FUNDED STATUS OF AMEREN'S PENSION PLAN:


In Millions                                            1999
-----------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year          $1,321
  Service cost                                           33
  Interest cost                                          91
  Actuarial gain                                        (95)
  Benefits paid                                         (93)
                                                     ------
Net benefit obligation at end of year                 1,257
                                                     ------
CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year        1,372
  Actual return on plan assets                          146
  Employer contributions                                  2
  Benefits paid                                         (93)
                                                     ------
Fair value of plan assets at end of year              1,427
                                                     ------
Funded status - excess                                 (170)
Unrecognized net actuarial gain                         310
Unrecognized prior service cost                         (62)
Unrecognized net transition asset                         7
                                                     ------
ACCRUED PENSION COST AT DECEMBER 31                  $   85
                                                     ======

* Plan assets consist principally of common stocks and fixed income securities.

COMPONENTS OF AMEREN'S NET PERIODIC BENEFIT COST:


In Millions                                           1999
----------------------------------------------------------
Service cost                                         $  33
Interest cost                                           91
Expected return on plan assets                        (104)
Amortization of:
   Transition asset                                     (1)
  Prior service cost                                     7
  Actuarial gain                                        (2)
                                                     -----
NET PERIODIC BENEFIT COST                            $  24
                                                     =====

WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL
PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:


                                                      1999
----------------------------------------------------------
Discount rate at measurement date                     7.75%
Expected return on plan assets                        8.50%
Increase in future compensation                       4.75%

    AmerenUE's plan covers qualified employees of AmerenUE as well as certain employees of Ameren Services Company. Following is the pension plan information related to AmerenUE's plan as of December 31:
    Pension costs for the years 1998 and 1997, were $28 million and $24 million, respectively, of which approximately 19% and 17%, respectively, was charged to construction accounts.

page 36  Ameren Corporation  1999 Annual Report


FUNDED STATUS OF AMERENUE'S PENSION PLAN:


In Millions                                            1998
-----------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year           $ 999
  Service cost                                           24
  Interest cost                                          70
  Amendments                                             10
  Actuarial loss                                         38
  Special termination benefit charge                      7
  Benefits paid                                         (88)
                                                      -----
Net benefit obligation at end of year                 1,060
                                                      -----

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year        1,006
  Actual return on plan assets                          122
  Employer contributions                                  1
  Benefits paid                                         (88)
                                                      -----
Fair value of plan assets at end of year              1,041
                                                      -----

Funded status - deficiency                               19
Unrecognized net actuarial gain                         121
Unrecognized prior service cost                         (73)
Unrecognized net transition asset                         6
                                                      -----
ACCRUED PENSION COST AT DECEMBER                       $ 73
                                                      -----

* Plan assets consist principally of common stocks and fixed income securities.

COMPONENTS OF AMERENUE'S NET PERIODIC BENEFIT COST:


In Millions                                    1998     1997
------------------------------------------------------------
Service cost                                   $ 24     $ 22
Interest cost                                    70       69
Expected return on plan assets                  (75)     (71)
Amortization of:
  Transition asset                               (1)      (1)
  Prior service cost                              6        7
  Actuarial gain                                 (3)      (2)
Special termination benefit charge                7        -
                                               -------------
NET PERIODIC BENEFIT COST                      $ 28     $ 24
                                               =============

WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL
PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:


                                                        1998
------------------------------------------------------------
Discount rate at measurement date                       6.75%
Expected return on plan assets                           8.5%
Increase in future compensation                            4%

    AmerenCIPS' plan covers substantially all employees of AmerenCIPS as well as certain employees of Ameren Services Company. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. Following is the pension plan information related to AmerenCIPS' plan as of December 31:
    Pension costs for the years 1998 and 1997 were $9 million and $5 million, respectively, of which approximately 19% in 1998 and 15% in 1997 was charged to construction accounts.

FUNDED STATUS OF AMERENCIPS' PENSION PLAN:


In Millions                                            1998
-----------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year            $249
  Service cost                                            8
  Interest cost                                          17
  Amendments                                              5
  Actuarial loss                                          8
  Special termination benefit charge                      5
  Benefits paid                                         (31)
                                                       ----
Net benefit obligation at end of year                   261
                                                       ----

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year          319
  Actual return on plan assets                           38
  Employer contributions                                  5
  Benefits paid                                         (31)
                                                       ----
Fair value of plan assets at end of year                331
                                                       ----

Funded status - excess                                  (70)
Unrecognized net actuarial gain                          73
Unrecognized prior service cost                         (13)
Unrecognized net transition asset                         2
                                                       ----
PREPAID PENSION COST AT DECEMBER 31                    $ (8)
                                                       ====

* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

COMPONENTS OF AMERENCIPS' NET PERIODIC BENEFIT COST:


In Millions                                   1998     1997
-----------------------------------------------------------
Service cost                                 $   8    $   7
Interest cost                                   17       16
Expected return on plan assets                 (22)     (19)
Amortization of prior service cost               1        1
Special termination benefit charge               5        -
                                             --------------
NET PERIODIC BENEFIT COST                    $   9    $   5
                                             --------------

WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL
PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:


                                                       1998
-----------------------------------------------------------
Discount rate at measurement date                      6.75%
Expected return on plan assets                          8.5%
Increase in future compensation                           4%

    In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. The Company accrues the expected postretirement benefit costs during employees' years of service.
    AmerenUE's plans cover qualified employees of AmerenUE as well as certain employees of Ameren Services Company. The following is information related to AmerenUE's postretirement benefit plans as of December 31:
    AmerenUE's funding policy is to annually contribute the net periodic cost to a Voluntary Employee Beneficiary Association trust (VEBA). Postretirement benefit costs were $46 million for 1999, $43 million in 1998 and $44 million
                                                       www.ameren.com    page 37


in 1997, of which approximately 18% in 1999 and 17% in 1998 and 1997 were charged to construction accounts. AmerenUE's transition obligation at December 31, 1999, is being amortized over the next 13 years.
    The MoPSC and the ICC allow the recovery of postretirement benefit costs in rates to the extent that such costs are funded. In December 1995, AmerenUE established two external trust funds for retiree health care and life insurance benefits. In 1999, 1998 and 1997, claims were paid out of the plan trust funds.

FUNDED STATUS OF AMERENUE'S POSTRETIREMENT PLANS:


In Millions                                           1999       1998
---------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year          $ 360      $ 333
  Service cost                                          15         14
  Interest cost                                         25         24
  Actuarial (gain)/loss                                (20)         9
  Benefits paid                                        (26)       (20)
                                                     ----------------
Net benefit obligation at end of year                  354        360
                                                     ----------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year         110         81
  Actual return on plan assets                           4          8
  Employer contributions                                46         44
  Unincorporated business income tax                     -         (3)
  Benefits paid                                        (26)       (20)
                                                     ----------------
Fair value of plan assets at end of year               134        110
                                                     ----------------

Funded status - deficiency                             220        250
Unrecognized net actuarial gain                         29         11
Unrecognized prior service cost                         (3)        (3)
Unrecognized net transition obligation                (162)      (175)
                                                     ----------------
POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31      $  84      $  83
                                                     ================

* Plan assets consist principally of common stocks and fixed income securities.

COMPONENTS OF AMERENUE'S NET PERIODIC BENEFIT COST:


In Millions                                  1999     1998    1997
------------------------------------------------------------------
Service cost                                 $ 15     $ 14    $ 12
Interest cost                                  25       24      23
Expected return on plan assets                 (6)      (5)     (2)
Amortization of:
  Transition obligation                        12       12      12
  Actuarial gain                                -       (2)     (1)
                                             ---------------------
NET PERIODIC BENEFIT COST                    $ 46     $ 43    $ 44
                                             =====================

ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:


                                                     1999    1998
-----------------------------------------------------------------
Discount rate at measurement date                    7.75%   6.75%
Expected return on plan assets                        8.5%    8.5%
Medical cost trend rate - initial                       -    5.75%
                        - ultimate                   5.25%   4.75%
Ultimate medical cost trend rate expected in year    2000     2000

    A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $31 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $31 million, respectively.
    AmerenCIPS' plans cover substantially all employees of AmerenCIPS as well as certain employees of Ameren Services Company. The following is information related to AmerenCIPS' postretirement benefit plans as of December 31:
    AmerenCIPS' funding policy is to fund the two VEBAs and the 401(h) account established within the AmerenCIPS retirement income trust with the lesser of the net periodic cost or the amount deductible for federal income tax purposes. In 1998, AmerenCIPS changed its measurement date for valuation of plan assets and liabilities to December 31. Postretirement benefit costs were $3 million for 1999, $6 million for 1998 and $12 million for 1997, of which approximately 10% was charged to construction accounts in 1999, 20% in 1998, and 17% in 1997. AmerenCIPS' transition obligation at December 31, 1999 is being amortized over the next 13 years.
    The ICC allows the recovery of postretirement benefit costs in rates to the extent that such costs are funded.

FUNDED STATUS OF AMERENCIPS' POSTRETIREMENT PLANS:


In Millions                                            1999    1998
-------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year           $ 152   $ 140
  Service cost                                            3       3
  Interest cost                                           9      10
  Actuarial (gain)/loss                                 (22)      4
  Benefits paid                                          (4)     (5)
                                                      -------------
Net benefit obligation at end of year                   138     152
                                                      -------------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year          128     115
Actual return on plan assets                             10      16
  Employer contributions                                  1       4
  401(h) transfer                                         -      (2)
Benefits paid                                            (4)     (5)
                                                      -------------
Fair value of plan assets at end of year                135     128
                                                      -------------
Funded status - deficiency                                3      24
Unrecognized net actuarial gain                          75      58
Unrecognized net transition obligation                  (71)    (76)
                                                      -------------
POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31       $   7   $   6
                                                      =============

* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

COMPONENTS OF AMERENCIPS' NET PERIODIC BENEFIT COST:


In Millions                            1999     1998    1997
------------------------------------------------------------
Service cost                           $  3     $  3    $  4
Interest cost                             9       10      10
Expected return on plan assets           (9)      (8)     (5)
Amortization of:
  Transition obligation                   6        5       5
  Actuarial gain                         (6)      (4)     (2)
                                       ---------------------
 NET PERIODIC BENEFIT COST             $  3     $  6    $ 12
                                       =====================

page 38  Ameren Corporation  1999 Annual Report


ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:


                                                     1999    1998
-----------------------------------------------------------------
Discount rate at measurement date                    7.75%   6.75%
Expected return on plan assets                        8.5%    8.5%
Medical cost trend rate - initial                       -    5.75%
                        - ultimate                   5.25%   4.75%
Ultimate medical cost trend rate expected in year    2000     2000

    A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $20 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $20 million, respectively.

NOTE 11
STOCK OPTION PLANS
    In 1998, the Company adopted a long-term incentive plan (the Plan) for eligible employees, replacing the plan previously in place at AmerenUE. The Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the Plan, options may be granted at a price not less than the fair market value of the common shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2009. Under the Plan, subject to adjustment as provided in the Plan, four million shares have been authorized to be issued or delivered under the Company's Plan. In accordance with APB 25, no compensation cost has been recognized for the Company's stock compensation plans. The Company has adopted the disclosure-only method of fair value data under SFAS 123, "Accounting for Stock-Based Compensation." If the fair value-based accounting method under this statement had been used to account for stock-based compensation cost, the effects on 1999, 1998, and 1997 net income and earnings per share would have been immaterial.
    The following table summarizes stock option activity during 1999, 1998 and 1997:


                                                  1999
                                       ----------------------
                                                     Weighted
                                                      Average
                                                     Exercise
                                         Shares        Price
-------------------------------------------------------------
Outstanding at beginning of year       1,095,180      $39.41
Granted                                  768,100       36.63
Exercised                                 11,162       37.20
Cancelled or expired                      18,010       42.45
                                       ---------------------
Outstanding at end of year             1,834,108       38.22
Exercisable at end of year               391,456       39.06
                                       ---------------------


                                    1998               1997
                                -----------------------------------
                                         Weighted          Weighted
                                          Average           Average
                                         Exercise          Exercise
                                Shares    Price    Shares   Price
-------------------------------------------------------------------
Outstanding at
  beginning of year            496,070   $ 39.24   307,390  $ 39.71
Granted                        700,600     39.25   195,880    38.50
Exercised                       72,390     36.81         -        -
Cancelled or expired            29,100     39.28     7,200    39.56
                             --------------------------------------
Outstanding at end of year   1,095,180     39.41   496,070    39.24
Exercisable at end of year     173,653     39.91   134,785    38.55
                             ======================================

Additional information about stock options outstanding at December 31, 1999:


                                        Weighted Average
Exercise Price      Outstanding Shares     Life (Years)    Exercisable Shares
-----------------------------------------------------------------------------
$ 35.50                      800                5.6                 600
  35.875                  79,225                4.8              59,375
  36.625                 768,100                8.5              60,700
  38.50                  175,853                6.0              68,701
  39.25                  662,500                7.2             111,150
  39.8125                  5,300                8.5                   -
  43.00                  142,330                4.8              90,930
=============================================================================


    The fair values of stock options were estimated using a binomial option-pricing model with the following assumptions:


   Grant       Risk-free                      Expected        Expected
   Date      Interest Rate     Option Term    Volatility    Dividend Yield
-------------------------------------------------------------------------
 2/12/99          5.44%         10 years        18.80%          6.51%
 6/16/98          5.63%         10 years        17.68%          6.55%
 4/28/98          6.01%         10 years        17.63%          6.55%
 2/10/97          5.70%         10 years        13.17%          6.53%
  2/7/96          5.87%         10 years        13.67%          6.32%
-------------------------------------------------------------------------


NOTE 12
COMMITMENTS AND CONTINGENCIES
    The Company is engaged in a capital program under which expenditures averaging approximately $653 million, including AFC, are anticipated during each of the next five years. This estimate includes capital expenditures for the purchase of new combustion turbine generators, as well as expenditures that will be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed later in this Note.
    The Company has committed to purchase combustion turbine generators (CTs), which will add more than 2,700 megawatts to its net peaking capacity and are expected to cost approximately $1.2 billion. CTs with a total capacity of approximately 590 megawatts are planned to be installed in 2000, 560 megawatts in 2001, 590 megawatts in 2002, and 325 megawatts each in 2003 through 2005. Except for nearly 200 megawatts, the new capacity is expected to be operated by the Company's proposed new nonregulated generating subsidiary (see Note 2 - Regulatory Matters for further information).

                                                       www.ameren.com    page 39

    The Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments, including transportation costs, for 2000 through 2004 are estimated to total $2.1 billion. Total coal purchases, including transportation costs, for 1999, 1998 and 1997 were $603 million, $567 million and $547 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide, transport and store natural gas for distribution and electric generation. Gas-related contract cost commitments for 2000 through 2004 are estimated to total $122 million. Total delivered natural gas costs were $131 million for 1999, $119 million for 1998, and $161 million for 1997. The Company's nuclear fuel commitments for 2000 through 2004, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $73 million, and are expected to be substantially financed under the nuclear fuel lease. Nuclear fuel expenditures for 1999, 1998 and 1997, were $22 million, $20 million and $35 million, respectively. Additionally, the Company has long-term contracts with other utilities to purchase electric capacity. These commitments for 2000 through 2004 are estimated to total $241 million. During 1999, 1998 and 1997, electric capacity purchases were $44 million, $38 million and $36 million, respectively.
    In the fourth quarter 1999, AmerenCIPS and two of its coal suppliers executed agreements to terminate their existing coal supply contracts, effective December 31, 1999. Under these agreements, AmerenCIPS has made termination payments to the suppliers totaling approximately $52 million. These termination payments were recorded as a nonrecurring charge in the fourth quarter of 1999, equivalent to $31 million, after income taxes, or 23 cents per share. Total pretax fuel cost savings from these termination agreements are estimated to be $183 million (or $131 million net of the termination payments) through 2010, which is the maximum period that would have remained on any of the terminated coal supply contracts. Approximately $66 million of pretax fuel cost savings is expected to be realized over the next three years.
    During 1996, AmerenCIPS restructured its contract with one of its major coal suppliers. In 1997, the Company paid a $70 million restructuring payment to the supplier, which allowed it to purchase at market prices low-sulfur, non-Illinois coal through the supplier (in substitution for the high-sulfur Illinois coal AmerenCIPS was obligated to purchase under the original contract). Under the 1997 restructuring, the Company received options for future purchases of low-sulfur, non-Illinois coal from the supplier through 1999 at set negotiated prices.
    By switching to low-sulfur coal, the Company was able to discontinue operating a generating plant scrubber. The benefits of the 1999 restructuring include lower cost coal, avoidance of significant capital expenditures to renovate the scrubber, and elimination of scrubber operating and maintenance costs (offset by scrubber retirement expenses). The net benefits of restructuring are expected to exceed $100 million through 2007. In December 1996, the ICC entered an order approving the switch to non-Illinois coal, recovery of the restructuring payment plus associated carrying costs (Restructuring Charges) through the retail Fuel Adjustment Clause (FAC) over six years, and continued recovery in rates of the undepreciated scrubber investment, plus costs of removal. Additionally, in May 1997 the FERC approved recovery of the wholesale portion of the Restructuring Charges through the wholesale FAC. As a result of the ICC and FERC orders, the Company classified $72 million of the Restructuring Charges as a regulatory asset and, through December 1997, recovered approximately $10 million of the Restructuring Charges through the retail FAC and from wholesale customers. In November 1997, the ICC order was reversed on appeal by the Illinois Third District Appellate Court. The Illinois Supreme Court issued a final decision in December 1998 reversing the Appellate Court's opinion and affirming the ICC's order allowing the recovery of the Restructuring Charges through the retail FAC.
    The recoverability of the Restructuring Charges under the retail FAC in Illinois was impacted by the Illinois Law. Among other things, the Illinois Law provides utilities with the option to eliminate the retail FAC and limits the ability of utilities to file a full rate case for its aggregate revenue requirements. After evaluating the impact of the Illinois Law on the future recoverability of the Company's Restructuring Charges through future rates, the Company wrote off the unamortized balance of the Illinois retail portion of its Restructuring Charges as of December 31, 1997 ($34 million, net of income taxes). See Note 2 - Regulatory Matters for further information.
    The Company's insurance coverage for Callaway Nuclear Plant at December 31, 1999 was as follows:

TYPE AND SOURCE OF COVERAGE



                                                    Maximum
                                                  Assessments
                                     Maximum       for Single
In Millions                          Coverages     Incidents
--------------------------------------------------------------
Public Liability:
  American Nuclear Insurers           $  200          $ -
  Pool Participation                   9,338           88(a)
                                      ------------------------
                                      $9,538(b)       $88
                                      ------------------------
Nuclear Worker Liability:
  American Nuclear Insurers           $  200(c)       $ 3
                                      ------------------------
Property Damage:
  Nuclear Electric Insurance Ltd.     $2,750(d)       $11
                                      ------------------------
Replacement Power:
  Nuclear Electric Insurance Ltd.     $  490(e)       $ 2
                                      ------------------------

(a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended, (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year. Price-Anderson expires in 2002.
(b) Limit of liability for each incident under Price-Anderson.
(c) Industry limit for potential liability from workers claiming exposure to the hazard of nuclear radiation.
(d) Includes premature decommissioning costs.
(e) Weekly indemnity of $3.5 million, for 52 weeks which commences after the first 12 weeks of an outage, plus $2.8 million per week for 110 weeks thereafter.

    Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.
    If losses from a nuclear incident at Callaway exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to anticipate a serious nuclear incident, if one did occur, it could have a material, but indeterminable, adverse effect on the Company's financial position, results of operations or liquidity.
    Under Title IV of the Clean Air Act Amendments of 1990, the Company is required to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions by the year 2000. By switching to low-sulfur coal, early page 40 Ameren Corporation 1999 Annual Report banking of emissions credits and installing advanced NOx reduction combustion technology, the Company is meeting these requirements.
    In July 1997, the United States Environmental Protection Agency (EPA) issued regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. In May 1999, the U.S. Court of Appeals for the District of Columbia remanded the regulations back to the EPA for review. Litigation regarding appeals of these regulations is ongoing. New ambient standards may result in additional significant reductions in SO2 and NOx emissions from the Company's power plants by 2007. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.
    In an attempt to lower ozone levels across the eastern United States, the EPA issued the implementation of regulations in September 1998 to reduce NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). The implementation of these regulations has been delayed by the U.S. Court of Appeals for the District of Columbia until a legal challenge brought by various industries and states has been resolved. The proposed regulations mandate a 75% reduction from 1990 levels by the year 2003 and require states to develop plans to reduce NOx emissions to help alleviate ozone problem areas. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help to reduce the costs of compliance with these regulations. However, preliminary analysis of the regulations indicate that selective catalytic reduction technology may be required for some of the Company's units, as well as other additional controls.
    Currently, the Company estimates that its additional capital expenditures to comply with the final NOx regulations could range from $250 million to $300 million over the period from 1999 to 2003. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2003. The Company is exploring alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity.
    In November 1998, the United States signed an agreement with numerous other countries (the Kyoto Protocol) containing certain environmental provisions, which would require decreases in greenhouse gases in an effort to address the "global warming" issue. The Kyoto Protocol has not been ratified by the United States Senate. Implementation of the Kyoto Protocol in its present form would likely result in significantly higher capital costs and operations and maintenance expenses by the Company. At this time, the Company is unable to determine the impact of these proposals on the Company's future financial condition, results of operations or liquidity.
    As of December 31, 1999, the Company's utility operating subsidiaries were designated as potentially responsible parties (PRP) by federal and state environmental protection agencies at seven hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP.
    Costs relating to studies and remediation and associated legal and litigation expenses at the former manufactured gas plant sites located in Illinois are being accrued and deferred rather than expensed currently, pending recovery through environmental adjustment clause rate riders approved by the ICC. Through December 31, 1999, the total of the costs deferred, net of recoveries from insurers and through environmental adjustment clause riders, was $13 million.
    The ICC has instituted reconciliation proceedings to review the Company's environmental remediation activities to determine whether the revenues collected from customers under its environmental adjustment clause rate riders were consistent with the amount of remediation costs prudently and properly incurred. Amounts found to have been incorrectly included under the riders would be subject to refund. Rulings from the ICC are pending with respect to these proceedings applicable to the years 1993 through 1998. The reconciliation proceedings relating to the Company's 1999 environmental remediation activities will commence by the ICC in 2000.
    The Company continually reviews remediation costs that may be required for all of these sites. Any unrecovered environmental costs are not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.
    The International Union of Operating Engineers Local 148 and the International Brotherhood of Electrical Workers Local 702 filed unfair labor practice charges with the National Labor Relations Board (NLRB), relating to the legality of the 1993 lockout of both unions by AmerenCIPS. The NLRB issued complaints against AmerenCIPS concerning its lockout. Both unions sought, among other things, back pay and other benefits for the period of the lockout. At that time, the Company estimated the amount of back pay and other benefits for both unions to be approximately $17 million. In August 1998, a three-member panel of the NLRB reversed the May 1996 decision of its administrative law judge and ruled in favor of AmerenCIPS holding that the lockout was lawful. In April 1999, the unions filed petitions for review with the U.S. Court of Appeals for the District of Columbia Circuit of the NLRB's August 1998 decision. This appeal is pending. The Company continues to believe that the lockout was both lawful and reasonable and that the final resolution of the dispute will not have a material adverse effect on its financial position, results of operations or liquidity.
    Certain employees of the Company are represented by the International Brotherhood of Electrical Workers and the International Union of Operating Engineers. These employees comprise approximately 70% of the Company's workforce. New contracts with collective bargaining units representing approximately 60% of these employees were ratified in 1999 with terms expiring in 2002. Negotiations with collective bargaining units representing approximately 38% of those union employees are currently underway. The current collective bargaining agreements which expired in July 1999 have been extended to facilitate those negotiations. At this time, the Company is unable to predict the impact of these negotiations on its future financial condition, results of operations or cash flows. The collective bargaining agreement covering the remaining 2% of represented employees expires in 2000.
    Regulatory changes enacted and being considered at the federal and state levels continue to change the structure of the utility industry and utility regulation, as well as encourage increased competition. At this time, the Company is unable to predict the impact of these changes on the Company's future financial condition, results of operations or liquidity. See Note 2 - Regulatory Matters for further information.
    The Company is involved in other legal and administrative proceedings before various courts and agencies with respect to matters arising in the
www.ameren.com    page 41


ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 13
CALLAWAY NUCLEAR PLANT
    Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The DOE currently charges one mill per nuclear-generated kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. The DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at the Callaway Plant site until 2020 and has the capability for additional storage capacity through the licensed life of the plant. The delayed availability of the DOE's disposal facility is not expected to adversely affect the continued operation of the Callaway Plant.
    Electric rates charged to customers provide for recovery of Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $509 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. Decommissioning costs are charged to depreciation expense over Callaway's service life and amounted to approximately $7 million in each of the years 1999, 1998 and 1997. Every three years, the MoPSC and ICC require the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. The latest studies were filed in 1999. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average approximately 9% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that any such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the consolidated balance sheet as increases in the nuclear decommissioning trust fund and in the accumulated provision for nuclear decommissioning.
    The staff of the SEC has questioned certain current accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board has agreed to review the accounting for removal costs, including decommissioning. The Company does not expect that changes in the accounting for nuclear decommissioning costs will have a material effect on its financial position, results of operations or liquidity.

NOTE 14
FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND TEMPORARY INVESTMENTS/
SHORT-TERM BORROWINGS
    The carrying amounts approximate fair value because of the short-term maturity of these instruments.

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

DERIVATIVE FINANCIAL INSTRUMENTS
    Market prices used to determine fair value are based on management's estimates, which take into consideration factors like closing exchange prices, over-the-counter prices, time value of money and volatility factors.
    Carrying amounts and estimated fair values of the Company's financial instruments at December 31:


                                       1999                  1998
                               --------------------------------------
                               Carrying     Fair     Carrying     Fair
In Millions                     Amount      Value     Amount      Value
-----------------------------------------------------------------------
Marketable securities          $     -    $     -     $   14   $   14
Preferred stock                    235        192        235      235
Long-term debt
  (including current portion)    2,577      2,552      2,491    2,659
                               --------------------------------------


    The Company has investments in debt and equity securities that are held in trust funds for the purpose of funding the nuclear decommissioning of Callaway Nuclear Plant (see Note 13 - Callaway Nuclear Plant). The Company has classified these investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 1999 and 1998. In 1999, 1998 and 1997, the proceeds from the sale of investments were $83 million, $29 million and $24 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were approximately $11 million for 1999, and $2 million for 1998 and 1997. Net realized and unrealized gains and losses are reflected in the accumulated provision for nuclear decommissioning on the consolidated balance sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates.
    Costs and fair values of investments in debt and equity securities in the nuclear decommissioning trust fund at December 31 were as follows:

page 42  Ameren Corporation  1999 Annual Report


                                    Gross Unrealized
1999 In Millions                    ----------------
Security Type                Cost    Gain      (Loss)  Fair Value
-----------------------------------------------------------------
Debt securities              $ 67    $ -        $  -      $ 67
Equity securities              45     73           -       118
Cash equivalents                2      -           -         2
                             ---------------------------------
                             $114    $73        $  -      $187
                             ---------------------------------
                                    Gross Unrealized
1998 In Millions                    ----------------
Security Type                Cost    Gain      (Loss)  Fair Value
-----------------------------------------------------------------
Debt securities              $ 48    $ 4        $ -       $ 52
Equity securities              46     62          -        108
Cash equivalents                2      -          -          2
                             ---------------------------------
                             $ 96    $66        $ -       $162
                             ---------------------------------

The contractual maturities of investments in debt securities at December 31, 1999 were as follows:


In Millions                                 Cost  Fair Value
------------------------------------------------------------
1 year to 5 years                           $ 6      $  6
5 years to 10 years                          30        30
Due after 10 years                           31        31
                                            -------------
                                            $67      $ 67
                                            -------------


NOTE 15
SEGMENT INFORMATION
    In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Ameren's principal business segment is comprised of the two regulated utility operating companies that provide electric and gas service in portions of Missouri and Illinois. The other reportable segment includes the nonregulated subsidiaries, as well as the Company's 60% interest in Electric Energy, Inc.
    The accounting policies of the segments are the same as those described in
Note 1 - Summary of Significant Accounting Policies. Segment data includes intersegment revenues, as well as a charge allocating costs of administrative support services to each of the operating companies. These costs are accumulated in a separate subsidiary, Ameren Services Company, which provides a variety of support services to Ameren and its subsidiaries. The Company evaluates the performance of its segments and allocates resources to them, based on revenues, operating income and net income.
    The table below presents information about the reported revenues, operating income, net income, and total assets of Ameren for the years ended December 31:


                         Regulated                 Reconciling
1999 In Millions         Utilities     All Other      Items       Total
------------------------------------------------------------------------
Revenues                  $ 3,455        $243        $(174)*      $3,524
Net income                    384           1            -           385
Total assets                8,825         435          (82)        9,178
                          ----------------------------------------------


                         Regulated                 Reconciling
1998 In Millions         Utilities     All Other      Items       Total
------------------------------------------------------------------------
Revenues                  $3,230         $190        $(102)*      $3,318
Net income                   380            6            -           386
Total assets               8,594          237           16         8,847
                          ----------------------------------------------




1997 In Millions
------------------------------------------------------------------------
Revenues                  $3,139         $243        $ (55)*      $3,327
Net income                   321           14            -           335
Total assets               8,591          243           (6)        8,828
                          ----------------------------------------------

*Elimination of intercompany revenues.

Specified items included in segment profit/loss for the year ended December 31:


1999 In Millions         Regulated Utilities       All Other         Total
--------------------------------------------------------------------------
Interest expense               $163                   $ 9             $172
Depreciation, depletion
  and amortization expense      337                    12              349
Income tax expense              261                    (2)             259
                                ------------------------------------------


1998 In Millions
--------------------------------------------------------------------------
Interest expense               $170                   $ 9             $179
Depreciation, depletion
 and amortization expense       334                    14              348
Income tax expense              263                     5              268
                               -------------------------------------------


1997 In Millions
--------------------------------------------------------------------------
Interest expense               $168                   $10             $178
Depreciation, depletion
 and amortization expense       331                    15              346
Income tax expense              226                     8              234
Extraordinary items             (52)                    -              (52)
                               -------------------------------------------

Specified items related to segment assets as of December 31:


1999 In Millions               Regulated Utilities       All Other      Total
-----------------------------------------------------------------------------
Expenditures for additions
 to long-lived assets                  $342                $179         $521
                                       --------------------------------------

1998 In Millions
-----------------------------------------------------------------------------
Expenditures for additions
 to long-lived assets                  $290                $ 31         $321
                                       --------------------------------------

1997 In Millions
-----------------------------------------------------------------------------
Expenditures for additions
 to long-lived assets                  $375                $ 6          $381
                                       --------------------------------------

                                                       www.ameren.com    page 43


SELECTED CONSOLIDATED FINANCIAL INFORMATION



Millions of Dollars
Except Share and Per Share Amounts and Ratios          1999          1998          1997           1996          1995         1994
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS Year ended December 31,
         Operating revenues                              $3,524       $3,318        $3,327         $3,328        $3,236      $3,270
         Operating expenses                               2,961        2,747         2,744          2,752         2,658       2,685
         Operating income                                   563          571           582            576           578         585
         Income before extraordinary charge                 385          386           387            372           373         391
         Extraordinary charge, net of income taxes            -            -            52              -             -           -
         Net income                                         385          386           335            372           373         391
         Average common shares outstanding          137,215,462   137,215,462  137,215,462    137,215,462   137,215,462 137,253,617
                                                    --------------------------------------------------------------------------------
ASSETS, OBLIGATIONS
 AND EQUITY CAPITAL DECEMBER 31,
 Total assets                                           $9,178         $8,847       $8,828         $8,933        $8,788      $8,629
 Long-term debt obligations                              2,448          2,289        2,506          2,335         2,373       2,413
 Preferred stock subject to
   mandatory redemption                                      -              -            -              1             1           1
 Preferred stock not subject to
   mandatory redemption                                    235            235          235            298           298         298
 Common equity                                           3,090          3,056        3,019          3,016         2,971       2,917
                                                    --------------------------------------------------------------------------------

FINANCIAL INDICES Year ended December 31,
 Earnings per share of common stock
   before extraordinary charge                           $2.81          $2.82        $2.82          $2.71         $2.72       $2.85
 Extraordinary charge, net of income taxes                   -              -        $(.38)             -             -           -
 Earnings per share of common stock
   (based on average shares outstanding)                 $2.81          $2.82        $2.44          $2.71         $2.72       $2.85
 Dividend payout ratio                                      90%            90%          99%            88%           86%         80%
 Return on average common stock equity                   12.56%         12.82%       11.14%         12.51%        12.76%      13.69%
 Ratio earnings to fixed charges
   AmerenUE                                               5.64           4.99         4.70           4.68          4.78        4.68
   AmerenCIPS                                             2.98           4.13         3.64           4.30          4.41        4.93

 Book value per common share                            $22.52         $22.27       $22.00         $21.98        $21.65      $21.25
                                                    --------------------------------------------------------------------------------

CAPITALIZATION RATIOS DECEMBER 31,
  Common equity                                           53.5%          54.8%        52.4%          53.4%         52.6%       51.8%
  Preferred stock                                          4.1            4.2          4.1            5.3           5.3         5.3
  Long-term debt                                          42.4           41.0         43.5           41.3          42.1        42.9
                                                    --------------------------------------------------------------------------------
                                                         100.0%         100.0%       100.0%         100.0%        100.0%      100.0%

page 44  Ameren Corporation  1999 Annual Report

ELECTRIC OPERATING STATISTICS

Year Ended December 31,                      1999          1998           1997             1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES Millions
         Residential                        $1,097        $1,125         1,064           $1,070         $1,073         $1,014
         Commercial                            956           966           927              920            906            884
         Industrial                             50           511           500              500            496            487
         Wholesale                              90            91            91               91             87             84
         Other                                  24            23            24               28             28             22
                                         --------------------------------------------------------------------------------------
           Native                            2,672         2,716         2,606            2,609          2,590          2,491
         Interchange                           417           240           224              280            230            243
         EEI                                   177           152           207              198            201            276
         Miscellaneous                          60            29            47               22             20             20
         Credit to customers                   (38)          (43)          (20)             (47)           (33)            --
                                          -------------------------------------------------------------------------------------
TOTAL ELECTRIC OPERATING REVENUES           $3,288        $3,094        $3,064           $3,062         $3,008         $3,030
                                          -------------------------------------------------------------------------------------
KILOWATTHOUR SALES Millions
         Residential                        14,863        15,188        14,325           14,418         14,086         13,282
         Commercial                         15,418        15,555        14,990           14,872         14,464         14,043
         Industrial                         11,549        11,582        11,404           11,191         10,971         10,728
         Wholesale                           2,492         2,446         2,323            2,328          2,248          2,137
         Other                                 303           303           317              305            316            301
                                         --------------------------------------------------------------------------------------
           Native                           44,625        45,074        43,359           43,114         42,085         40,491
         Interchange                        12,881         8,075         9,402           10,768          8,176          8,080
         EEI                                 9,270         8,296        11,220           10,554         10,850         14,594
                                         --------------------------------------------------------------------------------------
TOTAL KILOWATTHOUR SALES                    66,776        61,445        63,981           64,436         61,111         63,165
                                         --------------------------------------------------------------------------------------
ELECTRIC CUSTOMERS End of Year
         Residential                     1,298,008     1,289,548     1,282,042        1,275,534      1,267,976      1,258,757
         Commercial                        188,503       181,678       180,206          176,621        173,810        171,072
         Industrial                          6,188         5,926         6,554            6,660          6,782          6,750
         Wholesale                              20            20            21               20             21             21
         Miscellaneous                       2,388         2,193         2,381            2,398          2,434          2,406
                                        --------------------------------------------------------------------------------------
TOTAL ELECTRIC CUSTOMERS                 1,495,107     1,479,365     1,471,204        1,461,233      1,451,023      1,439,006
                                        --------------------------------------------------------------------------------------
RESIDENTIAL CUSTOMER DATA Average
         Kilowatthours used                 11,827        11,986        11,215           11,354         11,152         10,606
         Annual electric bill              $859.53       $873.28       $833.34          $842.82        $849.62        $809.27
         Revenue per kilowatthour             7.27(cent)    7.29(cent)    7.38(cent)       7.30(cent)     7.62(cent)     7.63(cent)
                                       -----------------------------------------------------------------------------------------
GROSS INSTANTANEOUS PEAK DEMAND Megawatts
         AmerenUE                            8,831         8,429         8,055           8,085           7,965          7,430
         AmerenCIPS                          2,217         2,163         1,923           1,892           1,940          1,854
                                       ----------------------------------------------------------------------------------------
CAPABILITY AT TIME OF PEAK,

INCLUDING NET PURCHASES AND SALES Megawatts
         AmerenUE                            9,141         9,027         8,950           9,120           8,714          8,469
         AmerenCIPS                          2,556         2,417         2,491           2,519           2,489          2,510
                                       ----------------------------------------------------------------------------------------
GENERATING CAPABILITY AT TIME OF PEAK Megawatts
         AmerenUE                            8,352         8,282         8,279           8,244           8,184          8,057
         AmerenCIPS                          3,027         3,040         3,033           3,033           3,018          3,018
                                       ----------------------------------------------------------------------------------------
COAL BURNED Tons                        23,638,000    22,959,000    21,392,000      20,062,000      17,715,000     16,885,000
                                       ----------------------------------------------------------------------------------------
PRICE PER TON OF COAL Average               $20.34        $21.29        $23.54          $25.25          $26.86         $28.02
                                       ----------------------------------------------------------------------------------------
SOURCE OF ENERGY SUPPLY
         Coal                                 85.4%         83.5%         83.8%           79.6%           76.3%          76.2%
         Nuclear                              17.9          17.7          19.3            19.2            18.3           23.0
         Hydro                                 3.1           3.8           2.7             2.8             3.6            3.9
         Purchased and interchanged, net      (6.4)         (5.0)         (5.8)           (1.6)            1.8           (3.1)
                                        ---------------------------------------------------------------------------------------
                                             100.0%        100.0%        100.0%         100.0%           100.0%         100.0%
                                        ---------------------------------------------------------------------------------------

                                  Ameren Corporation  1999 Annual Report page 45



GAS OPERATING STATISTICS

Year Ended December 31                            1999            1998          1997           1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS OPERATING REVENUES Millions
         Residential                              $146            $135          $150           $161           $137           $138
         Commercial                                 52              50            55             61             51             53
         Industrial                                 18              19            22             21             18             24
         Off system sales                            4               3            13              -              -              -
         Miscellaneous                               8              10            10             11             11             10
                                               -----------------------------------------------------------------------------------
TOTAL NATURAL GAS OPERATING REVENUES              $228            $217          $250           $254           $217           $225
                                               ===================================================================================
MMBtu SALES Millions
         Residential                                21              21            23             27             24             23
         Commercial                                  8               8             9             11             10             10
         Industrial                                  4               6             6              5              5              6
         Off system sales                            1               1             5              -              -              -
                                               -----------------------------------------------------------------------------------
TOTAL MMBTU SALES                                   34              36            43             43             39             39
                                               ===================================================================================
NATURAL GAS CUSTOMERS End of Year
         Residential                           267,086         265,405       263,588        260,989        257,848        254,328
         Commercial                             29,247          30,245        30,147         29,911         29,446         29,037
         Industrial                                436             407           412            402            378            351
                                               -----------------------------------------------------------------------------------
TOTAL NATURAL GAS CUSTOMERS                    296,769         296,057       294,147        291,302        287,672        283,716
                                               ===================================================================================
PEAK DAY THROUGHPUT Thousands of MMBtus
         AmerenCIPS                                247             229           281            302            270            303
         AmerenUE                                  184             157           181            189            159            179
                                               -----------------------------------------------------------------------------------
TOTAL PEAK DAY THROUGHPUT                          431             386           462            491            429            482
                                               ===================================================================================

INVESTOR INFORMATION


COMMON STOCK AND DIVIDEND INFORMATION

         Ameren's common stock is listed on the New York Stock Exchange (ticker symbol: AEE). AEE began trading on January 2, 1998, following the merger of Union Electric Company and CIPSCO Incorporated on December 31, 1997.
         Common stockholders of record totaled 116,922 for Ameren at December 31, 1999. The following includes the price ranges and dividends paid per common share for AEE during 1999 and 1998.

AEE 1999
Quarter Ended         High             Low       Close          Dividends Paid
--------------------------------------------------------------------------------
March 31             $42 15/16 $     36 3/16    $ 36 3/16        63 1/2(cent)
June 30               40 15/16       35 13/16     38 3/8         63 1/2
September 30          40 3/4         36 7/8       37 13/16       63 1/2
December 31           39 7/8         32           32 3/4         63 1/2

AEE 1998
Quarter Ended         High             Low       Close          Dividends Paid
--------------------------------------------------------------------------------
March 31             $43 1/8       $ 35 9/16    $42 1/8          63 1/2(cent)
June 30               42 9/16        37 5/8      39 3/4          63 1/2
September 30          42 1/4         37          41 15/16        63 1/2
December 31           44 5/16        39 1/16     42 11/16        63 1/2

--------------------------------------------------------------------------------

ANNUAL MEETING

         The annual meeting of Ameren, Union Electric Company and Central Illinois Public Service Company stockholders will convene at 9 a.m., Tuesday, April 25, 2000, at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri.

--------------------------------------------------------------------------------

DRPLUS

         Through DRPlus -- Ameren's dividend reinvestment and stock purchase plan -- stockholders, customers and employees of Ameren and its subsidiaries can:

         - make cash investments by check or automatic direct debit to their bank accounts to purchase Ameren common stock, totalling up to $120,000 annually.
         - reinvest their dividends in Ameren common stock -- or receive Ameren dividends in cash.
         - place Ameren common stock certificates in safekeeping and receive regular account statements.

         If you have not yet exchanged your Union Electric Company or CIPSCO Incorporated common stock certificates for Ameren stock certificates, please contact the Investor Services Department. This is not an offer to sell, or a solicitation of an offer to buy, any securities.
--------------------------------------------------------------------------------

DIRECT DEPOSIT OF DIVIDENDS

         All registered Ameren common and Union Electric Company and Central Illinois Public Service Company preferred stockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.

--------------------------------------------------------------------------------

AMEREN'S WEB SITE

         To obtain AEE's daily stock price, recent financial statistics and other information about the company, visit Ameren's home page on the Internet. Ameren's web site address is: http://www.ameren.com

--------------------------------------------------------------------------------

INVESTOR SERVICES

         The company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (central standard time). Please write or call:
Ameren Services Company
Investor Services Department
P.O. Box 66887
St. Louis, MO 63166-6887
St. Louis area 314-554-3502
Toll-free 1-800-255-2237

--------------------------------------------------------------------------------

TRANSFER AGENT, REGISTRAR AND PAYING AGENT

    The Transfer Agent, Registrar and Paying Agent for Ameren Corporation Common Stock and Union Electric Company and Central Illinois Public Service Company Preferred Stock is Ameren Services Company.

--------------------------------------------------------------------------------

OFFICE

One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
314-621-3222

--------------------------------------------------------------------------------