Form 10-K405, Exhibit 13
period 2000-12-31
AMEREN CORP
filed 2001-03-30
CIK 1002910

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT ACCOUNTANTS

 TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMEREN CORPORATION:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly. In all material respects, the financial position of Ameren Corporation and its subsidiaries at December 31, 2000, and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
February 5, 2001

                                                       WWW.AMEREN.COM    PAGE 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Ameren Corporation (Ameren or the Company) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming subsidiaries of Ameren (the Merger). As a result of the Merger, Ameren has a 60% ownership interest in Electric Energy, Inc. (EEI). That interest is consolidated for financial reporting purposes. Since the Merger, Ameren has formed several new subsidiaries, including AmerenEnergy, Inc. (AmerenEnergy), Ameren Development Company, AmerenEnergy Resources Company (formerly known as Ameren Intermediate Holding Company, Inc.), and Ameren Services Company. AmerenEnergy, an energy trading and marketing subsidiary, primarily serves as a power marketing agent for AmerenUE and AmerenEnergy Generating Company, the non-regulated electric generating subsidiary of AmerenEnergy Resources Company, and provides a range of energy and risk management services to targeted customers. Ameren Development Company is a nonregulated subsidiary encompassing various nonregulated products and services. AmerenEnergy Resources Company holds Ameren's nonregulated generating operations (see discussion below under "Electric Industry Restructuring - Illinois" and Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). Ameren Services Company provides shared support services to Ameren and all of its subsidiaries.

    References to the Company are to Ameren on a consolidated basis; however, in certain circumstances, the subsidiaries are separately referred to in order to distinguish among their different business activities.

RESULTS OF OPERATIONS

EARNINGS

    Earnings for 2000, 1999 and 1998, were $457 million ($3.33 per share), $385 million ($2.81 per share) and $386 million ($2.82 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, primarily: sales growth, weather variations, credits to electric customers, electric rate reductions, gas rate increases, competitive market forces, fluctuating operating costs (including Callaway Nuclear Plant refueling outages), expenses relating to the withdrawal from the electric transmission related Midwest Independent System Operator (Midwest ISO), charges for coal contract terminations and a targeted separation plan (TSP), changes in interest expense, and changes in income and property taxes. In the fourth quarter of 2000, the Company recorded a $25 million nonrecurring charge to earnings in connection with its withdrawal from the Midwest ISO. The charge reduced earnings $15 million, net of income taxes, or 11 cents per share (see discussion below under "Electric Industry Restructuring" and Note 2 -Regulatory Matters under Notes to Consolidated Financial Statements for further information). In the fourth quarter of 1999, the Company recorded a $52 million nonrecurring charge to earnings in connection with coal contract terminations with two coal suppliers. The charge reduced earnings $31 million, net of income taxes, or 23 cents per share (see discussion below under "Electric Operations" and Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). In 1998, the Company recorded a nonrecurring charge to earnings in connection with a targeted separation plan it offered to employees in July 1998. That charge reduced earnings $15 million, net of income taxes, or 11 cents per share (see
Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information).

    The Company estimates that ongoing earnings per share for the year ending December 31, 2001, will range between $3.30 and $3.45 per share. This estimate is subject to, among other things, the resolution of issues associated with the experimental alternative regulation plan in Missouri; however, it does incorporate an extension of the current plan with certain modifications, including retail electric rate reductions and additional customer credits (see discussion below under "Rate Matters" and Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

    The significant items affecting revenues, expenses and earnings for the years ended December 31, 2000, 1999 and 1998 are detailed in the following pages.

ELECTRIC OPERATIONS

ELECTRIC REVENUES


                             Variations from Prior Year
In Millions                  2000      1999      1998
--------------------------------------------------------
Rate variations              $  -      $(17)     $(13)
Credit to customers           (27)        5       (24)
Effect of abnormal weather     (4)      (53)       61
Growth and other              147        75        45
Interchange sales             135       159        16
EEI sales                     (13)       24       (55)
                             --------------------------
                             $238      $193      $ 30
                             --------------------------

PAGE 16 AMEREN CORPORATION 2000 ANNUAL REPORT

   Electric revenues for 2000 increased $238 million, compared to the prior year period, primarily due to an 8% increase in total kilowatthour sales. This increase was primarily driven by a 35% increase in interchange sales, reflecting the marketing efforts of AmerenEnergy. In addition, residential and commercial sales rose 6% and 8%, respectively, while industrial and wholesale sales rose 3% and 41%, respectively. These increases were offset in part by an increase in the estimated credits to Missouri electric customers (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

    Electric revenues for 1999 increased $193 million, compared to 1998, primarily due to a 9% increase in total kilowatthour sales. This increase was primarily driven by a 53% increase in interchange sales, due to strong marketing efforts at AmerenEnergy and a 12% increase in EEI sales. Also contributing to the revenue increase was a decrease in the credit to Missouri electric customers, partially offset by the credit to Illinois electric customers (see
Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). Partially offsetting these increases, weather-sensitive residential and commercial sales decreased 2% and 1%, respectively, while industrial sales remained flat. In addition, revenues were lower due to rate decreases in both Missouri and Illinois (see Note 2 -Regulatory Matters under Notes to Consolidated Financial Statements for further information).

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

FUEL AND PURCHASED POWER

                                   Variations from Prior Year
In Millions                           2000   1999    1998
-------------------------------------------------------------

Fuel:
  Generation                          $ 49   $ 10   $  9
  Price                                (33)   (15)   (23)
  Generation efficiencies and other    (13)    (8)     -
  Coal contract termination payments   (52)    52      -
Purchased power                         92    117     (3)
EEI                                      9     37    (39)
                                      ---------------------
                                      $ 52   $193   $(56)
                                      ---------------------


    The $52 million increase in fuel and purchased power costs for 2000, compared to 1999, was primarily due to increased generation and purchased power, resulting from higher sales volume, partially offset by lower fuel costs, due to the termination of certain coal contracts in the fourth quarter of 1999.

    The $193 million increase in fuel and purchased power costs for 1999, compared to 1998, was primarily due to increased generation and purchased power, resulting from higher sales volume, increased fuel and purchased power costs at EEI and coal contract termination payments discussed below, partially offset by lower fuel costs.

    In the fourth quarter of 1999, AmerenCIPS and two of its coal suppliers executed agreements to terminate their existing coal supply contracts effective December 31, 1999. Under these agreements, AmerenCIPS made termination payments to the suppliers totaling approximately $52 million. These termination payments were recorded as a nonrecurring charge in the fourth quarter of 1999. Total pretax fuel cost savings from these termination agreements are estimated to be $183 million (or $131 million net of the termination payments) through 2010, which is the maximum period that would have remained on any of the terminated coal supply contracts. Total estimated pretax fuel cost savings of $27 million were realized in 2000. See Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information.

    The $56 million decrease in fuel and purchased power costs for 1998, compared to 1997, was primarily driven by lower fuel and purchased power costs at EEI as a result of fewer sales. In addition, fuel cost reductions were realized, due to lower fuel prices, as well as through the joint dispatch of generation. Upon consummation of the Merger, AmerenUE and AmerenCIPS began jointly dispatching generation, therefore allowing the Company to utilize the most cost efficient plants of both operating companies to serve customers in either service territory. These decreases were partially offset by increased generation to serve native load demand.

GAS OPERATIONS

    Gas revenues in 2000 and 1999 increased $96 million and $12 million, respectively, primarily due to increases in retail sales, due to unusually cold weather, an annualized $4 million Missouri gas rate increase, which became effective in November 2000, an annualized $9 million Illinois gas rate increase, which became effective in February 1999 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information) and higher gas costs recovered through the Company's purchased gas adjustment clauses. Gas revenues in 1998 decreased $33 million, compared to 1997, primarily due to an 8% decline in retail sales, resulting from milder winter weather and lower gas costs reflected in the Company's purchased gas adjustment clauses. These decreases

                                                          WWW.AMEREN.COM PAGE 17

were partially offset by benefits realized from a Missouri gas rate increase, effective February 1998 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information).

    Gas costs in 2000 increased $78 million, compared to 1999, primarily due to higher sales and gas prices. Gas costs in 1999 increased $13 million, compared to 1998. This increase in gas costs was primarily due to higher gas prices, partially offset by lower total sales. Gas costs in 1998 declined $42 million, compared to 1997, due to lower sales and lower gas prices.

OTHER OPERATING EXPENSES

    Other operating expense variations in 1998 through 2000 reflected recurring factors, such as growth, inflation, labor and benefit variations, the capitalization of certain costs as a result of a Missouri Public Service Commission (MoPSC) Order and charges for estimated costs relating to withdrawal from the Midwest ISO and the TSP, as discussed below.

    In November 2000, the Company announced that it is withdrawing from the Midwest ISO to become a member of the Alliance Regional Transmission Organization (Alliance RTO). In the fourth quarter of 2000, the Company recorded a pretax nonrecurring charge to earnings of $25 million ($15 million after income taxes, or 11 cents per share) as a result of the Company's decision to withdraw from the Midwest ISO. This charge relates to Ameren's estimated obligation under the Midwest ISO agreement for costs incurred by the Midwest ISO, plus estimated exit costs. See discussions below under "Electric Industry Restructuring" and Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.

    In 1998, the Company announced plans to reduce its other operating expenses, including plans to eliminate approximately 400 employee positions by mid-1999 through a hiring freeze and the TSP. During the third quarter of 1998, a nonrecurring, pretax charge of $25 million was recorded, representing costs incurred to implement the TSP. The elimination of these positions, exclusive of the nonrecurring charge, reduced the Company's operating expenses approximately $15 million in 1998, and approximately $22 million in 1999, and is expected to reduce the Company's operating expenses by approximately $20 million to $25 million each year thereafter. See Note 3 - Targeted Separation Plan under Notes to Consolidated Financial Statements for further information.

   Other operating expenses, excluding the Midwest ISO-related nonrecurring charge discussed above, increased $10 million in 2000, compared to 1999. This increase was primarily due to increases in injuries and damages expense, and higher labor expenses, offset in part by lower employee benefits in 2000, resulting from changes in actuarial assumptions. Other operating expenses decreased $18 million in 1999, compared to 1998.

This decrease was primarily due to the 1998 charge for the TSP and related reduced workforce and the capitalization of certain costs (including computer software costs) that had previously been expensed for the Company's Missouri electric operations. The capitalization was a result of the MoPSC Order received in December 1999 (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). These decreases were partially offset by 1999 expenses associated with electric industry deregulation in Illinois. The $62 million increase in other operations expense in 1998, compared to 1997, was primarily due to the charge for the TSP and increases in injuries and damages expense and information system-related costs.

    Maintenance expenses decreased $3 million in 2000, compared to 1999. This decrease was primarily the result of no Callaway Nuclear Plant outage in 2000, partially offset by increased scheduled fossil power plant maintenance and tree-trimming activity. Maintenance expenses increased $59 million in 1999, compared to 1998. This increase was primarily due to increased fossil power plant maintenance and tree-trimming activity. The expenses incurred for the 35-day refueling outage in the fall of 1999 at the Callaway Nuclear Plant were comparable to those for the 31-day spring 1998 refueling outage. Maintenance expenses increased $2 million in 1998, compared to 1997, due to the refueling outage at the Callaway Nuclear Plant, partially offset by less scheduled fossil power plant maintenance.

    Depreciation and amortization expense increased $32 million in 2000, compared to 1999, due to increased depreciable property, primarily resulting from the addition of combustion turbine generating facilities (see discussions below under "Liquidity and Capital Resources" and "Electric Industry Restructuring" for further information). Depreciation and amortization expense was relatively flat in 1999 and 1998, compared to the prior year periods.

TAXES

    Income tax expense increased $42 million in 2000, compared to 1999, due to higher pretax income. Income tax expense from operations decreased $9 million in 1999, compared to 1998, due to lower pretax income. Income tax expense from operations increased $33 million in 1998, compared to 1997, due to higher pretax income and a higher effective tax rate.

    Other tax expense increased $18 million in 2000, compared to 1999, primarily due to a change in the property tax assessment in the state of Illinois in June 2000. Other tax expense decreased $26 million in 1999, compared to 1998, primarily due to a decrease in gross receipts taxes related to the Company's Illinois jurisdiction. This decrease is the result of the restructuring of the Illinois public utility tax whereby gross receipts taxes are no longer recorded as electric revenues and gross receipts tax expense.

PAGE 18 AMEREN CORPORATION 2000 ANNUAL REPORT


OTHER INCOME AND DEDUCTIONS

    Miscellaneous, net decreased $6 million in 2000, compared to 1999, due to the prior period write-off of certain nonregulated investments, partially offset by increased charitable contributions in 2000. Miscellaneous, net increased $8 million in 1999, compared to 1998, due to the write-off of certain nonregulated investments in 1999 and gains on the sale of property realized in 1998 but not in 1999. Miscellaneous, net decreased $8 million for 1998, compared to 1997, due to increased interest income and gains on the sale of property.

INTEREST

   Interest expense increased $10 million in 2000, compared to 1999, primarily due to increased debt levels related to the construction and purchase of combustion turbine generating facilities (see discussion below under "Liquidity and Capital Resources"). Interest expense decreased $13 million in 1999, primarily due to a lower amount of debt outstanding throughout the year. Interest expense decreased $4 million in 1998, compared to 1997, due to lower interest rates and a decrease in other interest expense, partially offset by an increase in interest on a higher amount of debt outstanding.

BALANCE SHEET

    The $104 million increase in trade accounts receivable was due primarily to higher sales and revenues in November and December 2000, compared to the same 1999 period.

    The $122 million increase in accounts and wages payable, at December 31, 2000, was primarily due to an increase in deferred compensation, in addition to the timing of various payments to suppliers, including the accrual for the nonrecurring charge in connection with the Company's withdrawal from the Midwest ISO.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities totaled $856 million for 2000, compared to $918 million for 1999, and $803 million for 1998.

    Cash flows used in investing activities totaled $910 million, $558 million and $323 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Expenditures in 2000 for constructing new or improving existing facilities and purchasing rail cars were $929 million, including approximately $350 million for the purchase of new combustion turbine generating facilities. In addition, the Company spent $22 million to acquire nuclear fuel.

    Capital expenditures are expected to approximate $886 million in 2001. For the five-year period 2001 through 2005, construction expenditures are estimated at approximately $3 billion. This estimate includes capital expenditures that will be incurred by the Company for the purchase of new combustion turbine generating facilities (see Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information), and for the replacement of four steam generators at its Callaway Nuclear Plant, as well as expenditures to meet new air quality standards for ozone and particulate matter, as discussed below.

    Title IV of the Clean Air Act Amendments of 1990 required the Company to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions by the year 2000. By switching to low-sulfur coal, early banking of emission credits and installing advanced NOx reduction combustion technology, the Company is meeting these requirements.

    In July 1997, the United States Environmental Protection Agency (EPA) issued regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. In May 1999, the U.S. Court of Appeals for the District of Columbia remanded the regulations back to the EPA for review. The EPA appealed the decision to the U.S. Supreme Court, and all arguments and briefs have been filed. A decision is expected in mid-2001. New ambient standards may require significant additional reductions in SO2 and NOx emissions from the Company's power plants by 2007. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.

    In an attempt to lower ozone levels across the eastern United States, the EPA issued regulations in September 1998, to reduce NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). The regulations were challenged in a U.S. District Court. In March 2000, the Court upheld most of the regulations. However, the Court remanded the state of Missouri's regulations back to the EPA for revision. The Court further delayed the compliance date of the regulations until 2004. The regulations mandate a 75% reduction in NOx emissions from power plant boilers in Illinois by the year 2004. The final applicability of the regulations as they might apply to utility boilers in Missouri is still uncertain. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help reduce the costs of compliance with these regulations. However, the regulations will require the installation of selective catalytic reduction technology on some of the Company's units, as well as additional controls.

    Currently, the Company estimates that its additional capital expenditures to comply with the final NOx regulations could range from $250 million to $300 million over the period from 2001 to 2005. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2005. The Company is exploring alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity. See Note 12 - Commitments and Contingencies under Notes to

                                                          WWW.AMEREN.COM PAGE 19

Consolidated Financial Statements for further discussion of environmental issues.

    See Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for a discussion of Callaway Nuclear Plant decommissioning costs.

    Cash flows used in financing activities were $14 million for 2000, compared to $241 million for 1999 and $446 million for 1998. The Company's principal financing activities during 2000 included the issuance of $703 million of long-term debt, the redemption of $421 million of long-term debt and the payment of dividends.

    On November 1, 2000, AmerenEnergy Generating Company (Generating Company), a wholly owned subsidiary of AmerenEnergy Resources Company, issued in a private placement Senior Notes, Series A due 2005 (Series A Notes) and Senior Notes, Series B due 2010 (Series B Notes) (collectively, the Senior Notes). The Series A Notes totaled $225 million. Interest will accrue on the Series A Notes at a rate of 7.75% per year and will be payable semiannually in arrears on May 1 and November 1 of each year commencing on May 1, 2001. Principal of the Series A Notes will be payable on November 1, 2005. Series B Notes totaled $200 million. Interest will accrue on the Series B Notes at a rate of 8.35% per year and will be payable semiannually in arrears on May 1 and November 1 of each year commencing on May 1, 2001. Principal of the Series B Notes will be payable on November 1, 2010. The proceeds from the Senior Notes were $423.6 million, excluding transaction costs. With the proceeds of the Senior Notes, Generating Company reduced its short-term borrowings incurred in connection with the construction of completed combustion turbine generating facilities, paid for the construction of certain combustion turbine generating facilities, and funded working capital and other capital expenditure needs. Generating Company intends to file a registration statement in the first quarter of 2001 to register the Senior Notes under the Securities Act of 1933, as amended, to permit an exchange offer of the Senior Notes.

    The Company anticipates securing additional permanent financing during 2001-2004 to primarily fund capital expenditure requirements for combustion turbine generating facilities. At this time, the Company is unable to determine the amount of the additional permanent financing, as well as the additional financing's impact on the Company's financial position, results of operations or liquidity.

    The Company plans to continue utilizing short-term debt to support normal operations and other temporary requirements. The Company and its subsidiaries are authorized by the Securities and Exchange Commission (SEC) under PUHCA to have up to an aggregate $2.8 billion of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings consist of commercial paper (maturities generally within 1 to 45 days) and bank loans. At December 31, 2000, the Company had committed bank lines of credit aggregating $176 million, all of which was unused and available at such date, which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate or other options. The lines of credit are renewable annually at various dates throughout the year. The Company has bank credit agreements, expiring at various dates between 2001 and 2002, that support commercial paper programs totaling $763 million, $463 million of which is available for the Company's own use and for the use of its subsidiaries. The remaining $300 million is available for the use of the Company's regulated subsidiaries. At December 31, 2000, $577 million was unused and available. The Company had $203 million of short-term borrowings at year end (see Note 7 - Short-Term Borrowings under Notes to Consolidated Financial Statements for further information).

    AmerenUE also has a lease agreement that provides for the financing of nuclear fuel. At December 31, 2000, the maximum amount that could be financed under the agreement was $120 million. Cash used in financing for 2000 included issuances under the lease for nuclear fuel of $9 million, offset in part by $11 million of redemptions. At December 31, 2000, $114 million was financed under the lease. See Note 5 - Nuclear Fuel Lease under Notes to Consolidated Financial Statements for further information.

    During the course of the Company's resource planning and to satisfy regulatory load requirements for 2001 and beyond for AmerenUE, AmerenCIPS and AmerenEnergy Resources Company, the Company is seeking regulatory approvals to transfer AmerenUE's Illinois-based electric and natural gas businesses and its Illinois-based distribution and transmission assets and personnel to AmerenCIPS (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further discussion). The distribution and transmission assets and related liabilities are proposed to be transferred from AmerenUE to AmerenCIPS at historical net book value; therefore, the transfer will have no effect on the consolidated balance sheet of Ameren. In addition, the Company is considering proposals for the purchase of 450 megawatts of capacity and energy for the summer of 2001, among other things. At this time, management is unable to predict which course of action it will pursue to satisfy these requirements and their ultimate impact on the Company's financial position, results of operations or liquidity.

   The Company, in the ordinary course of business, explores opportunities to reduce its costs in order to remain competitive in the marketplace. Areas where the Company focuses its review include, but are not limited to, labor costs and fuel supply costs. In the labor area, over the past two years, the Company has reached agreements with all of the Company's major collective bargaining units which will permit it to manage its labor costs and practices effectively in the future. The Company also explores alternatives to effectively manage the size of its workforce. These alternatives include utilizing hiring freezes,

PAGE 20 AMEREN CORPORATION 2000 ANNUAL REPORT

outsourcing and offering employee separation packages. In the fuel supply area, the Company explores alternatives to effectively manage its overall fuel costs. These alternatives include diversifying fuel and transportation sources for the Company's fossil power plants, as well as restructuring or terminating existing contracts with suppliers.

   Certain of these reduction alternatives could result in additional investments being made at the Company's power plants in order to utilize different types of coal, or could require nonrecurring payments of employee separation benefits or nonrecurring payments to restructure or terminate existing fuel contracts with suppliers. Management is unable to predict which (if any), and to what extent, these alternatives to reduce its overall cost structure will be executed, as well as determine the impact of these actions on the Company's future financial position, results of operations or liquidity.

DIVIDENDS

   Common stock dividends paid in 2000 resulted in a payout rate of 76% of the Company's net income. Dividends paid to common stockholders in relation to net cash provided by operating activities for the same period were 41%.

   The Board of Directors does not set specific targets or pay-out parameters for dividend payments; however, the Board considers various issues, including the Company's historic earnings and cash flow; projected earnings, cash flow and potential cash flow requirements; dividend payout rates at other utilities; return on investments with similar risk characteristics; and overall business considerations. On February 9, 2001, the Ameren Board of Directors declared a quarterly common stock dividend of 63.5 cents per share, payable March 31, 2001.

RATE MATTERS

   In July 1995, the MoPSC approved an agreement establishing contractual obligations involving the Company's Missouri retail electric rates. Included was a three-year experimental alternative regulation plan (the Original Plan) that ran from July 1, 1995, through June 30, 1998. A new three-year experimental alternative regulation plan (the New Plan) was included in the joint agreement authorized by the MoPSC in its February 1997 order approving the Merger. The New Plan runs from July 1, 1998 through June 30, 2001. On February 1, 2001, the Company, MoPSC staff, and other parties submitted filings to the MoPSC addressing the merits of extending the current experimental alternative regulation plan. In its filing, the Company supported an extension of this plan with certain modifications, including retail electric rate reductions and additional customer credits. The MoPSC staff filing noted several concerns with the current plan and suggested that under traditional cost of service ratemaking, an annualized electric rate decrease of at least $100 million could be warranted. The Company has been engaged in discussions with the MoPSC staff and other parties in an effort to address issues associated with the possible extension of the New Plan. At this time, the Company cannot predict the outcome of these discussions or the timing or amount of any future electric rate reductions.

   See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for a further discussion of the experimental alternative regulation plan and a discussion of other rate matters.

ELECTRIC INDUSTRY RESTRUCTURING

   Steps taken and being considered at the federal and state levels continue to change the structure of the electric industry and utility regulation and encourage increased competition. At the federal level, the Energy Policy Act of 1992 reduced various restrictions on the operation and ownership of independent power producers and gave the Federal Energy Regulatory Commission (FERC) the authority to order electric utilities to provide transmission access to third parties.

   During 2000 and in early 2001, deregulation laws established in the state of California, coupled with high energy prices, increasing demands for power by users in that state, transmission constraints, and limited generation resources, among other things, negatively impacted several major electric utilities in that state. Federal and state regulators and legislators have proposed and implemented, in part, different courses of action to attempt to address these issues. The Company does not maintain utility operations in the state of California, nor does it provide energy directly to utilities in that state. At this time, the Company is uncertain what impact, if any, changes in deregulation laws will have on future federal and state deregulation laws (including the state of Missouri), which could directly impact the Company's future financial position, results of operations or liquidity.

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

                                                WWW.AMEREN.COM           PAGE 21

   In 1998, AmerenUE and AmerenCIPS joined a group of companies that originally supported the formation of the Midwest ISO. An ISO operates, but does not own, electric transmission systems and maintains system reliability and security, while facilitating wholesale and retail competition through the elimination of "pancaked" transmission rates. The Midwest ISO is regulated by the FERC. The FERC conditionally approved the formation of the Midwest ISO in September 1998. The MoPSC and the Illinois Commerce Commission (ICC) have authorized AmerenUE and AmerenCIPS to join the Midwest ISO.

   In December 1999, the FERC issued Order 2000 relating to Regional Transmission Organizations (RTOs) that would meet certain characteristics such as size and independence. RTOs, including ISOs, are entities that ensure comparable and non-discriminatory access to regional electric transmission systems. Order 2000 calls on all transmission owners to join RTOs.

   Following the announcements of Commonwealth Edison and Illinois Power of their intent to withdraw from the Midwest ISO and join the Alliance RTO, the Company determined that the operational configuration of the Midwest ISO was unacceptable and announced its withdrawal in November 2000. The Company decided to withdraw to ensure the continued reliable and efficient operation of the Ameren transmission system. As a result of the Company's decision to withdraw from the Midwest ISO, in the fourth quarter of 2000, the Company recorded a pretax nonrecurring charge to earnings of $25 million ($15 million after income taxes, or 11 cents per share). This charge relates to the Company's estimated obligation under the Midwest ISO agreement for costs incurred by the Midwest ISO, plus estimated exit costs.

   In January 2001, the Company announced that it had signed an agreement to join the Alliance RTO. Also, in January 2001, the FERC conditionally approved the formation, including the rate structure, of the Alliance RTO. Ameren's withdrawal from the Midwest ISO and its membership in the Alliance RTO are subject to regulatory approvals. At this time, the Company is unable to determine the impact that its withdrawal from the Midwest ISO and its participation in the Alliance RTO will have on its future financial condition, results of operations or liquidity.

ILLINOIS

   In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the Illinois Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy at retail in Illinois.

   Major provisions of the Illinois Law include the phasing-in through 2002 of retail direct access, which allows customers to choose their electric generation suppliers. The phase-in of retail direct access began on October 1, 1999, with large commercial and industrial customers principally comprising the initial group. The remaining commercial and industrial customers in Illinois were offered choice on December 31, 2000. Commercial and industrial customers in Illinois represent approximately 13% of the Company's total sales. As of December 31, 2000, the impact of retail direct access on the Company's financial condition, results of operations and liquidity was immaterial. Retail direct access will be offered to residential customers on May 1, 2002.

   In addition, the Illinois Law included a 5% rate decrease for residential customers that became effective in August 1998. This rate decrease reduced electric revenues by approximately $14 million annually compared to pre-Illinois Law rates, based on estimated levels of sales and assuming normal weather conditions (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In 1998, the Company eliminated its uniform fuel adjustment clauses (FACs) as allowed by the Illinois Law, which has benefited shareholders since 1998 (see Note 1 - Summary of Significant Accounting Policies under Notes to Consolidated Financial Statements for further information). The Illinois Law contains a provision allowing for the potential recovery of a portion of strandable costs, which represent costs that would not be recoverable in a restructured environment, through a transition charge collected from customers who choose an alternate electric supplier. In addition, the Illinois Law contains a provision requiring a portion of excess earnings (as defined under the Illinois Law) for the years 1998 through 2004 to be refunded to customers. See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.

   In conjunction with another provision of the Illinois Law, on May 1, 2000, following the receipt of all required state and federal regulatory approvals, AmerenCIPS transferred its electric generating assets and liabilities, at historical net book value, to Generating Company, in exchange for a promissory note from Generating Company in the principal amount of approximately $552 million and Generating Company common stock (the Transfer). In addition, on June 30, 2000, Generating Company borrowed $50 million from Ameren to assist with the future purchase of combustion turbine generating facilities and to meet working capital needs. The promissory notes bear interest at 7% and each have a term of five years payable based on a 10-year amortization. The transferred assets represent a generating capacity of approximately 2,900 megawatts. Approximately 45% of AmerenCIPS' employees were transferred to Generating Company as part of the transaction.

   In conjunction with the Transfer, an electric power supply agreement was entered into between Generating Company and its newly created nonregulated affiliate, AmerenEnergy Marketing Company (Marketing Company), also a wholly owned subsidiary of AmerenEnergy Resources Company. Under this agreement, Marketing Company is entitled to purchase all of Generating Company's energy and capacity. This agreement may not be terminated until at least December 31, 2004. In addition,

PAGE 22 AMEREN CORPORATION 2000 ANNUAL REPORT

Marketing Company entered into an electric power supply agreement with AmerenCIPS to supply it sufficient energy and capacity to meet its obligations as a public utility through December 31, 2004. This agreement expires December 31, 2004. Power will continue to be jointly dispatched between AmerenUE and Generating Company.

   The creation of the new subsidiaries and the transfer of AmerenCIPS' generating assets and liabilities had no effect on the financial statements of Ameren as of the date of transfer.

MISSOURI

   In Missouri, where approximately 70% of the Company's retail electric revenues are derived, restructuring bills were introduced by the Missouri legislature in 1999 and 2000. The Company is unable to predict the timing or ultimate outcome of electric utility restructuring in the state of Missouri; however, management does not believe that comprehensive restructuring legislation will be passed in 2001.

SUMMARY

   In summary, the potential negative consequences associated with electric industry restructuring could be significant and could include the impairment and writedown of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expenses. Conversely, a deregulated marketplace can provide earnings enhancement opportunities. The Company will continue to focus on cost control to ensure that it maintains a competitive cost structure, which includes the termination of high-cost coal supply contracts (see Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). Also, in Illinois, the Company's actions included the establishment of a nonregulated generating subsidiary and the expansion of its generation assets, which strengthened its trading and marketing operations to maintain its current customers and obtain new customers, and the enhancement of its information systems. Management believes that these actions position the Company well in the competitive Illinois marketplace. In Missouri, the Company is actively involved in all major deliberations taking place surrounding electric industry restructuring in an effort to ensure that restructuring legislation, if any, contains an orderly transition and is equitable to the Company's shareholders. At this time, the Company is unable to predict the ultimate impact of electric industry restructuring on the Company's future financial condition, results of operations or liquidity.

CONTINGENCIES

   See Note 2 - Regulatory Matters, Note 12 - Commitments and Contingencies and
Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for material issues existing at December 31, 2000.

MARKET RISK RELATED TO
FINANCIAL INSTRUMENTS AND
COMMODITY INSTRUMENTS

   Market risk represents the risk of changes in value of a physical asset or a financial instrument, derivative or non-derivative, caused by fluctuations in market variables (e.g., interest rates, equity prices, commodity prices, etc.). The following discussion of the Company's risk management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the "forward-looking" statements. The Company handles market risks in accordance with established policies, which may include entering into various derivative transactions. In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operational and credit risk and are not represented in the following analysis.

   The Company's risk management objective is to optimize its physical generating assets within prudent risk parameters. Risk management policies are set by a Risk Management Steering Committee, which is comprised of senior-level Ameren officers.

INTEREST RATE RISK

   The Company is exposed to market risk through changes in interest rates through its issuance of both long-term and short-term variable-rate debt and fixed-rate debt, commercial paper and auction-rate preferred stock. The Company manages its interest rate exposure by controlling the amount of these instruments it holds within its total capitalization portfolio and by monitoring the effects of market changes in interest rates.

   If interest rates increase 1% in 2001, as compared to 2000, the Company's interest expense would increase by approximately $9 million and net income would decrease by approximately $5 million. This amount has been determined using the assumptions that the Company's outstanding variable-rate debt, commercial paper and auction-rate preferred stock, as of December 31, 2000, continued to be outstanding throughout 2001, and that the average interest rates for these instruments increased 1% over 2000. The model does not consider the effects of the reduced level of potential overall economic activity that would exist in such an environment. In the event of a significant change in interest rates, management would likely take actions to further mitigate its exposure to this market risk. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in the Company's financial structure.

COMMODITY PRICE RISK

   The Company is exposed to changes in market prices for natural gas, fuel and electricity. Several techniques are utilized to mitigate the Company's risk, including utilizing derivative

                                                          WWW.AMEREN.COM PAGE 23

financial instruments. A derivative is a contract whose value is dependent on, or derived from, the value of some underlying asset. The derivative financial instruments that the Company uses (primarily forward contracts, futures contracts and option contracts) are dictated by risk management policies.

   With regard to its natural gas utility business, the Company's exposure to changing market prices is in large part mitigated by the fact that the Company has purchased gas adjustment clauses (PGAs) in place in both its Missouri and Illinois jurisdictions. The PGA allows the Company to pass on to its customers its prudently incurred costs of natural gas.

   The Company has a subsidiary, AmerenEnergy Fuels and Services Company, a wholly owned subsidiary of AmerenEnergy Resources Company, which is responsible for providing fuel procurement and gas supply services on behalf of the Company's operating subsidiaries, and for managing fuel and natural gas price risks. Fixed price forward contracts, as well as futures and options, are all instruments, which may be used to manage these risks. The majority of the Company's fuel supply contracts are physical forward contracts. Since the Company does not have a provision similar to the PGA for its electric operations, the Company has entered into several long-term contracts with various suppliers to purchase coal and nuclear fuel to manage its exposure to fuel prices (see Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information). With regard to the Company's nonregulated electric generation operations, the Company is exposed to changes in market prices for natural gas to the extent it must purchase natural gas to run its combustion turbine generators. The Company's natural gas procurement strategy is designed to ensure reliable and immediate delivery of natural gas to its intermediate and peaking units by optimizing transportation and storage options and minimizing cost and price risk by structuring various supply agreements to maintain access to multiple gas pools and supply basins and reducing the impact of price volatility.

   With regard to the Company's exposure to commodity price risk for purchased power and excess electricity sales, the Company has a subsidiary, AmerenEnergy, whose primary responsibility includes managing market risks associated with changing market prices for electricity purchased and sold on behalf of AmerenUE and Generating Company.

   Although the Company cannot completely eliminate the effects of elevated prices and price volatility, its strategy is designed to minimize the effect of these market conditions on the results of operations. The Company's gas procurement strategy includes procuring natural gas under a portfolio of agreements with price structures, including fixed price, indexed price and embedded price hedges such as caps and collars. The Company's strategy also utilizes physical assets through storage, operator and balancing agreements to minimize price volatility. The Company's electric marketing strategy is to extract additional value from its generation facilities by selling energy in excess of needs for term sales and purchasing energy when the market price is less than the cost of generation. The Company's primary use of derivatives has been limited to transactions that are expected to reduce price risk exposure for the Company.

EQUITY PRICE RISK

   The Company maintains trust funds, as required by the Nuclear Regulatory Commission and Missouri and Illinois state laws, to fund certain costs of nuclear decommissioning (see Note 13 - Callaway Nuclear Plant under Notes to Consolidated Financial Statements for further information). As of December 31, 2000, these funds were invested primarily in domestic equity securities, fixed-rate, fixed-income securities, and cash and cash equivalents. By maintaining a portfolio that includes long-term equity investments, the Company is seeking to maximize the returns to be utilized to fund nuclear decommissioning costs. However, the equity securities included in the Company's portfolio are exposed to price fluctuations in equity markets, and the fixed-rate, fixed-income securities are exposed to changes in interest rates. The Company actively monitors its portfolio by benchmarking the performance of its investments against certain indices and by maintaining, and periodically reviewing, established target allocation percentages of the assets of its trusts to various investment options. The Company's exposure to equity price market risk is, in large part, mitigated, due to the fact that the Company is currently allowed to recover its decommissioning costs in its rates.

ACCOUNTING MATTERS

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. The intended use of the derivatives and their designation as either a fair value hedge, a cash flow hedge, or a foreign currency hedge will determine when the gains or losses on the derivatives are to be reported in earnings and when they are to be reported as a component of other comprehensive income in stockholders' equity. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS 133 to all fiscal quarters of all fiscal years, beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -

PAGE 24 AMEREN CORPORATION 2000 ANNUAL REPORT


an amendment of FASB Statement No. 133," which amended certain accounting and reporting standards of SFAS 133. The Company is adopting SFAS 133 in the first quarter of 2001. The Company expects the impact of this standard to result in a cumulative charge as of January 1, 2001 of $7 million after income taxes to the income statement and a cumulative adjustment of $11 million to decrease stockholders' equity. However, the Derivatives Implementation Group (DIG), a committee of the FASB responsible for providing guidance on the implementation of SFAS 133, has not reached a conclusion regarding the appropriate accounting treatment of certain types of energy contracts under SFAS 133. The Company is unable to predict when this issue will ultimately be resolved and the impact the resolution will have on the Company's future financial position, results of operations or liquidity. Implementation of SFAS 133 will likely increase the volatility of the Company's earnings in future periods.

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

   In the Illinois retail jurisdiction, the cost of fuel for electric generation, which was previously reflected in billings to customers through uniform fuel adjustment clauses, has been added to base rates as provided for in the Illinois Law (see Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information). In the Missouri retail jurisdiction, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through a fuel adjustment clause. In Illinois and Missouri, changes in gas costs relating to retail gas utility services are generally reflected in billings to customers through purchased gas adjustment clauses. The Company is impacted by changes in market prices for natural gas to the extent it must purchase natural gas to run its combustion turbine generators. The Company has structured various supply agreements to maintain access to multiple gas pools and supply basins to minimize the impact to the financial statements (see discussion above under "Commodity Price Risk" for further information).

   Inflation continues to be a factor affecting operations, earnings, stockholders' equity and financial performance.

SAFE HARBOR STATEMENT

   Statements made in this annual report to stockholders which are not based on historical facts, are "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such "forward-looking" statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, and financial performance. In connection with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. The following factors, in addition to those discussed elsewhere in this report and in subsequent securities filings, could cause results to differ materially from management expectations as suggested by such "forward-looking" statements: the effects of regulatory actions, including changes in regulatory policy; changes in laws and other governmental actions; the impact on the Company of current regulations related to the phasing-in of the opportunity for some customers to choose alternative energy suppliers in Illinois; the effects of increased competition in the future, due to, among other things, deregulation of certain aspects of the Company's business at both the state and federal levels; the effects of withdrawal from the Midwest ISO and membership in the Alliance RTO; future market prices for fuel and purchased power, electricity, and natural gas, including the use of financial instruments; average rates for electricity in the Midwest; business and economic conditions; interest rates; weather conditions; fuel prices and availability; generation plant construction, installation and performance; the impact of current environmental regulations on utilities and generating companies and the expectation that more stringent requirements will be introduced over time, which could potentially have a negative financial effect; monetary and fiscal policies; future wages and employee benefits costs; and legal and administrative proceedings.

                                                        WWW.AMEREN.COM PAGE 25

CONSOLIDATED STATEMENT OF INCOME

Thousands of Dollars, Except Share and
Per Share Amounts  Year Ended December 31,                       2000             1999              1998
--------------------------------------------------------------------------------------------------------

OPERATING REVENUES:
 Electric                                               $   3,525,597    $   3,287,590    $   3,094,211
 Gas                                                          323,886          228,298          216,681
 Other                                                          6,366            7,743            7,316
                                                        -----------------------------------------------
     TOTAL OPERATING REVENUES                               3,855,849        3,523,631        3,318,208
                                                        -----------------------------------------------

OPERATING EXPENSES:
 Operations:
  Fuel and purchased power                                  1,025,221          973,277          780,123
  Gas                                                         209,467          131,449          118,846
  Other                                                       664,544          629,482          647,157
                                                        -----------------------------------------------
                                                            1,899,232        1,734,208        1,546,126
 Maintenance                                                  367,921          370,873          312,011
 Depreciation and amortization                                382,129          350,539          348,403
 Income taxes                                                 301,192          258,870          267,673
 Other taxes                                                  265,065          246,592          272,774
                                                        -----------------------------------------------
     TOTAL OPERATING EXPENSES                               3,215,539        2,961,082        2,746,987
                                                        -----------------------------------------------


OPERATING INCOME                                              640,310          562,549          571,221
                                                        -----------------------------------------------


OTHER INCOME AND (DEDUCTIONS):
 Allowance for equity funds used during construction            5,298            7,161            5,001
 Miscellaneous, net                                            (4,400)         (10,813)          (2,609)
                                                        -----------------------------------------------
     TOTAL OTHER INCOME AND (DEDUCTIONS)                          898           (3,652)           2,392
                                                        -----------------------------------------------


INCOME BEFORE INTEREST CHARGES AND PREFERRED
DIVIDENDS                                                     641,208          558,897          573,613
                                                        -----------------------------------------------


INTEREST CHARGES AND PREFERRED DIVIDENDS:
 Interest                                                     179,706          168,275          181,580
 Allowance for borrowed funds used during construction         (8,292)          (7,123)          (7,026)
 Preferred dividends of subsidiaries                           12,700           12,650           12,562
                                                        -----------------------------------------------
     NET INTEREST CHARGES AND PREFERRED DIVIDENDS             184,114          173,802          187,116
                                                        -----------------------------------------------


NET INCOME                                              $     457,094    $     385,095    $     386,497
EARNINGS PER COMMON SHARE - BASIC AND DILUTED           -----------------------------------------------
     (BASED ON AVERAGE SHARES OUTSTANDING)              $        3.33    $        2.81    $        2.82
                                                        -----------------------------------------------


AVERAGE COMMON SHARES OUTSTANDING                         137,215,462      137,215,462      137,215,462
                                                        -----------------------------------------------

See Notes to Consolidated Financial Statements.

PAGE 26      AMEREN CORPORATION   2000 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET


Thousands of Dollars                                             December 31,             2000              1999
--------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY AND PLANT, AT ORIGINAL COST:

 Electric                                                                            $12,684,366       $12,053,411
 Gas                                                                                     509,746           491,708
 Other                                                                                    97,214            92,696
                                                                                     ------------------------------
                                                                                      13,291,326        12,637,815
 Less accumulated depreciation and amortization                                        6,204,367         5,891,340
                                                                                     ------------------------------
                                                                                       7,086,959         6,746,475


 Construction work in progress:
    Nuclear fuel in process                                                              117,789            88,830
    Other                                                                                500,924           329,880
                                                                                     ------------------------------
     TOTAL PROPERTY AND PLANT, NET                                                     7,705,672         7,165,185
                                                                                     ------------------------------


INVESTMENTS AND OTHER ASSETS:

  Investments                                                                             40,235            66,476
  Nuclear decommissioning trust fund                                                     190,625           186,760
  Other                                                                                   97,630            80,737
                                                                                     ------------------------------
     TOTAL INVESTMENTS AND OTHER ASSETS                                                  328,490           333,973
                                                                                     ------------------------------


CURRENT ASSETS:

  Cash and cash equivalents                                                              125,968           194,882
  Accounts receivable - trade (less allowance for doubtful
   accounts of $8,028 and $7,136, respectively)                                          474,425           370,441
  Other accounts and notes receivable                                                     56,529            20,668
  Materials and supplies, at average cost:
   Fossil fuel                                                                           107,572           123,143
   Other                                                                                 119,478           130,081
Other                                                                                     37,210            39,791
                                                                                     ------------------------------
     TOTAL CURRENT ASSETS                                                                921,182           879,006
                                                                                     ------------------------------


REGULATORY ASSETS:
  Deferred income taxes                                                                  600,100           622,520
  Other                                                                                  158,986           176,931
                                                                                     ------------------------------
     TOTAL REGULATORY ASSETS                                                             759,086           799,451
                                                                                     ------------------------------


TOTAL ASSETS                                                                         $ 9,714,430       $ 9,177,615
                                                                                     ------------------------------


See Notes to Consolidated Financial Statements.

                                                          WWW.AMEREN.COM PAGE 27


Thousands of Dollars, Except Share and Per Share Amounts            December 31,                 2000            1999
---------------------------------------------------------------------------------------------------------------------------

CAPITAL AND LIABILITIES

CAPITALIZATION:
 Common stock, $.01 par value, 400,000,000 shares authorized -
  137,215,462 shares outstanding (Note 6)                                                    $        1,372    $      1,372
 Other paid-in capital, principally premium on common stock                                       1,581,339       1,582,501
 Retained earnings (see accompanying statement)                                                   1,613,960       1,505,827
                                                                                             ------------------------------
  Total Common Stockholders' Equity                                                               3,196,671       3,089,700
 Preferred stock not subject to mandatory redemption (Note 6)                                       235,197         235,197
 Long-term debt (Note 8)                                                                          2,745,068       2,448,448
                                                                                             ------------------------------
  TOTAL CAPITALIZATION                                                                            6,176,936       5,773,345
                                                                                             ------------------------------



MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                                        3,940           4,010
                                                                                             ------------------------------


CURRENT LIABILITIES:
 Current maturity of long-term debt (Note 8)                                                         44,444          60,867
 Short-term debt                                                                                    203,260         148,165
 Accounts and wages payable                                                                         462,924         341,274
 Accumulated deferred income taxes                                                                   49,829          70,719
 Taxes accrued                                                                                      124,706         155,396
 Other                                                                                              300,798         300,747
                                                                                             ------------------------------
  TOTAL CURRENT LIABILITIES                                                                       1,185,961       1,077,168
                                                                                             ------------------------------


Commitments and Contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                                                 1,540,536       1,493,634
Accumulated deferred investment tax credits                                                         164,120         170,834
Regulatory liability                                                                                183,541         188,404
Other deferred credits and liabilities                                                              459,396         470,220
                                                                                             ------------------------------

TOTAL CAPITAL AND LIABILITIES                                                                $    9,714,430    $  9,177,615
                                                                                             ------------------------------


See Notes to Consolidated Financial Statements.

PAGE 28 AMEREN CORPORATION   2000 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS


Thousands of Dollars                              Year Ended December 31,          2000         1999         1998
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
 Net income                                                                      $457,094     $385,095     $386,497
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                                   369,795      340,329      338,488
  Amortization of nuclear fuel                                                     37,101       36,068       36,855
  Allowance for funds used during construction                                    (13,590)     (14,284)     (12,027)
  Deferred income taxes, net                                                        1,699      (22,578)     (24,849)
  Deferred investment tax credits, net                                             (6,714)      (7,998)     (11,428)
  Changes in assets and liabilities:
    Receivables, net                                                             (139,845)      34,484       (6,658)
    Materials and supplies                                                         26,174       (7,432)     (18,209)
    Accounts and wages payable                                                    121,650       56,456       (8,573)
    Taxes accrued                                                                 (30,690)      41,290        3,540
    Other, net                                                                     32,908       76,145      119,608
                                                                                 ----------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                                    855,582      917,575      803,244
                                                                                 ----------------------------------
CASH FLOWS FROM INVESTING:
 Construction expenditures                                                       (928,727)    (570,807)    (324,905)
 Allowance for funds used during construction                                      13,590       14,284       12,027
 Nuclear fuel expenditures                                                        (21,527)     (21,901)     (20,432)
 Other                                                                             26,241       20,218       10,494
                                                                                 ----------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                                       (910,423)    (558,206)    (322,816)
                                                                                 ----------------------------------
CASH FLOWS FROM FINANCING:
 Dividends on common stock                                                       (348,527)    (348,527)    (348,527)
 Redemptions:
  Nuclear fuel lease                                                              (11,356)     (15,138)     (67,720)
  Short-term debt                                                                    --           --        (17,738)
  Long-term debt                                                                 (420,994)    (174,444)    (273,444)
 Issuances:
  Nuclear fuel lease                                                                9,109       64,972       16,439
  Short-term debt                                                                  55,095       79,637         --
  Long-term debt                                                                  702,600      152,150      245,000
                                                                                 ----------------------------------
     NET CASH USED IN FINANCING ACTIVITIES                                        (14,073)    (241,350)    (445,990)
                                                                                 ----------------------------------
     NET CHANGE IN CASH AND CASH EQUIVALENTS                                      (68,914)     118,019       34,438

     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               194,882       76,863       42,425
                                                                                 ----------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $125,968     $194,882      $76,863
                                                                                 ----------------------------------
Cash paid during the periods:
 Interest (net of amount capitalized)                                            $168,650     $162,705     $175,168
 Income taxes                                                                    $311,848     $247,428     $298,589

See Notes to Consolidated Financial Statements.

                                                          WWW.AMEREN.COM PAGE 29


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Thousands of Dollars                      Year Ended December 31,           2000              1999            1998
---------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                          $1,505,827        $1,472,200       $1,434,658
  Add:
    Net income                                                             457,094           385,095          386,497

  Deduct:
    Dividends                                                              348,961           351,468          348,955
                                                                        ---------------------------------------------
BALANCE AT CLOSE OF PERIOD                                              $1,613,960        $1,505,827       $1,472,200
                                                                        =============================================

SELECTED QUARTERLY INFORMATION
(Unaudited)
Thousands of Dollars, Except Per Share Amounts

----------------------------------------------------------------------------------------------------------
QUARTER ENDED:                               Operating      Operating      Net Income    Earnings (Loss)
                                             Revenues       Income         (Loss)        Per Common Share
MARCH 31, 2000 (A)                             $825,376     $108,578      $61,393           $.45
March 31, 1999 (a)                              735,902       99,687       54,359            .40
                                              ------------------------------------------------------------

JUNE 30, 2000 (B)                               940,304      159,206      113,585            .83
June 30, 1999                                   859,884      130,512       86,519            .63
                                              ------------------------------------------------------------

SEPTEMBER 30, 2000 (C)                        1,195,411      305,685      256,137           1.87
September 30, 1999                            1,193,462      296,727      249,819           1.82
                                              ------------------------------------------------------------

DECEMBER 31, 2000 (D)                           894,758       66,841       25,979            .19
December 31, 1999 (e)                           734,383       35,623       (5,602)          (.04)
                                              ------------------------------------------------------------

(a) The first quarter of 2000 and 1999 included credits to Missouri electric customers that reduced net income approximately $6 million, or 4 cents per share and $11 million, or 8 cents per share, respectively.
(b) The second quarter of 2000 included credits to Missouri electric customers that reduced net income approximately $3 million, or 2 cents per share.
(c) The third quarter of 2000 included credits to Missouri electric customers that reduced net income approximately $11 million, or 8 cents per share.
(d) The fourth quarter of 2000 included credits to Missouri electric customers that reduced net income approximately $17 million, or 12 cents per share. The fourth quarter of 2000 also included a nonrecurring charge related to the withdrawal from the Midwest ISO that reduced net income $15 million, or 11 cents per share. (See Note 2 - Regulatory Matters under
    Notes to Consolidated Financial Statements for further information.)
(e) The fourth quarter of 1999 included adjustments that increased earnings $9 million, or 6 cents per share as a result of a Report and Order received from the Missouri Public Service Commission relating to the Company's electric alternative regulation plan. (See Note 2 - Regulatory Matters under Notes to Consolidated Financial Statements for further information.) The fourth quarter of 1999 also included a $31 million, or 23 cents per share charge for coal supply contract terminations. (See Note 12 - Commitments and Contingencies under Notes to Consolidated Financial Statements for further information.) In addition, Callaway Nuclear Plant refueling expenses, which decreased net income approximately $22 million, or 16 cents per share, were included in the fourth quarter of 1999.

Other changes on quarterly earnings are due to the effect of weather on sales and other factors that are characteristic of public utility operations.

See Notes to Consolidated Financial Statements.

PAGE 30      AMEREN CORPORATION   2000 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION

   Ameren Corporation (Ameren or the Company) is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Union Electric Company (AmerenUE) and CIPSCO Incorporated (CIPSCO) combined to form Ameren, with AmerenUE and CIPSCO's subsidiaries, Central Illinois Public Service Company (AmerenCIPS) and CIPSCO Investment Company (CIC), becoming subsidiaries of Ameren (the Merger). The outstanding preferred shares of AmerenUE and AmerenCIPS were not affected by the Merger.

   The accompanying consolidated financial statements include the accounts of Ameren and its subsidiaries (collectively, the Company). All subsidiaries for which the Company owns directly or indirectly more than 50% of the voting stock are included as consolidated subsidiaries. Ameren's primary operating companies, AmerenUE, AmerenCIPS, and AmerenEnergy Generating Company (Generating Company), a wholly owned subsidiary of AmerenEnergy Resources Company, are engaged principally in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. The operating companies serve 1.5 million electric and 300,000 natural gas customers in a 44,500-square-mile area of Missouri and Illinois. The Company's other principal subsidiaries include: CIC, an investing subsidiary; AmerenEnergy, Inc., an energy trading and marketing subsidiary; Ameren Development Company, a nonregulated products and services subsidiary; AmerenEnergy Resources Company, a holding company for the Company's nonregulated generating operations; and Ameren Services Company, a shared support services subsidiary. The Company also has a 60% interest in Electric Energy, Inc. (EEI). EEI owns and/or operates electric generation and transmission facilities in Illinois that supply electric power primarily to a uranium enrichment plant located in Paducah, Kentucky. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

   References to the Company are to Ameren on a consolidated basis; however, in certain circumstances, the subsidiaries are separately referred to in order to distinguish among their different business activities.

   In conjunction with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997, on May 1, 2000, following the receipt of all required state and federal regulatory approvals, AmerenCIPS transferred its electric generating assets and liabilities, at historical net book value, to Generating Company (see
Note 2 - Regulatory Matters for further discussion). The transfer of AmerenCIPS' generating assets and liabilities had no effect on the financial statements of Ameren as of the date of transfer.

REGULATION

   Ameren is subject to regulation by the Securities and Exchange Commission
(SEC). Certain of Ameren's subsidiaries are also regulated by the Missouri Public Service Commission (MoPSC), Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission (FERC). The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). See
Note 2 - Regulatory Matters for further information.

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

DEPRECIATION

   Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 2000, 1999, and 1998 was approximately 3% of the average depreciable cost.

FUEL AND GAS COSTS

   In the Missouri and Illinois retail electric utility jurisdictions, the cost of fuel for electric generation is reflected in base rates with no provision for changes to be made through fuel adjustment clauses. (See Note 2 - Regulatory Matters for further information.) In the Illinois and Missouri retail gas utility jurisdictions, changes in gas costs are generally reflected in billings to gas customers through purchased gas adjustment clauses.

NUCLEAR FUEL

   The cost of nuclear fuel is amortized to fuel expense on a unit-of-production basis. Spent fuel disposal cost is charged to expense, based on net kilowatthours generated and sold.

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

                                                WWW.AMEREN.COM           PAGE 31

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

   Under accepted ratemaking practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates. The AFC ranges of rates used were 6% - 10% during 2000, 5% - 10% during 1999, and 6% - 9% during 1998.

UNAMORTIZED DEBT DISCOUNT,
PREMIUM AND EXPENSE

   Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues.

REVENUE

   The Company accrues an estimate of electric and gas revenues for service rendered, but unbilled, at the end of each accounting period.

ENERGY CONTRACTS

   The Emerging Issues Task Force of the Financial Accounting Standards Board
(EITF) Issue 98-10, "Accounting for Energy Trading and Risk Management Activities" became effective on January 1, 1999. EITF 98-10 provides guidance on the accounting for energy contracts entered into for the purchase or sale of electricity, natural gas, capacity and transportation. The EITF reached a consensus in EITF 98-10 that sales and purchase activities being performed need to be classified as either trading or non-trading. Furthermore, transactions that are determined to be trading activities would be recognized on the balance sheet measured at fair value, with changes in fair market value included in earnings. AmerenEnergy, Inc. enters into contracts for the sale and purchase of energy on behalf of AmerenUE and Generating Company. Currently, virtually all of AmerenEnergy's transactions are considered non-trading activities and are accounted for using the accrual or settlement method, which represents industry practice. See Note 15 - Statement of Financial Accounting Standards No. 133 for information related to adoption of a new accounting standard in 2001.

SOFTWARE

   Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" became effective on January 1, 1999. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Under SOP 98-1, certain costs may be capitalized and amortized over some future period.

EVALUATION OF ASSETS FOR IMPAIRMENT

   Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" prescribes general standards for the recognition and measurement of impairment losses. The Company determines if long-lived assets are impaired by comparing their undiscounted expected future cash flows to their carrying amount. An impairment loss is recognized if the undiscounted expected future cash flows are less than the carrying amount of the asset. SFAS 121 also requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings (see Note 2 - Regulatory Matters for further information). As of December 31, 2000, no impairment was identified.

STOCK COMPENSATION PLANS

   The Company applies Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees" in accounting for its plans. See Note 11 - Stock Option Plans for further information.

EARNINGS PER SHARE

   The Company's calculation of basic and diluted earnings per share resulted in the same earnings per share amounts for each of the years 2000, 1999 and 1998. The reconciling item in each of the years is comprised of assumed stock option conversions, which increased the number of shares outstanding in the diluted earnings per share calculation by 183,201 shares, 38,786 shares and 29,787 shares in 2000, 1999 and 1998, respectively.

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

RECLASSIFICATIONS

   Certain reclassifications have been made to prior years' financial statements to conform with 2000 reporting.

NOTE 2 - REGULATORY MATTERS
MISSOURI ELECTRIC

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

PAGE 32      AMEREN CORPORATION   2000 ANNUAL REPORT

   The MoPSC staff proposed adjustments to the Company's estimated customer credit for the final year of the Original Plan ended June 30, 1998, which were the subject of regulatory proceedings before the MoPSC in 1999. In December 1999, the MoPSC issued a Report and Order (Order) concerning these proposed adjustments. Based on the provisions of that Order, the Company revised its estimated final year credit of the Original Plan to $31 million in the quarter ended December 31, 1999. Subsequently, the Company filed a request for rehearing of the Order with the MoPSC, asking that it reconsider its decision to adopt certain of the MoPSC staff's adjustments. The request was denied by the MoPSC and in February 2000, the Company filed a Petition for Writ of Review with the Circuit Court of Cole County, Missouri, requesting that the Order be reversed. The appeal is pending and the ultimate outcome cannot be predicted; however, the final decision is not expected to materially impact the financial condition, results of operations or liquidity of the Company. A partial stay of the Order was granted by the Court pending the appeal.

   A new three-year experimental alternative regulation plan (the New Plan) was included in the joint agreement authorized by the MoPSC in its February 1997 order approving the Merger. Like the Original Plan, the New Plan requires that earnings over a 12.61% ROE up to a 14% ROE be shared equally between customers and stockholders. The New Plan also returns to customers 90% of all earnings above a 14% ROE up to a 16% ROE. Earnings above a 16% ROE are credited entirely to customers. The New Plan runs from July 1, 1998 through June 30, 2001. In November 2000, the MoPSC approved a stipulation and agreement of the parties regarding the credit for the plan year ended June 30, 1999 of $22 million, which was paid. At December 31, 2000, the Company has recorded estimated credits that the Company expects to pay its Missouri electric customers of $50 million and $35 million for the plan years ended June 30, 2001 and June 30, 2000, respectively. During the year ended December 31, 2000, the Company recorded estimated credits in total of $65 million for plan years under the New Plan, compared to $33 million in the year ago period. These credits were reflected as a reduction in electric revenues. The final amount of the credits will depend on several factors, including the Company's earnings for the respective 12 months ended June 30, 2001.

   The joint agreement approved by the MoPSC in its February 1997 Order approving the Merger also provided for a Missouri electric rate decrease, retroactive to September 1, 1998, based on the weather-adjusted average annual credits to customers under the Original Plan. The rate decrease was impacted by the Order issued by the MoPSC in December 1999 relating to the estimated credit for the third year of the Original Plan and a settlement reached between Ameren, the MoPSC staff and other parties relating to the calculation of the weather-adjusted credits. Based on those results, Ameren estimates that its Missouri electric rate decrease will be $17 million on an annualized basis. This estimate is subject to the final outcome of the above-referenced court appeal of the Order.

   On February 1, 2001, the Company, MoPSC staff, and other parties submitted filings to the MoPSC addressing the merits of extending the current experimental alternative regulation plan. In its filing, the Company supported an extension of this plan with certain modifications, including retail electric rate reductions and additional customer credits. The MoPSC staff filing noted several concerns with the current plan and suggested that under traditional cost of service ratemaking, an annualized electric rate decrease of at least $100 million could be warranted. The Company has been engaged in discussions with the MoPSC staff and other parties in an effort to address issues associated with possible extension of the New Plan. At this time, the Company cannot predict the outcome of these discussions or the timing or amount of any future electric rate reductions.

GAS

   In October 2000, the MoPSC approved a $4 million annual rate increase for natural gas service in AmerenUE's Missouri jurisdiction. The rate increase became effective November 1, 2000.

   In February 1999, the ICC approved a $9 million total annual rate increase for natural gas service in AmerenUE's and AmerenCIPS' Illinois jurisdictions. The increase became effective in February 1999.

MIDWEST ISO

   In 1998, AmerenUE and AmerenCIPS joined a group of companies that originally supported the formation of the Midwest Independent System Operator (Midwest
ISO). An ISO operates, but does not own, electric transmission systems and maintains system reliability and security, while facilitating wholesale and retail competition through the elimination of "pancaked" transmission rates. The Midwest ISO is regulated by the FERC. The FERC conditionally approved the formation of the Midwest ISO in September 1998. The MoPSC and the ICC have authorized AmerenUE and AmerenCIPS to join the Midwest ISO.

   In December 1999, the FERC issued Order 2000 relating to Regional Transmission Organizations (RTOs) that would meet certain characteristics such as size and independence. RTOs, including ISOs, are entities that ensure comparable and non-discriminatory access to regional electric transmission systems. Order 2000 calls on all transmission owners to join RTOs.

   Following the announcements of Commonwealth Edison and Illinois Power of their intent to withdraw from the Midwest ISO and join the Alliance Regional Transmission Organization (Alliance RTO), the Company determined that the operational configuration of the Midwest ISO was unacceptable and announced its withdrawal in November 2000. The Company decided to withdraw to ensure the continued reliable and efficient operation of the Ameren transmission system. As a result of the Company's decision to withdraw from the Midwest ISO, in the fourth quarter of 2000, the Company recorded a pretax nonrecurring charge to earnings of $25 million ($15 million after income taxes, or 11 cents per share). This charge relates to the Company's estimated obligation under the Midwest

                                                          WWW.AMEREN.COM PAGE 33

ISO agreement for costs incurred by the Midwest ISO, plus estimated exit costs.

   In January 2001, the Company announced that it had signed an agreement to join the Alliance RTO. Also, in January 2001, the FERC conditionally approved the formation, including the rate structure, of the Alliance RTO. Ameren's withdrawal from the Midwest ISO and its membership in the Alliance RTO are subject to regulatory approvals. At this time, the Company is unable to determine the impact that its withdrawal from the Midwest ISO and its participation in the Alliance RTO will have on its future financial condition, results of operations or liquidity.

ILLINOIS ELECTRIC RESTRUCTURING
AND RELATED MATTERS

   In December 1997, the Governor of Illinois signed the Electric Service Customer Choice and Rate Relief Law of 1997 (the Illinois Law) providing for electric utility restructuring in Illinois. This legislation introduces competition into the supply of electric energy at retail in Illinois.

   Under the Illinois Law, retail direct access, which allows customers to choose their electric generation suppliers, will be phased in over several years. Access for commercial and industrial customers occurred over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002.

   As a requirement of the Illinois Law, in March 1999, AmerenUE and AmerenCIPS filed delivery service tariffs with the ICC. These tariffs would be used by electric customers who choose to purchase their power from alternate suppliers. In August 1999, the ICC issued an order approving the delivery services tariffs, with an allowed rate of return on equity of 10.45%. AmerenUE and AmerenCIPS filed a joint petition for rehearing of that order requesting the ICC to alter its conclusions on a number of issues. In January 2000, the ICC issued an order resolving the issues set for rehearing. In December 2000, AmerenUE and AmerenCIPS filed revised Illinois delivery services tariffs with the ICC. The purpose of the filing was to update financial information that was used to establish the initial rates and to propose new rates. Additionally, the filing establishes tariffs for residential customers who may choose to purchase their power from alternate suppliers beginning in May 2002. These tariffs are subject to ICC approval. The Company expects that the ICC will issue its decision with respect to the tariffs in early 2002.

   The Illinois Law included a 5% residential electric rate decrease for the Company's Illinois electric customers, effective August 1, 1998. This rate decrease reduced electric revenues approximately $8 million in 1999. Under the Illinois Law, the Company was subject to an additional 5% residential electric rate decrease in 2000 and is subject to an additional 5% residential electric rate decrease in 2002, to the extent its rates exceed the Midwest utility average at that time. In 2000, the Company's Illinois electric rates were below the Midwest utility average.

   As a result of the Illinois Law, AmerenUE and AmerenCIPS filed proposals with the ICC to eliminate their electric fuel adjustment clauses for Illinois retail customers, thereby including historical levels of fuel costs in base rates. The ICC approved AmerenUE's and AmerenCIPS' filings in early 1998.

   The Illinois Law also contains a provision requiring that one-half of excess earnings from the Illinois jurisdiction for the years 1998 through 2004 be refunded to Ameren's Illinois customers. Excess earnings are defined as the portion of the two-year average annual rate of return on common equity in excess of 1.5% of the two-year average of an Index, as defined in the Illinois Law. The Index is defined as the sum of the average for the twelve months ended September 30 of the average monthly yields of the 30-year U.S. Treasury bonds, plus prescribed percentages ranging from 4% to 7%. Filings must be made with the ICC on, or before, March 31 of each year 2000 through 2005. The Company did not record any estimated refunds to Illinois customers in 2000.

   In conjunction with another provision of the Illinois Law, on May 1, 2000, following the receipt of all required state and federal regulatory approvals, AmerenCIPS transferred its electric generating assets and liabilities, at historical net book value, to Generating Company, in exchange for a promissory note from Generating Company in the principal amount of approximately $552 million and Generating Company common stock (the Transfer). In addition, on June 30, 2000, Generating Company borrowed $50 million from Ameren to assist with the future development of combustion turbine generating facilities and to meet working capital needs. The promissory notes bear interest at 7% and each have a term of five years payable based on a 10-year amortization. The transferred assets represent a generating capacity of approximately 2,900 megawatts. Approximately 45% of AmerenCIPS' employees were transferred to Generating Company as part of the transaction.

   In conjunction with the Transfer, an electric power supply agreement was entered into between Generating Company and its newly created nonregulated affiliate, AmerenEnergy Marketing Company (Marketing Company), also a wholly owned subsidiary of AmerenEnergy Resources Company. Under this agreement, Marketing Company is entitled to purchase all of the Generating Company's energy and capacity. This agreement may not be terminated until at least December 31, 2004. In addition, Marketing Company entered into an electric power supply agreement with AmerenCIPS to supply it sufficient energy and capacity to meet its obligations as a public utility through December 31, 2004. This agreement expires December 31, 2004. Power will continue to be jointly dispatched between AmerenUE and Generating Company.

   The creation of the new subsidiaries and the transfer of AmerenCIPS' generating assets and liabilities had no effect on the financial statements of Ameren as of the date of transfer.

   Other provisions of the Illinois Law include (1) potential recovery of a portion of strandable costs, which represent costs which would not be recoverable in a restructured environment, through a transition charge collected from customers who choose another

PAGE 34 AMEREN CORPORATION 2000 ANNUAL REPORT

electric supplier; (2) a mechanism to securitize certain future revenues; and
(3) a provision relieving the Company of the requirement to file electric rate cases or alternative regulatory plans in Illinois, following the consummation of the Merger to reflect the effects of net merger savings.

   In August 1999, the Company filed a transmission system rate case with the FERC. This filing was primarily designed to implement rates, terms and conditions for transmission service for wholesale customers and those retail customers in Illinois who choose other suppliers as allowed under the Illinois Law. In January 2000, the Company and other parties to the rate case entered into a settlement agreement resolving all issues pending before the FERC. In May 2000, the FERC approved the settlement and allowed the settlement rates to become effective as of the first quarter of 2000.

   The provisions of the Illinois Law could also result in lower revenues, reduced profit margins and increased costs of capital and operations expense. At this time, the Company is unable to determine the impact of the Illinois Law on the Company's future financial condition, results of operations or liquidity.

   In September 2000, AmerenUE and AmerenCIPS filed a request with the ICC seeking authorization to transfer AmerenUE's Illinois-based electric and natural gas businesses and its Illinois-based distribution and transmission assets and personnel to AmerenCIPS. The distribution and transmission assets and related liabilities are proposed to be transferred from AmerenUE to AmerenCIPS at historical net book value, estimated to be approximately $102 million at December 31, 2000. In October 2000, AmerenUE filed with the MoPSC, and in December 2000, Ameren filed with the SEC for approval of this transfer. The transfer is also subject to approval by the FERC. The ICC issued an order in December 2000 approving the request as it relates to AmerenUE's electric business. The proposed transfer of AmerenUE's gas business is pending before the ICC in a separate proceeding. The transfer is not expected to have a material effect on the financial statements of Ameren as of the date of transfer.

MISSOURI ELECTRIC RESTRUCTURING

   In Missouri, where approximately 70% of the Company's retail electric revenues are derived, restructuring bills were introduced by the Missouri legislature in 1999 and 2000. The Company is unable to predict the timing or ultimate outcome of electric utility restructuring in the state of Missouri or the impact of potential electric industry restructuring matters on the Company's future financial condition, results of operations or liquidity. The potential negative consequences of electric industry restructuring could be significant and include the impairment and writedown of certain assets, including generation-related plant and net regulatory assets, lower revenues, reduced profit margins and increased costs of capital and operations expense. At December 31, 2000, the Company's net investment in generation facilities related to its Missouri jurisdiction approximated $2.7 billion and was included in electric plant in-service on the Company's balance sheet. In addition, at December 31, 2000, the Company's Missouri net generation-related regulatory assets approximated $442 million.

REGULATORY ASSETS AND LIABILITIES

   In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company has deferred certain costs pursuant to actions of its regulators, and is currently recovering such costs in electric rates charged to customers.

   At December 31, the Company had recorded the following regulatory assets and regulatory liability:

In Millions                                2000       1999
-----------------------------------------------------------
REGULATORY ASSETS:
  Income taxes                             $ 600      $ 623
  Callaway costs                              88         92
  Unamortized loss on reacquired debt         31         31
  Merger costs                                17         27
  Other                                       23         26
                                           ----------------
Regulatory Assets                          $ 759      $ 799
                                           ----------------
REGULATORY LIABILITY:
  Income taxes                             $ 184      $ 188
                                           ----------------
Regulatory Liability                       $ 184      $ 188
                                           ----------------

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

NOTE 3 - TARGETED SEPARATION PLAN

   In July 1998, the Company offered separation packages to employees whose positions were eliminated through a targeted separation plan (TSP). During the third quarter of 1998, a nonrecurring, pretax charge of $25 million was recorded, reducing earnings $15 million, or 11 cents per share. This represented costs incurred to implement the TSP.

                                                WWW.AMEREN.COM           PAGE 35
NOTE 4 - CONCENTRATION OF RISK
MARKET RISK

   The Company engages in price risk management activities related to electricity and fuel. In addition to buying and selling these commodities, the Company uses derivative financial instruments to manage market risks and to reduce exposure resulting from fluctuations in interest rates and the prices of electricity and fuel. Hedging instruments used include futures, forward contracts and options. The use of these types of contracts allows the Company to manage and hedge its contractual commitments and reduce exposure related to the volatility of commodity market prices.

CREDIT RISK

   Credit risk represents the loss that would be recognized if counterparties fail to perform as contracted. New York Mercantile Exchange (NYMEX) traded futures contracts are supported by the financial and credit quality of the clearing members of the NYMEX and have nominal credit risk. On all other transactions, the Company is exposed to credit risk in the event of nonperformance by the counterparties in the transaction.

   The Company's financial instruments subject to credit risk consist primarily of trade accounts receivables and forward contracts. The risk associated with trade receivables is mitigated by the large number of customers in a broad range of industry groups comprising the Company's customer base. No customer represents greater than 10% of the Company's accounts receivable. The Company's revenues are primarily derived from sales of electricity and natural gas to customers in Missouri and Illinois. For each counterparty in forward contracts, the Company analyzes the counterparty's financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis through a credit risk management program.

NOTE 5 - NUCLEAR FUEL LEASE

   The Company has a lease agreement that provides for the financing of nuclear fuel. At December 31, 2000, the maximum amount that could be financed under the agreement was $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.

   The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway Nuclear Plant. The Company reimbursed the lessor $13 million in 2000, $16 million during 1999 and $23 million during 1998.

   The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. Total interest charges under the lease were $8 million in 2000 and $5 million in 1999 and 1998. Interest charges for these years were based on average interest rates of approximately 7%. Interest charges of $6 million were capitalized in 2000, and $4 million and $3 million, respectively, were capitalized in 1999 and 1998.

NOTE 6 - SHAREHOLDER RIGHTS PLAN
AND PREFERRED STOCK OF SUBSIDIARIES

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

   At December 31, 2000 and 1999, AmerenUE and AmerenCIPS had 25 million shares and 4.6 million shares respectively, of authorized preferred stock.

   Outstanding preferred stock is entitled to cumulative dividends and is redeemable at the prices shown in the following table:


                                   Redemption Price  December 31,
Dollars In Millions                (per share)        2000  1999
-----------------------------------------------------------------
PREFERRED STOCK OUTSTANDING NOT
SUBJECT TO MANDATORY REDEMPTION:

Without par value and stated
 value of $100 per share--
 $7.64 Series      -330,000 shares $103.82 - note(a) $ 33  $ 33
 $5.50 Series A    -14,000 shares   110.00              1     1
 $4.75 Series      -20,000 shares   102.176             2     2
 $4.56 Series      -200,000 shares  102.47             20    20

PAGE 36      AMEREN CORPORATION   2000 ANNUAL REPORT

                                          REDEMPTION PRICE        DECEMBER 31,
DOLLARS IN MILLIONS                       (PER SHARE)            2000   1999
------------------------------------------------------------------------------
PREFERRED STOCK OUTSTANDING NOT SUBJECT
TO MANDATORY REDEMPTION (CONTINUED):
 $4.50 Series       -213,595 shares          110.00 - note(b)     21     21
 $4.30 Series       -40,000 shares           105.00                4      4
 $4.00 Series       -150,000 shares          105.625              15     15
 $3.70 Series       -40,000 shares           104.75                4      4
 $3.50 Series       -130,000 shares          110.00               13     13
With par value of $100 per share--
 4.00% Series       -150,000 shares          101.00               15     15
 4.25% Series       -50,000 shares           102.00                5      5
 4.90% Series       -75,000 shares           102.00                8      8
 4.92% Series       -50,000 shares           103.50                5      5
 5.16% Series       -50,000 shares           102.00                5      5
 1993 Auction       -300,000 shares          100.00 - note (c)    30     30
 6.625% Series      -125,000 shares          100.00               12     12
Without par value and stated
 value of $25 per share--
 $1.735 Series      -1,657,500 shares         25.00               42     42
                                                                -----------
TOTAL PREFERRED STOCK OUTSTANDING
NOT SUBJECT TO MANDATORY REDEMPTION                             $235   $235
                                                                ===========

(a) Beginning February 15, 2003, eventually declining to $100 per share.
(b) In the event of voluntary liquidation, $105.50.
(c) Dividend rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined dividend period lengths. The average dividend rate during 2000 was 4.86%.

NOTE 7 - SHORT-TERM BORROWINGS

   Short-term borrowings of the Company consist of commercial paper (maturities generally within 1-45 days) and bank loans. At December 31, 2000 and 1999, $203 million and $148 million, respectively, of short-term borrowings were outstanding. The weighted average interest rates on borrowings outstanding at December 31, 2000 and 1999, were 6.7% and 6.3%, respectively.

   At December 31, 2000, the Company had committed bank lines of credit, aggregating $176 million (all of which was unused and available at such date) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. These lines of credit are renewable annually at various dates throughout the year.

   The Company also has bank credit agreements totaling $463 million, expiring at various dates between 2001 and 2002, that support a portion of the Company's commercial paper program. At December 31, 2000, all was unused and $296 million of such borrowing was available.

   The Company has money pool agreements with and among its subsidiaries to coordinate and provide for certain short-term cash and working capital requirements. Separate money pools are maintained between regulated and nonregulated businesses. Interest is calculated at varying rates of interest depending on the composition of internal and external funds in the money pools. This debt and the related interest represent intercompany balances, which are eliminated at the Ameren Corporation consolidated level.

NOTE 8 - LONG-TERM DEBT

                                                  December 31,
In Millions                                      2000      1999
----------------------------------------------------------------
FIRST MORTGAGE BONDS - note (a)
 7.40% Series paid in 2000                     $      - $    60
 8.33% Series due 2002                               75      75
 6 3/8% Series Z due 2003                            40      40
 7.65% Series due 2003                              100     100
 6 7/8% Series due 2004                             188     188
 7 3/8% Series due 2004                              85      85
 7 1/2% Series X due 2007                            50      50
 6 3/4% Series due 2008                             148     148
 7.61% 1997 Series due 2017                          40      40
 8 3/4% Series due 2021                             125     125
 8 1/4% Series due 2022                             104     104
 8% Series due 2022                                  85      85
 7.15% Series due 2023                               75      75
 7% Series due 2024                                 100     100
 6.125% Series due 2028                              60      60
 5.45% Series due 2028 - note (b)                    44      44
 Other 5.375% - 7.05% due 2001 through 2008         123     158
                                                  -------------
                                                  1,442   1,537
                                                  -------------


ENVIRONMENTAL IMPROVEMENT/POLLUTION CONTROL REVENUE BONDS
 1985 Series A paid in 2000                           -      70
 1985 Series B paid in 2000                           -      57
 1990 Series B paid in 2000                           -      32
 1991 Series due 2020 - note (c)                     43      43
 1992 Series due 2022 - note (c)                     47      47
 1993 Series A 6 3/8% due 2028                       35      35
 1993 Series C-1 due 2026 - note (c)                 35      35
 1998 Series A due 2033 - note (c)                   60      60
 1998 Series B due 2033 - note (c)                   50      50
 1998 Series C due 2033 - note (c)                   50      50
 2000 Series A due 2014 - note (c)                   51       -
 2000 Series A due 2035 - note (c)                   64       -
 2000 Series B due 2035 - note (c)                   63       -
 2000 Series C due 2035 - note (c)                   60       -
 Other 4.13% - 7.60% due 2014 through 2028           60      80
                                                 --------------
                                                    618     559
                                                 --------------

SUBORDINATED DEFERRABLE INTEREST DEBENTURES
 7.69% Series A due 2036 - note (d)                  66      66
                                                 --------------
UNSECURED LOANS
 Commercial paper - note (e)                         19     152
 1991 Senior Medium Term Notes
  8.60% due through 2005                             33      41
 1994 Senior Medium Term Notes
  6.61% due through 2005                             39      46
 2000 Senior Notes 7.61% due 2004                    40       -
 2000 Senior Notes Series A
  7 3/4% due 2005 - note (f)                        225       -
 2000 Senior Notes Series B
  8.35% due 2010 - note (g)                         200       -
                                                 --------------
                                                    556     239
                                                 --------------
NUCLEAR FUEL LEASE                                  114     116
                                                 --------------
UNAMORTIZED DISCOUNT AND PREMIUM ON DEBT             (7)     (8)
                                                 --------------
MATURITIES DUE WITHIN ONE YEAR                      (44)    (61)
                                                 --------------
TOTAL LONG-TERM DEBT                             $2,745  $2,448
                                                 ==============

                                                       WWW.AMEREN.COM    PAGE 37

(a) At December 31, 2000, a majority of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.
(b) Environmental Improvement Series
(c) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes.

The average interest rates for the year 2000 are as follows:

          1991 Series               4.39%
          1992 Series               4.31%
          1993 Series               4.19%
          1998 Series A             4.31%
          1998 Series B             4.28%
          1998 Series C             4.33%
          2000 Series A, 2014       4.34%
          2000 Series A, 2035       4.57%
          2000 Series B             4.57%
          2000 Series C             4.56%

(d) During the terms of the debentures, the Company may, under certain circumstances, defer the payment of interest for up to five years.
(e) A bank credit agreement, due 2002, permits AmerenUE to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 2000, $19 million of such borrowings were outstanding.
(f) Interest is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 2001. Principal will be payable on November 1, 2005.
(g) Interest is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 2001. Principal will be payable on November 1, 2010.

Maturities of long-term debt through 2005 are as follows:

In Millions     Principal Amount
--------------------------------
2001                      $44
2002                      142
2003                      160
2004                      328
2005                      258

   Amounts for years subsequent to 2001 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.

NOTE 9 - INCOME TAXES

   Total income tax expense for 2000 resulted in an effective tax rate of 39% on earnings before income taxes (39% in 1999 and 40% in 1998).

   Principal reasons such rates differ from the statutory federal rate:

                                    2000      1999      1998
-------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE:  35%       35%       35%
Increases (Decreases) from:
  Depreciation differences           2         1         1
  State tax                          3         4         4
  Other                             (1)       (1)        -
                                    -----------------------
EFFECTIVE INCOME TAX RATE           39%       39%       40%
                                    =======================

Income tax expense components:
In Millions                         2000      1999      1998
------------------------------------------------------------
TAXES CURRENTLY PAYABLE
  (PRINCIPALLY FEDERAL):
Included in operating expenses      $307      $287      $303
Included in other income--
  Miscellaneous, net                  (2)       (3)       (6)
                                    ------------------------
                                     305       284       297
                                    ------------------------


Income tax expense components (continued):
In Millions                           2000      1999     1998
-------------------------------------------------------------
DEFERRED TAXES (PRINCIPALLY FEDERAL):
Included in operating expenses--
  Depreciation differences            (5)          3      (10)
  Other                                7         (23)     (17)
Included in other income--
  Other                                -          (2)       2
                                    -------------------------
                                       2         (22)     (25)
                                    -------------------------

DEFERRED INVESTMENT TAX CREDITS,
  AMORTIZATION:
Included in operating expenses        (8)         (8)      (8)
                                    -------------------------
TOTAL INCOME TAX EXPENSE            $299        $254     $264
                                    =========================

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

In Millions                              2000          1999
------------------------------------------------------------
ACCUMULATED DEFERRED INCOME TAXES:
  Depreciation                           $1,043        $1,038
  Regulatory assets, net                    417           433
  Capitalized taxes and expenses            181           130
  Deferred benefit costs                    (73)          (58)
  Other                                      22            21
                                         --------------------
TOTAL NET ACCUMULATED DEFERRED
  INCOME TAX LIABILITIES                 $1,590        $1,564
                                         ====================

NOTE 10 - RETIREMENT BENEFITS

   The Company has defined benefit retirement plans covering substantially all employees of AmerenUE, AmerenCIPS, and Ameren Services Company and certain employees of AmerenEnergy Resources Company and its subsidiaries. Benefits are based on the employees' years of service and compensation. The Company's plans are funded in compliance with income tax regulations and federal funding requirements.

   On January 1, 1999, the AmerenUE and the AmerenCIPS pension plans combined to form the Ameren Retirement Plans. The AmerenUE and AmerenCIPS pension plans' information for 1998 is presented separately. Following is the pension plan information related to Ameren's plans as of December 31.

PAGE 38  AMEREN CORPORATION   2000 ANNUAL REPORT



         Pension costs for 2000 and 1999 were $3 million and $24 million, respectively, of which 21% and 18%, respectively, were charged to construction accounts.

                    FUNDED STATUS OF AMEREN'S PENSION PLANS:


In Millions                                                  2000         1999
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year                $ 1,257      $ 1,321
  Service cost                                                  30           33
  Interest cost                                                 98           91
  Plan amendments                                               28           --
  Actuarial (gain)/loss                                         38          (95)
  Benefits paid                                                (89)         (93)
                                                           -------      -------
Net benefit obligation at end of year                        1,362        1,257
                                                           -------      -------

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year               1,427        1,372
  Actual return on plan assets                                  20          146
  Employer contributions                                         1            2
  Benefits paid                                                (89)         (93)
                                                           -------      -------
Fair value of plan assets at end of year                     1,359        1,427
                                                           -------      -------

Funded status - deficiency/(excess)                              3         (170)
Unrecognized net actuarial gain                                160          310
Unrecognized prior service cost                                (82)         (62)
Unrecognized net transition asset                                6            7
                                                           -------      -------
ACCRUED PENSION COST AT DECEMBER 31                        $    87      $    85
                                                           =======      =======

* Plan assets consist principally of common stocks and fixed income securities.

COMPONENTS OF AMEREN'S NET PERIODIC PENSION BENEFIT COST:


In Millions                                                 2000          1999
--------------------------------------------------------------------------------
Service cost                                               $  30          $  33
Interest cost                                                 98             91
Expected return on plan assets                              (110)          (104)
Amortization of:
  Transition asset                                            (1)            (1)
  Prior service cost                                           7              7
  Actuarial gain                                             (21)            (2)
                                                           -----          -----
NET PERIODIC BENEFIT COST                                  $   3          $  24
                                                           =====          =====


WEIGHTED-AVERAGE ASSUMPTIONS FOR ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT
OBLIGATIONS:

                                                               2000       1999
--------------------------------------------------------------------------------
Discount rate at measurement date                              7.50%      7.75%
Expected return on plan assets                                 8.50%      8.50%
Increase in future compensation                                4.50%      4.75%

AmerenUE's plans cover substantially all employees of AmerenUE as well as certain employees of Ameren Services Company. Pension costs for AmerenUE's plans for the year 1998 were $28 million, of which approximately 19% were charged to construction accounts.


COMPONENTS OF AMERENUE'S NET PERIODIC PENSION BENEFIT COST:


In Millions                                                                1998
--------------------------------------------------------------------------------
Service cost                                                               $ 24
Interest cost                                                                70
Expected return on plan assets                                              (75)
Amortization of:
  Transition asset                                                           (1)
  Prior service cost                                                          6
  Actuarial gain                                                             (3)
Special termination benefit charge                                            7
                                                                           ----
NET PERIODIC BENEFIT COST                                                  $ 28
                                                                           ====

         AmerenCIPS' plans cover substantially all employees of AmerenCIPS as well as certain employees of Ameren Services Company. Pension costs for AmerenCIPS' plans for the year 1998 were $9 million, of which approximately 19% were charged to construction accounts.


COMPONENTS OF AMERENCIPS' NET PERIODIC PENSION BENEFIT COST:


In Millions                                                                1998
--------------------------------------------------------------------------------
Service cost                                                               $  8
Interest cost                                                                17
Expected return on plan assets                                              (22)
Amortization of prior service cost                                            1
Special termination benefit charge                                            5
                                                                           ----
NET PERIODIC BENEFIT COST                                                  $  9
                                                                           ====


         In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. The Company accrues the expected postretirement benefit costs during employees' years of service.

         On January 1, 2000, the AmerenUE and the AmerenCIPS postretirement benefit plans combined to form the Ameren Plans. The Ameren Plans cover substantially all employees of AmerenUE, AmerenCIPS, and Ameren Services Company and certain employees of AmerenEnergy Resources Company and its subsidiaries. The AmerenUE and AmerenCIPS postretirement plans' information for 1999 and 1998 is presented separately. Following is the postretirement plan information related to Ameren's plans as of December 31, 2000.

         Ameren's funding policy is to annually fund the Voluntary Employee Beneficiary Association trusts (VEBA) with the lesser of the net periodic cost or the amount deductible for federal income tax purposes. Postretirement benefit costs were $58 million for 2000, of which approximately 17% were charged to construction accounts. Ameren's transition obligation at December 31, 2000, is being amortized over the next 12 years.

         The MoPSC and the ICC allow the recovery of postretirement benefit costs in rates to the extent that such costs are funded.

                                                       WWW.AMEREN.COM    PAGE 39


FUNDED STATUS OF AMEREN'S POSTRETIREMENT BENEFIT PLANS:


In Millions                                                               2000
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year                               $ 492
  Service cost                                                               20
  Interest cost                                                              43
  Plan amendments                                                           (26)
  Actuarial loss                                                             94
  Benefits paid                                                             (34)
                                                                          -----
Net benefit obligation at end of year                                       589
                                                                          -----

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year                              269
  Actual return on plan assets                                               (4)
  Employer contributions                                                     59
  Benefits paid                                                             (34)
                                                                          -----
Fair value of plan assets at end of year                                    290
                                                                          -----

Funded status - deficiency                                                  299
Unrecognized net actuarial gain                                             (14)
Unrecognized prior service cost                                               2
Unrecognized net transition obligation                                     (196)
                                                                          -----
POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31                           $  91
                                                                          =====


* Plan assets consist principally of common stocks, bonds, and money market instruments.


COMPONENTS OF AMEREN'S NET PERIODIC POSTRETIREMENT BENEFIT COST:


In Millions                                                                2000
--------------------------------------------------------------------------------
Service cost                                                               $ 19
Interest cost                                                                43
Expected return on plan assets                                              (18)
Amortization of:
  Transition obligation                                                      16
  Actuarial gain                                                             (2)
                                                                           ----
NET PERIODIC BENEFIT COST                                                  $ 58
                                                                           ====

ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:


                                                                           2000
--------------------------------------------------------------------------------
Discount rate at measurement date                                          7.50%
Expected return on plan assets                                             8.50%
Medical cost trend rate - initial                                            --
                        - ultimate                                          5.0%
Ultimate medical cost trend rate expected in year                          2000

         A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $7 million and $51 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $6 million and $46 million, respectively.

         AmerenUE's plans cover substantially all employees of AmerenUE as well as certain employees of Ameren Services Company. Postretirement benefit costs were $46 million for 1999 and $43 million in 1998, of which approximately 18% in 1999 and 17% in 1998 were charged to construction accounts.

FUNDED STATUS OF AMERENUE'S POSTRETIREMENT BENEFIT PLANS:


In Millions                                                                1999
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year                               $ 360
  Service cost                                                               15
  Interest cost                                                              25
  Actuarial gain                                                            (20)
  Benefits paid                                                             (26)
                                                                          -----
Net benefit obligation at end of year                                       354
                                                                          -----

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year                              110
  Actual return on plan assets                                                4
  Employer contributions                                                     46
  Benefits paid                                                             (26)
                                                                          -----
Fair value of plan assets at end of year                                    134
                                                                          -----
Funded status - deficiency                                                  220
Unrecognized net actuarial gain                                              29
Unrecognized prior service cost                                              (3)
Unrecognized net transition obligation                                     (162)
                                                                          -----
POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31                           $  84
                                                                          =====

* Plan assets consist principally of common stocks, bonds, and money market instruments.

COMPONENTS OF AMERENUE'S NET PERIODIC POSTRETIREMENT BENEFIT COST:


In Millions                                                 1999           1998
--------------------------------------------------------------------------------
Service cost                                                $ 15           $ 14
Interest cost                                                 25             24
Expected return on plan assets                                (6)            (5)
Amortization of:
  Transition obligation                                       12             12
  Actuarial gain                                              --             (2)
                                                            ----           ----
NET PERIODIC BENEFIT COST                                   $ 46           $ 43
                                                            ====           ====


ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:


                                                                           1999
--------------------------------------------------------------------------------
Discount rate at measurement date                                          7.75%
Expected return on plan assets                                             8.50%
Medical cost trend rate - initial                                            --
                        - ultimate                                         5.25%
Ultimate medical cost trend rate expected in year                          2000

         AmerenCIPS' plans cover substantially all employees of AmerenCIPS as well as certain employees of Ameren Services Company. Postretirement benefit costs were $3 million for 1999 and $6 million for 1998, of which approximately 10% and 20% were charged to construction accounts, respectively.

PAGE 40  AMEREN CORPORATION 2000 ANNUAL REPORT


FUNDED STATUS OF AMERENCIPS' POSTRETIREMENT BENEFIT PLANS:


In Millions                                                                1999
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year                               $ 152
  Service cost                                                                3
  Interest cost                                                               9
  Actuarial gain                                                            (22)
  Benefits paid                                                              (4)
                                                                          -----
Net benefit obligation at end of year                                       138
                                                                          -----

CHANGE IN PLAN ASSETS*
Fair value of plan assets at beginning of year                              128
  Actual return on plan assets                                               10
  Employer contributions                                                      1
  Benefits paid                                                              (4)
                                                                          -----
Fair value of plan assets at end of year                                    135
                                                                          -----
Funded status - deficiency                                                    3
Unrecognized net actuarial gain                                              75
Unrecognized net transition obligation                                      (71)
                                                                          -----
POSTRETIREMENT BENEFIT LIABILITY AT DECEMBER 31                           $   7
                                                                          =====

* Plan assets consist principally of common stocks, bonds, and money market instruments.

COMPONENTS OF AMERENCIPS' NET PERIODIC POSTRETIREMENT BENEFIT COST:


In Millions                                                 1999           1998
--------------------------------------------------------------------------------
Service cost                                                $  3           $  3
Interest cost                                                  9             10
Expected return on plan assets                                (9)            (8)
Amortization of:
  Transition obligation                                        6              5
  Actuarial gain                                              (6)            (4)
                                                            ----           ----
NET PERIODIC BENEFIT COST                                   $  3           $  6
                                                            ====           ====


ASSUMPTIONS FOR THE OBLIGATION MEASUREMENTS:


                                                                            1999
--------------------------------------------------------------------------------
Discount rate at measurement date                                           7.75%
Expected return on plan assets                                              8.50%
Medical cost trend rate - initial                                             --
                        - ultimate                                          5.25%
Ultimate medical cost trend rate expected in year                           2000


NOTE 11 - STOCK OPTION PLANS

         The Company has a long-term incentive plan (the Plan) for eligible employees, which provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the Plan, options may be granted at a price not less than the fair market value of the common shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2010. Under the Plan, subject to adjustment as provided in the Plan, four million shares have been authorized to be issued or delivered under the Company's Plan. In accordance with APB 25, no compensation cost has been recognized for the Company's stock compensation plans. The Company has adopted the disclosure-only method of fair value data under SFAS 123, "Accounting for Stock-Based Compensation." If the fair value-based accounting method under this statement had been used to account for stock-based compensation cost, the effects on 2000, 1999, and 1998 net income and earnings per share would have been immaterial.

         The following table summarizes stock option activity during 2000, 1999 and 1998:


                                                                 2000
                                                        ------------------------
                                                                        Weighted
                                                                         Average
                                                                        Exercise
                                                          Shares           Price
--------------------------------------------------------------------------------
Outstanding at beginning of year                        1,834,108      $   38.22
Granted                                                   957,100          31.00
Exercised                                                 295,693          38.41
Cancelled or expired                                       57,183          37.88
                                                        ---------      ---------
OUTSTANDING AT END OF YEAR                              2,438,332      $   35.37
                                                        =========      =========

EXERCISABLE AT END OF YEAR                                312,663      $   39.58
                                                        =========      =========



                                           1999                    1998
                                 ------------------------ ----------------------
                                                 Weighted               Weighted
                                                  Average               Average
                                                 Exercise              Exercise
                                     Shares         Price    Shares       Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year                1,095,180     $  39.41    496,070   $  39.24
Granted                              768,100        36.63    700,600      39.25
Exercised                             11,162        37.20     72,390      36.81
Cancelled or expired                  18,010        42.45     29,100      39.28
                                   ---------     --------  ---------   --------
OUTSTANDING AT
  END OF YEAR                      1,834,108     $  38.22  1,095,180   $  39.41
                                   =========     ========  =========   ========
EXERCISABLE AT
  END OF YEAR                        391,456     $  39.06    173,653   $  39.91
                                   =========     ========  =========   ========

WWW.AMEREN.COM    PAGE 41


         Additional information about stock options outstanding at December 31, 2000:


                                            Weighted Average
   Exercise Price      Outstanding Shares     Life (Years)       Exercisable Shares
-----------------------------------------------------------------------------------
           $31.00                 945,100                9.1                     --
            35.50                     800                4.6                    800
            35.875                 44,400                4.2                 44,400
            36.625                689,100                8.1                  3,800
            38.50                 125,565                6.0                 57,455
            39.25                 521,313                7.2                122,601
            39.8125                 5,300                7.5                  1,325
            43.00                 106,754                4.6                 82,282
-----------------------------------------------------------------------------------

         The fair values of stock options were estimated using a binomial option-pricing model with the following assumptions:


        Grant         Risk-free          Option      Expected            Expected
         Date     Interest Rate            Term    Volatility      Dividend Yield
----------------------------------------------------------------------------------
      2/11/00              6.81%       10 years         17.39%               6.61%
      2/12/99              5.44%       10 years         18.80%               6.51%
      6/16/98              5.63%       10 years         17.68%               6.55%
      4/28/98              6.01%       10 years         17.63%               6.55%
      2/10/97              5.70%       10 years         13.17%               6.53%
       2/7/96              5.87%       10 years         13.67%               6.32%
----------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS AND CONTINGENCIES

         The Company is engaged in a capital program under which expenditures averaging approximately $676 million, including AFC and capitalized interest, are anticipated during each of the next five years. This estimate includes capital expenditures for the purchase of new combustion turbine generating facilities and for the replacement of four steam generators at its Callaway Nuclear Plant, as well as expenditures that will be incurred by the Company to meet new air quality standards for ozone and particulate matter, as discussed later in this Note.

         The Company has committed to purchase combustion turbine generator equipment (CTs), which will add more than 2,300 megawatts to its net peaking capacity and are expected to cost approximately $1.1 billion. CTs with a total capacity of approximately 850 megawatts are planned to be installed in 2001, 515 megawatts in 2002, and 325 megawatts each in 2003, 2004 and 2005. The new capacity is expected to be operated by Generating Company (see Note 2 - Regulatory Matters for further information).

         The Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments, including transportation costs, for 2001 through 2005 are estimated to total $1.6 billion. Total coal purchases, including transportation costs, for 2000, 1999 and 1998 were $507 million, $603 million and $567 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide, transport and store natural gas for distribution and electric generation. Gas-related contract cost commitments for 2001 through 2005 are estimated to total $207 million. Total delivered natural gas costs were $209 million for 2000, $131 million for 1999, and $119 million for 1998. The Company's nuclear fuel commitments for 2001 through 2005, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $111 million, and are expected to be substantially financed under the nuclear fuel lease. Nuclear fuel expenditures were $22 million in each of the years 2000 and 1999, and $20 million for 1998. Additionally, the Company has long-term contracts with other utilities to purchase electric capacity. These commitments for 2001 through 2005 are estimated to total $161 million. During 2000, 1999 and 1998, electric capacity purchases were $40 million, $44 million and $38 million, respectively.

         In the fourth quarter of 1999, AmerenCIPS and two of its coal suppliers executed agreements to terminate their existing coal supply contracts, effective December 31, 1999. Under these agreements, AmerenCIPS has made termination payments to the suppliers totaling approximately $52 million. These termination payments were recorded as a nonrecurring charge in the fourth quarter of 1999, equivalent to $31 million, after income taxes, or 23 cents per share. Total pretax fuel cost savings from these termination agreements are estimated to be $183 million (or $131 million net of the termination payments) through 2010, which is the maximum period that would have remained on any of the terminated coal supply contracts. Total estimated pretax fuel cost savings of $27 million were realized in 2000.

         The Company's insurance coverage for Callaway Nuclear Plant at December 31, 2000, was as follows:

TYPE AND SOURCE OF COVERAGE


                                                                     Maximum
                                                                 Assessments
                                                      Maximum     for Single
In Millions                                         Coverages      Incidents
----------------------------------------------------------------------------
Public Liability:
  American Nuclear Insurers                        $      200       $     --
  Pool Participation                                    9,338             88 (a)
                                                   ----------       --------
                                                   $    9,538 (b)   $     88
                                                   ----------       --------
Nuclear Worker Liability:
  American Nuclear Insurers                        $      200 (c)   $      3
                                                   ----------       --------
Property Damage:
  Nuclear Electric Insurance Ltd.                  $    2,750 (d)   $     11
                                                   ----------       --------
Replacement Power:
  Nuclear Electric Insurance Ltd.                  $      490 (e)   $      2
                                                   ==========       ========


(a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year. Price-Anderson expires in 2002.

(b)  Limit of liability for each incident under Price-Anderson.


(c) Industry limit for potential liability from workers claiming exposure to the hazard of nuclear radiation.

(d)  Includes premature decommissioning costs.

(e) Weekly indemnity of $3.5 million, for 52 weeks which commences after the first 12 weeks of an outage, plus $2.8 million per week for 110 weeks thereafter.

PAGE 42  AMEREN CORPORATION   2000 ANNUAL REPORT

         Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool, as established by Price-Anderson.

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

         Title IV of the Clean Air Act Amendments of 1990 required the Company to significantly reduce total annual sulfur dioxide (SO2) and nitrogen oxide
(NOx) emissions by the year 2000. By switching to low-sulfur coal, early banking of emission credits and installing advanced NOx reduction combustion technology, the Company is meeting these requirements.

         In July 1997, the United States Environmental Protection Agency (EPA) issued regulations revising the National Ambient Air Quality Standards for ozone and particulate matter. In May 1999, the U.S. Court of Appeals for the District of Columbia remanded the regulations back to the EPA for review. The EPA appealed the decision to the U.S. Supreme Court, and all arguments and briefs have been filed. A decision is expected in mid-2001. New ambient standards may require significant additional reductions in SO2 and NOx emissions from the Company's power plants by 2007. At this time, the Company is unable to predict the ultimate impact of these revised air quality standards on its future financial condition, results of operations or liquidity.

         In an attempt to lower ozone levels across the eastern United States, the EPA issued regulations in September 1998 to reduce NOx emissions from coal-fired boilers and other sources in 22 states, including Missouri and Illinois (where all of the Company's coal-fired power plant boilers are located). The regulations were challenged in a U.S. District Court. In March 2000, the Court upheld most of the regulations. However, the Court remanded the state of Missouri's regulations back to the EPA, for revision. The Court further delayed the compliance date of the regulations until 2004. The regulations mandate a 75% reduction in NOx emissions from utility boilers in Illinois by the year 2004. The final applicability of the rules as they might apply to power plant boilers in Missouri is still uncertain. The NOx emissions reductions already achieved on several of the Company's coal-fired power plants will help reduce the costs of compliance with these regulations. However, the regulations will require the installation of selective catalytic reduction technology on some of the Company's units, as well as additional controls.

         Currently, the Company estimates that its additional capital expenditures to comply with the final NOx regulations could range from $250 million to $300 million over the period from 2001 to 2005. Associated operations and maintenance expenditures could increase $10 million to $15 million annually, beginning in 2005. The Company is exploring alternatives to comply with these new regulations in order to minimize, to the extent possible, its capital costs and operating expenses. The Company is unable to predict the ultimate impact of these standards on its future financial condition, results of operations or liquidity.

         The Company is involved in a number of remediation actions to clean up hazardous waste sites as required by federal and state law. Such statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. AmerenUE and AmerenCIPS have been identified by the federal or state governments as a potentially responsible party (PRP) at several contaminated sites, including three sites that have been listed on the National Priorities List (NPL).

         The ICC permits the recovery of remediation and litigation costs associated with former manufactured gas plant (MGP) sites located in Illinois from the Company's Illinois electric and natural gas utility customers through environmental adjustment clause rate riders. To be recoverable, such costs must be prudently and properly incurred and are subject to annual reconciliation review by the ICC. Through December 31, 2000, the total costs deferred, net of recoveries from insurers and through environmental adjustment clause rate riders, was $6 million. The Company owns or is otherwise responsible for 14 MGP sites in Illinois. In addition, the Company owns or is otherwise responsible for 10 MGP sites in Missouri and 1 in Iowa. Unlike Illinois, the Company does not have in effect in Missouri a rate rider mechanism which permits remediation costs associated with MGP sites to be recovered from utility customers, and the Company has no retail utility operations in Iowa.

         In June 2000, the EPA notified AmerenUE and numerous other companies that certain properties in Sauget, Illinois, may contain soil and groundwater contamination. From approximately 1926 until 1976, AmerenUE operated a power generating facility and currently owns and operates electric transmission facilities in the area. At this time, the Company is unable to predict the ultimate impact of the Sauget site on its financial position, results of operations or liquidity.

         In September 2000, the United States Department of Justice was granted leave by the United States District Court - Southern District of Illinois to add numerous additional parties, including AmerenUE, to a preexisting lawsuit between the government and Monsanto Chemical Company and others. The government seeks recovery of response costs under the Comprehensive Environmental Response Compensation Liability Act of 1980 (commonly known as CERCLA or Superfund), incurred in connection with an Illinois

                                                          WWW.AMEREN.COM PAGE 43


Superfund site. The Company believes that the final resolution of this lawsuit will not have a material adverse effect on its financial position, results of operations or liquidity.

         In addition, the Company's operations, or that of its predecessor companies, involve the use, disposal and, in appropriate circumstances, the cleanup of substances regulated under environmental protection laws. The Company is unable to determine the impact these actions may have on the Company's financial position, results of operations or liquidity.

         The International Union of Operating Engineers Local 148 and the International Brotherhood of Electrical Workers Local 702 filed unfair labor practice charges with the National Labor Relations Board (NLRB), relating to the legality of the 1993 lockout of both unions by AmerenCIPS. The NLRB issued complaints against AmerenCIPS concerning its lockout. Both unions sought, among other things, back pay and other benefits for the period of the lockout. At that time, the Company estimated the amount of back pay and other benefits for both unions to be approximately $17 million. In August 1998, a three-member panel of the NLRB reversed the May 1996 decision of its administrative law judge and ruled in favor of AmerenCIPS holding that the lockout was lawful. In May 2000, the U.S. Court of Appeals for the District of Columbia Circuit issued a ruling upholding the NLRB's August 1998 decision. In December 2000, the U.S. Supreme Court denied the unions' request to review the U.S. Court of Appeals ruling. With this action by the U.S. Supreme Court, the unions have no further appeals available and the lawfulness of AmerenCIPS' 1993 lockout is upheld.

         Certain employees of the Company are represented by the International Brotherhood of Electrical Workers and the International Union of Operating Engineers. These employees comprise approximately 66% of the Company's workforce. New contracts with collective bargaining units representing approximately 59% of these employees were ratified in 1999 with terms expiring in 2002. New contracts with collective bargaining units representing approximately 41% of these employees were ratified in 2000 with terms expiring in 2003.

         In December 1996, a lawsuit was filed in the Circuit Court of Madison County, Illinois, alleging negligence on behalf of AmerenCIPS and one of its subcontractors for injuries arising out of an elevator accident which occurred at the AmerenCIPS' Newton Power Plant in November 1996. In October 2000, a settlement agreement was entered into between the parties. The settlement is the subject of a confidentiality agreement; however, AmerenCIPS has adequate insurance to cover the settlement and the judgment entered in these proceedings. As such, the final resolution of this lawsuit will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

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


NOTE 13 - CALLAWAY NUCLEAR PLANT

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The DOE currently charges one mill per nuclear-generated kilowatthour sold for future disposal of spent fuel. Electric utility rates charged to customers provide for recovery of such costs. The DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at the Callaway Nuclear Plant site until 2020 and has the capability for additional storage capacity through the licensed life of the plant. The delayed availability of the DOE's disposal facility is not expected to adversely affect the continued operation of the Callaway Nuclear Plant.

         Electric utility rates charged to customers provide for recovery of Callaway Nuclear Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $554 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. Decommissioning costs are charged to depreciation expense over Callaway's service life and amounted to approximately $7 million in each of the years 2000, 1999 and 1998. Every three years, the MoPSC and ICC require the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. The latest studies were filed in 1999. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average approximately 9% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that any such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the consolidated balance sheet as increases in the nuclear decommissioning trust fund and in the accumulated provision for nuclear decommissioning.

         The staff of the SEC has questioned certain current accounting practices of the electric utility industry, regarding the recognition,

PAGE 44 AMEREN CORPORATION 2000 ANNUAL REPORT


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

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

DERIVATIVE FINANCIAL INSTRUMENTS

         Market prices used to determine fair value are based on management's estimates, which take into consideration factors like closing exchange prices, over-the-counter prices, and time value of money and volatility factors.

         Carrying amounts and estimated fair values of the Company's financial instruments at December 31:


                                              2000                     1999
                                     ---------------------------------------------
                                     Carrying       Fair     Carrying         Fair
In Millions                            Amount      Value       Amount        Value
----------------------------------------------------------------------------------
Preferred stock                        $  235     $  186       $  235       $  192
Long-term debt
  (Including current portion)           2,789      2,841        2,509        2,484
                                        =====      =====        =====        =====

         The Company has investments in debt and equity securities that are held in trust funds for the purpose of funding the nuclear decommissioning of Callaway Nuclear Plant (see Note 13 - Callaway Nuclear Plant). The Company has classified these investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 2000 and 1999. In 2000, 1999 and 1998, the proceeds from the sale of investments were $61 million, $83 million and $29 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were approximately $1 million for 2000, and $11 million for 1999 and $2 million for 1998. Net realized and unrealized gains and losses are reflected in the accumulated provision for nuclear decommissioning on the consolidated balance sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates.

         Costs and fair values of investments in debt and equity securities in the nuclear decommissioning trust fund at December 31 were as follows:


                                               Gross Unrealized
2000 In Millions                               ----------------
Security Type                         Cost      Gain     (Loss)    Fair Value
-----------------------------------------------------------------------------
Debt securities                    $    71   $     3    $   --        $    74
Equity securities                       52        61        --            113
Cash equivalents                         4        --        --              4
                                   -------   -------    ------        -------
                                   $   127   $    64    $   --        $   191
                                   =======   =======    ======        =======



                                               Gross Unrealized
1999 In Millions                               ----------------
Security Type                         Cost      Gain     (Loss)    Fair Value
-----------------------------------------------------------------------------
Debt securities                    $    67   $    --    $   --        $    67
Equity securities                       45        73        --            118
Cash equivalents                         2        --        --              2
                                   -------   -------    ------        -------
                                   $   114   $    73    $   --        $   187
                                   =======   =======    ======        =======


The contractual maturities of investments in debt securities at December 31, 2000 were as follows:


In Millions                                            Cost           Fair Value
--------------------------------------------------------------------------------
1 year to 5 years                                      $   7               $   7
5 years to 10 years                                       32                  34
Due after 10 years                                        32                  33
                                                       -----               -----
                                                       $  71               $  74
                                                       =====               =====

NOTE 15 - STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

   In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. The intended use of the derivatives and their designation as either a fair value hedge, a cash flow hedge, or a foreign currency hedge will determine when the gains or losses on the derivatives are to be reported in earnings and when they are to be reported as a component of other comprehensive income in stockholders' equity. In June 1999, the FASB issued

                                                          WWW.AMEREN.COM PAGE 45

SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS 133 to all fiscal quarters of all fiscal years, beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," which amended certain accounting and reporting standards of SFAS 133. The Company is adopting SFAS 133 in the first quarter of 2001. The Company expects the impact of this standard to result in a cumulative charge as of January 1, 2001 of $7 million after income taxes to the income statement and a cumulative adjustment of $11 million to decrease stockholders' equity. However, the Derivatives Implementation Group (DIG), a committee of the FASB responsible for providing guidance on the implementation of SFAS 133, has not reached a conclusion regarding the appropriate accounting treatment of certain types of energy contracts under SFAS 133. The Company is unable to predict when this issue will ultimately be resolved and the impact the resolution will have on the Company's future financial position, results of operations or liquidity. Implementation of SFAS 133 will likely increase the volatility of the Company's earnings in future periods.

NOTE 16 - SEGMENT INFORMATION

         In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Ameren's principal business segment is comprised of the utility operating companies that provide electric and gas service in portions of Missouri and Illinois. The other reportable segment includes the nonutility subsidiaries, as well as the Company's 60% interest in Electric Energy, Inc.

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

         The table below presents information about the reported revenues, net income, and total assets of Ameren for the years ended December 31:



                                  Utility       All       Reconciling
2000 In Millions               Operations     Other             Items         Total
-----------------------------------------------------------------------------------
Revenues                          $ 4,119     $ 294          $   (557)*     $ 3,856
Net income                            457        --                --           457
Total assets                       10,777       287            (1,350)        9,714
                                  =======     =====          ========       =======


* Elimination of intercompany revenues.


                                   Utility       All       Reconciling
1999 In Millions                Operations     Other             Items         Total
------------------------------------------------------------------------------------
Revenues                           $ 3,455     $ 243          $   (174)*     $ 3,524
Net income                             384         1                --           385
Total assets                         8,825       435               (82)        9,178
                                   =======     =====          ========       =======

1998 In Millions
------------------------------------------------------------------------------------
Revenues                           $ 3,230     $ 190          $   (102)*     $ 3,318
Net income                             380         6                --           386
Total assets                         8,594       237                16         8,847
                                   =======     =====          ========       =======

* Elimination of intercompany revenues.

         Specified items included in segment profit/loss for the years ended December 31:


                                        Utility              All
2000 In Millions                     Operations            Other           Total
--------------------------------------------------------------------------------
Interest expense                          $ 205           $   12           $ 217
Depreciation, depletion
and amortization expense                    359               13             372
Income tax expense                          297                4             301
                                          =====           ======           =====

1999 In Millions
--------------------------------------------------------------------------------
Interest expense                          $ 163           $    9           $ 172
Depreciation, depletion
and amortization expense                    337               12             349
Income tax expense                          261               (2)            259
                                          =====           ======           =====

1998 In Millions
--------------------------------------------------------------------------------
Interest expense                          $ 170           $    9           $ 179
Depreciation, depletion
and amortization expense                    334               14             348
Income tax expense                          263                5             268
                                          =====           ======           =====

Specified items related to segment assets as of December 31:



                                        Utility              All
2000 In Millions                     Operations            Other           Total
--------------------------------------------------------------------------------
Expenditures for additions
to long-lived assets                      $ 872           $   45           $ 917
                                          =====           ======           =====

1999 In Millions
--------------------------------------------------------------------------------
Expenditures for additions
to long-lived assets                      $ 342           $  179           $ 521
                                          =====           ======           =====

1998 In Millions
--------------------------------------------------------------------------------
Expenditures for additions
to long-lived assets                      $ 290           $   31           $ 321
                                          =====           ======           =====

PAGE 46      AMEREN CORPORATION   2000 ANNUAL REPORT



SELECTED CONSOLIDATED FINANCIAL INFORMATION


Millions of Dollars,
Except Share and Per Share Amounts and Ratios         2000          1999          1998          1997           1996          1995
---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS Year Ended December 31,

  Operating revenues                          $      3,856  $      3,524  $      3,318  $      3,327   $      3,328  $      3,236
  Operating expenses                                 3,216         2,961         2,747         2,744          2,752         2,658
  Operating income                                     640           563           571           582            576           578
  Income before extraordinary charge                   457           385           386           387            372           373
  Extraordinary charge, net of income taxes             --            --            --            52             --            --
  Net income                                           457           385           386           335            372           373
  Average common shares outstanding            137,215,462   137,215,462   137,215,462   137,215,462    137,215,462   137,215,462
                                              ------------  ------------  ------------  ------------   ------------  ------------


ASSETS, OBLIGATIONS
  AND EQUITY CAPITAL December 31,
  Total assets                                $      9,714  $      9,178  $      8,847  $      8,828   $      8,933  $      8,788
  Long-term debt obligations                         2,745         2,448         2,289         2,506          2,335         2,373
  Preferred stock subject to
    mandatory redemption                                --            --            --            --              1             1
  Preferred stock not subject to
    mandatory redemption                               235           235           235           235            298           298
  Common equity                                      3,197         3,090         3,056         3,019          3,016         2,971
                                              ------------  ------------  ------------  ------------   ------------  ------------


FINANCIAL INDICES Year Ended December 31,
  Earnings per share of common stock
    before extraordinary charge               $       3.33  $       2.81  $       2.82  $       2.82   $       2.71  $       2.72
  Extraordinary charge, net of income taxes             --            --            --  $       (.38)            --            --
  Earnings per share of common stock
    (based on average shares outstanding)     $       3.33  $       2.81  $       2.82  $       2.44   $       2.71  $       2.72
  Dividend payout ratio                                 76%           90%           90%           99%            88%           86%
  Return on average common stock equity              14.60%        12.56%        12.82%        11.14%         12.51%        12.76%
  Ratio earnings to fixed charges
    AmerenUE                                          5.33          5.64          4.99          4.70           4.68          4.78
    AmerenCIPS                                        4.05          2.98          4.13          3.64           4.30          4.41
  Book value per common share                 $      23.30  $      22.52  $      22.27  $      22.00   $      21.98  $      21.65
                                              ------------  ------------  ------------  ------------   ------------  ------------


CAPITALIZATION RATIOS December 31,
  Common equity                                       51.8%         53.5%         54.8%         52.4%          53.4%         52.6%
  Preferred stock                                      3.8           4.1           4.2           4.1            5.3           5.3
  Long-term debt                                      44.4          42.4          41.0          43.5           41.3          42.1
                                              ------------  ------------  ------------  ------------   ------------  ------------
                                                     100.0%        100.0%        100.0%        100.0%         100.0%        100.0%
                                              ============  ============  ============  ============   ============  ============

                                                      WWW.AMEREN.COM     PAGE 47


ELECTRIC OPERATING STATISTICS


Year Ended December 31,                                  2000                 1999                 1998
-------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES Millions
  Residential                                     $     1,142          $     1,097          $     1,125
  Commercial                                              997                  956                  966
  Industrial                                              505                  505                  511
  Wholesale                                               151                  108                   91
  Other                                                    24                   24                   23
                                                  -----------          -----------          -----------
    Native                                              2,819                2,690                2,716
  Interchange                                             534                  399                  240
  EEI                                                     164                  177                  152
  Miscellaneous                                            74                   60                   29
  Credit to customers                                     (65)                 (38)                 (43)
                                                  -----------          -----------          -----------
TOTAL ELECTRIC OPERATING REVENUES                 $     3,526          $     3,288          $     3,094
                                                  ===========          ===========          ===========
KILOWATTHOUR SALES Millions
  Residential                                          15,683               14,863               15,188
  Commercial                                           16,644               15,418               15,555
  Industrial                                           11,914               11,549               11,582
  Wholesale                                             4,230                3,002                2,446
  Other                                                   307                  303                  303
                                                  -----------          -----------          -----------
    Native                                             48,778               45,135               45,074
  Interchange                                          16,693               12,371                8,075
  EEI                                                   6,914                9,270                8,296
                                                  -----------          -----------          -----------
TOTAL KILOWATTHOUR SALES                               72,385               66,776               61,445
                                                  ===========          ===========          ===========
ELECTRIC CUSTOMERS End of Year
  Residential                                       1,307,237            1,298,008            1,289,548
  Commercial                                          190,399              186,598              179,773
  Industrial                                            5,957                6,188                5,926
  Wholesale                                                24                   20                   20
  Miscellaneous                                         4,295                4,293                4,098
                                                  -----------          -----------          -----------
TOTAL ELECTRIC CUSTOMERS                            1,507,912            1,495,107            1,479,365
                                                  ===========          ===========          ===========
RESIDENTIAL CUSTOMER DATA Average
  Kilowatthours used                                   12,579               11,827               11,986
  Annual electric bill                            $    895.20          $    859.53          $    873.28
  Revenue per kilowatthour                               7.12 cents           7.27 cents           7.29 cents
                                                  -----------          -----------          -----------
GROSS INSTANTANEOUS PEAK DEMAND Megawatts
  AmerenUE                                              8,706                8,831                8,429
  AmerenEnergy Resources/AmerenCIPS                     2,829                2,217                2,163
                                                  -----------          -----------          -----------
CAPABILITY AT TIME OF PEAK,
INCLUDING NET PURCHASES AND SALES Megawatts
  AmerenUE                                              9,359                9,141                9,027
  AmerenEnergy Resources/AmerenCIPS                     3,560                2,556                2,417
                                                  -----------          -----------          -----------
GENERATING CAPABILITY AT TIME OF PEAK Megawatts
  AmerenUE                                              8,320                8,352                8,282
  AmerenEnergy Resources/AmerenCIPS                     3,443                3,027                3,040
                                                  -----------          -----------          -----------
COAL BURNED Millions of Tons                           25,267               23,638               22,959
                                                  -----------          -----------          -----------
PRICE PER TON OF COAL Average                     $     18.94          $     20.34          $     21.29
                                                  -----------          -----------          -----------
SOURCE OF ENERGY SUPPLY
  Fossil                                                 83.2%                85.4%                83.5%
  Nuclear                                                18.8                 17.9                 17.7
  Hydro                                                   1.6                  3.1                  3.8
  Purchased and interchanged, net                        (3.6)                (6.4)                (5.0)
                                                  -----------          -----------          -----------
                                                        100.0%               100.0%               100.0%
                                                  ===========          ===========          ===========


ELECTRIC OPERATING STATISTICS


Year Ended December 31,                                  1997                 1996                 1995
-------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES Millions
  Residential                                     $     1,064          $     1,070          $     1,073
  Commercial                                              927                  920                  906
  Industrial                                              500                  500                  496
  Wholesale                                                91                   91                   87
  Other                                                    24                   28                   28
                                                  -----------          -----------          -----------
    Native                                              2,606                2,609                2,590
  Interchange                                             224                  280                  230
  EEI                                                     207                  198                  201
  Miscellaneous                                            47                   22                   20
  Credit to customers                                     (20)                 (47)                 (33)
                                                  -----------          -----------          -----------
TOTAL ELECTRIC OPERATING REVENUES                 $     3,064          $     3,062          $     3,008
                                                  ===========          ===========          ===========
KILOWATTHOUR SALES Millions
  Residential                                          14,325               14,418               14,086
  Commercial                                           14,990               14,872               14,464
  Industrial                                           11,404               11,191               10,971
  Wholesale                                             2,323                2,328                2,248
  Other                                                   317                  305                  316
                                                  -----------          -----------          -----------
    Native                                             43,359               43,114               42,085
  Interchange                                           9,402               10,768                8,176
  EEI                                                  11,220               10,554               10,850
                                                  -----------          -----------          -----------
TOTAL KILOWATTHOUR SALES                               63,981               64,436               61,111
                                                  ===========          ===========          ===========
ELECTRIC CUSTOMERS End of Year
  Residential                                       1,282,042            1,275,534            1,267,976
  Commercial                                          178,301              174,716              171,905
  Industrial                                            6,554                6,660                6,782
  Wholesale                                                21                   20                   21
  Miscellaneous                                         4,286                4,303                4,339
                                                  -----------          -----------          -----------
TOTAL ELECTRIC CUSTOMERS                            1,471,204            1,461,233            1,451,023
                                                  ===========          ===========          ===========
RESIDENTIAL CUSTOMER DATA Average
  Kilowatthours used                                   11,215               11,354               11,152
  Annual electric bill                            $    833.34          $    842.82          $    849.62
  Revenue per kilowatthour                               7.38 cents           7.30 cents           7.62 cents
                                                  -----------          -----------          -----------
GROSS INSTANTANEOUS PEAK DEMAND Megawatts
  AmerenUE                                              8,055                8,085                7,965
  AmerenEnergy Resources/AmerenCIPS                     1,923                1,892                1,940
                                                  -----------          -----------          -----------
CAPABILITY AT TIME OF PEAK,
INCLUDING NET PURCHASES AND SALES Megawatts
  AmerenUE                                              8,950                9,120                8,714
  AmerenEnergy Resources/AmerenCIPS                     2,491                2,519                2,489
                                                  -----------          -----------          -----------
GENERATING CAPABILITY AT TIME OF PEAK Megawatts
  AmerenUE                                              8,279                8,244                8,184
  AmerenEnergy Resources/AmerenCIPS                     3,033                3,033                3,018
                                                  -----------          -----------          -----------
COAL BURNED Millions of Tons                           21,392               20,062               17,715
                                                  -----------          -----------          -----------
PRICE PER TON OF COAL Average                     $     23.54          $     25.25          $     26.86
                                                  -----------          -----------          -----------
SOURCE OF ENERGY SUPPLY
  Fossil                                                 83.8%                79.6%                76.3%
  Nuclear                                                19.3                 19.2                 18.3
  Hydro                                                   2.7                  2.8                  3.6
  Purchased and interchanged, net                        (5.8)                (1.6)                 1.8
                                                  -----------          -----------          -----------
                                                        100.0%               100.0%               100.0%
                                                  ===========          ===========          ===========

PAGE 48      AMEREN CORPORATION   2000 ANNUAL REPORT


GAS OPERATING STATISTICS


Year Ended December 31,                            2000         1999         1998         1997         1996         1995
------------------------------------------------------------------------------------------------------------------------
NATURAL GAS OPERATING REVENUES Millions
  Residential                                  $    204     $    146     $    135     $    150     $    161     $    137
  Commercial                                         69           52           50           55           61           51
  Industrial                                         17           18           19           22           21           18
  Off system sales                                   18            4            3           13           --           --
  Miscellaneous                                      16            8           10           10           11           11
                                               --------     --------     --------     --------     --------     --------
TOTAL NATURAL GAS OPERATING REVENUES           $    324     $    228     $    217     $    250     $    254     $    217
                                               ========     ========     ========     ========     ========     ========

MMBTU SALES Millions
  Residential                                        25           21           21           23           27           24
  Commercial                                          9            8            8            9           11           10
  Industrial                                          3            4            6            6            5            5
  Off system sales                                    4            1            1            5           --           --
                                               --------     --------     --------     --------     --------     --------
TOTAL MMBTU SALES                                    41           34           36           43           43           39
                                               --------     --------     --------     --------     --------     --------
NATURAL GAS CUSTOMERS End of Year
  Residential                                   269,477      267,086      265,405      263,588      260,989      257,848
  Commercial                                     30,964       29,247       30,245       30,147       29,911       29,446
  Industrial                                        386          436          407          412          402          378
                                               --------     --------     --------     --------     --------     --------
TOTAL NATURAL GAS CUSTOMERS                     300,827      296,769      296,057      294,147      291,302      287,672
                                               ========     ========     ========     ========     ========     ========

PEAK DAY THROUGHPUT Thousands of MMBtus
  AmerenCIPS                                        226          247          229          281          302          270
  AmerenUE                                          169          184          157          181          189          159
                                               --------     --------     --------     --------     --------     --------
TOTAL PEAK DAY THROUGHPUT                           395          431          386          462          491          429
                                               ========     ========     ========     ========     ========     ========

PAGE 50 AMEREN CORPORATION 2000 ANNUAL REPORT


INVESTOR INFORMATION

COMMON STOCK AND DIVIDEND INFORMATION

         Ameren's common stock is listed on the New York Stock Exchange (ticker symbol: AEE). AEE began trading on January 2, 1998, following the merger of Union Electric Company and CIPSCO Incorporated on December 31, 1997.

         Common stockholders of record totaled 107,587 for Ameren at December 31, 2000. The following includes the price ranges and dividends paid per common share for AEE during 2000 and 1999.


AEE 2000
Quarter Ended         High         Low           Close   Dividends Paid
--------------------------------------------------------------------------------
March 31           $34 1/4    $27 9/16       $30 15/16      63 1/2 cents
June 30             38         30 5/8         33 3/4        63 1/2
September 30        43 11/16   34 1/16        41 7/8        63 1/2
December 31         46 15/16   37 3/8         46 5/16       63 1/2


AEE 1999
Quarter Ended           High         Low           Close       Dividends Paid
--------------------------------------------------------------------------------
March 31           $42 15/16   $36 3/16          $36 3/16        63 1/2 cents
June 30             40 15/16    35 13/16          38 3/8         63 1/2
September 30        40 3/4      36 7/8            37 13/16       63 1/2
December 31         39 7/8      32                32 3/4         63 1/2

ANNUAL MEETING

         The annual meeting of Ameren, Union Electric Company and Central Illinois Public Service Company stockholders will convene at 9 a.m., Tuesday, April 24, 2001, at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri.

DRPLUS

         Through DRPlus -- Ameren's dividend reinvestment and stock purchase plan -- any person of legal age or entity, whether or not an Ameren stockholder, is eligible to participate in DRPlus.

Participants can:

         |_| make cash investments by check or automatic direct debit to their bank accounts to purchase Ameren common stock, totaling up to $120,000 annually.
         |_| reinvest their dividends in Ameren common stock -- or receive Ameren dividends in cash.
         |_| place Ameren common stock certificates in safekeeping and receive regular account statements.

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

         The Company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (central standard time). Please write or call:
Ameren Services Company Investor Services
P.O. Box 66887
St. Louis, MO 63166-6887
St. Louis area 314-554-3502
Toll-free 1-800-255-2237

TRANSFER AGENT, REGISTRAR AND PAYING AGENT

         The Transfer Agent, Registrar and Paying Agent for Ameren Corporation Common Stock and Union Electric Company and Central Illinois Public Service Company Preferred Stock is Ameren Services Company.

OFFICE
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
314-621-3222